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07023461

SUPPL

File No. ~~82-5134~~

May 11, 2007

Re: Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
MAY 2007

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

1. Third Quarter 2006 Results of Telefónica Móviles Perú Holding S.A.A.

2. Interim Financial Statements (un-audited) of Telefónica Móviles Perú Holding S.A.A as of September 30th, 2006 and as of December 31st, 2005.

3. Interim Financial Statements (un-audited) of Telefónica Móviles Perú Holding S.A.A. and Subsidiary as of September 30th, 2006 and as of December 31st, 2005.

4. Letter to CONASEV, dated October 26, 2006, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A, held on October 25, 2006, and the resolutions therein agreed upon.

5. Fourth Quarter 2006 Results of Telefónica Móviles Perú Holding S.A.A.

Dlw 5/14

(NY) 19788/003/12G3-2B/MOVILES/MOVILES07/04.25.Moviles.12g3.2b.doc

6. Financial Statements of Telefónica Móviles Perú Holding S.A.A as of December 31, 2006 and 2005, together with the reports of the independent auditors.

7. Financial Statements of Telefónica Móviles Perú Holding S.A.A as of December 31, 2006 and 2005.

8. Consolidated Financial Statements of Telefónica Móviles Perú Holding S.A.A and Subsidiary as of December 31, 2006 and 2005.

9. Letter to CONASEV, dated February 13, 2007, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A, held on February 12, 2007, and the resolutions therein agreed upon.

10. Letter to CONASEV, dated February 23, 2007, regarding the announcement of the Annual Mandatory Shareholders' Meeting to be held on March 23, 2007. Referenced in this letter, as attachments to the letter, are the immediately following four documents hereby submitted separately.

11. Notice to the Annual Mandatory Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A,, dated February 23, 2007.

12. Motions of Annual Mandatory Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A

13. Annual Report of Telefónica Móviles Perú Holding S.A.A. for 2006.

14. Consolidated Financial Statements of Telefónica Móviles Perú Holding S.A.A and Subsidiary as of December 31, 2006 and 2005, together with the reports of the independent auditors.

15. Letter to CONASEV, dated March 29, 2007, regarding the Annual Mandatory Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A, held on March 23, 2007, and the resolutions therein agreed upon. Referenced in this letter, as an attachment to the letter, is the immediately following document hereby submitted separately.

16. Declaration according to CONASEV Resolution N° 001-2007-EF/94.10.

17. First Quarter 2007 Results of Telefónica Móviles Perú Holding S.A.A.

18. Interim Financial Statements (un-audited) of Telefónica Móviles Perú Holding S.A.A. as of March 31st, 2007 and as of December 2006.

19. Interim Consolidated Financial Statements (un-audited) of Telefónica Móviles Perú Holding S.A.A. and Subsidiary as of March 31st, 2007 and as of December 31st, 2006.

20. Letter to CONASEV, dated April 20, 2007, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A, held on April 19, 2007, and the resolutions therein agreed upon.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at +44 (20) 7418 1025.

Very truly yours,



Paulina Vargas
Legal Assistant

Enclosures

English Summary for Telefónica Móviles Perú Holding S.A.A.
– Third Quarter 2006 Results of Telefónica Móviles Perú Holding S.A.A.

– Interim Financial Statements (un-audited) of Telefónica Móviles Perú Holding S.A.A. as of September 30th, 2006 and as of December 31st, 2005.

– Interim Financial Statements (un-audited) of Telefónica Móviles Perú Holding S.A.A. and Subsidiary as of September 30th, 2006 and as of December 31st, 2005.

– Letter to CONASEV, dated October 26, 2006, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A, held on October 25, 2006, and the resolutions therein agreed upon.

– Fourth Quarter 2006 Results of Telefónica Móviles Perú Holding S.A.A.

– Financial Statements of Telefónica Móviles Perú Holding S.A.A as of December 31, 2006 and 2005, together with the reports of the independent auditors.

– Financial Statements of Telefónica Móviles Perú Holding S.A.A as of December 31, 2006 and 2005.

– Consolidated Financial Statements of Telefónica Móviles Perú Holding S.A.A and Subsidiary as of December 31, 2006 and 2005.

– Letter to CONASEV, dated February 13, 2007, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A, held on February 12, 2007, and the resolutions therein agreed upon.

– Letter to CONASEV, dated February 23, 2007, regarding the announcement of the Annual Mandatory Shareholders' Meeting to be held on March 23, 2007. Referenced in this letter, as attachments to the letter, are the immediately following four documents hereby submitted separately.

– Notice to the Annual Mandatory Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A,, dated February 23, 2007.

– Motions of Annual Mandatory Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A

– Annual Report of Telefónica Móviles Perú Holding S.A.A. for 2006.

– Consolidated Financial Statements of Telefónica Móviles Perú Holding S.A.A and Subsidiary as of December 31, 2006 and 2005, together with the reports of the independent auditors.

– Letter to CONASEV, dated March 29, 2007, regarding the Annual Mandatory Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A, held on March 23, 2007, and the resolutions therein agreed upon. Referenced in this letter, as an attachment to the letter, is the immediately following document hereby submitted separately.

– Declaration according to CONASEV Resolution N° 001-2007-EF/94.10.

– First Quarter 2007 Results of Telefónica Móviles Perú Holding S.A.A.

– Interim Financial Statements (un-audited) of Telefónica Móviles Perú Holding S.A.A. as of March 31st, 2007 and as of December 2006.

– Interim Consolidated Financial Statements (un-audited) of Telefónica Móviles Perú Holding S.A.A. and Subsidiary as of March 31st, 2007 and as of December 31st, 2006.

– Letter to CONASEV, dated April 20, 2007, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A, held on April 19, 2007, and the resolutions therein agreed upon.

File No. 82-5134


SEC MAIL
PROCESSING
RECEIVED
MAY 11 2007
WASH, D.C.
161
SECTION

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Información Financiera Interina (no auditada) al 30 de septiembre de 2006 y al 31 de diciembre de 2005

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Información Financiera Consolidada Interina (no auditada) al 30 de septiembre de 2006 y al 31 de diciembre de 2005.

REFERENCIAS

Balance General

El código 1D0309 "Obligaciones financieras a corto plazo" incluye:

	30.09.06 S/(000)	31.12.05 S/(000)
Deuda con entidades bancarias, nota 12	113,462	48,500
Porción corriente de los bonos, nota15	198,771	-
Porción corriente de deudas a largo plazo, nota 16	70,671	573,066
	382,904	621,566

El código 1D0401 "Obligaciones financieras a largo plazo" incluye:

	30.09.06 S/(000)	31.12.05 S/(000)
Porción no corriente de los bonos, nota15	271,704	-
Porción no corriente de deudas a largo plazo, nota 16	20,333	91,231
	292,037	91,231

Estado de Ganancias y Pérdidas

El código 2D0101 "Ventas netas" incluye:

	30.09.06 S/(000)	30.09.05 S/(000)
Ingreso por tráfico, nota 21	659,432	474,342
Interconexión con Telefónica del Perú S.A.A.	246,120	295,685
Otros ingresos operativos, nota 22	398,617	316,074
	1,304,169	1,086,101

El código 2D0301 "Gastos de administración" incluye:

	30.09.06 S/(000)	30.09.05 S/(000)
Generales, nota 24	423,709	372,648
Depreciación, nota 10	370,336	263,248
Materiales y suministros, nota 9	276,169	174,975
Interconexión, nota 23	126,901	98,557
Personal, nota 25	84,760	80,308
Amortización, nota 11	25,833	26,556
Honorario por transferencia de capacidad técnica y de gestión	1,630	13,791
	1,309,338	1,030,083

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Notas a los estados financieros consolidados

Al 30 de septiembre de 2006 y 31 de diciembre de 2005

1. Actividad económica

Telefónica Móviles Perú Holding S.A.A. (en adelante "la Compañía"), fue constituida el 17 de noviembre de 2000. A partir del 16 de junio de 2006, la Compañía es subsidiaria de Latin America Cellular Holdings B.V. (empresa del grupo Telefónica constituida en Holanda); en dicha fecha, Telefónica Móviles S.A. (España) le transfirió las acciones que mantenía en la Compañía que representaban el 97.97 por ciento del accionariado total. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones y otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú.

La Compañía no tiene personal, por lo que los servicios administrativos y contables son prestados por su relacionada Telefónica Gestión de Servicios Compartidos Perú S.A.C. y la Subsidiaria. El número de empleados de la Subsidiaria al 30 de setiembre de 2006 y al 31 de diciembre de 2005 era de 1,180 y 1,175, respectivamente.

Los estados financieros consolidados incluyen los estados financieros de Telefónica Móviles S.A. (en adelante la "Subsidiaria"), que, por lo expuesto en la nota 2, vendría a ser la continuación de Telefónica Móviles S.A.C. (en adelante "TEM"), constituida en 1999 para brindar servicios de telefonía móvil, troncalizado, busca personas, servicios móviles por satélite, entre otros. La Compañía posee el 96.09 por ciento de la participación en el capital de la Subsidiaria, al 30 de septiembre de 2006 y al 31 de diciembre de 2005.

En Junta General de Accionistas de Comunicaciones Móviles del Perú S.A. (antes Bellsouth Perú S.A.) celebrada el 28 de febrero de 2005, se acordó la fusión por absorción de Telefónica Móviles S.A.C., la cual se disolvió y extinguió sin liquidarse, ver nota 2.

Los estados financieros de la Subsidiaria muestran los siguientes saldos al 30 de septiembre de 2006 y al 31 de diciembre de 2005:

	30.09.06 S/.(000)	31.12.05 S/.(000)
Total activos	2,176,576	2,257,577
Total pasivos	1,278,329	1,351,313
Total patrimonio neto	898,247	906,264
Pérdida neta	(7,197)	(38,217)

Los estados financieros consolidados de la Compañía por el año terminado el 31 de diciembre de 2005, fueron aprobados en Junta General de Accionistas realizada el 24 de marzo de 2006.

2. Adquisición de empresa y reorganización societaria

En octubre de 2004, el Grupo Telefónica adquirió el 97.43 por ciento de las acciones del capital social de Bellsouth Perú S.A. a Bellsouth Perú BVI Limited, cambiando su denominación social a Comunicaciones Móviles del Perú S.A. (en adelante CMP). CMP inició sus operaciones en junio de 1990 para la prestación de servicios públicos de comunicaciones y otros de valor añadido.

Como consecuencia de la toma de control del Grupo Telefónica, efectuada el 28 de octubre de 2004, se decidió reestructurar las operaciones de TEM y CMP, ya que ambas entidades operan en la misma línea de negocios, y realizar la fusión de ambas empresas. Legalmente, en Junta General de Accionistas de CMP del 28 de febrero de 2005, se acordó fusionar ambas entidades, mediante la absorción de TEM, la cual se disolvió y extinguió sin liquidarse; para lo que se realizó la valorización de ambas empresas y se determinó la relación de intercambio. La fusión se realizó con fecha efectiva 1° de junio de 2005. En la misma fecha de la fusión CMP cambió de razón social a Telefónica Móviles S.A.

3. Contratos de concesión

Como resultado de la fusión descrita anteriormente, la Subsidiaria mantiene vigentes contratos de concesión, provenientes de CMP, suscritos con el Estado Peruano, representado por el Ministerio de Transportes y Comunicaciones (en adelante MTC). Entre los principales tenemos: (i) servicio público de telefonía móvil en el área de Lima y la Provincia Constitucional del Callao, (ii) servicio público de telefonía móvil para la explotación de la Banda B de Provincias, (iii) servicio público portador de larga distancia nacional e internacional y servicio público de telefonía fija en la ciudad de Lima y la Provincia Constitucional del Callao. Dichos contratos de concesión fueron aprobados mediante Resoluciones Ministeriales N°021-99-MTC/15.03, N°022-99-MTC/15.03 y N°243-99-MTC/15.03.

Por otro lado, el MTC mediante Resolución Viceministerial No.160-2005-MTC/03, de fecha 7 de abril de 2005, aprobó la transferencia de los siguientes contratos de concesión otorgados a TEM a favor de CMP: (i) servicio público de telefonía móvil en el área de Lima y la Provincia Constitucional del Callao, (ii) servicio público de telefonía a nivel nacional, (iii) servicio público de buscapersonas en el departamento de Lima y (iv) servicio público de buscapersonas a nivel nacional. Dichos contratos fueron aprobados por el MTC mediante las Resoluciones Ministeriales N°373-91-TCC/15.17, N°612-92-TCC/15.17 y N°068-MTC/15.17.

Al 30 de septiembre de 2006 la Subsidiaria mantiene los siguientes contratos de concesión:

Entidad original	Ubicación	Plazo	Inicio	Vencimiento
TEM	Lima	20 años	1991	2011
	Provincias	20 años	1992	2012
CMP	Lima	20 años	1991	2011
	Provincias	20 años	1998	2018

Los contratos de concesión establecen, entre otros, los siguientes aspectos:

(a) El plazo de las concesiones es de veinte (20) años. Las concesiones pueden ser renovadas gradualmente a solicitud de la Subsidiaria, previa evaluación y aprobación del Organismo Supervisor de Inversión Privada de Telecomunicaciones – OSIPTEL y el MTC.

(b) La obligación de celebrar contratos para interconectarse con otras compañías prestadoras de servicios de telefonía móvil, con aprobación del Organismo Supervisor de Inversión Privada en Telecomunicaciones - OSIPTEL.

(c) Una serie de obligaciones para el servicio de telefonía móvil y para el servicio de buscapersonas relacionadas con la mejora de la calidad del servicio y del plan de expansión.

Asimismo, de conformidad con la mencionada Resolución Viceministerial del 7 de abril de 2005, la Subsidiaria asumió los siguientes compromisos:

(a) Devolver dentro del plazo de hasta veinticuatro meses, contados desde el 1° de junio de 2005, una de las bandas de 25Mhz correspondientes a la Banda de 800MHz (Banda "A" proveniente de TEM o "B" proveniente de CMP). De conformidad con la Resolución Directorial No. 1011.2005.MTC/17, de fecha 31 de mayo de 2005, se aprueba el cronograma de devolución y migración que debe seguir la Subsidiaria. La Subsidiaria decidió devolver la Banda B.

(b) Operar observando las normas de libre y leal competencia, por lo que no puede ser objeto de sanción por infracción de las normas de libre competencia que cuenta con resolución judicial consentida o ejecutoria.

(c) Ampliar la cobertura del servicio de telefonía móvil a 2,000 localidades en un plazo máximo de hasta tres años. Para el cumplimiento de esta obligación de cobertura, la Subsidiaria no podrá utilizar los recursos del Fondo de Inversión en Telecomunicaciones (FITEL).

(d) Implementar la portabilidad numérica en el plazo y condiciones que establezca el MTC. El incumplimiento de esta obligación acarreará una penalidad equivalente a 350 Unidades Impositivas Tributarias. A la fecha el MTC aún no ha establecido el plazo y condiciones para su implementación.

(e) Continuar prestando el servicio de telefonía fija local en su red móvil, en tanto esté vigente la concesión. Asimismo, continuará prestando el servicio de telefonía móvil, en la modalidad de teléfonos públicos.

(f) Informar al MTC, de acuerdo con el cronograma de devolución y migración, sobre la infraestructura que no va a utilizar.

A la fecha, la Gerencia de la Subsidiaria considera que se está cumpliendo con todas los compromisos indicados anteriormente.

4. Principios contables

Los principales principios de contabilidad utilizados por Telefónica Móviles Perú Holding S.A.A. y su Subsidiaria se describen a continuación:

(a) Bases de presentación y cambios contables -

Los estados financieros consolidados adjuntos han sido preparados a partir de los registros de contabilidad de Telefónica Móviles Perú Holding S.A.A. y de su Subsidiaria, los cuales se llevan en términos monetarios nominales de la fecha de las transacciones, de acuerdo con principios de contabilidad generalmente aceptados en el Perú, los cuales comprenden a las Normas Internacionales de Información Financiera (NIIF) seleccionadas y oficializadas por el Consejo Normativo de Contabilidad (CNC) a la fecha de los estados financieros.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad ("IASB" por sus siglas en inglés), estableció que el término NIIF incluye a las normas e interpretaciones aprobadas por la IASB, las normas internacionales de contabilidad (NIC) y las interpretaciones SIC emitidas por organismos previos.

Hasta el 31 de diciembre de 2005, las NIC oficializadas por el CNC para su aplicación en el Perú correspondían en su mayoría a versiones anteriores a aquellas aplicables a nivel internacional. A partir del 1 de enero de 2006, con las excepciones mencionadas en el siguiente párrafo, todas las NIIF (y NICs) vigentes a nivel internacional aplicables a la Compañía, se encuentran aprobadas para su aplicación en el Perú, según la Resolución N°034-2005-EF/93.01.del CNC de marzo de 2005. La adopción en el año 2006 de las nuevas NIIF no tuvo un efecto significativo en los estados financieros de la Compañía.

Con fecha 3 de febrero de 2006, el CNC mediante Resolución N°038-2005-EF/93.01 resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la NIC 21 "Efecto de las Variaciones de los Tipos de Cambio de Monedas Extranjeras" (versión 2003) y restituir por el mismo periodo la aplicación en el país de la NIC 21 (versión 1993), así como las SICs 19 y 30; excepto por el Tratamiento Alternativo Permitido señalado en los párrafos 20,21 y 22 de la citada NIC. Asimismo, el CNC resolvió mantener la aplicación en el Perú del Método de Participación Patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, entidades conjuntamente controladas y asociadas, en adición a los métodos establecidos en las NIC 27 y 28 (versión 2003).

En la preparación y presentación de los estados financieros consolidados al 30 de septiembre de 2006 y al 31 de diciembre de 2005, la Gerencia de la Compañía ha observado el cumplimiento de las NIIF que le son aplicables.

Nota a los estados financieros consolidados interinos (no auditados)
(continuación)

(b) Consolidación de estados financieros -

Subsidiaria es toda entidad sobre la cual la Compañía tiene el poder de gobernar las políticas financieras y operativas. Las subsidiarias son aquellas en las que la Compañía tiene el control.
La subsidiaria es totalmente consolidada desde la fecha en que se transfirió el control efectivo de la misma a la Compañía y deja de ser consolidada desde la fecha en que el control cesa.
Los estados financieros consolidados al 30 de septiembre de 2006 y al 31 de diciembre de 2005, incluyen todas las cuentas de la Compañía y su Subsidiaria, tal como se detalla en la nota 1. Todas las cuentas y transacciones significativas entre estas compañías, incluyendo las ganancias y perdidas no realizadas han sido eliminadas en los estados financieros consolidados adjuntos.

El interés minoritario fue determinado en proporción a la participación de los accionistas minoritarios en el patrimonio neto de la Subsidiaria, y se presenta por separado en el balance general consolidado y en el estado consolidado de ganancias y pérdidas. Los estados financieros consolidados se preparan usando políticas contables uniformes para transacciones y hechos similares.

(c) Uso de estimados y supuestos -
La preparación de los estados financieros consolidados requiere que la Gerencia efectúe estimados que afectan las cifras reportadas de activos y pasivos, de ingresos y gastos, y la revelación de hechos importantes incluidos en las notas a los estados financieros consolidados. Los estimados y juicios realizados son continuamente revisados y se basan en la experiencia histórica y otros factores, incluyendo la evaluación de eventos futuros que se consideran razonables en las circunstancias. Los resultados finales podrían diferir de dichas estimaciones. Las estimaciones más significativas relacionadas con los estados financieros consolidados son la provisión para cuentas de cobranza dudosa, la depreciación de inmuebles, planta y equipo, la provisión para contingencias y desvalorización de activos, el impuesto a la renta y participación de los trabajadores, y la estimación de los ingresos devengados.

(d) Operaciones en moneda extranjera -
La Compañía y su Subsidiaria registran sus operaciones en moneda extranjera aplicando a dichos montos los tipos de cambio del día de la transacción. Las diferencias en cambio que se generan entre el tipo de cambio de liquidación de las transacciones o de cierre del balance general consolidado y el tipo de cambio con el que fueron inicialmente registradas las operaciones, son reconocidas en el estado consolidado de ganancias y pérdidas, en el período en que se generan.

(e) Instrumentos financieros -

Los instrumentos financieros presentados en el balance general consolidado se clasifican en pasivos o patrimonio de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como pasivo, se registran como gastos o ingresos. Los pagos a los tenedores de los instrumentos financieros registrados como patrimonio se registran directamente en el patrimonio neto consolidado.

Los instrumentos financieros se compensan cuando la Compañía y su Subsidiaria tienen el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta o de realizar el activo y cancelar el pasivo simultáneamente.

Los instrumentos financieros derivados son inicialmente reconocidos en el balance general consolidado al costo y posteriormente son registrados a su valor estimado de mercado. Este valor se determina sobre la base de los tipos de cambio y tasas de interés de mercado. Todos los instrumentos derivados son registrados como activos cuando el valor estimado de mercado es positivo y como pasivos cuando el valor estimado de mercado es negativo. Las ganancias o pérdidas por cambios en su valor estimado de mercado se registran en los resultados consolidados del ejercicio, salvo en el caso de aquellos derivados designados como de cobertura de flujos de efectivo, donde el cambio de valor se refleja inicialmente en patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

(f) Cuentas por cobrar comerciales -

Las cuentas por cobrar comerciales son expresadas a su valor nominal y se presentan en el balance general consolidado netas de la provisión para cuentas de cobranza dudosa. Las cuentas por cobrar comerciales incluyen los ingresos estimados por los servicios no facturados a la fecha del balance general consolidado, ver párrafo (l).

La Compañía y su Subsidiaria estiman su provisión de cobranza dudosa para los activos financieros individualmente no significativos de manera colectiva evaluando la existencia de evidencia objetiva del deterioro del valor de las cuentas por cobrar. La Compañía y su Subsidiaria han determinado, sobre la base de experiencia histórica, que las deudas vencidas con una antigüedad mayor a cuatro meses desde la fecha de facturación no son recuperables. Para el caso de las cuentas por cobrar a distribuidores, agencias y grandes superficies, la Subsidiaria ha determinado que las deudas vencidas con una antigüedad entre 150 y 360 días son recuperables en un 50 por ciento, mientras que las vencidas con una antigüedad mayor a 360 días no son recuperables. En ambos casos, la provisión se registra con cargo a los resultados en el ejercicio en el cual la Gerencia determina la necesidad de constituirla.

En opinión de la Gerencia de la Compañía y Subsidiaria, este procedimiento permite estimar razonablemente la provisión para cuentas de cobranza dudosa, considerando las características de los clientes en el Perú.

(g) Existencias -
Las existencias corresponden principalmente a equipos terminales que están valuados al costo. Los equipos terminales son registrados en los resultados cuando son entregados en venta a los clientes finales y se presentan en el rubro de materiales y suministros del estado consolidado de ganancias y pérdidas. Las existencias en tránsito se presentan al costo específico de adquisición.

Los equipos terminales entregados en alquiler son reclasificados al rubro inmuebles, planta y equipo y son depreciados en un año siguiendo el método de la línea recta, ver párrafo (h) siguiente.

La Gerencia de la Compañía y Subsidiaria determinan la necesidad de la provisión por desvalorización en función a un análisis efectuado sobre la rotación de los equipos terminales. Los equipos averiados y aquellos que no tienen movimiento en el último año son provisionados en su totalidad. La provisión se registra con cargo a los resultados del ejercicio, en el cual se determina la necesidad de esa provisión.

(h) Inmuebles, planta y equipo -
El rubro inmuebles, planta y equipo se presenta al costo, neto de la depreciación acumulada y la pérdida por desvalorización en el valor de estos activos, ver párrafo (o). La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios y otras construcciones	33
Planta telefónica	Entre 7 y 15
Equipos terminales	1
Equipos diversos	5 y 10
Vehículos	5
Muebles y enseres	10

La vida útil y el método de depreciación se revisan periódicamente para asegurar que el método y el periodo de la depreciación sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, planta y equipo. Los desembolsos incurridos después que un activo ha sido puesto en uso se capitalizan como costo adicional de este activo únicamente cuando es probable que tales desembolsos resultarán en beneficios económicos futuros superiores al rendimiento normal evaluado originalmente para dicho activo. Los desembolsos por mantenimiento y reparaciones se reconocen como gasto del ejercicio en que son incurridos.

Las obras en curso representan, principalmente, la planta e inmuebles en construcción y se registran al costo. Esto incluye el costo de construcción, planta y equipo y otros costos directos. Las construcciones en proceso no se deprecian hasta que los activos relevantes se terminen y estén operativos.

(i) Arrendamiento financiero -

Los arrendamientos financieros se reconocen, al inicio de los contratos, registrando los correspondientes activos y pasivos por un importe igual al valor razonable de los activos en arrendamiento o, si es menor, al valor presente de las cuotas de arrendamiento. Los costos directos iniciales se consideran como parte del activo.

Los pagos por arrendamiento se distribuyen entre las cargas financieras y la reducción del pasivo. La carga financiera se distribuye en los periodos de vigencia de los contratos de arrendamiento.

Los arrendamientos financieros generan gastos de depreciación por los activos arrendados, así como gastos financieros por el pasivo correspondiente. La política de depreciación aplicable a los activos arrendados es consistente con la política para los otros activos depreciables que poseen la Compañía y su Subsidiaria.

(j) Intangibles -

Los intangibles se registran inicialmente al costo. Un activo se reconoce como intangible si es probable que los beneficios económicos futuros atribuibles que genere fluirán a la Compañía y su Subsidiaria y su costo puede ser medido confiablemente. Después del reconocimiento inicial, los intangibles se miden al costo menos la amortización acumulada y cualquier pérdida acumulada por desvalorización, ver párrafo (o). Los intangibles se amortizan bajo el método de línea recta, sobre la base de las siguientes vidas útiles estimadas:

Descripción	**Años**
Concesiones de telefonía móvil, nota 3	20
Software	5

El periodo y el método de amortización se revisan al final de cada año.

(k) Provisiones y contingencias -

Se reconoce una provisión sólo cuando la Compañía y Subsidiaria tienen una obligación presente como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y puede hacerse una estimación fiable del importe de la obligación. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general consolidado.

Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias posibles no se reconocen en los estados financieros consolidados. Los pasivos contingentes se revelan en notas a los estados financieros consolidados, excepto que la posibilidad de que se desembolse un flujo económico sea remota. Los activos contingentes no se reconocen en los estados financieros consolidados, pero se revelan cuando su grado de contingencia es probable.

(l) Reconocimiento de ingresos, costos y gastos -

Los ingresos por servicios de telefonía (interconexión, tráfico y otros) son reconocidos en el período en que se brinda el servicio, medidos principalmente por el tiempo de tráfico procesado y las tarifas fijadas con los clientes.

Los ingresos por venta de bienes (equipos terminales), son reconocidos cuando los equipos son activados y transferidos al cliente final. Los ingresos devengados que no son facturados a la fecha de los estados financieros consolidados son estimados sobre la base de la información histórica más reciente, proporcionada por el área comercial de la Subsidiaria.

Los otros ingresos, costos y gastos se reconocen a medida que devengan, independientemente del momento en que se realizan, y se registran en los períodos con los cuales se relacionan.

(m) Efectivo -

El rubro efectivo y equivalente de efectivo presentado en el balance general consolidado, incluye los saldos en efectivo y mantenidos en bancos. Para propósitos de preparación del estado de flujos de efectivo consolidado se incluye el efectivo y los depósitos cuyo vencimiento original es menor a tres meses.

(n) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y la participación de los trabajadores se calculan sobre la base de los estados financieros individuales de la Compañía y su Subsidiaria. El registro contable del impuesto a la renta y la participación de los trabajadores se ha realizado considerando los principios de la NIC 12.

La Subsidiaria mantiene convenios de estabilidad jurídica suscritos con el Estado Peruano, según se explica en la nota 29, mediante los cuales la materia imponible para la Subsidiaria está gravada con la tasa del 30 por ciento. En adición, las pérdidas tributarias podrán aplicarse a partir del primer ejercicio fiscal en que se obtenga la utilidad tributaria y por un plazo no mayor de cuatro años, contados a partir de dicho ejercicio fiscal. Asimismo, la tasa de la participación de los trabajadores aplicable a la Subsidiaria es de 10 por ciento.

El impuesto a la renta y participación de los trabajadores diferidos reflejan los efectos de las diferencias temporales entre los saldos de activos y pasivos diferidos para fines contables y los determinados para fines tributarios. Los activos y pasivos diferidos se miden utilizando las tasas de impuesto que se esperan aplicar a la renta imponible en los años en que estas diferencias se recuperen o eliminen. La medición de los activos y pasivos diferidos refleja las consecuencias tributarias derivadas de la forma en que la Compañía y su Subsidiaria esperan recuperar o liquidar el valor de sus activos y pasivos a la fecha del balance general consolidado.

El activo y pasivo diferido se reconocen sin tomar en cuenta el momento en que se estime que las diferencias temporales se anulan. Los activos diferidos son reconocidos cuando es probable que existan beneficios tributarios futuros suficientes para que el activo diferido se pueda aplicar. A la fecha del balance general consolidado, la Compañía y su Subsidiaria evalúan los activos diferidos no reconocidos y el saldo de los reconocidos.

(o) Desvalorización de activos -
El valor neto en libros de inmuebles, planta y equipos e intangibles es revisado para determinar si no existe un deterioro cuando se presentan acontecimientos o cambios económicos que indiquen que dicho valor pueda no ser recuperable. Cuando el valor del activo en libros excede su valor recuperable, se reconoce una pérdida por desvalorización en el estado consolidado de ganancias y pérdidas.

El valor recuperable de un activo se define como el mayor importe entre el precio de venta neto y su valor en uso. El precio de venta neto es el monto que se puede obtener en la venta de un activo en un mercado libre, mientras que el valor en uso es el valor presente de los flujos futuros estimados del uso continuo de un activo y de su disposición al final de su vida útil. Al determinar el valor en uso, los flujos futuros de efectivo se descuentan a su valor presente utilizando una tasa de descuento antes de impuestos que refleja la evaluación de las condiciones actuales de mercado, del valor del dinero en el tiempo y los riesgos específicos del activo. Los importes recuperables se estiman para cada activo o, si no es posible, para la unidad generadora de efectivo.

(p) Utilidad (pérdida) por acción -
La utilidad (pérdida) por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general consolidado. Las acciones emitidas o anuladas por la reexpresión del capital social provenientes del ajuste por inflación de los estados financieros consolidados, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones, se consideran que estas acciones siempre estuvieron en circulación. La Compañía y su Subsidiaria no tienen instrumentos financieros que produzcan efectos dilutivos, por lo que la utilidad (pérdida) por acción básica y diluida es la misma.

5. Transacciones en moneda extranjera

Las operaciones en moneda extranjera se efectúan a las tasas de cambio del mercado libre. Al 30 de septiembre de 2006, el tipo de cambio promedio ponderado del mercado libre publicado por la Superintendencia de Banca, Seguros y AFP, para las transacciones en dólares estadounidenses fue de S/3.249 para la compra y S/3.250 para la venta (S/3.429 y S/3.431 al 31 de diciembre de 2005, respectivamente, por US$1.00).

Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, la Subsidiaria tenía los siguientes activos y pasivos en dólares estadounidenses:

	30.09.06 US$(000)	31.12.05 US$(000)
Activos		
Caja y bancos	68,996	34,206
Cuentas por cobrar comerciales, neto	20,813	27,225
Cuentas por cobrar a empresas relacionadas	3,095	158
Otras cuentas por cobrar	-	1,474
	92,904	63,063
Pasivos		
Cuentas por pagar comerciales	58,026	51,622
Cuentas por pagar a empresas relacionadas	582	13,710
Otras cuentas por pagar	-	1,330
Préstamos bancarios	20,000	-
Deudas a largo plazo	60,330	168,842
	138,938	235,504
Posición de compra de derivadas (valor de referencia)	55,000	-
Posición activa neta	8,966	172,441

Al 30 de septiembre de 2006, la Subsidiaria ha firmado contratos "forward" de compra de dólares estadounidenses por un importe nominal total ascendente a aproximadamente US$ 5,000,000 y "swaps" de monedas por un importe nominal de US$ 50,000,000 (al 31 de diciembre de 2005, la Subsidiaria no tenia operaciones vigentes en productos derivados para la cobertura de su riesgo de cambio).

6. Efectivo y equivalente de efectivo

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	31.12.05 S/(000)
Caja y fondo fijo	222	337
Cuentas corrientes (b)	7,184	20,716
Depósitos a plazo (b)	438,813	318,728
	446,219	339,781

(b) Las cuentas corrientes y los depósitos a plazo se mantienen en bancos locales y están denominados en nuevos soles y dólares estadounidenses. Los depósitos a plazo son remunerados a tasas vigentes en el mercado local y tienen vencimientos originales menores a 30 días. Al 30 de septiembre de 2006, corresponden principalmente a depósitos mantenidos en el BBVA Banco Continental y BBVA Nueva York por aproximadamente S/.212,000,000 y US$68,810,000, respectivamente (S/.209,000,000 y US$32,000,000 en el BBVA Banco Continental, al 31 de diciembre de 2005).

(c) No existen restricciones sobre los saldos de efectivo y equivalente de efectivo al 30 de septiembre de 2006 y al 31 de diciembre de 2005.

7. Cuentas por cobrar comerciales, neto

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	31.12.05 S/(000)
Abonados de telefonía móvil	189,415	191,502
Operadores (c)	32,823	49,550
Distribuidores, agencias y grandes superficies (d)	24,775	29,310
Estimado de ingresos, nota 4(l)	74,927	68,830
	321,940	339,192
Provisión para cuentas de cobranza dudosa (e)	(174,314)	(171,253)
	147,626	167,939

(b) Las cuentas por cobrar comerciales están denominadas principalmente en dólares estadounidenses, tienen vencimientos corrientes y no generan intereses. Al inicio de cada mes la Subsidiaria anula el estimado de ingresos del mes anterior y registra la facturación real. Como consecuencia de dicho procedimiento no han existido diferencias significativas entre los importes de ingresos estimados y los realmente facturados al 30 de septiembre de 2006 y al 31 de diciembre de 2005.

(c) Las cuentas por cobrar a operadores corresponden principalmente a América Móvil Perú S.A.C., Nextel del Perú S.A., y Telmex Perú S.A., por conceptos de interconexión y roaming internacional, que representan al 30 de septiembre de 2006, el 43, 37 y 9 por ciento del saldo por cobrar, respectivamente (52, 22 y 16 por ciento, respectivamente, al 31 de diciembre de 2005).

(d) Corresponden a 484 canales de ventas (597 al 31 de diciembre de 2005); Saga Falabella S.A. representa más del 10 por ciento del saldo de la cuenta por cobrar (al 31 de diciembre de 2005 ninguno de ellos representaba más del 10 por ciento de la cuenta por cobrar).

(e) El movimiento de la provisión para cuentas de cobranza dudosa es como sigue:

	30.09.06 S/(000)	31.12.05 S/(000)
Saldo inicial	171,253	153,628
Mas (menos) -		
Provisión del ejercicio, nota 24	11,102	12,555
Diferencia en cambio	(8,041)	6,645
Otros	-	13
Castigos	-	(1,588)
Saldo final	174,314	171,253

En opinión de la Gerencia de la Subsidiaria, la provisión para cuentas de cobranza dudosa es suficiente para cubrir el riesgo de crédito de estas cuentas a la fecha del balance general consolidado.

8. Otras cuentas por cobrar

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	31.12.05 S/(000)
Reclamos a terceros (b)	36,400	35,083
Crédito fiscal del Impuesto General a las Ventas	3,935	21,077
Pagos a cuenta del impuesto a la renta	22,780	19,037
Cesión de derecho de cobro	3,351	9,243
Impuesto a la renta de no domiciliados	9,110	8,630
Entregas a rendir cuenta	3,511	3,471
Otras	8,664	5,321
	87,751	101,862
Menos – Porción no corriente	60,055	62,361
Porción corriente	27,696	39,501

(b) Incluye los pagos efectuados a la Administración Tributaria por aproximadamente S/32,741,000 que, en opinión de la Gerencia de la Subsidiaria y de sus asesores legales, serán recuperados cuando se resuelvan los reclamos interpuestos por la Subsidiaria, en relación a las acotaciones recibidas por la revisión del Impuesto a la Renta e Impuesto General a las Ventas del año 2000, ver nota 20.

9. Existencias, neto

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	31.12.05 S/(000)
Equipos terminales	127,876	95,174
En tránsito	594	846
Otros	14,701	3,106
	143,171	99,126
Provisión para desvalorización de existencias (b)	(17,555)	(11,144)
	125,616	87,982

El costo de los inventarios vendidos al mes de septiembre de 2006 fue de aproximadamente S/276,169,000 (S/174,975,000 al mes de septiembre de 2005) y se presenta en el rubro gastos de administración en el estado consolidado de ganancias y pérdidas.

(b) El movimiento de la provisión para desvalorización de existencias es como sigue:

	30.09.06 S/(000)	31.12.05 S/(000)
Saldo inicial	11,144	10,830
Mas (menos)		
Provisión del ejercicio, nota 24	6,411	5,059
Recuperos	-	(4,745)
Saldo final	17,555	11,144

En opinión de la Gerencia de la Subsidiaria, el saldo de la provisión para desvalorización de existencias, cubre adecuadamente el riesgo estimado de pérdida por obsolescencia al 30 de septiembre de 2006 y al 31 de diciembre de 2005.

10. Inmuebles, planta y equipo, neto

(a) A continuación se detalle el movimiento y la composición del rubro:

	Terrenos S/(000)	Edificios y otras construcciones S/(000)	Planta telefónica S/(000)	Equipos diversos S/(000)	Vehículos S/(000)	Muebles y enseres S/(000)	Obras en curso S/(000)	Total 30.09.06 S/(000)	Total 31.12.05 S/(000)
Costo									
Saldo al 1° de enero	32,074	246,636	3,157,875	114,544	4,510	17,824	91,620	3,665,083	3,535,535
Adiciones	-	-	48,611	-	-	-	128,879	177,490	193,210
Transferencias	46	4,912	145,110	5,708	-	648	(156,424)	-	-
Transferencia a intangibles (e)	-	-	-	-	-	-	(10,983)	(10,983)	(13,589)
Bajas (f)	-	-	-	-	-	-	-	-	(49,319)
Reclasificaciones y ajustes	-	-	-	-	-	-	-	-	(721)
Saldos finales	32,120	251,548	3,351,596	120,252	4,510	18,472	53,092	3,831,590	3,665,083
Depreciación acumulada									
Saldo al 1° de enero	-	80,985	2,153,728	93,553	3,847	10,072	-	2,342,185	1,970,001
Adiciones	-	8,685	355,203	4,945	203	1,300	-	370,336	416,676
Bajas (f)	-	-	-	-	-	-	-	-	(43,491)
Reclasificaciones y ajustes	-	-	-	-	-	-	-	-	(1,050)
Saldos finales	-	89,670	2,508,931	98,498	4,050	11,372	-	2,712,521	2,342,185
Provisión para desvalorización (g)									
Saldo al 1° de enero	-	-	59,807	-	-	-	-	59,807	-
Adiciones	-	-	-	-	-	-	-	-	59,807
Saldos finales	-	-	59,807	-	-	-	-	59,807	59,807
Valor neto en libros	32,120	161,878	782,858	21,754	460	7,100	53,092	1,059,262	1,263,091

(b) Los rubros terrenos, edificios y otras construcciones incluye un inmueble adquirido a través de un contrato de arrendamiento financiero, pendiente de pago, por aproximadamente S/33,916,000 al 30 septiembre de 2006 (S/34,706,000 al 31 de diciembre de 2005), neto de depreciación acumulada y garantizado por el propio activo adquirido, ver nota 16(c).

(c) Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, los activos totalmente depreciados que se mantienen en uso corresponden, principalmente, a planta telefónica. El costo en libros a esas fechas de dichos activos asciende a aproximadamente S/725,581,000 y S/656,284,000, respectivamente.

(d) Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, la Subsidiaria no ha constituido hipotecas sobre sus inmuebles, planta y equipo, excepto por el activo adquirido a través del arrendamiento financiero, ver párrafo (b) anterior.

(e) Las transferencias a intangibles corresponden principalmente al desarrollo de sistemas registrados inicialmente como obras en curso, pero que por su naturaleza deben presentarse como intangibles.

(f) Durante el año 2005, la Subsidiaria desmontó celdas provenientes de CMP que, por su ubicación, representaban una duplicidad de señal y servicio móvil. El costo neto de dichos activos ascendió a S/4,554,000.

(g) Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, la Gerencia de la Subsidiaria ha determinado que el valor recuperable de sus otros inmuebles, planta y equipo es mayor a su valor en libros, por lo que no es necesario constituir ninguna provisión por desvalorización adicional por estos activos a la fecha del balance general consolidado.

(h) El rubro planta telefónica incluye equipos terminales dados en alquiler por un valor neto en libros al 30 de septiembre de 2006 y al 31 de diciembre de 2005 ascendente a S/31,411,000 y S/37,995,000, respectivamente.

11. Intangibles, neto

(a) A continuación se presenta la composición y el movimiento del rubro:

	30.09.06			31.12.05
	Concesiones (b) S/(000)	Software (c) S/(000)	Total S/(000)	Total S/(000)
Costo				
Saldo al 1° de enero	217,645	147,967	365,612	408,975
Adiciones	-	-	-	1,051
Transferencias provenientes de obras en curso	-	10,983	10,983	13,589
Bajas (d)	-	-	-	(57,995)
Ajustes	-	-	-	(8)
Saldos finales	217,645	158,950	376,595	365,612
Amortización acumulada				
Saldo a 1° enero	107,750	98,866	206,616	225,280
Adiciones	9,835	15,998	25,833	35,704
Bajas (d)	-	-	-	(54,318)
Ajustes	-	-	-	(50)
Saldos finales	117,585	114,864	232,449	206,616
Valor neto en libros	100,060	44,086	144,146	158,996

(b) Corresponde principalmente a los montos pagados por CMP por la concesión que pertenecía a la Empresa Difusora Radio Tele S.A.C. y por la Banda B de Provincias cuyo costo neto al 30 de septiembre de 2006 asciende a aproximadamente S/100,060,000. Tal como se explica en la nota 3, la Subsidiaria deberá devolver, dentro del plazo de hasta 24 meses contados desde el 1 de junio de 2005, la Banda B de 25 MHz correspondiente a la Banda de 800 MHz y recibirá a cambio la Banda de 25 MHz correspondiente a la Banda de 1900 MHz. En opinión de la Gerencia de la Subsidiaria, el valor neto en libros de la banda a ser devuelta registrada al 30 de septiembre de 2006 se asemeja al valor de mercado de la banda a ser recibida, por lo que se han mantenido los valores contables del activo a ser devuelto.

(c) Corresponde principalmente a los aplicativos del sistema de facturación, cobros y control de tráfico STC-400.

(d) Durante el año 2005, la Subsidiaria dio de baja softwares, relacionados con licencias de programas, utilizados en las operaciones generales y negocios de CMP. Al 31 de diciembre de 2005 el costo neto del software dado de baja asciende a S/3,677,000.

(e) Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. Sobre la base de dicha información, la Gerencia ha estimado que los valores recuperables de activos intangibles, son mayores a sus valores en libros; por lo que no es necesario constituir ninguna provisión por desvalorización para estos activos a la fecha del balance general consolidado.

12. Deuda con entidades bancarias

(a) A continuación se presenta la composición del rubro:

	Moneda de origen	**30.09.06** S/(000)	**31.12.05** S/(000)
Banco de Crédito del Perú	S/.	48,500	48,500
Banco Latinoamericano de Exportaciones	US$	65,000	-
Otros		(38)	-
		113,462	48,500

(b) Todos los préstamos tienen vencimiento corriente, son renovados de acuerdo con condiciones de mercado y no tienen garantías o restricciones para su utilización.

13. Cuentas por pagar comerciales

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	**31.12.05** S/(000)
Proveedores nacionales (b)	175,703	182,114
Operadores locales (c)	23,652	28,291
Proveedores del exterior (b)	30,088	11,940
Otros (d)	128,353	119,630
	357,796	341,975

(b) Las cuentas por pagar comerciales están denominadas en nuevos soles y dólares estadounidenses, tienen vencimientos corrientes, no generan intereses y corresponden, principalmente, a cuentas por pagar por la adquisición de equipos celulares y equipos de transmisión.

(c) Comprende obligaciones por servicios de interconexión recibidos, principalmente de América Móvil Perú S.A.C. y Nextel del Perú S.A.

(d) Comprende principalmente facturas por recibir de proveedores nacionales y extranjeros.

14. Otras cuentas por pagar

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	31.12.05 S/(000)
Tarjetas prepago (c)	41,541	35,536
Tributos (d)	3,095	15,679
Remuneraciones y vacaciones	15,011	10,799
Depósitos en garantía	3,257	4,743
Intereses por pagar	4,537	2,846
Otros	23,204	13,498
Otras cuentas por pagar	90,645	83,101
Provisiones (b)	69,368	107,841
Menos - Porción no corriente	69,368	95,121
Porción corriente de las provisiones	-	12,720

(b) Comprende principalmente a provisiones diversas efectuadas por la Subsidiaria de acuerdo con la práctica descrita en la nota 4(k), sobre la base de sus mejores estimaciones del desembolso que sería requerido para liquidar obligaciones a la fecha del balance general consolidado, nota 20.

La Gerencia y sus asesores legales internos y externos consideran que las provisiones registradas son suficientes para cubrir los riesgos que afecten al negocio de la Subsidiaria al 30 de septiembre de 2006 y al 31 de diciembre de 2005.

(c) Corresponde principalmente a la venta de tarjetas prepago, las cuales son reconocidas como ingreso según el tráfico consumido.

(d) Corresponde principalmente a provisiones de pagos al Organismo Supervisor de Inversión Privada de Telecomunicaciones - OSIPTEL, Fondo de Inversiones - FITEL y Ministerio de Transportes y Comunicaciones (MTC).

15. Bonos

(a) Al 30 de septiembre de 2006, las siguientes emisiones de bonos se mantienen vigentes (*):

Programa	Emisión y/o serie	Fecha de vencimiento	Monto Autorizado (000)	Monto Utilizado (000)	Tasa de Interés Nominal Anual (**)	30.09.06 S/(000)
1er. Programa	1ra Emisión Serie A	febrero 2009	S/125,000	S/50,000	6.25%	50,413
1er. Programa	2da Emisión Serie A	septiembre 2010	S/125,000	S/120,000	6.4375%	47,088
1er. Programa	2da Emisión Serie A	febrero 2011	S/125,000	S/50,000	7.0625%	50,398
1er. Programa	2da Emisión Serie B	junio 2011	S/125,000	S/25,000	7.5625%	25,597
1er. Programa	2da Emisión Serie C	julio 2011	S/125,000	S/.45,000	7.5625%	45,620
1er. Programa	3ra Emisión Serie A	febrero 2013	S/125,000	S/35,000	7.4375%	35,236
1er. Programa	3ra Emisión Serie B	marzo 2013	S/125,000	S/20,000	7.6875%	20,050
1er. Programa	4ta Emisión Serie A	mayo 2007	US$50,000	US$30,000	5.25%	97,980
1er. Programa	5ta Emisión Serie A	agosto 2007	US$50,000	US$30,000	5.3125%	98,093
					Total	470,475
				Menos - Porción corriente		198,771
				Porción no corriente		271,704

(*) Valoración a costo amortizado.

(**) La forma de pago de los intereses es semestral, a excepción del bono correspondiente al primer programa 4ta. Emisión serie A, cuya forma de pago de interés es trimestral.

(b) Al 30 de septiembre de 2006, los bonos emitidos según sus condiciones contractuales tienen los siguientes vencimientos:

Año de vencimiento	S/(000)
2006	1,105
2007	197,523
2008	-
2009	49,953
2010 en adelante	221,894
	470,475

(c) En la Junta General de Accionistas de la Subsidiaria del 25 de julio de 2005 se acordó la emisión de bonos, estableciendo hasta US$350,000,000 el monto autorizado, durante un plazo de 5 años contados a partir del 1 de agosto de 2005. Asimismo, se precisó que en ningún momento el principal de la deuda contraída en virtud de la emisión de valores (bonos y papeles comerciales), podrá exceder en conjunto de US$400,000,000 o su equivalente en moneda nacional.

(d) Mediante Resolución de CONASEV 011-2006-EF/94.11 de fecha 1 de febrero de 2006, se inscribió en el Registro Público del Mercado de Valores el "Primer Programa de Bonos de Telefónica Móviles S.A.", por un importe máximo de circulación equivalente a US$350,000,000.

(e) De conformidad con el artículo 19 del Texto Unico Ordenado de la Ley de Impuesto a la Renta, aprobado por Decreto Supremo N° 054-99-EF y modificado por Ley 27804, los intereses están exonerados del Impuesto a la Renta hasta el 31 de diciembre de 2006. La exoneración no opera en el caso de que el adquiriente de los bonos sea una entidad bancaria o financiera.

(f) Los recursos captados mediante la emisión de bonos por oferta pública fueron destinados para la reestructuración de pasivos y capital de trabajo, entre otros. Por estos bonos no se han otorgado garantías específicas.

(g) En sesión de Directorio de la Subsidiaria del 29 de septiembre de 2006 se acordó realizar una oferta privada no masiva a través de la emisión de pagarés denominados "Pagarés de Telefónica Móviles" hasta por un importe máximo en circulación equivalente a US$ 350,000,000 o su equivalente en moneda nacional o extranjera. A la fecha no se ha efectuado ninguna emisión correspondiente a dicho programa.

16 Deuda a largo plazo

(a) Al 30 de setiembre de 2006 y al 31 de diciembre de 2005, este rubro comprende:

Acreedor y tipo de deuda	Moneda	Garantía	Tasa de interés anual	Forma de pago	Vencimiento	30.09.06		31.12.05	
						US$(000)	S/(000)	US$(000)	S/(000)
Préstamo sindicado (b)	US$	Telefónica, S.A.	Libor a un mes más 0.13 puntos porcentuales.	Al vencimiento	-	-	-	160,000	548,960
Crédito Leasing S.A., arrendamiento financiero (c)	S/.	Activos adquiridos bajo arrendamiento financiero	6.90 por ciento	Mensual	Diciembre 2010	-	26,004	8,842	30,337
BBVA Banco Continental, pagaré en moneda nacional para capital de trabajo	S/.	-	5.30 por ciento	Al vencimiento	Febrero de 2007	-	65,000	-	65,000
Scotiabank Perú (antes Banco Wiese Sudameris), pagaré para capital de trabajo	S/.	-	5.05 por ciento	Al vencimiento	Julio de 2006	-	-	-	20,000
Total Deuda a largo plazo (d)							91,004		664,297
Menos – Porción corriente							70,671		573,066
Porción no corriente							20,333		91,231

(b) Al 31 de diciembre de 2005, correspondía al préstamo sindicado en moneda extranjera obtenido por CMP, liderado por ABN AMRO Bank N.A. por US$160,000,000. Dicho préstamo estuvo garantizado por Telefónica, S.A. de España y fue cancelado en febrero de 2006.

(c) Corresponde a una operación de arrendamiento financiero de un inmueble. El plazo del contrato de arrendamiento es de 120 meses contados a partir del 1 de enero de 2001; los pagos han sido efectuados a partir del 1 de junio de 2001, ver nota 10 (b). Las obligaciones más significativas asumidas bajo los términos del arrendamiento, diferentes de los pagos de arrendamiento, son el mantenimiento del inmueble, seguros y servicios públicos. En el año 2006 cambió la moneda de origen, de dólares estadounidenses a nuevos soles. En opinión de la Gerencia al 30 de septiembre de 2006 y al 31 de diciembre de 2005 estas obligaciones vienen siendo cumplidas por la Subsidiaria.

Los pagos mínimos futuros para el arrendamiento descrito anteriormente son los siguientes:

	30.09.06 S/(000)	31.12.05 S/(000)
2006	1,779	7,030
2007	7,120	7,524
2008 a 2010	21,709	25,386
Total pagos mínimos por arrendamiento	30,608	39,940
Menos		
Carga financiera por aplicar a resultados durante el plazo de arrendamiento	(4,255)	(9,242)
Opción de compra	(349)	(361)
Valor presente de los pagos mínimos de arrendamiento	26,004	30,337

(d) Al 30 de setiembre de 2006 y al 31 de diciembre de 2005 las obligaciones tienen los siguientes vencimientos:

	30.09.06 S/(000)	31.12.05 S/(000)
2006	1,348	573,066
2007	70,623	70,068
2008	6,010	5,613
2009	6,425	6,217
2010	6,598	9,333
	91,004	664,297

17. Transacciones con empresas relacionadas

(a) Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, la Compañía y su Subsidiaria mantenían los siguientes saldos con empresas relacionadas:

	30.09.06 S/(000)	31.12.05 S/(000)
Cuentas por cobrar:		
Telfisa Perú S.A.C.	16,257	5,867
Otros	246	35
	16,503	5,902
Cuentas por pagar:		
Telefónica Móviles, S.A. (España)	44,732	40,505
Telefónica Servicios Comerciales S.A.C.	7,232	5,354
Telefónica Investigación y Desarrollo S.A.	2,068	5,235
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	4,368	4,391
Telefónica del Perú S.A.A. (c)	20,439	11,062
Teleatento del Perú S.A.C.	3,359	1,033
Transporte Urgente de Mensajería S.A.C. (d)	-	1,438
Otros	5,202	3,240
	87,400	72,258

(b) Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, para propósitos de estos estados financieros, las cuentas por cobrar y por pagar a las empresas relacionadas se presentan netas.

(c) El 1 de mayo de 2005 se hizo efectiva la fusión de Telefónica del Perú S.A.A. con Telefónica Empresas Perú S.A.A., la misma que se disolvió sin liquidarse.

(d) En septiembre de 2006, Transporte Urgente de Mensajería SAC. fue vendida a Urbano Express S.A. y dejó de pertenecer al Grupo Telefónica.

18. Impuesto a la renta y participación de los trabajadores

(a) A continuación se presenta el detalle del activo y pasivo diferido por impuesto a la renta y participación de los trabajadores:

	Al 1° de enero de 2005 S/(000)	Cargo al patrimonio S/(000)	Abono (cargo) al estado de ganancias y pérdidas S/(000)	Al 31 de diciembre de 2005 S/(000)	Abono (cargo) al estado de ganancias y pérdidas S/(000)	Diferencia en cambio y otros S/(000)	Al 30 de septiembre de 2006 S/(000)
Activo diferido							
Pérdida tributaria arrastrable (b)	-	147,046	(45,301)	101,745	(52,150)	4,107	53,702
Provisión para desvalorización de activo fijo	-	22,129	-	22,129	-	-	22,129
Total activo diferido	-	169,175	(45,301)	123,874	(52,150)	4,107	75,831
Pasivo diferido							
Provisión para cuentas de cobranza dudosa	863	2,779	3,695	7,337	985	-	8,322
Provisión para desvalorización de existencias	326	208	597	1,131	2,287	-	3,418
Provisión de vacaciones	1,110	-	(550)	560	-	-	560
Otras provisiones	2,976	8,494	(5,645)	5,825	2,638	-	8,263
Diferencias en tasas de depreciación de planta telefónica	(16,370)	-	6,359	(10,011)	17,069	-	7,058
Arrendamiento financiero	(1,084)	-	(532)	(1,616)	936	-	(680)
Intangibles, neto	(12,640)	-	(784)	(13,424)	17,086	-	3,662
Equipos buscapersonas y celulares	5,546	(72,140)	41,807	(24,787)	22,903	-	(1,884)
Total (pasivo) activo diferido, neto	(19,273)	(60,659)	44,747	(35,185)	63,904	-	28,719
Saldo neto	(19,273)			88,689			104,550

(b) En opinión de la Gerencia, es probable que las utilidades imponibles futuras a ser generadas por la Subsidiaria serán suficientes para aplicar la pérdida tributaria arrastrable y los otros activos diferidos reconocidos.

(c) El gasto por impuesto a la renta y participación de los trabajadores mostrado en el estado consolidado de ganancias y pérdidas se compone de la siguiente manera:

	30.09.06 S/(000)	30.09.05 S/(000)
Impuesto a la renta		
Corriente	(79)	(25,929)
Diferido	8,580	11,769
	8,501	(14,160)
Participación de trabajadores		
Corriente	(26)	(9,520)
Diferido	3,174	4,360
	3,148	(5,160)

19. Patrimonio neto

(a) Capital social

Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, el capital social está representado por 356,770,987 acciones comunes íntegramente suscritas y pagadas, cuyo valor nominal es de S/1.00 por acción. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004.

De acuerdo con las disposiciones legales vigentes, no existen restricciones a las remesas de utilidades ni la repatriación de capitales. Los dividendos en efectivo a favor de los accionistas no domiciliados están gravados con el impuesto a la renta a una tasa de 4.1 por ciento.

Mediante Resolución Gerencial de la CONASEV 003-2001.EF/94.45, las acciones comunes representativas del capital social de la Compañía fueron autorizadas para listarse en el Registro de Valores de la Bolsa de Valores de Lima y negociarse en la referida Bolsa. Durante el año 2005 y el período de nueve meses terminado el 30 de setiembre de 2006, no han habido transacciones de estas acciones en la Bolsa.

A continuación se presenta la composición accionaria al 30 de septiembre de 2006 y al 31 de diciembre de 2005:

Accionistas	**Porcentaje de participación al 30.09.06**	**Porcentaje de participación al 31.12.05.**
	%	%
Telefónica Móviles Perú Holding S.A.A.	-	97.97
Latin America Cellular Holding B.V.	98.34	-
Telefónica, S.A.	0.14	0.14
Accionistas minoritarios	1.52	1.89
	100.00	100.00

(a) Capital adicional -

Constituido en enero de 2001, por la transferencia de acciones de TEM por parte de Telefónica del Perú S.A.A.

En Junta de Accionistas del 29 de septiembre de 2006 se acordó delegar facultades en el Directorio para que se efectúe la capitalización del íntegro del capital adicional de la Compañía, ascendente a S/.402,427,000. A la fecha, no se ha establecido la fecha para la referida capitalización.

(c) Reserva legal -

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiere a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

(d) Interés minoritario

El interés minoritario, que se presenta en el balance general consolidado, corresponde a la participación de los accionistas minoritarios (3.91 por ciento) en el patrimonio neto de la Subsidiaria al 30 de septiembre de 2006 y al 31 de diciembre de 2005, el cual ascendía a aproximadamente S/.35,088,000 y S/.35,489,000, respectivamente. Asimismo el interés minoritario que se presenta en el estado consolidado de ganancias y pérdidas, corresponde a la participación de los accionistas minoritarios en las pérdidas de la Subsidiaria que ascendían a aproximadamente S/.7,412,000 al 30 de septiembre de 2006 (utilidad de S/.18,253,000 al 30 de septiembre de 2005). La participación del

interés minoritario en la referidas pérdidas ascendió a aproximadamente S/.368,000 al 30 de septiembre de 2006 (utilidad de S/.725,000 al 30 de septiembre de 2005).

20. Contingencias

En el curso normal de sus operaciones, la Subsidiaria ha sido objeto de diversas acotaciones de índole tributario, legal (laborales y administrativos) y regulatorio, las cuales se registran y revelan de acuerdo con principios de contabilidad generalmente aceptados en el Perú, ver nota 4(k).

Como resultado de las fiscalizaciones de los ejercicios 2000 y 2001 TEM ha sido notificada por la Superintendencia Nacional de Administración Tributaria – SUNAT con diversas resoluciones por supuestas omisiones al Impuesto a la Renta, Impuesto General a las Ventas y retenciones del Impuesto a la Renta de no domiciliados. En unos casos, la Subsidiaria ha interpuesto recursos de reclamación por no encontrar las correspondientes resoluciones conformes a las normas legales vigentes en el Perú y en otros ha procedido al pago de las acotaciones recibidas. A la fecha, se encuentran pendientes de resolución diversos recursos presentados sobre reclamaciones de los citados ejercicios. Asimismo, el 6 de octubre de 2006 la Administración Tributaria notificó a la Compañía con Resoluciones de Determinación y de Multa por el Impuesto a la Renta, pagos a cuenta del Impuesto a la Renta, Impuesto General a las Ventas e Impuesto a la Renta de Quinta Categoría, como resultado de la fiscalización del año 2002.

Al 30 de septiembre de 2006, la Subsidiaria mantiene una provisión de aproximadamente S/69,368,000, ver nota 14(b) para cubrir las contingencias probables.

En adición, al 30 de septiembre de 2006, el saldo correspondiente a las contingencias posibles asciende a aproximadamente S/522,352,000. La Gerencia y sus asesores legales estiman que debido a que existen sólidos argumentos jurídicos para obtener un resultado favorable, el resultado de los procesos no tendrá un impacto significativo en los estados financieros de la Subsidiaria.

De la misma forma, la Subsidiaria tiene diversas demandas legales (laborales y procesos administrativos) que son llevadas por sus asesores legales externos e internos. Al 30 de septiembre de 2006, según lo expuesto en la nota 4(k), la Subsidiaria ha registrado las provisiones necesarias, quedando como contingencias posibles un importe de S/2,559,000. La Gerencia y sus asesores legales estiman que debido a que existen sólidos argumentos jurídicos para obtener un resultado favorable, el resultado de las demandas no tendrá un impacto significativo en los estados financieros de la Subsidiaria.

21. Ingreso por tráfico

A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	30.09.05 S/(000)
Cargo fijo	274,306	238,869
Tráfico saliente pre-pago	307,243	161,302
Tráfico saliente post-pago	77,883	74,171
	659,432	474,342

22. Otros ingresos operativos

A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	30.09.05 S/(000)
Venta de equipos	168,775	114,618
Ingresos por interconexión	103,680	83,365
Servicio de transmisión de datos	53,554	42,185
Telefonía fija	19,317	18,929
Telefonía pública	19,530	21,339
Alquiler de equipos	11,414	6,868
Roaming internacional	7,149	7,328
Otros	15,198	21,442
	398,617	316,074

23. Gastos por interconexión

A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	30.09.05 S/(000)
Telefónica del Perú S.A.A.	39,381	30,549
América Móvil Perú S.A.C.	71,374	54,072
Nextel del Perú S.A.	12,824	11,405
Otros menores	3,322	2,531
	126,901	98,557

24. Gastos generales

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	30.09.05 S/(000)
Servicios prestados por terceros (b)	280,211	234,857
Servicios prestados por empresas relacionadas	72,220	75,286
Tributos y cánones (c)	48,729	46,365
Provisiones (d)	17,514	10,154
Cargas diversas de gestión	5,035	5,986
	423,709	372,648

(b) Corresponden principalmente a gastos incurridos por la Subsidiaria por comisiones de venta y publicidad.

(c) Corresponde principalmente a cánones, derechos y tasas pagadas al OSIPTEL y al MTC por la Subsidiaria, por aproximadamente S/42,348,000 y S/41,709,000 al 30 de septiembre de 2006 y de 2005.

(d) Las provisiones corresponden a cuentas de cobranza dudosa y desvalorización de existencias por S/11,102,000 y S/,6,411,000, respectivamente. (S/.10,154,000 de provisión de cobranza dudosa al 30 de septiembre del 2005)

25. Gastos de personal

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	30.09.05 S/(000)
Remuneraciones	69,640	66,124
Seguridad y previsión social	7,335	7,374
Compensación por tiempo de servicios	5,148	5,063
Otros gastos de personal	2,637	1,747
	84,760	80,308

(b) El promedio de empleados de la Subsidiaria de los periodos de nueve meses terminados el 30 de setiembre de 2006 y de 2005 fue de 1,178 y 1,213, respectivamente.

26. Financieros, neto

A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	30.09.05 S/(000)
Ingresos financieros		
Diferencia en cambio	107,274	3,031
Ingreso por intereses y otros	11,687	28,848
	118,961	31,879
Gastos financieros		
Diferencia en cambio	85,278	38,420
Intereses por préstamos	11,012	18,587
Intereses por emisión de bonos	14,724	-
Intereses por arrendamiento financieros	1,945	2,390
Otros	1,685	1,506
	114,644	60,903
Financieros, neto	4,317	29,024

27. Otros ingresos (gastos), neto

(a) A continuación se presenta la composición del rubro:

	30.09.06 S/(000)	30.09.05 S/(000)
Otros ingresos :		
Ingreso por cesión de posición contractual (b)	1,766	10,484
Otros gastos :		
Provisiones para contingencias	(20,718)	-
Otros	743	95
Neto	(18,209)	10,579

(b) En julio de 2005, la Subsidiaria y Telefónica del Perú S.A.A. firmaron un contrato mediante el cual la Subsidiaria entrega en alquiler los activos que conforman la Red Norte. Al 30 de septiembre de 2006, la Subsidiaria ha registrado por este concepto, un ingreso ascendente a S/1,766,000.

28. Utilidad (pérdida) por acción

A continuación se muestra el cálculo del promedio ponderado de acciones y de la utilidad (pérdida) por acción básica y diluida:

	Acciones en circulación	Días de vigencia hasta el cierre del periodo	Promedio ponderado de acciones
Ejercicio 2005			
Saldo al 1° de enero de 2005	356,770,987	270	356,770,987
Saldo al 30 de setiembre de 2005	356,770,987		356,770,987
Ejercicio 2006			
Saldo al 1° de enero de 2006	356,770,987	270	356,770,987
Saldo al 30 de setiembre de 2006	356,770,987		356,770,987

El cálculo de la utilidad (pérdida) por acción básica y diluida al 30 de setiembre de 2006 y de 2005, se presenta a continuación:

	Al 30 de setiembre de 2006			Al 30 de setiembre de 2005		
	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/	Utilidad (numerador) S/(000)	Acciones (denominador)	Utilidad por acción S/
Utilidad (pérdida) por acción básica y diluida de las acciones	(7,044)	356,770,987	(0.01974)	17,526	356,770,987	0.04913

29. Convenios de estabilidad jurídica

La Subsidiaria, al amparo de lo establecido en los Decretos Legislativos N° 662 y N° 757, tiene suscritos con el Estado Peruano los siguientes convenios de estabilidad jurídica:

- El primero, relacionado con las inversiones para ampliar la capacidad de servicios telefónicos móviles en Lima y la Provincia Constitucional del Callao, fue firmado en julio de 1997 por un plazo de diez años. Este convenio, que ha sido modificado parcialmente el 6 de agosto de 1997, 3 y 28 de octubre de 1997 y finalmente el 27 de julio de 1999, estableció las inversiones que BellSouth Perú BVI Limited y Corporación Vicmar S.A. (accionistas mayoritarios de Comunicaciones Móviles del Perú S.A. a esas fechas) efectuaron en la Subsidiaria durante el año 1997 mediante aportes de capital por US$9,155,000, con una prima de emisión por US$25,069,000. Las modificaciones parciales se refieren principalmente a la reducción de la inversión originalmente comprometida y a la exclusión de uno de los anteriores accionistas de Comunicaciones Móviles del Perú S.A. del compromiso de inversión.

- El segundo, relacionado con las inversiones para ampliar la capacidad de servicios telefónicos móviles fuera de Lima y la provincia Constitucional del Callao - Banda B de Provincias, fue firmado en junio de 1998 por un plazo igual al de la concesión correspondiente (20 años). Este convenio, que ha sido modificado parcialmente el 14 de marzo y 25 de agosto del 2000, estableció las inversiones que BellSouth Perú BVI Limited y Corporación Vicmar S.A. (accionistas mayoritarios de Comunicaciones Móviles del Perú S.A. a esas fechas) han efectuado en Comunicaciones Móviles del Perú S.A. entre el 25 de agosto de 1998 y 23 de agosto del 2000 mediante aportes de capital por un importe de US$115,000,000.

Los mencionados convenios otorgan principalmente, a la Subsidiaria, durante el plazo de cada convenio, estabilidad en el régimen tributario referido al impuesto a la renta, y estabilidad en los regímenes de contratación de los trabajadores.

File No. 82-5134

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A.

Julio - Setiembre 2006

Hechos de Importancia

A continuación se presenta un resumen de los principales hechos de importancia presentados desde julio de 2006:

1) El 20 de julio se aprobaron los estados financieros individuales y consolidados no auditados de Telefónica Móviles Perú Holding S.A.A., correspondientes al segundo trimestre de 2006.

2) En la Junta General de Accionistas de Telefónica Móviles Perú Holding S.A.A. celebrada el 29 de septiembre, se acordó delegar facultades en el Directorio para que en el momento que lo considere conveniente o necesario a los intereses de la Sociedad, capitalice hasta el íntegro del capital adicional de la Sociedad, ascendente a la suma de S/. 402,427,008.00 y, en consecuencia, proceda al aumento del capital social hasta por dicho monto, así como a la modificación del artículo 5° del Estatuto Social.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Discusión y análisis de los resultados del tercer trimestre y nueve meses terminados el 30 de setiembre de 2006[1]

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

Al cierre del 3T06 los indicadores de la economía peruana continuaron registrando resultados positivos, en términos de crecimiento del Producto Bruto Interno (PBI), inflación (Índice de Precios al Consumidor) y cuentas externas y fiscales. Asimismo, las variables financieras mostraron estabilidad en el caso del tipo de cambio y significativo incremento en los índices bursátiles.

En este tercer trimestre, el PBI habría crecido en torno a 6,5%, con lo cual se mantienen tasas de expansión similares desde el cuarto trimestre de 2004. El crecimiento proviene principalmente del impulso de la demanda interna, tanto de la inversión como el consumo privados, y son los sectores no primarios - construcción, comercio y servicios - los que más destacan. Según el último Reporte de Inflación del Banco Central de Reserva (BCR), se viene observando una favorable evolución de los términos de intercambio, del crédito bancario y de las importaciones de bienes de capital, así como una mejora en los índices de confianza de empresarios y consumidores, que permiten anticipar un crecimiento para este año entre 6,5% y 7,0%.

Por otro lado, la tasa de inflación de los 12 últimos meses a setiembre de este año asciende a 2,0%, es decir en el rango inferior de la meta establecida por el BCR (1,5% a 3,5%), el cual espera que dicho nivel se mantenga para el cierre de éste y del próximo año. El Banco precisa que este comportamiento está en línea con la apreciación del nuevo sol, el menor impacto del alza del precio de los combustibles - por la rebaja del impuesto selectivo al consumo -, la ausencia de presiones salariales y el mantenimiento de las expectativas de inflación.


PBI e IPC
(Var. % respecto del mismo período del año anterior)
9,0
7,0
5,0
3,0
1,0
-1,0
-3,0
-5,0
I-01 II III IV I-02 II III IV I-03 II III IV I-04 II III IV I-05 II III IV I-06 II III
(*)
PBI
Inflación

Al igual que durante los meses previos del año, las cuentas externas y fiscales del 3T06 continúan mostrando solidez. En ese sentido, a agosto la balanza comercial registra un superávit de US$ 7,4 mil millones en los últimos 12 meses, producto de los altos precios de los *commodities* y de la diversificación de las exportaciones no tradicionales. En esa línea, el BCR proyecta para el 2006 un superávit en la cuenta corriente de la balanza de pagos equivalente a 1,3% del PBI. Por otro lado, los ingresos tributarios vienen incrementándose a un ritmo de 30% respecto a los observados en el 2005, fundamentalmente en cuanto al impuesto a la renta a personas jurídicas y al Impuesto General a las Ventas (IVA) a las importaciones. Con estos resultados, el BCR estima que este año se alcanzará un superávit fiscal de 0,8% del PBI.

Desde julio a la fecha, el tipo de cambio ha fluctuado, con escasa volatilidad, en torno a S/. 3,25. Las presiones apreciatorias provenientes de la mejora de las cuentas externas y de la menor renovación de contratos de

[1] Para ampliar el análisis se recomienda revisar la información presentada por su subsidiara Telefónica Móviles S.A.

cobertura cambiaria fueron contrarrestadas por las compras de dólares realizadas por el BCR en estos últimos 3 meses (por encima de los US$ 2,2 mil millones). Para el resto del año, los analistas no anticipan cambios, más allá de los que pudieran provenir de una eventual modificación en las políticas monetaria y cambiaria tras la recomposición del directorio del BCR que se dará en las próximas semanas.

Finalmente, en cuanto las tasas de interés en nuevos soles, las de plazos iguales o superiores a 5 años se redujeron desde inicios de julio a la fecha en más de 100 pbs., en línea con un contexto político más estable y una perspectiva de mantenimiento del tipo de cambio. Las tasas correspondientes a plazos menores permanecieron en niveles similares a los de inicios del 3T06. Por su lado, los índices bursátiles fortalecieron su tendencia alcista con aumentos de alrededor de 30% en los 3 últimos meses.



Tasa de interés interbancaria en soles y Tipo de cambio
(Promedio trimestral)
16,00
14,00
12,00
10,00
% 8,00
6,00
4,00
2,00
0,00
3,60
3,50
3,40
3,30 S/.
3,20
3,10
3,00
I- II III IV I- II III IV I- II III IV I- II III IV I- II III IV I- II III
01 02 03 04 05 06
TC

Resultados del Ejercicio

Los ingresos operativos de la sociedad, derivados del resultado neto de su subsidiaria Telefónica Móviles S.A., alcanzaron S/. 6,1 millones en el 3T06. Considerando que los gastos de gestión fueron mínimos, los resultados operativo y neto fueron de S/. 6,1 millones en el 3T06, lo que representa un incremento de S/. 5,5 millones en comparación con el mismo período del año anterior, por el mayor resultado neto de la operación de Telefónica Móviles S.A.

En términos acumulados, al 9M06 los ingresos operativos alcanzaron una pérdida de S/. 6,8 millones, frente al resultado positivo de S/.17,8 millones del mismo período del año anterior. La pérdida neta al 9M06 fue S/. 7,0 millones, en contraposición a la ganancia de S/.17,5 millones del 3T05. Los cambios se explican por los resultados de Telefónica Móviles S.A.

Balance General

El principal componente del activo fueron las inversiones, las cuales totalizaron S/. 863,2 millones, mayores en S/. 5,3 millones a las registradas al cierre del 2T06 y menores en S/. 17,0 millones con respecto al mismo periodo del año anterior. Por otro lado, el pasivo corriente cerró en S/. 2,3 millones, mayor en S/. 0,1 millones al 2T06 y mayor en S/. 0,3 millones con respecto al 3T05.

Al cierre del 3T06, el patrimonio neto totalizó S/. 861,0 millones, mayor en S/. 5,3 millones con relación al observado al cierre del 2T06, debido al resultado positivo del período.

TABLA 1
TELEFÓNICA MOVILES PER HOLDING S.A.A.
ESTADO DE RES LTADOS A SOLES (000) AL 30 DE SETIEMBRE DE 2006 [1]
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	3T05		3T06		Var. Abs. 3T06-3T05	Var. % 3T06-3T05	9M05		9M06		Var. Abs. 9M06-9M05	Var. % 9M06-9M05
		%		%		%		%		%		%
Ingresos Operativos	570	100.0	6,107	100.0	5,537	971.4	17,774	100.0	-6,829	100.0	-24,603	-138.4
Gastos Operativos	62	10.9	49	0.8	-13	-21.0	215	1.2	215	-3.1	0	0.0
Resultado Operativo	508	89.1	6,058	99.2	5,550	1,092.5	17,559	98.8	-7,044	103.1	-24,603	-140.1
Otros Ingresos (Gastos)												
Resultado No Operativo	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Resultado antes de Impuestos y Paticipac.	508	89.1	6,058	99.2	5,550	1,092.5	17,559	98.8	-7,044	103.1	-24,603	-140.1
Impuestos	0	0.0	0	0.0	0	0.0	-31	-0.2	0	0.0	31	0.0
Resultado antes de Interés minoritario	508	89.1	6,058	99.2	5,550	0.0	17,528	98.6	-7,044	103.1	-24,572	0.0
Resultado Neto	508	89.1	6,058	99.2	5,550	1,092.5	17,528	98.6	-7,044	103.1	-24,572	-140.2

1/ Los resultados acumulados del 2005 corresponden a la empresa fusionada, contienen los 5 meses de Telefónica Móviles S.A.C. y de Comunicaciones Móviles S.A.
De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1 de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables, eliminándose así la generación de la cuenta REI.

TABLA 2
TELEFÓNICA MOVILES PER HOLDING S.A.A.
BALANCE GENERAL A SOLES (000) AL 30 DE SETIEMBRE DE 2006 [1]
(Fin de Periodo)

ACTIVO

	3T06	2T06	1T06	4T05	3T05
ACTIVO CORRIENTE					
Caja	1	1	1	1	1
Otras cuentas por cobrar	203	197	187	182	178
Gastos pagados por anticipado					
Total activo corriente	204	198	188	183	179
Inversiones	863,159	857,847	866,435	870,775	880,113
TOTAL ACTIVOS	863,363	858,045	866,623	870,958	880,292

PASIVO Y PATRIMONIO NETO

	3T06	2T06	1T06	4T05	3T05
PASIVO CORRIENTE					
Cuentas por pagar comerciales	2	25	2	24	3
Otras cuentas por pagar	2,337	2,260	2,170	2,079	2,026
Total pasivo corriente	2,339	2,285	2,172	2,103	2,029
PATRIMONIO NETO					
Capital social	379,687	379,687	379,687	379,687	379,687
Capital adicional	402,427	402,427	402,427	402,427	402,427
Reserva legal	15,691	15,691	15,691	15,691	15,691
Otras reservas	-787	7			
Resultados acumulados	64,006	57,948	66,646	71,050	80,458
TOTAL PATRIMONIO NETO	861,024	855,760	864,451	868,855	878,263
TOTAL PASIVOS Y PATRIMONIO NETO	863,363	858,045	866,623	870,958	880,292

1/ De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1 de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables.

File No. 82-5134

Telefónica Móviles Perú Holding S.A.A.

Información Financiera Interina (no auditada) al 30 de septiembre de 2006 y al 31 de diciembre de 2005.

Telefónica Móviles Perú Holding S.A.A.

Notas a los estados financieros interinos (no auditados)

Al 30 de septiembre de 2006 y 31 de diciembre de 2005

1. Actividad económica

Telefónica Móviles Perú Holding S.A.A. (en adelante "la Compañía"), fue constituida el 17 de noviembre de 2000. A partir del 16 de junio de 2006, la Compañía es subsidiaria de Latin America Cellular Holdings B.V. (empresa del grupo Telefónica constituida en Holanda); en dicha fecha, Telefónica Móviles S.A. (España) le transfirió las acciones que mantenía en la Compañía que representan el 97.97 por ciento del accionariado total. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones y otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú.

La Compañía no tiene personal, por lo que los servicios administrativos y contables son prestados por su relacionada Telefónica Gestión de Servicios Compartidos Perú S.A.C. y la Subsidiaria.

La Compañía posee el 96.09 por ciento de la participación en el capital de Telefónica Móviles S.A. (en adelante la "Subsidiaria"), al 30 de septiembre de 2006 y al 31 de diciembre de 2005. La Subsidiaria, según se explica en la nota 2, vendría a ser la continuación de Telefónica Móviles S.A.C. (en adelante "TEM"), constituida en 1999 para brindar servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite, entre otros.

En Junta General de Accionistas de Comunicaciones Móviles del Perú S.A. (antes Bellsouth Perú S.A.), celebrada el 28 de febrero de 2005, se acordó la fusión por absorción de Telefónica Móviles S.A.C. - TEM, la cual se disolvió y extinguió sin liquidarse, ver nota 2.

Para realizar sus operaciones, la Subsidiaria cuenta con concesiones otorgadas por el Ministerio de Transportes y Comunicaciones (MTC), para prestar servicios de telefonía móvil celular y servicio público de buscapersonas. La vigencia de las concesiones es por 20 años a partir de la fecha en que se firmaron los contratos de concesión y es renovable por el período que se acuerde entre las partes. Las operaciones de la Subsidiaria son supervisadas por el Organismo Supervisor de Inversión Privada de Telecomunicaciones - OSIPTEL.

Los estados financieros adjuntos reflejan la actividad individual de la Compañía, sin incluir los efectos de la consolidación de estos estados financieros con los de su Subsidiaria. Sin embargo, la Compañía prepara por separado estados financieros consolidados, los cuales muestran los siguientes saldos al 30 de septiembre de 2006 y 31 de diciembre de 2005:

	30.09.06 S/(000)	31.12.05 S/(000)
Total activos	2,176,262	2,257,501
Total pasivos	1,280,150	1,353,157
Total patrimonio neto	896,112	904,344
Pérdida neta	(7,044)	(36,521)

Los estados financieros de la Compañía por el año terminado el 31 de diciembre de 2005, fueron aprobados en Junta General de Accionistas realizada el 24 de marzo de 2006.

2. **Adquisición de empresa y reorganización societaria**

En octubre de 2004, el Grupo Telefónica adquirió el 97.43 por ciento de las acciones del capital social de Bellsouth Perú S.A. a Bellsouth Perú BVI Limited, cambiando su denominación social a Comunicaciones Móviles del Perú S.A. (en adelante CMP). CMP inició sus operaciones en junio de 1990 para la prestación de servicios públicos de comunicaciones y otros de valor añadido.

Como consecuencia de la toma de control del Grupo Telefónica, efectuada el 28 de octubre de 2004, se decidió reestructurar las operaciones de TEM y CMP, ya que ambas entidades operan en la misma línea de negocios, y realizar la fusión de ambas empresas. Legalmente, en Junta General de Accionistas de CMP del 28 de febrero de 2005, se acordó fusionar ambas entidades, mediante la absorción de TEM, la cual se disolvió y extinguió sin liquidarse; para lo que se realizó la valorización de ambas empresas y se determinó la relación de intercambio y cuyo resultado final fue otorgar a los minoritarios una participación de 3.91 por ciento en la nueva entidad. La fusión se realizó con fecha efectiva 1° de junio de 2005. En la misma fecha de la fusión CMP cambio de razón social a Telefónica Móviles S.A.

3. Principales principios y prácticas de contabilidad

Los principales principios y prácticas de contabilidad utilizados por Telefónica Móviles Perú Holding S.A.A se describen a continuación:

(a) Bases de presentación y cambios contables -

Los estados financieros adjuntos han sido preparados a partir de los registros de contabilidad de Telefónica Móviles Perú Holding S.A.A., los cuales se llevan en términos monetarios nominales de la fecha de las transacciones, de acuerdo con principios de contabilidad generalmente aceptados en el Perú, los cuales comprenden a las Normas Internacionales de Información Financiera (NIIF) seleccionadas y oficializadas por el Consejo Normativo de Contabilidad (CNC) a la fecha de los estados financieros.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad ("IASB" por sus siglas en inglés), estableció que el término NIIF incluye a las normas e interpretaciones aprobadas por la IASB, las normas internacionales de contabilidad (NIC), y las interpretaciones SIC emitidas por organismos previos.

Hasta el 31 de diciembre de 2005, las NIC oficializadas por el CNC para su aplicación en el Perú correspondían en su mayoría a versiones anteriores a aquellas aplicables a nivel internacional. A partir del 1 de enero de 2006, con las excepciones mencionadas en el siguiente párrafo, todas las NIIF (y NICs) vigentes a nivel internacional aplicables a la Compañía, se encuentran aprobadas para su aplicación en el Perú, según la Resolución N°034-2005-EF/93.01.del CNC de marzo de 2005. La adopción en el año 2006 de las nuevas NIIF no tuvo un efecto significativo en los estados financieros de la Compañía.

Con fecha 3 de febrero de 2006, el CNC mediante Resolución N°038-2005-EF/93.01 resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la NIC 21 "Efecto de las Variaciones de los Tipos de Cambio de Monedas Extranjeras (versión 2003) y restituir por el mismo periodo la aplicación en el país de la NIC 21 (versión 1993), así como las SICs 19 y 30; excepto por el Tratamiento Alternativo Permitido señalado en los párrafos 20,21 y 22 de la citada NIC. Asimismo, el CNC resolvió mantener la aplicación en el Perú del Método de Participación Patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, entidades conjuntamente controladas y asociadas, en adición a los métodos establecidos en las NIC 27 y 28 (versión 2003).

En la preparación y presentación de los estados financieros al 30 de septiembre de 2006 y al 31 de diciembre de 2005, la Gerencia de la Compañía ha observado el cumplimiento de las NIIF que le son aplicables.

(b) Uso de estimados y supuestos -

La preparación de los estados financieros requiere que la Gerencia efectúe estimados que afectan las cifras reportadas de activos y pasivos, de ingresos y gastos, y la revelación de hechos importantes en las notas a los estados financieros. Los estimados y juicios realizados son continuamente revisados y se basan en la experiencia histórica y otros factores, incluyendo la evaluación de eventos futuros que se consideran razonables en las circunstancias. Los resultados finales podrían diferir de dichas estimaciones.

(c) Inversión en Subsidiaria -

La inversión en Subsidiaria, registrada al costo, se ajusta para reconocer las variaciones de la participación de la Compañía en el patrimonio neto de la Subsidiaria. La participación en los resultados de la Subsidiaria se registra en el estado de ganancias y pérdidas y los dividendos recibidos disminuyen el valor de la inversión. La participación en cuentas del patrimonio de la Subsidiaria, diferentes a los resultados del ejercicio, se cargan o abonan directamente al patrimonio. Las acciones provenientes de la reexpresión del capital de la Subsidiaria sólo modifican el número de acciones o su valor nominal.

(d) Reconocimiento de ingresos, costos y gastos -

Los ingresos por participación en la utilidad de la Subsidiaria, se reconocen de acuerdo con la política descrita en el párrafo (c); los gastos de operación y los demás ingresos y gastos se reconocen a medida que se devengan, independientemente del momento en que se realizan, y se registran en los períodos con los cuales se relacionan.

(e) Impuesto a la renta -

El impuesto a la renta se calcula sobre la base de los estados financieros de la Compañía con la tasa de 30 por ciento. Debido a que las inversiones en valores se mantienen por el método de participación patrimonial, la Compañía registra como ingresos o gastos, según corresponda, su participación en los resultados de su Subsidiaria, sin que esas partidas afecten la base de cálculo del impuesto a la renta, en tanto no enajene la inversión o ésta se liquide.

En la evaluación del impuesto a la renta la Compañía ha considerado los principios descritos en la NIC 12. El impuesto a la renta diferido refleja los efectos de las diferencias temporales entre los saldos de activos y pasivos para fines contables y los determinados para fines tributarios. Al 30 de septiembre de 2006 y al 31 de diciembre de 2005 la Compañía no tiene diferencias temporales.

(f) Provisiones y contingencias -

Se reconoce una provisión sólo cuando la Compañía tiene una obligación presente como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y puede hacerse una estimación fiable del importe de la obligación. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general.

Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias posibles no se reconocen en los estados financieros. Los pasivos contingentes se revelan en notas a los estados financieros, excepto que la posibilidad de que se desembolse un flujo económico sea remota. Los activos contingentes no se reconocen en los estados financieros, pero se revelan cuando su grado de contingencia es probable.

(g) Efectivo -

La Compañía no ha realizado transacciones que representen movimiento de fondos, por lo tanto no presenta estado de flujos de efectivo.

(h) Utilidad (pérdida) por acción -

La utilidad (pérdida) por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general. Las acciones emitidas o anuladas por la reexpresión del capital social provenientes del ajuste por inflación de los estados financieros, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones, se consideran que estas acciones siempre estuvieron en circulación. La Compañía no tiene instrumentos financieros que produzcan efectos dilutivos, por lo que la utilidad (pérdida) por acción básica y diluida es la misma.

4. Inversión en subsidiaria

Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, el saldo de S/ 863,159,000 (S/870,775,000 al 31 de diciembre 2005), está conformado por 14,992,461,864 acciones comunes de Telefónica Móviles S.A. cuyo valor nominal es de S/0.01 cada acción y representan el 96.09 por ciento de participación en el capital social de la Subsidiaria.

A continuación se muestra el movimiento de la inversión en la Subsidiaria:

	30.09.06 S/(000)	31.12.05 S/(000)
Saldo inicial	870,775	860,651
Ajustes por incorporación de CMP, nota 2	-	46,329
Participación en el resultado del ejercicio	(6,829)	(36,205)
Otros	(787)	-
Saldo final	863,159	870,775

5. Patrimonio neto

(a) Capital social -

Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, el capital social está representado por 356,770,987 acciones comunes íntegramente suscritas y pagadas, cuyo valor nominal es de S/1.00 por acción. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004.

De acuerdo con las disposiciones legales vigentes, no existen restricciones a las remesas de utilidades ni la repatriación de capitales. Los dividendos en efectivo a favor de los accionistas no domiciliados están gravados con el impuesto a la renta a una tasa de 4.1 por ciento.

Mediante Resolución Gerencial de la CONASEV 003-2001.EF/94.45, las acciones comunes representativas del capital social de la Compañía fueron autorizadas para listarse en el Registro de Valores de la Bolsa de Valores de Lima y negociarse en la referida Bolsa. Durante el año 2005 y el período de nueve meses terminado el 30 de septiembre de 2006, no han habido transacciones de estas acciones en la Bolsa.

A continuación se presenta la composición accionaria al 30 de septiembre de 2006 y al 31 de diciembre de 2005:

Accionistas	Porcentaje de participación al 30.09.06 %	Porcentaje de participación al 31.12.05 %
Telefónica Móviles, S.A. (España)	-	97.97
Latin America Cellular Holdings B.V.	98.34	-
Telefónica, S.A.	0.14	0.14
Accionistas minoritarios	1.52	1.89
	100.00	100.00

(b) Capital adicional -

Constituido en enero de 2001, por la transferencia de acciones de TEM por parte de Telefónica del Perú S.A.A.

En Junta de Accionistas del 29 de septiembre de 2006 se acordó delegar facultades en el Directorio para que se efectúe la capitalización del íntegro del capital adicional de la Compañía, ascendente a S/.402,427,000. A la fecha, no se ha establecido la fecha para la referida capitalización.

(c) Reserva legal -

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

6. Utilidad (pérdida) por acción

A continuación se muestra el cálculo del promedio ponderado de acciones y de la utilidad (pérdida) por acción básica y diluida:

	Acciones en circulación	Días de vigencia hasta el cierre del periodo	Promedio ponderado de acciones
Ejercicio 2005			
Saldo al 1° de enero de 2005	356,770,987	270	356,770,987
Saldo al 30 de septiembre de 2005	356,770,987		356,770,987
Ejercicio 2006			
Saldo al 1° de enero de 2006	356,770,987	270	356,770,987
Saldo al 30 de septiembre de 2006	356,770,987		356,770,987

El cálculo de la utilidad (pérdida) por acción básica y diluida al 30 de septiembre de 2006 y de 2005, se presenta a continuación:

	Al 30 de septiembre de 2006			Al 30 de septiembre de 2005		
	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/	Utilidad (numerador) S/(000)	Acciones (denominador)	Utilidad por acción S/
Utilidad (pérdida) por acción básica y diluida de las acciones	(7,044)	356,770,987	(0.01974)	17,528	356,770,987	0.04913

File No. 82-5134

Lima, 26 de octubre de 2006

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles Perú Holding S.A.A. del 25 de octubre de 2006, se ha adoptado por unanimidad el siguiente acuerdo:

Se aprobaron los Estados Financieros intermedios, individuales y consolidados (no auditados) de Telefónica Móviles Perú Holding S.A.A. al 30 de septiembre de 2006.

Tanto los Estados Financieros Individuales y el Informe de Gerencia, como los Estados Financieros Consolidados, antes indicados, están siendo reportados el día de hoy a través del sistema MVNet.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil

File No. 82-5134

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A.

Octubre - Diciembre 2006

Hechos de Importancia

A continuación se presenta un resumen de los principales hechos de importancia presentados desde octubre de 2006:

1) El 2 de octubre, el Directorio aprobó los estados financieros individuales y consolidados no auditados de Telefónica Móviles Perú Holding S.A.A., correspondientes al tercer trimestre de 2006.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.
Discusión y análisis de los resultados del cuarto trimestre y doce meses terminados el 31 de diciembre de 2006[1]

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

Al cierre del 2006, los indicadores de la economía peruana continuaron registrando resultados positivos en términos de crecimiento del Producto Bruto Interno (PBI), inflación (Índice de Precios al Consumidor) y cuentas externas y fiscales. Asimismo, las variables financieras se mostraron sólidas, en particular el tipo de cambio y los índices bursátiles.

Las estimaciones del Banco Central de Reserva (BCR) para el crecimiento de la actividad económica durante el 2006 son de 7,7%, tasa bastante superior a la proyectada en el Marco Macroeconómico Multianual (MMM) 2007-2009 de agosto (6,6%) y por analistas que preveían una expansión inferior al 7%. La expansión del PBI se da como resultado del dinamismo de la demanda interna, que al cierre de año registraría un incremento de 9,9%, debido al crecimiento de la inversión pública y privada. Asimismo, durante el 2006, la expansión de los rubros no primarios habría sido superior a la de los primarios, sobresaliendo los sectores construcción y comercio, mientras que el empleo habría crecido a una tasa similar a la del PBI.

La tasa de inflación anual ascendió a 1,14 % en el 2006, por debajo del rango inferior de la meta fijada por el BCR (1,5% - 3,5%) y de la proyección del Ministerio de Economía y Finanzas y analistas. Los factores transitorios que explican la ausencia de presiones inflacionarias hacia el cierre del año son los menores precios de los combustibles, servicios públicos y de algunos alimentos.


PBI e IPC
(var% anual)
PBI
IPC
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
(e) (e)
PBI
IPC
Fuente: BCR

La balanza comercial durante el 2006 habría registrado un nuevo máximo histórico de US$ 8 500 millones, proyectándose un superávit en cuenta corriente equivalente a 2,2% del PBI. Dado el dinamismo de la actividad económica y los altos precios de las exportaciones se registró un significativo aumento de los ingresos tributarios en el 2006, factor que explica, principalmente, el haber alcanzado un superávit fiscal correspondiente al 1,5% del PBI.

Durante el 2006 el nuevo sol se apreció 6,5% debido a la fortaleza de las cuentas externas y fiscales. El tipo de cambio mantuvo una tendencia decreciente a lo largo del año disminuyendo de S/.3.43 a S/.3.20 por dólar de

[1] Para ampliar el análisis se recomienda revisar la información presentada por su subsidiara Telefónica Móviles S.A.

diciembre del 2005 a diciembre del 2006. En este escenario, el BCR se vio obligado a ejecutar compras durante el año por US$ 3 945 millones, con lo que las Reservas Internacionales Netas se incrementaron a US$ 17 275 millones, nivel superior en 23% al registrado en el 2005.

En línea con la tendencia regional, el riesgo país, medido por el EMBI+, cerró el año en 131 pbs, nivel inferior al de fines del 2005 (185 pbs). Asimismo, promedió un nivel de 159 puntos básicos (pbs), lo que representó una caída de 41 pbs respecto del nivel medio del 2005. En el 2006 la curva de tasas en soles disminuyó su pendiente en la medida en que los inversionistas capturaron el valor de la parte larga de la curva a partir de 5 años, reflejando la mayor confianza depositada en la economía peruana. Las tasas de interés en soles en los plazos más largos descendieron hasta en aproximadamente 200 puntos básicos durante el año. Ayudaron a este comportamiento la mayor confianza de los inversionistas en la economía nacional reflejada en la caída del riesgo soberano y las menores expectativas de depreciación de la moneda local. Por otra parte, las cotizaciones de las principales acciones de la Bolsa de Valores de Lima, en particular del sector minero, continuaron al alza, de modo que el índice bursátil local registró la mayor rentabilidad en el mundo.


Tasa de interés interbancaria en soles y Tipo de cambio
(promedio trimestral)
%
S/.
5.0
4.5
4.0
3.5
3.0
2.5
2.0
3.55
3.50
3.45
3.40
3.35
3.30
3.25
3.20
3.15
I II III IV I II III IV I II III IV I II III IV
03 04 05 06
Tasa de Interés
Tipo de Cambio
Fuente: BCR


Índice General de la Bolsa de Valores de Lima y Spread EMBI+
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Dic. 1991=100
800
700
600
500
400
300
200
100
0
Pbs.
I II III IV I II III IV I II III IV I II III IV
03 04 05 06
IGBVL
Spread EMBI+
Fuente: BCR

Resultados del Ejercicio

Los ingresos operativos de la sociedad, derivados del resultado neto de su subsidiaria Telefónica Móviles S.A., fueron negativos en S/. 34,0 millones en el 4T06. Considerando que los gastos de gestión fueron mínimos, los resultados operativo y neto registraron una pérdida de S/. 34 millones en dicho periodo, significativamente menor a la observada en el 4T05 (S/. 54,0 millones).

En términos acumulados, en los 12M06 los ingresos operativos alcanzaron una cifra negativa de S/. 40,8 millones, mayor a la cifra negativa de S/.36,2 millones del mismo período del año anterior. La pérdida neta al 12M06 fue S/. 41,1 millones, mayor a la pérdida de S/. 36,5 millones del 12M05. Los cambios se explican por los resultados de Telefónica Móviles S.A.

Balance General

El principal componente del activo fueron las inversiones, las cuales totalizaron S/. 829 millones al 4T06, menores en S/. 34 millones a las registradas al cierre del 3T06. Por otro lado, el pasivo corriente cerró en S/. 2,4 millones, nivel similar al del 3T06.

Al cierre del 4T06, el patrimonio neto registró S/. 826,7 millones, menor en S/. 34,3 millones con relación al alcanzado al cierre del 3T06, debido al resultado negativo del período.

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A.
ESTADO DE RESULTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2006 [1/]
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T05		4T06		Var. Abs. 4T06-4T05	Var. % 4T06-4T05	12M05		12M06		Var. Abs. 12M06-12M05	Var. % 12M06-12M05
		%		%		%		%		%		%
Ingresos Operativos	-53,979	100.0	-33,953	100.0	20,024	-37.1	-36,205	100.0	-40,782	100.0	-4,579	12.6
Gastos Operativos	70	-0.1	62	-0.2	-8	-11.4	285	-0.8	277	-0.7	-8	-2.8
Resultado Operativo	-54,049	100.1	-34,015	100.2	20,032	-37.1	-36,490	100.8	-41,059	100.7	-4,571	12.5
Resultado No Operativo	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Resultado antes de Impuestos y Paticipac.	-54,049	100.1	-34,015	100.2	20,032	-37.1	-36,490	100.8	-41,059	100.7	-4,571	12.5
Resultado Neto	-54,049	100.1	-34,015	100.2	20,032	-37.1	-36,521	100.9	-41,059	100.7	-4,540	12.4

1/ El 1 de junio de 2005 se fusionaron Telefónica Móviles S.A.C. y Comunicaciones Móviles S.A. Los resultados acumulados del 2005 corresponden a la empresa fusionada, e incluyen los primeros 5 meses de dicho año de ambas empresas.
De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1 de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación,
para fines contables, eliminándose así la generación de la cuenta REI.

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A.
BALANCE GENERAL A SOLES (000) AL 31 DE DICIEMBRE DE 2006[1/]
(Fin de Periodo)

ACTIVO

	4T06	3T06	2T06	1T06	4T05
ACTIVO CORRIENTE					
Caja	1	1	1	1	1
Otras cuentas por cobrar	207	203	197	187	182
Total activo corriente	208	204	198	188	183
Inversiones	828,912	863,159	857,847	866,435	870,775
TOTAL ACTIVOS	829,120	863,363	858,045	866,623	870,958

PASIVO Y PATRIMONIO NETO

	4T06	3T06	2T06	1T06	4T05
PASIVO CORRIENTE					
Cuentas por pagar comerciales	25	2	25	2	24
Otras cuentas por pagar	2,380	2,337	2,260	2,170	2,079
Total pasivo corriente	2,405	2,339	2,285	2,172	2,103
PATRIMONIO NETO					
Capital social	379,687	379,687	379,687	379,687	379,687
Capital adicional	402,427	402,427	402,427	402,427	402,427
Reserva legal	15,691	15,691	15,691	15,691	15,691
Otras reservas	-1,081	-787	7		
Resultados acumulados	29,991	64,006	57,948	66,646	71,050
TOTAL PATRIMONIO NETO	826,715	861,024	855,760	864,451	868,855
TOTAL PASIVOS Y PATRIMONIO NETO	829,120	863,363	858,045	866,623	870,958

1/ De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1 de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables.

File No. 82-5134

ASSURANCE

Telefónica Móviles Perú Holding S.A.A.

Estados financieros al 31 de diciembre de 2006 y de 2005
junto con el dictamen de los auditores independientes


ERNST & YOUNG

MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Telefónica Móviles Perú Holding S.A.A.

Estados financieros al 31 de diciembre de 2006 y de 2005 junto con el dictamen de los auditores independientes

Contenido

ERNST & YOUNG

■ Medina, Zaldívar, Paredes & Asociados
Sociedad Civil

Dictamen de los auditores independientes

A los Accionistas de Telefónica Móviles Perú Holding S.A.A.

Hemos auditado los estados financieros adjuntos de Telefónica Móviles Perú Holding S.A.A., que comprenden el balance general al 31 de diciembre de 2006 y de 2005, y los estados de ganancias y pérdidas y de cambios en el patrimonio neto por los años terminados en esas fechas, así como el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los Estados Financieros
La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante para la preparación y presentación razonable de estados financieros que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar las estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del Auditor
Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros basada en nuestra auditoría. Nuestra auditoría fue realizada de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y que planifiquemos y realicemos la auditoría para obtener una seguridad razonable de que los estados financieros no presentan representaciones erróneas de importancia relativa.

Una auditoría comprende la ejecución de procedimientos para obtener evidencia de auditoría sobre los saldos y las divulgaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía para la preparación y presentación razonable de los estados financieros a fin de diseñar procedimientos de auditoría de acuerdo con las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la Compañía. Una auditoría también comprende la evaluación de si los principios de contabilidad aplicados son apropiados y si las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoría.



Dictamen de los auditores independientes (continuación)

Tal como se explica en la nota 2(g), la Gerencia de la Compañía no ha preparado estados de flujos de efectivo por el ejercicio 2006, en forma similar al 2005, debido a que no realiza transacciones que representen movimiento de fondos.

Los estados financieros individuales de Telefónica Móviles Perú Holding S.A.A. fueron preparados para cumplir con requisitos sobre presentación de información financiera vigentes en el Perú y reflejan la inversión en su Compañía subsidiaria al valor patrimonial y no sobre una base consolidada. Estos estados financieros deben leerse conjuntamente con los estados financieros consolidados de Telefónica Móviles Perú Holding S.A.A. y Subsidiaria que se presentan por separado y sobre los cuales hemos emitido una opinión sin salvedades el 5 de febrero de 2007.

Opinión

En nuestra opinión, los estados financieros antes indicados preparados para los fines expuestos en el párrafo anterior, presentan razonablemente, en todos sus aspectos significativos la situación financiera de Telefónica Móviles Perú Holding S.A.A. al 31 de diciembre de 2006 y de 2005, y su desempeño financiero por los años terminados en esas fechas de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Medina, Zaldivar, Paredes & Asociados

Lima, Perú,
5 de febrero de 2007

Refrendado por:

Marco Antonio Zaldivar
C.P.C. Matrícula N°12477

Telefónica Móviles Perú Holding S.A.A.

Balance general

Al 31 de diciembre de 2006 y de 2005

	Nota	2006 S/(000)	2005 S/(000)
Activo			
Activo corriente			
Caja y bancos		1	1
Otras cuentas por cobrar		207	182
Total activo corriente		208	183
Activo no corriente			
Inversión en subsidiaria	3	828,912	870,775
Total activo no corriente		828,912	870,775
Total activo		829,120	870,958
Pasivo y patrimonio neto			
Cuentas por pagar comerciales		25	24
Cuentas por pagar a vinculadas		2,380	2,079
Total pasivo corriente		2,405	2,103
Patrimonio neto	4		
Capital social		379,687	379,687
Capital adicional		402,427	402,427
Reserva legal		15,691	15,691
Otras reservas		(1,081)	-
Resultados acumulados		29,991	71,050
Total patrimonio neto		826,715	868,855
Total pasivo y patrimonio neto		829,120	870,958

Las notas a los estados financieros adjuntos son parte integrante del balance general.

Telefónica Móviles Perú Holding S.A.A.

Estado de ganancias y pérdidas

Por los años terminados el 31 de diciembre de 2006 y de 2005

	Nota	2006 S/(000)	2005 S/(000)
Participación en la pérdida de la Subsidiaria	3	(40,782)	(36,205)
Gastos de operación		(277)	(285)
Pérdida de operación		(41,059)	(36,490)
Impuesto a la renta		-	(31)
Pérdida neta		(41,059)	(36,521)
Pérdida por acción básica y diluida	6	(0.1151)	(0.1024)
Promedio ponderado de acciones en circulación (en miles de unidades)	6	356,771	356,771

Las notas a los estados financieros adjuntos son parte integrante de este estado.

Telefónica Móviles Perú Holding S.A.A.

Estado de cambios en el patrimonio neto

Por los años terminados el 31 de diciembre de 2006 y de 2005

	Número de acciones emitidas, nota 7 (En miles de unidades)	Capital social S/(000)	Capital adicional S/(000)	Reserva legal S/(000)	Otras reservas S/(000)	Resultados acumulados S/(000)	Total S/(000)
Saldos al 1° de enero de 2005	356,771	379,687	402,427	15,691	-	61,242	859,047
Reconocimiento de activos y otros por la incorporación de CMP, nota 1	-	-	-	-	-	48,329	48,329
Pérdida neta	-	-	-	-	-	(38,521)	(38,521)
Saldos al 31 de diciembre de 2005	356,771	379,687	402,427	15,691	-	71,050	868,855
Pérdida neta	-	-	-	-	-	(41,059)	(41,059)
Otros, nota 4(d)	-	-	-	-	(1,081)	-	(1,081)
Saldos al 31 de diciembre de 2006	356,771	379,687	402,427	15,691	(1,081)	29,991	826,715

Las notas a los estados financieros adjuntos son parte integrante de este estado.

1. Actividad económica

Telefónica Móviles Perú Holding S.A.A. (en adelante "la Compañía"), fue constituida el 17 de noviembre de 2000. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones y otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú. Hasta el 16 de junio de 2006 la Compañía era subsidiaria de Telefónica Móviles, S.A. (empresa constituida en España). En dicha fecha Telefónica Móviles, S.A. transfirió las acciones que mantenía de la Compañía, las cuales representaban el 97.97 por ciento del accionariado total, a Latin American Cellular Holdings B.V. (empresa del grupo Telefónica constituida en Holanda), convirtiéndose la Compañía, de esta manera, en subsidiaria de dicha empresa.

La Compañía no tiene personal, por lo que los servicios administrativos y contables son prestados por su relacionada Telefónica Gestión de Servicios Compartidos Perú S.A.C. y la Subsidiaria.

La Compañía posee el 96.09 por ciento de la participación en el capital de Telefónica Móviles S.A. (en adelante la "Subsidiaria"), al 31 de diciembre de 2006 y de 2005. La Subsidiaria es la continuación de Telefónica Móviles S.A.C. (en adelante "TEM"), constituida en 1999 para brindar servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite, entre otros.

En octubre de 2004, el Grupo Telefónica adquirió el 97.43 por ciento de las acciones del capital social de Bellsouth Perú S.A. a Bellsouth Perú BVI Limited, cambiando su denominación social a Comunicaciones Móviles del Perú S.A. (en adelante CMP). CMP inició sus operaciones en junio de 1990 para la prestación de servicios públicos de comunicaciones y otros de valor añadido.

La fusión se realizó con fecha efectiva 1° de junio de 2005; sin embargo, para fines de presentación de la información financiera, de acuerdo con las Normas Internacionales de Información Financiera (NIIF) y sobre la base del análisis de la sustancia de la transacción, que es la adquisición de CMP por el Grupo Telefónica en octubre de 2004, se han integrado las operaciones de CMP desde esa fecha, como un aporte del Grupo Telefónica, ya que la transacción no generó ningún movimiento de efectivo con terceros.

Como consecuencia de la toma de control del grupo Telefónica, se decidió reestructurar las operaciones de TEM y CMP. Legalmente, se acordó en Junta General de Accionistas de CMP del 28 de febrero de 2005, fusionar ambas entidades, mediante la absorción de TEM, la cual se disolvió y extinguió sin liquidarse; para lo que se realizó la valorización de ambas empresas y se determinó la relación de intercambio. Como parte de este proceso en la fecha de adquisición de CMP, la Gerencia revisó el valor de los activos y pasivos adquiridos, de forma a llevarlos a su valor estimado de mercado. Los ajustes netos resultantes, ascendentes a S/66,231,000, estuvieron relacionados principalmente con la adecuación de la vida útil a las políticas del Grupo Telefónica. Asimismo, durante el año 2005, se reconocieron ajustes pendientes de realizar relacionados con impuestos diferidos, provisiones por desvalorización de activos y otros por un importe neto

de S/46,329,000, abonados contra resultados acumulados, ya que representan una corrección del valor de los activos adquiridos y no un resultado del ejercicio.

Para realizar sus operaciones, la Subsidiaria cuenta con concesiones otorgadas por el Ministerio de Transportes y Comunicaciones (MTC), para prestar servicios de telefonía móvil celular y servicio público de buscapersonas. La vigencia de las concesiones es por 20 años a partir de la fecha en que se firmaron los contratos de concesión y son renovables gradualmente a solicitud de la Subsidiaria previa evaluación y aprobación del Organismo Supervisor de Inversión Privada de Telecomunicaciones – OSIPTEL y Ministerio de Transportes y Comunicaciones – MTC. Las operaciones de la Subsidiaria son supervisadas por el OSIPTEL.

Los estados financieros adjuntos reflejan la actividad individual de la Compañía, sin incluir los efectos de la consolidación de estos estados financieros con los de su Subsidiaria. Sin embargo, la Compañía prepara por separado estados financieros consolidados, los cuales muestran los siguientes saldos al 31 de diciembre de 2006 y de 2005:

	2006 S/(000)	2005 S/(000)
Total activos	2,489,382	2,222,316
Total pasivos	1,628,969	1,317,972
Patrimonio neto	860,413	904,344
Pérdida neta	(41,059)	(38,521)

Los estados financieros de la Compañía por el año terminado el 31 de diciembre de 2005, fueron aprobados en Junta General de Accionistas realizada el 24 de marzo de 2006. Los estados financieros por el año terminado el 31 de diciembre de 2006 han sido aprobados por la Gerencia el 5 de febrero de 2007 y serán presentados para su aprobación en la Junta General de Accionistas que se realizará dentro de los plazos establecidos por ley. En opinión de la Gerencia de la Compañía, los estados financieros adjuntos serán aprobados sin modificaciones.

2. Principios contables

Los principales principios y prácticas de contabilidad utilizados por Telefónica Móviles Perú Holding S.A.A se describen a continuación:

(a) Base de presentación y cambios contables -

Los estados financieros adjuntos han sido preparados a partir de los registros de contabilidad de Telefónica Móviles Perú Holding S.A.A., los cuales se llevan en términos monetarios nominales de la fecha de las transacciones, de acuerdo con principios de contabilidad generalmente aceptados en el Perú, los cuales comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas por el Consejo Normativo de Contabilidad (CNC) a la fecha de los estados financieros. En abril de 2002, la Junta de Normas Internacionales de Contabilidad ("IASB por sus siglas en inglés), estableció que el término NIIF incluye a las normas e interpretaciones aprobadas por la IASB, las

normas internacionales de contabilidad (NIC), y las interpretaciones SIC emitidas por organismos previos.

Hasta el 31 de diciembre de 2005, las NIC oficializadas por el CNC para su aplicación en el Perú correspondían en su mayoría a versiones anteriores a aquellas aplicables a nivel internacional. A partir del 1 de enero de 2006, con las excepciones mencionadas en el siguiente párrafo, todas las NIIF (y NICs) vigentes a nivel internacional aplicables a la Compañía, se encuentran aprobadas para su aplicación en el Perú, según la Resolución N°034-2005-EF/93.01. del CNC de marzo de 2005. La adopción en el año 2006 de las nuevas NIIF no tuvo un efecto significativo en los estados financieros de la Compañía.

Con fecha 3 de febrero de 2006, el CNC mediante Resolución N°038-2005-EF/93.01. resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la NIC 21 "Efecto de la Variaciones de los Tipos de Cambio de Monedas Extranjeras" (Versión 2003) y restituir por el mismo período la aplicación en el país de la NIC 21 (versión 1993), así como las SICs 19 y 30; excepto por el Tratamiento Alternativo Permitido señalada en los párrafos 20, 21 y 22 de la citada versión 2003. Asimismo, el CNC resolvió mantener la aplicación en el Perú del Método de Participación Patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, entidades conjuntamente controladas y asociadas, en adición a los métodos establecidos en las NIC 27 y 28 (versión 2003).

En la preparación y presentación de los estados financieros al 31 de diciembre de 2006 y de 2005, la Gerencia de la Compañía ha observado el cumplimiento de las NIIF vigentes en Perú y que le son aplicables.

(b) Uso de estimados y supuestos -

La preparación de los estados financieros requiere que la Gerencia efectúe estimados que afectan las cifras reportadas de activos y pasivos, de ingresos y gastos, y la revelación de hechos importantes en las notas a los estados financieros. Los estimados y juicios realizados son continuamente revisados y se basan en la experiencia histórica y otros factores, incluyendo la evaluación de eventos futuros que se consideran razonables en las circunstancias. Los resultados finales podrían diferir de dichas estimaciones.

(c) Inversión en Subsidiaria -

La inversión en Subsidiaria registrada al costo, se ajusta para reconocer las variaciones de la participación de la Compañía en el patrimonio neto de la Subsidiaria. La participación en los resultados de la Subsidiaria se registra en el estado de ganancias y pérdidas y los dividendos recibidos disminuyen el valor de la inversión. La participación en cuentas del patrimonio de la Subsidiaria, diferentes a los resultados del ejercicio, se cargan o abonan directamente al patrimonio. Las acciones provenientes de la reexpresión del capital de la Subsidiaria sólo modifican el número de acciones o su valor nominal.

(d) Reconocimiento de ingresos, costos y gastos -

La participación en los resultados de la Subsidiaria, se reconocen de acuerdo con la política descrita en el párrafo (c); los gastos de operación y los demás ingresos y gastos se reconocen a medida que se devengan, independientemente del momento en que se realizan, y se registran en los periodos con los cuales se relacionan.

(e) Impuesto a la renta -

El impuesto a la renta se calcula sobre la base de los estados financieros de la Compañía con la tasa de 30 por ciento. En la evaluación del impuesto a la renta la Compañía ha considerado los principios descritos en la NIC 12. El impuesto a la renta diferido refleja los efectos de las diferencias temporales entre los saldos de activos y pasivos para fines contables y los determinados para fines tributarios. Al 31 de diciembre de 2006 y de 2005 la Compañía no tiene diferencias temporales.

(f) Provisiones -

Se reconoce una provisión sólo cuando la Compañía tiene una obligación presente como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y se puede estimar razonablemente su importe. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general. Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias no se reconocen en los estados financieros. Estos se revelan en notas a los estados financieros, excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(g) Efectivo -

La Compañía no ha realizado transacciones que representen movimiento de fondos, por lo tanto no presenta estado de flujos de efectivo.

(h) Pérdida por acción -

La pérdida por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general. La Compañía no tiene instrumentos financieros que produzcan efectos dilutivos, por lo que la pérdida por acción básica y diluida es la misma.

(i) Nuevos pronunciamientos contables -

NIIF 7 - Instrumentos Financieros – Revelaciones – El objetivo de esta norma es proveer las exposiciones en las notas a los estados financieros que permitan a los usuarios evaluar el impacto de los instrumentos financieros en la posición financiera y desempeño de la Compañía, para entender la naturaleza y extensión de los riesgos que enfrenta la Compañía por mantener instrumentos financieros y como la Gerencia de la Compañía maneja estos riesgos. Esta Norma tiene vigencia internacional para los períodos anuales que comienzan después del 1° de enero de 2007 y reemplaza las revelaciones requeridas por la NIC 32 sobre instrumentos financieros. Aún no ha sido aprobada su implementación en el Perú.

3. Inversión en subsidiaria

Al 31 de diciembre de 2006, el saldo de S/828,912,000 (S/870,775,000 al 31 de diciembre 2005), está conformado por 14,990,961,882 acciones comunes de Telefónica Móviles S.A. cuyo valor nominal es de S/0.01 cada acción y representan el 96.09 por ciento de participación en el capital social de la Subsidiaria.

A continuación se muestra el movimiento de la inversión en la Subsidiaria:

	2006 S/(000)	2005 S/(000)
Saldo inicial	870,775	860,651
Ajustes por incorporación de CMP, nota 1	-	46,329
Participación en el resultado del ejercicio	(40,782)	(36,205)
Otros, 4(d)	(1,081)	-
Saldo final	828,912	870,775

4. Patrimonio neto

(a) Capital social -

Al 31 de diciembre de 2006 y de 2005, el capital social está representado por 356,770,987 acciones comunes íntegramente suscritas y pagadas, cuyo valor nominal es de S/1.00 por acción. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004.

De acuerdo con las disposiciones legales vigentes, no existen restricciones a las remesas de utilidades ni la repatriación de capitales. Los dividendos en efectivo a favor de los accionistas no domiciliados están gravados con el impuesto a la renta a una tasa de 4.1 por ciento.

Mediante Resolución Gerencial de la CONASEV 003-2001.EF/94.45, las acciones comunes representativas del capital social de la Compañía fueron autorizadas para listarse en el Registro de Valores de la Bolsa de Valores de Lima y negociarse en la referida Bolsa. Durante los períodos 2006 y 2005 no ha habido transacciones de estas acciones en la Bolsa.

(b) Capital adicional -
Constituido en enero de 2001, por la transferencia de acciones de TEM por parte de Telefónica del Perú S.A.A.

(c) Reserva legal -
Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

(d) Otras reservas -
Corresponde principalmente a la participación en las pérdidas por cambios en el valor estimado de mercado de los instrumentos financieros derivados de cobertura de flujos de efectivo mantenidos por la Subsidiaria, donde el cambio de valor se refleja inicialmente en el patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

(e) Resultados acumulados -
Producto de la fusión, durante el 2005, la Compañía reconoció con abono a resultados acumulados el efecto de los ajustes registrados en el patrimonio de la Subsidiaria, tal como se detalla a continuación:

	S/(000)
Activo diferido neto por impuesto a la renta y participación de trabajadores	104,263
Provisión para desvalorización de activos	(57,463)
Otros menores	(471)
	46,329

5. Situación tributaria

(a) La Compañía está sujeta al régimen tributario peruano. La tasa del impuesto a la renta es de 30 por ciento sobre la utilidad gravable.

(b) Para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente. Sobre la base del análisis de las operaciones de la Compañía, la Gerencia y de sus asesores legales opinan que, como consecuencia de la aplicación de estas normas, no surgirán contingencias de importancia para la Compañía al 31 de diciembre de 2006 y de 2005.

(c) Las autoridades tributarias tienen la facultad de revisar y, de ser aplicable, corregir el impuesto a la renta calculado por la Compañía en los cuatro años posteriores al año de la presentación de la declaración de impuestos. Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de la Compañía por los años 2002 a 2006 están sujetas a fiscalización por parte de la

administración tributaria. Debido a las posibles interpretaciones que las autoridades tributarias puedan dar a las normas legales vigentes, no es posible determinar a la fecha si de las revisiones que se realicen resultarán o no pasivos para la Compañía, por lo que cualquier mayor impuesto o recargo que pudiera resultar de eventuales revisiones fiscales sería aplicado a los resultados del ejercicio en que éste se determine. Sin embargo, en opinión de la Gerencia de la Compañía y de sus asesores legales, cualquier eventual liquidación adicional de impuestos no sería significativa para los estados financieros al 31 de diciembre de 2006 y de 2005.

(d) Mantener las inversiones en valores por el método de participación patrimonial, requiere que la Compañía registre como ingresos o gastos, según corresponda, su participación en los resultados de su Subsidiaria, sin que esas partidas afecten la base de cálculo del impuesto a la renta, en tanto no enajene la inversión o ésta se liquide.

6. Pérdida por acción

A continuación se muestra el cálculo del promedio ponderado de acciones y de la pérdida por acción básica y diluida:

	Acciones en circulación	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2005			
Saldo al 1° de enero de 2005	356,770,987	365	356,770,987
Saldo al 31 de diciembre de 2005	356,770,987		356,770,987
Ejercicio 2006			
Saldo al 1° de enero de 2006	356,770,987	365	356,770,987
Saldo al 31 de diciembre de 2006	356,770,987		356,770,987

El cálculo de la pérdida por acción básica y diluida al 31 de diciembre de 2006 y de 2005, se presenta a continuación:

	Al 31 de diciembre de 2006			Al 31 de diciembre de 2005		
	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/
Pérdida por acción básica y diluida de las acciones	(41,059)	356,770,987	(0.1151)	(36,521)	356,770,987	(0.1024)



File No. 82-5134

Telefónica Móviles Perú Holding S.A.A.

Estados financieros al 31 de diciembre de 2006 y de 2005

Telefónica Móviles Perú Holding S.A.A.

Notas a los estados financieros

Al 31 de diciembre de 2006 y de 2005

1. **Actividad económica**

Telefónica Móviles Perú Holding S.A.A. (en adelante "la Compañía"), fue constituida el 17 de noviembre de 2000 con el objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones y otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú. Hasta el 16 de junio de 2006 la Compañía era subsidiaria de Telefónica Móviles, S.A. (empresa constituida en España). En dicha fecha Telefónica Móviles, S.A. transfirió las acciones que mantenía de la Compañía, las cuales representaban el 97.97 por ciento del accionariado total, a Latin American Cellular Holdings B.V. (empresa del grupo Telefónica constituida en Holanda), convirtiéndose la Compañía, de esta manera, en subsidiaria de dicha empresa.

La Compañía posee el 96.09 por ciento de la participación en el capital de Telefónica Móviles S.A. (en adelante la "Subsidiaria"), al 31 de diciembre de 2006 y de 2005. La Subsidiaria, según se explica en la nota 2, vendría a ser la continuación de Telefónica Móviles S.A.C. (en adelante "TEM"), constituida en 1999 para brindar servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite, entre otros.

Para realizar sus operaciones, la Subsidiaria cuenta con concesiones otorgadas por el Ministerio de Transportes y Comunicaciones (MTC), para prestar servicios de telefonía móvil celular y servicio público de buscapersonas. La vigencia de las concesiones es por 20 años a partir de la fecha en que se firmaron los contratos de concesión y es renovable gradualmente a solicitud de la Subsidiaria previa evaluación y aprobación del Organismo Supervisor de la Inversión Privada en Telecomunicaciones – OSIPTEL, y el MTC.

Los estados financieros adjuntos reflejan la actividad individual de la Compañía, sin incluir los efectos de la consolidación de estos estados financieros con los de su Subsidiaria. Sin embargo, la Compañía prepara por separado estados financieros consolidados, los cuales muestran los siguientes saldos al 31 de diciembre de 2006 y de 2005:

	2006 S/(000)	2005 S/(000)
Total activos	2,489,382	2,222,316
Total pasivos	1,628,970	1,317,972
Patrimonio neto	860,412	904,344
Pérdida neta	(41,059)	(36,521)

Los estados financieros de la Compañía por el año terminado el 31 de diciembre de 2005, fueron aprobados en Junta General de Accionistas realizada el 24 de marzo de 2006. Los estados financieros por el año terminado el 31 de diciembre de 2006 han sido aprobados por la Gerencia el 5 de Febrero de 2007 y serán

presentados para su aprobación en la Junta General de Accionistas que se realizará dentro de los plazos establecidos por ley. En opinión de la Gerencia de la Compañía, los estados financieros adjuntos serán aprobados sin modificaciones.

2. Adquisición de empresa y reorganización societaria

En octubre de 2004, el Grupo Telefónica adquirió el 97.43 por ciento de las acciones del capital social de Bellsouth Perú S.A. a Bellsouth Perú BVI Limited, cambiando su denominación social a Comunicaciones Móviles del Perú S.A. (en adelante CMP). CMP inició sus operaciones en junio de 1990 para la prestación de servicios públicos de comunicaciones y otros de valor añadido.

Como consecuencia de la toma de control del grupo Telefónica, se decidió reestructurar las operaciones de TEM y CMP. Legalmente, se acordó en Junta General de Accionistas de CMP del 28 de febrero de 2005, fusionar ambas entidades, mediante la absorción de TEM, la cual se disolvió y extinguió sin liquidarse; para lo que se realizó la valorización de ambas empresas y se determinó la relación de intercambio. La fusión se realizó con fecha efectiva 1° de junio de 2005; sin embargo, para fines de presentación de la información financiera, de acuerdo con las Normas Internacionales de Información Financiera (NIIF) y sobre la base del análisis de la sustancia de la transacción, que es la adquisición de CMP por el Grupo Telefónica en octubre de 2004, se han integrado las operaciones de CMP desde esa fecha, como un aporte del Grupo Telefónica, ya que la transacción no generó ningún movimiento de efectivo con terceros.

Como parte de este proceso en la fecha de adquisición de CMP, la Gerencia revisó el valor de los activos y pasivos adquiridos, de forma a llevarlos a su valor estimado de mercado. Los ajustes netos resultantes, ascendentes a S/66,231,000, estuvieron relacionados principalmente con la adecuación de la vida útil a las políticas del Grupo Telefónica. Asimismo, durante el año 2005, se reconocieron ajustes pendientes de realizar relacionados con impuestos diferidos, provisiones por desvalorización de activos y otros por un importe neto de S/46,329,000, abonados contra resultados acumulados, ya que representan una corrección del valor de los activos adquiridos y no un resultado del ejercicio.

3. Principios contables

Los principales principios y prácticas de contabilidad utilizados por Telefónica Móviles Perú Holding S.A.A se describen a continuación:

(a) Base de presentación -

Los estados financieros adjuntos han sido preparados a partir de los registros de contabilidad de Telefónica Móviles Perú Holding S.A.A., los cuales se llevan en términos monetarios nominales de la fecha de las transacciones, de acuerdo con principios de contabilidad generalmente aceptados en el Perú, los cuales comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas por el Consejo Normativo de Contabilidad (CNC) a la fecha de los estados financieros.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad ("IASB" por sus siglas en inglés), estableció que el término NIIF incluye a las normas e interpretaciones aprobadas por la IASB, las normas internacionales de contabilidad (NIC), y las interpretaciones SIC emitidas por organismos previos.

Hasta el 31 de diciembre de 2005, las NIC oficializadas por el CNC para su aplicación en el Perú correspondían en su mayoría a versiones anteriores a aquellas aplicables a nivel internacional. A partir del 1 de enero de 2006, con las excepciones mencionadas en el siguiente párrafo, todas las NIIF (y NICs) vigentes a nivel internacional aplicables a la Compañía, se encuentran aprobadas para su aplicación en el Perú, según la Resolución N°034-2005-EF/93.01.del CNC de marzo de 2005. La adopción en el año 2006 de las nuevas NIIF no tuvo un efecto significativo en los estados financieros de la Compañía.

Con fecha 3 de febrero de 2006, el CNC mediante Resolución N°038-2005-EF/93.01 resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la NIC 21 "Efecto de las Variaciones de los Tipos de Cambio de Monedas Extranjeras (versión 2003) y restituir por el mismo periodo la aplicación en el país de la NIC 21 (versión 1993), así como las SICs 19 y 30; excepto por el Tratamiento Alternativo Permitido señalado en los párrafos 20,21 y 22 de la citada NIC. Asimismo, el CNC resolvió mantener la aplicación en el Perú del Método de Participación Patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, entidades conjuntamente controladas y asociadas, en adición a los métodos establecidos en las NIC 27 y 28 (versión 2003).

En la preparación y presentación de los estados financieros al 31 de diciembre de 2006 y de 2005, la Gerencia de la Compañía ha observado el cumplimiento de las NIIF que le son aplicables.

(b) Uso de estimados y supuestos -

La preparación de los estados financieros requiere que la Gerencia efectúe estimados que afectan las cifras reportadas de activos y pasivos, de ingresos y gastos, y la revelación de hechos importantes en las notas a los estados financieros. Los estimados y juicios realizados son continuamente revisados y se basan en la experiencia histórica y otros factores, incluyendo la evaluación de eventos futuros que se consideran razonables en las circunstancias. Los resultados finales podrían diferir de dichas estimaciones.

(c) Inversión en Subsidiaria -

La inversión en Subsidiaria registrada al costo, se ajusta para reconocer las variaciones de la participación de la Compañía en el patrimonio neto de la Subsidiaria. La participación en los resultados de la Subsidiaria se registra en el estado de ganancias y pérdidas y los dividendos recibidos disminuyen el valor de la inversión. La participación en cuentas del patrimonio de la Subsidiaria, diferentes a los resultados del ejercicio, se cargan o abonan directamente al patrimonio. Las acciones

provenientes de la reexpresión del capital de la Subsidiaria sólo modifican el número de acciones o su valor nominal.

(d) Reconocimiento de ingresos, costos y gastos -
Los ingresos por participación en la utilidad de la Subsidiaria, se reconocen de acuerdo con la política descrita en el párrafo (c); los gastos de operación y los demás ingresos y gastos se reconocen a medida que se devengan, independientemente del momento en que se realizan, y se registran en los períodos con los cuales se relacionan.

(e) Impuesto a la renta -
El impuesto a la renta se calcula sobre la base de los estados financieros de la Compañía con la tasa de 30 por ciento. En la evaluación del impuesto a la renta la Compañía ha considerado los principios descritos en la NIC 12. El impuesto a la renta diferido refleja los efectos de las diferencias temporales entre los saldos de activos y pasivos para fines contables y los determinados para fines tributarios. Al 31 de diciembre de 2006 y de 2005 la Compañía no tiene diferencias temporales.

(f) Provisiones -
Se reconoce una provisión sólo cuando la Compañía tiene una obligación presente como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y se puede estimar razonablemente su importe. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general. Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias posibles no se reconocen en los estados financieros, éstas se revelan en notas a los estados financieros, excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(g) Efectivo -
La Compañía no ha realizado transacciones que representen movimiento de fondos, por lo tanto no presenta estado de flujos de efectivo.

(h) Pérdida por acción -
La pérdida por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general. La Compañía no tiene instrumentos financieros que produzcan efectos dilutivos, por lo que la pérdida por acción básica y diluida es la misma.

(i) Nuevo pronunciamiento contable -
NIIF 7 - Instrumentos Financieros – Revelaciones – El objetivo de esta norma es proveer las exposiciones en las notas a los estados financieros que permitan a los usuarios evaluar el impacto de los instrumentos financieros en la posición financiera y desempeño de la Compañía, para entender la

naturaleza y extensión de los riesgos que enfrenta la Compañía por mantener instrumentos financieros y como la Gerencia de la Compañía maneja estos riesgos. Esta Norma tiene vigencia internacional para los períodos anuales que comienzan después del 1° de enero de 2007 y reemplaza las revelaciones requeridas por la NIC 32 sobre instrumentos financieros. Aún no ha sido aprobada su implementación en el Perú.

4. Inversión en subsidiaria

Al 31 de diciembre de 2006 y de 2005, el saldo de S/828,912,000 (S/870,775,000 al 31 de diciembre 2005), está conformado por 14,990,961,882 acciones comunes de Telefónica Móviles S.A. cuyo valor nominal es de S/0.01 cada acción y representan el 96.09 por ciento de participación en el capital social de la Subsidiaria.

A continuación se muestra el movimiento de la inversión en la Subsidiaria:

	2006 S/(000)	2005 S/(000)
Saldo inicial	870,775	860,651
Ajustes por incorporación de CMP, notas2 y 5(d)	-	46,329
Participación en el resultado del ejercicio (b)	(40,782)	(36,205)
Otros	(1,081)	-
Saldo final	828,912	870,775

5. Patrimonio neto

(a) Capital social -

Al 31 de diciembre de 2006 y de 2005, el capital social está representado por 356,770,987 acciones comunes íntegramente suscritas y pagadas, cuyo valor nominal es de S/1.00 por acción. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004.

Mediante Resolución Gerencial de la CONASEV 003-2001.EF/94.45, las acciones comunes representativas del capital social de la Compañía fueron autorizadas para listarse en el Registro de Valores de la Bolsa de Valores de Lima y negociarse en la referida Bolsa. Durante los períodos 2006 y 2005 no ha habido transacciones de estas acciones en la Bolsa.

(b) Capital adicional -

Constituido en enero de 2001, por la transferencia de acciones de TEM por parte de Telefónica del Perú S.A.A.

(c) Reserva legal -
Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

(d) Otras reservas -
Corresponde principalmente a la participación en las pérdidas por cambios en el valor estimado de mercado de los instrumentos financieros derivados de cobertura de flujos de efectivo mantenidos por la Subsidiaria, donde el cambio de valor se refleja inicialmente en el patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

6. Situación tributaria

(a) La Compañía está sujeta al régimen tributario peruano. La tasa del impuesto a la renta es de 30 por ciento sobre la utilidad gravable.

(b) Para propósitos de la determinación del Impuesto a la Renta e Impuesto General a las Ventas, los precios de transferencia de las transacciones con empresas vinculadas y con empresas residentes en territorios de baja o nula imposición, deben estar sustentados con documentación e información sobre los métodos de valorización utilizados y los criterios considerados para su determinación. Con base en análisis de las operaciones de la Compañía, la Gerencia y de sus asesores legales opinan que, como consecuencia de la aplicación de estas normas, no surgirán contingencias de importancia para la Compañía al 31 de diciembre de 2006 y de 2005.

(c) Las autoridades tributarias tienen la facultad de revisar y, de ser aplicable, corregir el impuesto a la renta calculado por la Compañía en los cuatro años posteriores al año de la presentación de la declaración de impuestos. Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de la Compañía por los años 2002 a 2006 están sujetas a fiscalización por parte de la administración tributaria. Debido a las posibles interpretaciones que las autoridades tributarias puedan dar a las normas legales vigentes, no es posible determinar a la fecha si de las revisiones que se realicen resultarán o no pasivos adicionales. Cualquier mayor impuesto o recargo que pudiera resultar de eventuales revisiones fiscales sería aplicado a los resultados del ejercicio en que éste se determine. Sin embargo, en opinión de la Gerencia de la Compañía y de sus asesores legales, cualquier eventual liquidación adicional de impuestos no sería significativa para los estados financieros al 31 de diciembre de 2006 y de 2005.

(d) Mantener las inversiones en valores por el método de participación patrimonial, requiere que la Compañía registre como ingresos o gastos, según corresponda, su participación en los resultados de

su Subsidiaria, sin que esas partidas afecten la base de cálculo del impuesto a la renta, en tanto no enajene la inversión o ésta se liquide.

7. Pérdida por acción

A continuación se muestra el cálculo del promedio ponderado de acciones y de la pérdida por acción básica y diluida:

	Acciones en circulación	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2005			
Saldo al 1° de enero de 2005	356,770,987	365	356,770,987
Saldo al 31 de diciembre de 2005	356,770,987		356,770,987
Ejercicio 2006			
Saldo al 1° de enero de 2006	356,770,987	365	356,770,987
Saldo al 31 de diciembre de 2006	356,770,987		356,770,987

El cálculo de la pérdida por acción básica y diluida al 31 de diciembre de 2006 y de 2005, se presenta a continuación:

	Al 31 de diciembre de 2006			Al 31 de diciembre de 2005		
	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/
Pérdida por acción básica y diluida de las acciones	(41,059)	356,770,987	(0.1151)	(36,521)	356,770,987	(0.1024)

File No. 82-5134

Telefónica Móviles Perú Holding S.A.A y Subsidiaria

Estados financieros consolidados al 31 de diciembre de 2006 y de 2005


SEC MAIL PROCESSING
RECEIVED
MAY 11 2007
WASH, D.C. 161 SECTION

Telefónica Móviles Perú Holding S.A.A. y Subsidiarla

REFERENCIAS

Balance General Consolidado

El código 1D0309 "Obligaciones financieras a corto plazo" incluye:

	31.12.06 S/(000)	31.12.05 S/(000)
Deuda con entidades bancarias, nota 11	112,440	48,500
Porción corriente de los bonos, nota14	200,724	-
Porción corriente de deudas a largo plazo, nota 15	70,757	573,066
	383,921	621,566

El código 1D0401 "Obligaciones financieras a largo plazo" incluye:

	31.12.06 S/(000)	31.12.05 S/(000)
Porción no corriente de los bonos, nota14	271,719	-
Porción no corriente de deudas a largo plazo, nota 15	141,645	91,231
	413,364	91,231

Estado de Ganancias y Pérdidas

El código 2D0101 "Ventas netas" incluye:

	31.12.06 S/(000)	31.12.05 S/(000)
Ingresos por tráfico, nota 21	948,998	651,608
Interconexión con Telefónica del Perú S.A.A.	335,769	387,085
Otros ingresos operativos, nota 22	552,289	463,859
	1,837,056	1,502,552

El código 2D0301 "Gastos de administración" incluye:

	31.12.06 S/(000)	31.12.05 S/(000)
Generales, nota 24	479,633	436,136
Depreciación, nota 9	502,792	416,725
Materiales y suministros, nota 8	483,571	289,102
Interconexión, nota 23	185,109	158,483
Personal, nota 25	113,170	111,273
Amortización, nota 10	39,448	35,704
Honorario por transferencia de capacidad técnica y de gestión , nota 28	6,959	13,791
	1,810,682	1,461,214

1. **Actividad económica**

Telefónica Móviles Perú Holding S.A.A., en adelante "la Compañía", es subsidiaria de Latin America Cellular Holding B.V.(empresa constituida en Holanda) y fue constituida el 17 de noviembre de 2000. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú. Hasta el 16 de junio de 2006 la Compañía era subsidiaria de Telefónica Móviles, S.A. (empresa constituida en España). En dicha fecha Telefónica Móviles, S.A. transfirió las acciones que mantenía de la Compañía, las cuales representaban el 97.97 por ciento del accionariado total, a Latin American Cellular Holdings B.V. (empresa del grupo Telefónica constituida en Holanda), convirtiéndose la Compañía, de esta manera, en subsidiaria de dicha empresa.

Los estados financieros consolidados incluyen los estados financieros de Telefónica Móviles S.A. (en adelante la "Subsidiaria"), que, por lo expuesto en la nota 2, vendría a ser la continuación de Telefónica Móviles S.A.C. (en adelante "TEM"), constituida en 1999 para brindar servicios de telefonía móvil, troncalizado, busca personas, servicios móviles por satélite, entre otros. La Compañía posee el 96.09 por ciento de la participación en el capital de la Subsidiaria, al 31 de diciembre de 2006 y 2005 .

En Junta General de Accionistas de Comunicaciones Móviles del Perú S.A. (antes Bellsouth Perú S.A.) celebrada el 28 de febrero de 2005, se acordó la fusión por absorción de Telefónica Móviles S.A.C., la cual se disolvió y extinguió sin liquidarse, ver nota 2.

Los estados financieros de la Subsidiaria muestran los siguientes saldos al 31 de diciembre de 2006 y de 2005:

	2006 S/(000)	2005 S/(000)
Total activos	2,489,726	2,222,392
Total pasivos	1,627,116	1,316,128
Total patrimonio neto	862,610	906,264
Pérdida neta	(42,529)	(38,217)

En sesión de Directorio del 3 de febrero del 2006, se aprobó el proyecto de implementación de la tecnología GSM como plataforma de sus redes para brindar sus servicios de telefonía celular de voz y datos, en adición y en forma complementaria a las actuales (AMPS, IS-95, TDMA IS-136 y CDMA 1X). La Subsidiaria ha invertido durante el 2006 aproximadamente S/ 174,658,000 en la implementación de dicha tecnología. Esta inversión incluye compra de terminales así como inversión en la planta telefónica.

Los estados financieros consolidados por el año terminado el 31 de diciembre de 2005, fueron aprobados en Junta General de Accionistas realizada el 24 de marzo de 2006. Los estados financieros consolidados

por el año terminado el 31 de diciembre de 2006 han sido aprobadas por la Gerencia el 5 de febrero de 2007 y serán presentados para su aprobación en la Junta General de Accionistas que se realizará dentro de los plazos establecidos por ley. En opinión de la Gerencia de la Compañía, los estados financieros consolidados adjuntos serán aprobados sin modificaciones.

2. Adquisición de empresa y reorganización societaria

En octubre de 2004, el Grupo Telefónica adquirió el 97.43 por ciento de las acciones del capital social de Bellsouth Perú S.A. a Bellsouth Perú BVI Limited, cambiando su denominación social a Comunicaciones Móviles del Perú S.A. (en adelante CMP). CMP inició sus operaciones en junio de 1990 para la prestación de servicios públicos de comunicaciones y otros de valor añadido.

Como consecuencia de la toma de control del grupo Telefónica, se decidió reestructurar las operaciones de TEM y CMP. Legalmente se acordó en Junta General de Accionistas de CMP del 28 de febrero de 2005, fusionar ambas entidades, mediante la absorción de TEM, la cual se disolvió y extinguió sin liquidarse; para lo que se realizó la valorización de ambas empresas y se determinó la relación de intercambio. La fusión se realizó con fecha efectiva 1° de junio de 2005; sin embargo, para fines de presentación de la información financiera, de acuerdo con las Normas Internacionales de Información Financiera (NIIF) y sobre la base del análisis de la sustancia de la transacción, que es la adquisición de CMP por el Grupo Telefónica en octubre de 2004, se han integrado las operaciones de CMP desde esa fecha, como un aporte del Grupo Telefónica, ya que la transacción no generó ningún movimiento de efectivo con terceros.

Como parte de este proceso, en la fecha de adquisición de CMP, la Gerencia revisó el valor de los activos y pasivos adquiridos, de forma a llevarlos a sus valores estimados de mercado. Los ajustes netos resultantes, ascendentes a S/66,231,000, estuvieron relacionados principalmente con la adecuación de la vida útil a las políticas del Grupo Telefónica. Asimismo, durante el año 2005, se reconocieron ajustes pendientes de realizar relacionados con impuestos diferidos, provisiones por desvalorización de activos y otros por un importe neto de S/46,329,000, abonados contra resultados acumulados, ya que representan una corrección del valor de los activos adquiridos y no un resultado del ejercicio.

3. Contratos de concesión

Como resultado de la fusión descrita anteriormente, la Subsidiaria mantiene vigentes contratos de concesión, provenientes de CMP, suscritos con el Estado Peruano, representado por el Ministerio de Transportes y Comunicaciones (en adelante MTC). Entre los principales tenemos: (i) servicio público de telefonía móvil en el área de Lima y la Provincia Constitucional del Callao, (ii) servicio público de telefonía móvil para la explotación de la Banda B de Provincias, (iii) servicio público portador de larga distancia nacional e internacional y servicio público de telefonía fija en la ciudad de Lima y la Provincia Constitucional del Callao. Dichos contratos de concesión fueron aprobados mediante Resoluciones Ministeriales N°021-99-MTC/15.03, N°022-99-MTC/15.03 y N°243-99-MTC/15.03.

Por otro lado, el MTC mediante Resolución Viceministerial No.160-2005-MTC/03, de fecha 7 de abril de 2005, aprobó la transferencia de los siguientes contratos de concesión otorgados a TEM a favor de CMP: (i) servicio público de telefonía móvil en el área de Lima y la Provincia Constitucional del Callao, (ii) servicio público de telefonía a nivel nacional, (iii) servicio público de buscapersonas en el departamento

de Lima y (iv) servicio público de buscapersonas a nivel nacional. Dichos contratos fueron aprobados por el MTC mediante las Resoluciones Ministeriales N°373-91-TCC/15.17, N°612-92-TCC/15.17 y N°068-MTC/15.17.

Al 31 de diciembre de 2006 y de 2005 la Subsidiaria mantiene los siguientes contratos de concesión:

Entidad original	Ubicación	Plazo	Inicio	Vencimiento
TEM	Lima	20 años	1991	2011
	Provincias	20 años	1992	2012
CMP	Lima	20 años	1991	2011
	Provincias	20 años	1998	2018

Los contratos de concesión establecen, entre otros, los siguientes aspectos:

(a) El plazo de las concesiones es de veinte (20) años. Las concesiones pueden ser renovadas gradualmente a solicitud de la Subsidiaria, previa evaluación y aprobación del Organismo Supervisor de la Inversión Privada en Telecomunicaciones – OSIPTEL y el MTC.

(b) La obligación de celebrar contratos para interconectarse con otras Compañías prestadoras de servicios de telefonía móvil, con aprobación del Organismo Supervisor de la Inversión Privada en Telecomunicaciones - OSIPTEL.

(c) Una serie de obligaciones para el servicio de telefonía móvil y para el servicio de buscapersonas relacionadas con la mejora de la calidad del servicio y del plan de expansión.

Asimismo, de conformidad con la mencionada Resolución Viceministerial del 7 de abril de 2005, la Subsidiaria asumió los siguientes compromisos:

(a) Devolver dentro del plazo de hasta veinticuatro meses, contados desde el 1° de junio de 2005, una de las bandas de 25Mhz correspondientes a la Banda de 800MHz (Banda "A" proveniente de TEM o "B" proveniente de CMP). De conformidad con la Resolución Directorial No. 1011.2005.MTC/17, de fecha 31 de mayo de 2005, se aprueba el cronograma de devolución y migración que debe seguir la Subsidiaria. La Subsidiaria decidió devolver la Banda B.

(b) Operar observando las normas de libre y leal competencia, por lo que no puede ser objeto de sanción por infracción de las normas de libre competencia que cuenta con resolución judicial consentida o ejecutoria.

(c) Ampliar la cobertura del servicio de telefonía móvil a 2,000 localidades en un plazo máximo de hasta tres años. Para el cumplimiento de esta obligación de cobertura, la Subsidiaria no podrá utilizar los recursos del Fondo de Inversión en Telecomunicaciones (FITEL).

(d) Implementar la portabilidad numérica en el plazo y condiciones que establezca el MTC. El incumplimiento de esta obligación acarreará una penalidad equivalente a 350 Unidades Impositivas

Tributarias. A la fecha el MTC aún no ha establecido el plazo y condiciones para su implementación.

(e) Continuar prestando el servicio de telefonía fija local en su red móvil, en tanto esté vigente la concesión. Asimismo, continuará prestando el servicio de telefonía móvil, en la modalidad de teléfonos públicos.

(f) Informar al MTC, de acuerdo con el cronograma de devolución y migración, sobre la infraestructura que no va a utilizar.

A la fecha, la Gerencia considera que se está cumpliendo con todas los compromisos indicados anteriormente.

4. Principios contables

Los principales principios de contabilidad utilizados por Telefónica Móviles Perú Holding S.A.A. y su Subsidiaria se describen a continuación:

(a) Bases de presentación y cambios contables -

Los estados financieros consolidados adjuntos han sido preparados a partir de los registros de contabilidad de Telefónica Móviles Perú Holding S.A.A. y de su Subsidiaria, los cuales se llevan en términos monetarios nominales de la fecha de las transacciones, de acuerdo con principios de contabilidad generalmente aceptados en el Perú, los cuales comprenden a las Normas Internacionales de Información Financiera (NIIF) seleccionadas y oficializadas por el Consejo Normativo de Contabilidad (CNC) a la fecha de los estados financieros.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad (IASB por sus siglas en ingles), estableció que el termino NIIF incluye a las normas internacionales aprobadas por el IASB, las normas internacionales de contabilidad (NIC), y las interpretaciones SIC emitidas por organismos previos.

Hasta el 31 de diciembre de 2005 , las NIC oficializadas por el CNC para su aplicación en el Perú correspondían en su mayoría a versiones anteriores a aquellas aplicables a nivel internacional . A partir del 1 de enero de 2006, con las excepciones mencionadas en el siguiente párrafo, todas las NIIF (y NICs) vigentes a nivel internacional aplicables a la Compañía y su Subsidiaria, se encuentran aprobadas para su aplicación en el Perú, según Resolución N°034-2005-EF/93.01. del CNC de marzo de 2005. La adopción en el año 2006 de las nuevas NIIF no tuvo un efecto significativo en los estados financieros consolidados de la Compañía y su Subsidiaria.

Con fecha 3 de febrero de 2006, el CNC mediante Resolución N°038-2005-EF/93.01. resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la NIC 21 " Efecto de la Variaciones de los Tipos de Cambio de Moneda Extranjeras" (Versión 2003) y restituir por el mismo periodo la aplicación en el país de la NIC 21 (Versión 1993) , así como las SICs 19 y 30 ; excepto por el Tratamiento Alternativo Permitido señalado en los párrafos 20,21 y 22 de la citada NIC. Asimismo, el CNC resolvió mantener la aplicación en el Perú del Método de participación patrimonial en la

elaboración de los Estados Financieros individuales, para la valuación de las inversiones en subsidiarias, entidades conjuntamente controladas y asociadas, en adición a los métodos establecidos en las NIC 27 y 28 (versión 2003)

En la preparación y presentación de los estados financieros consolidados al 31 de diciembre de 2006 y de 2005, la Gerencia de la Compañía y su Subsidiaria han observado el cumplimiento de las NIIF que le son aplicables.

(b) Consolidación de estados financieros -
Subsidiaria es toda entidad sobre la cual la Compañía tiene el poder de gobernar las políticas financieras y operativas. La Subsidiaria es aquella en la que la Compañía tiene el control. La Subsidiaria es totalmente consolidada desde la fecha en que se transfirió el control efectivo de la misma a la Compañía y deja de ser consolidada desde la fecha en que el control cesa. Los estados financieros consolidados al 31 de diciembre de 2006 y de 2005, incluyen todas las cuentas de la Compañía y su Subsidiaria, tal como se detalla en la nota 1. Todas las cuentas y transacciones significativas entre estas compañías, incluyendo las ganancias y pérdidas no realizadas han sido eliminadas en los estados financieros consolidados adjuntos.

El interés minoritario fue determinado en proporción a la participación de los accionistas minoritarios en el patrimonio neto de la Subsidiaria, y se presenta por separado en el balance general consolidado y en el estado consolidado de ganancias y pérdidas. Los estados financieros consolidados se preparan usando políticas contables uniformes para transacciones y hechos similares.

(c) Uso de estimados y supuestos-
La preparación de los estados financieros consolidados requiere que la Gerencia efectúe estimados que afectan las cifras reportadas de activos y pasivos, de ingresos y gastos, y la revelación de hechos importantes incluidos en las notas a los estados financieros consolidados. Los estimados y juicios realizados son continuamente revisados y se basan en la experiencia histórica y otros factores, incluyendo la evaluación de eventos futuros que se consideran razonables en las circunstancias. Los resultados finales podrían diferir de dichas estimaciones. Las estimaciones más significativas relacionadas con los estados financieros consolidados son la provisión para cuentas de cobranza dudosa, la depreciación de inmuebles, planta y equipo, la provisión para contingencias y desvalorización de activos, el impuesto a la renta y participación de los trabajadores, y la estimación de los ingresos devengados.

(d) Operaciones en moneda extranjera -
La Compañía y su Subsidiaria registran sus operaciones en moneda extranjera aplicando a dichos montos los tipos de cambio del día de la transacción. Las diferencias en cambio que se generan entre el tipo de cambio de liquidación de las transacciones o de cierre del balance general consolidado y el tipo de cambio con el que fueron inicialmente registradas las operaciones, son reconocidas en el estado consolidado de ganancias y pérdidas, en el período en que se generan.

(e) Instrumentos financieros -

Los activos y pasivos financieros presentados en el balance general consolidado corresponden, principalmente, a efectivo y equivalente de efectivo, cuentas por cobrar comerciales, cuentas por cobrar a empresas relacionadas, otras cuentas por cobrar y la totalidad de los pasivos , excepto por el impuesto a la renta y la participación de los trabajadores diferido. Las políticas contables sobre el reconocimiento y la valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta nota.

Los instrumentos financieros se clasifican en pasivos o patrimonio de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como pasivo, se registran como gastos o ingresos. Los pagos a los tenedores de los instrumentos financieros registrados como patrimonio se registran directamente en el patrimonio neto consolidado.

Los instrumentos financieros se compensan cuando la Compañía y su Subsidiaria tienen el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta o de realizar el activo y cancelar el pasivo simultáneamente.

Los instrumentos financieros derivados son inicialmente reconocidos en el balance general consolidado al costo y posteriormente son registrados a su valor estimado de mercado. Este valor se determina en base a los tipos de cambio y tasas de interés de mercado. Todos los instrumentos derivados son registrados como activos cuando el valor estimado de mercado es positivo y como pasivos cuando el valor estimado de mercado es negativo. Las ganancias o pérdidas por cambios en su valor estimado de mercado se registran en los resultados consolidados del ejercicio, salvo en el caso de aquellos derivados designados como de cobertura de flujos de efectivo, donde el cambio de valor se refleja inicialmente en patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

(f) Cuentas por cobrar comerciales -

Las cuentas por cobrar comerciales son expresadas a su valor nominal y se presentan en el balance general consolidado netas de la provisión para cuentas de cobranza dudosa. Las cuentas por cobrar comerciales incluyen los ingresos estimados por los servicios no facturados a la fecha del balance general consolidado, ver párrafo (l).

La Compañía y su Subsidiaria estiman su provisión de cobranza dudosa para los activos financieros individualmente no significativos de manera colectiva evaluando la existencia de evidencia objetiva del deterioro del valor de las cuentas por cobrar. La Compañía y su Subsidiaria han determinado, sobre la base de experiencia histórica, que las deudas vencidas con una antigüedad mayor a cuatro meses desde la fecha de facturación no son recuperables. Para el caso de las cuentas por cobrar a distribuidores, agencias y grandes superficies, la Subsidiaria ha determinado que las deudas vencidas con una antigüedad entre 150 y 360 días son recuperables en un 50 por ciento, mientras que las vencidas con una antigüedad mayor a 360 días no son

recuperables. En ambos casos, la provisión se registra con cargo a los resultados en el ejercicio en el cual la Gerencia determina la necesidad de constituirla.

Asimismo, para aquellas cuentas significativamente individualmente, la Compañía y su Subsidiaria realizan evaluaciones específicas para determinar si existe evidencia objetiva de la pérdida de valor de las cuentas por cobrar. La provisión se registra en el rubro gastos generales del estado de ganancias y pérdidas. En opinión de la Gerencia, este procedimiento permite estimar razonablemente la provisión para cuentas de cobranza dudosa, considerando las características de los clientes en el Perú y los criterios establecidos en la NIC 39.

(g) Existencias -

Las existencias corresponden principalmente a equipos terminales que están valuados al costo. Los equipos terminales son registrados en los resultados cuando son entregados en venta a los clientes finales y se presentan en el rubro materiales y suministros del estado consolidado de ganancias y pérdidas. Las existencias en tránsito se presentan al costo específico de adquisición.

Los equipos terminales entregados en alquiler son reclasificados al rubro inmuebles, planta y equipo y son depreciados en un año siguiendo el método de la línea recta, ver párrafo (h) siguiente.

La Gerencia de la Compañía y Subsidiaria determinan la necesidad de la provisión por desvalorización en función a un análisis efectuado sobre la rotación de los equipos terminales. Los equipos averiados y aquellos que no tienen movimiento en el último año son provisionados en su totalidad. La provisión se registra con cargo a los resultados del ejercicio, en el cual se determina la necesidad de esa provisión.

(h) Inmuebles, planta y equipo -

El rubro inmuebles, planta y equipo se presenta al costo, neto de la depreciación acumulada y la pérdida por desvalorización en el valor de estos activos, ver párrafo (o).

El costo inicial de los inmuebles, planta y equipo comprende su precio de compra, incluyendo aranceles e impuestos de compra no-reembolsables y cualquier costo directamente atribuible para ubicar y dejar al activo en condiciones de trabajo y uso.

La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios y otras construcciones	33
Planta telefónica	Entre 10 y 15
Equipos terminales	1
Equipos diversos	5 y 10
Vehículos	5
Muebles y enseres	10

La vida útil y el método de depreciación se revisan periódicamente para asegurar que el método y el período de la depreciación sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, planta y equipo. Los desembolsos incurridos después que un activo ha sido puesto en uso se capitalizan como costo adicional de este activo únicamente cuando es probable que tales desembolsos resultarán en beneficios económicos futuros superiores al rendimiento normal evaluado originalmente para dicho activo. Los desembolsos por mantenimiento y reparaciones se reconocen como gasto del ejercicio en que son incurridos.

Las obras en curso representan, principalmente, la planta e inmuebles en construcción y se registran al costo. Esto incluye el costo de construcción, planta y equipo y otros costos directos. Las construcciones en proceso no se deprecian hasta que los activos relevantes se terminen y estén operativos.

(i) Arrendamiento financiero -

Los arrendamientos financieros se reconocen, al inicio de los contratos, registrando los correspondientes activos y pasivos por un importe igual al valor razonable de los activos en arrendamiento o, si es menor, al valor presente de las cuotas de arrendamiento. Los costos directos iniciales se consideran como parte del activo.

Los pagos por arrendamiento se distribuyen entre las cargas financieras y la reducción del pasivo. La carga financiera se distribuye en los períodos de vigencia de los contratos de arrendamiento.

Los arrendamientos financieros generan gastos de depreciación por los activos arrendados, así como gastos financieros por el pasivo correspondiente. La política de depreciación aplicable a los activos arrendados es consistente con la política para los otros activos depreciables que poseen la Compañía y su Subsidiaria.

(j) Intangibles -

Los intangibles se registran inicialmente al costo. Un activo se reconoce como intangible si es probable que los beneficios económicos futuros atribuibles que genere fluirán a la Compañía y su Subsidiaria y su costo puede ser medido confiablemente. Después del reconocimiento inicial, los intangibles se miden al costo menos la amortización acumulada y cualquier pérdida acumulada por desvalorización, ver párrafo (o). Los intangibles se amortizan bajo el método de línea recta, sobre la base de las siguientes vidas útiles estimadas:

Descripción	**Años**
Concesiones de telefonía móvil, nota 3	20
Software	5

El período y el método de amortización se revisan al final de cada año.

(k) Provisiones -

Se reconoce una provisión sólo cuando la Compañía y su Subsidiaria tienen una obligación presente como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y puede hacerse una estimación fiable del importe de la obligación. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general consolidado. Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias no se reconocen en los estados financieros consolidados. Estas se revelan en notas a los estados financieros, excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(l) Reconocimiento de ingresos, costos y gastos -

Los ingresos por servicios de telefonía (interconexión, tráfico y otros) son reconocidos en el período en que se brinda el servicio, medidos principalmente por el tiempo de tráfico procesado y las tarifas fijadas con los clientes.

Los ingresos por venta de bienes (equipos terminales), son reconocidos cuando los equipos son activados y transferidos al cliente final. Los ingresos devengados que no son facturados a la fecha de los estados financieros consolidados son estimados sobre la base de la información histórica más reciente, proporcionada por área comercial de la Compañía y su Subsidiaria.

Los otros ingresos, costos y gastos se reconocen a medida que devengan, independientemente del momento en que se realizan, y se registran en los períodos con los cuales se relacionan.

(m) Efectivo -

El rubro caja y bancos presentado en el balance general consolidado, incluye los saldos en efectivo y mantenidos en bancos. Para propósitos de preparación del estado consolidado de flujos de efectivo se incluye el efectivo y los depósitos cuyo vencimiento original es menor a tres meses.

(n) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y la participación a los trabajadores se calculan sobre la base de los estados financieros individuales de la Compañía y su Subsidiaria. El registro contable del impuesto a la renta y la participación de los trabajadores se ha realizado considerando los principios de la NIC 12. La tasa del impuesto a la renta y de la participación de los trabajadores aplicable a la Compañía y su Subsidiaria es de 30 y 10 por ciento, respectivamente.

El impuesto a la renta y participación de los trabajadores diferidos reflejan los efectos de las diferencias temporales entre los saldos de activos y pasivos diferidos para fines contables y los determinados para fines tributarios. Los activos y pasivos diferidos se miden utilizando las tasas de impuesto que se esperan aplicar a la renta imponible en los años en que estas diferencias se recuperen o eliminen. La medición de los activos y pasivos diferidos refleja las consecuencias

tributarias derivadas de la forma en que la Compañía y su Subsidiaria esperan recuperar o liquidar el valor de sus activos y pasivos a la fecha del balance general consolidado.

El activo y pasivo diferido se reconocen sin tomar en cuenta el momento en que se estime que las diferencias temporales se anulan. Los activos diferidos son reconocidos cuando es probable que existan beneficios tributarios futuros suficientes para que el activo diferido se pueda aplicar. A la fecha del balance general consolidado, la Compañía y su Subsidiaria evalúan los activos diferidos no reconocidos y el saldo de los reconocidos.

Conforme lo establece la norma contable , el impuesto y la participación diferida se determina en base a la tasa del impuesto aplicable y el porcentaje de la participación; reconociendo cualquier impuesto adicional por la distribución de dividendos en la fecha que se reconoce el pasivo.

(o) Desvalorización de activos -

El valor neto en libros de inmuebles, planta y equipos e intangibles es revisado para determinar si no existe un deterioro cuando se presentan acontecimientos o cambios económicos que indiquen que dicho valor pueda no ser recuperable. Cuando el valor del activo en libros excede su valor recuperable, se reconoce una pérdida por desvalorización en el estado consolidado de ganancias y pérdidas.

El valor recuperable de un activo se define como el mayor importe entre el precio de venta neto y su valor en uso. El precio de venta neto es el monto que se puede obtener en la venta de un activo en un mercado libre, mientras que el valor en uso es el valor presente de los flujos futuros estimados del uso continuo de un activo y de su disposición al final de su vida útil. Al determinar el valor en uso, los flujos futuros de efectivo se descuentan a su valor presente utilizando una tasa de descuento antes de impuestos que refleja la evaluación de las condiciones actuales de mercado, del valor del dinero en el tiempo y los riesgos específicos del activo. Los importes recuperables se estiman para cada activo o, si no es posible, para la unidad generadora de efectivo.

(p) Pérdida por acción -

La pérdida por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general consolidado. Las acciones emitidas o anuladas por la reexpresión del capital social provenientes del ajuste por inflación de los estados financieros consolidados, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones, se consideran que estas acciones siempre estuvieron en circulación. La Compañía y su Subsidiaria no tienen instrumentos financieros que produzcan efectos dilutivos, por lo que la pérdida por acción básica y diluida es la misma.

(q) Estados financieros consolidados al 31 de diciembre de 2005 -

Se han realizado las siguientes reclasificaciones sobre los saldos al 31 de diciembre de 2005 con el fin de hacerlos comparativos con los estados financieros consolidados al 31 de diciembre de 2006:

	S/(000)
Reclasificación de Impuesto a la renta diferido pasivo al rubro Impuesto a la renta diferido activo, nota 17	35,185
Reclasificación de provisiones diversas incluidas en Gastos Generales al rubro de Otros, neto, nota 27	20,468
Reclasificación de Gastos Generales al rubro Materiales y suministros, nota 8	30,458

(r) Nuevo pronunciamiento contable -

NIIF 7 - Instrumentos Financieros – Revelaciones – El objetivo de esta norma es proveer las exposiciones en las notas a los estados financieros que permitan a los usuarios evaluar el impacto de los instrumentos financieros en la posición financiera y desempeño de la Compañía, para entender la naturaleza y extensión de los riesgos que enfrenta la Compañía por mantener instrumentos financieros y como la Gerencia de la Compañía maneja estos riesgos. Esta Norma tiene vigencia internacional para los períodos anuales que comienzan después del 1° de enero de 2007 y reemplaza las revelaciones requeridas por la NIC 32 sobre instrumentos financieros. Aún no ha sido aprobada su implementación en el Perú.

5. Efectivo y equivalentes de efectivo

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Caja y Fondo fijo	136	337
Cuentas corrientes (b)	35,098	20,716
Depósitos a plazo (c)	225,643	318,728
	260,877	339,781

(b) Las cuentas corrientes se mantienen en bancos locales y están denominados en nuevos soles y dólares estadounidenses.

(c) Los depósitos a plazo tienen vencimientos originales menores a 90 días. Al 31 de diciembre de 2006, comprenden depósitos mantenidos en el BBVA Continental por S/195,300,000 y US$9,500,000 (S/209,000,000 y US$32,000,000 al 31 de diciembre de 2005).

(d) No existen restricciones sobre los saldos de efectivo y equivalente de efectivo al 31 de diciembre de 2006 y de 2005.

6. Cuentas por cobrar comerciales, neto

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Abonados de telefonía móvil	193,004	191,502
Operadores (d)	34,792	49,550
Distribuidores, agencias y grandes superficies (e)	51,713	29,310
Estimado de ingresos, nota 4(l)	73,014	68,830
	352,523	339,192
Provisión para cuentas de cobranza dudosa (f)	(176,736)	(171,253)
	175,787	167,939

(b) Al 31 de diciembre de 2006 y de 2005, el anticuamiento del saldo de cuentas por cobrar comerciales es como sigue:

	2006 S/(000)	2005 S/(000)
Por vencer	119,961	140,384
Vencido		
- Hasta 1 mes	38,260	15,555
- De 1 a 3 meses	22,991	12,827
- De 3 a 6 meses	9,325	12,484
- De 6 a 12 meses	9,539	23,245
- Más de 12 meses	152,447	134,697
Total	352,523	339,192

(c) Las cuentas por cobrar comerciales están denominadas principalmente en dólares estadounidenses, tienen vencimientos corrientes y no generan intereses. Al inicio de cada mes la Subsidiaria anula el estimado de ingresos del mes anterior y registra la facturación real. Como consecuencia de dicho procedimiento no han existido diferencias significativas entre los importes de ingresos estimados y los realmente facturados al 31 de diciembre de 2006 y de 2005.

(d) Las cuentas por cobrar a operadores corresponden principalmente a América Móvil Perú S.A.C., Nextel del Perú S.A., y Telmex Perú S.A., por conceptos de interconexión y roaming internacional,

que representan al 31 de diciembre de 2006, el 44, 34 y 16 por ciento del saldo por cobrar, respectivamente (52, 22 y 16 por ciento, respectivamente, al 31 de diciembre de 2005).

(e) Corresponden a 484 canales de ventas (597 al 31 de diciembre de 2005). Ninguno de ellos representa mas del 10 por ciento de la cuenta por cobrar.

(f) El movimiento de la provisión para cuentas de cobranza dudosa por los años terminados al 31 de diciembre de 2006 y de 2005 es como sigue:

	2006 S/(000)	2005 S/(000)
Saldo inicial	171,253	153,628
Mas (menos) -		
Provisión del ejercicio, nota 24	16,484	12,555
Diferencia en cambio	(11,001)	6,658
Castigos	-	(1,588)
Saldo final	176,736	171,253

En opinión de la Gerencia, la provisión para cuentas de cobranza dudosa es suficiente para cubrir el riesgo de crédito de estas cuentas a la fecha del balance general consolidado.

7. Otras cuentas por cobrar

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Reclamos a terceros (b)	76,804	37,278
Crédito fiscal del Impuesto General a las Ventas	11,270	21,077
Pagos a cuenta del impuesto a la renta	-	19,037
Cesión de derecho de cobro, nota 16	50	9,243
Impuesto a la renta de no domiciliados	8,447	8,630
Entregas a rendir cuenta	2,838	3,471
Otras	6,167	3,126
	105,576	101,862
Menos – Porción no corriente	82,855	62,361
Porción corriente	22,721	39,501

(b) Al 31 de diciembre de 2006, corresponde principalmente a los pagos efectuados a la Administración Tributaria por aproximadamente S/71,014,000 (S/37,278,000 al 31 de diciembre de 2005) que, en opinión de la Gerencia de la Subsidiaria y de sus asesores legales, serán recuperados cuando se resuelvan los reclamos interpuestos por la Subsidiaria, en relación a las

acotaciones recibidas por la revisión del Impuesto a la Renta e Impuesto General a las Ventas de los años 2000 a 2003, ver nota 20.

8. Existencias, neto

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Equipos terminales	159,234	95,174
En tránsito	7,318	2,250
Otros	8,121	1,702
	174,673	99,126
Provisión para desvalorización de existencias (b)	(9,782)	(11,144)
	164,891	87,982

El costo de los inventarios vendidos en el ejercicio 2006 fue de aproximadamente S/483,571,000 (S/289,102,000 en el ejercicio 2005) y se presentan en el rubro "Materiales y suministros" en el estado consolidado de ganancias y pérdidas.

(b) El movimiento de la provisión para desvalorización de existencias por los años terminados al 31 de diciembre de 2006 y de 2005 es como sigue:

	2006 S/(000)	2005 S/(000)
Saldo inicial	11,144	10,830
Mas (menos) -		
Provisión del ejercicio	-	314
Recuperos	(1,362)	-
Saldo final	9,782	11,144

En opinión de la Gerencia, el saldo de la provisión para desvalorización de existencias, cubre adecuadamente el riesgo estimado de pérdida por obsolescencia al 31 de diciembre de 2006 y de 2005.

9. Inmuebles, planta y equipo, neto

(a) A continuación se detalla el movimiento y la composición del rubro:

	Terrenos S/(000)	Edificios y otras construcciones S/(000)	Planta telefónica S/(000)	Equipos diversos S/(000)	Vehículos S/(000)	Muebles y enseres S/(000)	Obras en curso S/(000)	Total 2006 S/(000)	Total 2005 S/(000)
Costo									
Saldo al 1° de enero	32,074	246,636	3,157,875	114,544	4,510	17,824	91,620	3,665,083	3,535,535
Adiciones	-	-	68,715	-	-	-	276,586	345,301	193,210
Transferencias	78	15,309	260,625	9,435	-	3,699	(289,146)	-	-
Transferencia a intangibles, nota 10	-	-	-	-	-	-	(23,408)	(23,408)	(13,589)
Bajas (e)	-	(1,497)	(55,909)	(168)	(503)	(100)	(356)	(58,533)	(49,319)
Reclasificaciones y ajustes (g)	-	-	-	-	-	-	-	-	(754)
Saldo al 31 de diciembre	32,152	260,448	3,431,306	123,811	4,007	21,423	55,296	3,928,443	3,665,083
Depreciación acumulada									
Saldo al 1° de enero	-	80,985	2,153,728	93,553	3,847	10,072	-	2,342,185	1,970,001
Adiciones	-	13,301	480,466	6,894	263	1,868	-	502,792	416,725
Bajas (e)	-	(743)	(44,565)	(128)	(468)	(76)	-	(45,980)	(43,491)
Reclasificaciones y ajustes gh)	-	-	-	-	-	-	-	-	(1,050)
Saldo al 31 de diciembre	-	93,543	2,589,629	100,319	3,642	11,864	-	2,788,997	2,342,185
Provisión para desvalorización (f)									
Saldo al 1° de enero	-	-	-	-	-	-	-	-	-
Adiciones	-	-	59,807	-	-	-	-	59,807	59,807
Saldo al 31 de diciembre	-	-	59,807	-	-	-	-	59,807	59,807
Valor neto en libros	32,152	166,905	781,870	23,492	365	9,559	55,296	1,069,639	1,263,091

(b) Los rubros terrenos, edificios y otras construcciones incluyen un inmueble adquirido a través de un contrato de arrendamiento financiero, pendiente de pago, por aproximadamente S/33,653,000 al 31 diciembre de 2006 (S/34,706,000 al 31 de diciembre de 2005), neto de depreciación acumulada y garantizado por el propio activo adquirido, ver nota 15(c).

(c) Al 31 de diciembre de 2006 y de 2005, los activos totalmente depreciados que se mantienen en uso corresponden, principalmente, a planta telefónica. El costo en libros a esas fechas de dichos activos asciende a aproximadamente S/1,666,454,000 y S/656,284,000, respectivamente.

(d) Al 31 de diciembre de 2006 y de 2005, la Subsidiaria no ha constituido hipotecas sobre sus inmuebles, planta y equipo, excepto por el activo adquirido a través del arrendamiento financiero, ver párrafo (b) anterior.

(e) En noviembre de 2006 la Subsidiaria vendió la red Back Bone Sur y Anillos Lima a su relacionada Telefónica del Perú S.A.A. Asimismo, en el año 2005, la Subsidiaria desmontó celdas provenientes de CMP que, por su ubicación, representaban una duplicidad de señal y servicio móvil. Al 31 de diciembre de 2006 y de 2005 el costo neto de dichos activos, ascendente a S/12,049,000 y S/4,554,000 respectivamente, se encuentra registrado en el rubro otros, neto del estado consolidado de ganancias y pérdidas.

(f) Conforme se indica en la nota 2, como parte del proceso de fusión con CMP, en el año 2005 se constituyó una provisión por desvalorización de activos ascendente a S/59,807,000,.(Nota 19d) correspondiente principalmente a los activos relacionados con la tecnología TDMA, la cual fue registrada con cargo a resultados acumulados, debido a que es parte de los ajustes a valor de mercado que estaban pendientes de realizar por la adquisición de dicha empresa y que, según las normas contables, pueden revisarse dentro del año siguiente a la adquisición. Asimismo, la Subsidiaria ha revisado la vida útil de los activos relacionados a dicha tecnología, de forma a depreciarlos de acuerdo con los ingresos que estos generen hasta diciembre de 2006, fecha en que se espera culminar el uso de estos activos. Al 31 de diciembre de 2006 los activos relacionados a la tecnología TDMA se encuentran totalmente depreciados. La depreciación decreciente del año ascendió a S/142,648,000 (a S/63,655,000 al 31 de diciembre de 2005), y fue registrada con cargo a resultados del ejercicio.

Al 31 de diciembre de 2006, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. Sobre la base de dicha información, la Gerencia ha estimado que los valores recuperables de sus activos, son mayores a sus valores en libros; por lo que no es necesario constituir ninguna provisión por desvalorización adicional para estos activos a la fecha del balance general consolidado.

(g) Corresponde, principalmente, a reclasificaciones hechas durante el ejercicio 2005, sobre los activos provenientes de CMP, a fin de ser presentados bajo los criterios del Grupo Telefónica.

(h) De acuerdo con las políticas establecidas por la Gerencia, la Subsidiaria mantiene seguros sobre sus principales activos. En este sentido, al 31 de diciembre de 2006, los inmuebles, planta y equipo de la Subsidiaria se encuentran asegurados dentro de las pólizas corporativas adquiridas por el Grupo Telefónica. En opinión de la Gerencia, las políticas de seguros son consistentes con la práctica internacional en la industria y el riesgo de eventuales pérdidas por siniestros considerados en la póliza de seguros es razonable considerando el tipo de activos que posee la Subsidiaria.

(i) El rubro planta telefónica incluye equipos terminales dados en alquiler por un valor neto en libros al 31 de diciembre de 2006 y de 2005 ascendente aproximadamente a S/30,051,000 y S/37,995,000, respectivamente.

(j) Al 31 de diciembre de 2006 y de 2005 las obras en curso están conformadas, principalmente, por proyectos para la ampliación de cobertura y mejora en la calidad de recepción de la señal, los cuales se espera sean culminados durante el año 2007.

10. Intangibles, neto

(a) A continuación se presenta la composición y el movimiento del rubro:

	2006			2005
	Concesiones (b) S/(000)	Software (c) S/(000)	Total S/(000)	Total S/(000)
Costo				
Saldo al 1°de enero	217,645	147,987	365,612	408,975
Adiciones	-	-	-	1,051
Transferencias provenientes de obras en curso, nota 9	-	23,408	23,408	13,589
Bajas (d)	-	-	-	(57,995)
Ajustes	-	-	-	(8)
Saldo al 31 de diciembre	217,645	175,375	389,020	365,612
Amortización acumulada				
Saldo a 1° enero	107,750	98,866	206,616	225,280
Adiciones	13,113	26,335	39,448	35,704
Transferencias a activo fijo	-	-	-	-
Bajas (d)	-	-	-	(54,318)
Ajustes	-	-	-	(50)
Saldo al 31 de diciembre	120,863	125,201	246,064	206,616
Valor neto en libros	96,782	46,174	142,956	158,996

(b) Corresponde principalmente a los montos pagados por CMP por la concesión que pertenecía a la Empresa Difusora Radio Tele S.A.C. y por la Banda B de Provincias cuyo costo neto al 31 de diciembre de 2006 y de 2005 asciende a aproximadamente S/96,782,000 y S/109,895,000, respectivamente. Tal como se explica en la nota 3, la Subsidiaria deberá devolver, dentro del plazo de hasta 24 meses contados desde el 1 de junio de 2005, la Banda B de 25 MHz correspondiente a la Banda de 800 MHz y recibirá a cambio la Banda de 25 MHz correspondiente a la Banda de 1900 MHz. En opinión de la Gerencia de la Compañía, el valor neto en libros de la banda a ser devuelta registrada al 31 de diciembre de 2006 y de 2005 se asemeja al valor de mercado de la banda a ser recibida, por lo que se han mantenido los valores contables del activo a ser devuelto.

(c) Corresponde principalmente a los aplicativos del sistema de facturación, cobros y control de tráfico STC-400.

(d) Durante el año 2005, la Subsidiaria dio de baja software, relacionados con licencias de programas, utilizados en las operaciones generales y negocios de CMP. Al 31 de diciembre de 2005 el costo neto del software dado de baja asciende a S/3,677,000, el cual se encuentra registrado en el rubro otros, neto del estado consolidado de ganancia y pérdidas.

(e) Al 31 de diciembre de 2006, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. Sobre la base de dicha información, la Gerencia ha estimado que los valores recuperables de activos intangibles, son mayores a sus valores en libros; por lo que no es necesario constituir ninguna provisión por desvalorización para estos activos a la fecha del balance general consolidado.

11. Deuda con entidades bancarias

(a) A continuación se presenta la composición del rubro :

	Moneda de origen	2006	2005
		S/(000)	S/(000)
Banco de Crédito del Perú (b)		48,500	48,500
Banco Latinomericano de Exportaciones	S/	63,940	-
		112,440	48,500
Derivados financieros	S/	3,614	-
		116,054	48,500

(b) Corresponde a un pagare en moneda nacional para capital de trabajo el cual no tiene garantías , devenga una tasa de interés de 6.80 por ciento anual y vence en agosto de 2007.

(c) Corresponde a un préstamo ascendente a US$20,000,000 con el Banco Latinoamericano de Exportaciones destinado a amortizar la deuda con el AMRO Bank (Nota 15b) , devenga una tasa de interés de libor a seis meses mas 0.5 por ciento anual y vence en febrero de 2007.

12. Cuentas por pagar comerciales

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Proveedores nacionales (b)	237,774	182,114
Operadores locales (c)	33,503	28,291
Proveedores del exterior (b)	22,404	11,940
Otros (d)	198,831	119,630
	492,512	341,975

(b) Las cuentas por pagar comerciales están denominadas en nuevos soles y dólares estadounidenses, tienen vencimientos corrientes, no generan intereses y corresponden, principalmente a cuentas por pagar por la adquisición de equipos celulares y equipos de transmisión.

(c) Comprende obligaciones por servicios de interconexión recibidos, principalmente de América Móvil Perú S.A.C., Nextel del Perú S.A. y Telmex S.A.

(d) Comprende, principalmente, facturas por recibir de proveedores nacionales y extranjeros.

13. Otras cuentas por pagar

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Ingresos diferidos (c)	70,261	35,536
Tributos (d)	49,549	15,679
Remuneraciones, vacaciones y participaciones	42,944	10,799
Depósitos en garantía	2,957	4,743
Intereses por pagar	7,372	2,846
Otros	18,104	13,498
	191,187	83,101
Provisiones (b)	75,472	107,841
Menos - Porción no corriente	75,472	95,121
Porción corriente	-	12,720

(b) Comprende principalmente provisiones diversas efectuadas por la Subsidiaria de acuerdo con la práctica descrita en la nota 4(k), sobre la base de sus mejores estimaciones del desembolso que sería requerido para liquidar obligaciones a la fecha del balance general consolidado, nota 20.

La Gerencia y sus asesores legales internos y externos consideran que las provisiones registradas son suficientes para cubrir los riesgos que afecten al negocio de la Compañía y su Subsidiaria al 31 de diciembre de 2006 y 2005.

(c) Corresponde principalmente a la venta de tarjetas prepago, las cuales son reconocidas como ingreso según el tráfico consumido.

(d) Corresponde principalmente a provisiones de pagos al Organismo Supervisor de la Inversión Privada en Telecomunicaciones - OSIPTEL, Fondo de Inversiones en telecomunicaciones - FITEL y Ministerio de Transportes y Comunicaciones (MTC), ver nota 24 (c).

14. Bonos

(a) Al 31 de diciembre de 2006 las siguientes emisiones de bonos se mantienen vigentes:

Emisión y/o serie	Fecha de vencimiento	Monto Autorizado (000)	Monto Utilizado (000)	Tasa de Interés Nominal Anual	Importe S/(000)
Primera A	Febrero de 2009	S/125,000	S/50,000	6.25%	51,196
Segunda A	Febrero de 2011	S/125,000	S/50,000	7.06%	51,284
Segunda B	Junio de 2011	S/125,000	S/25,000	7.56%	25,126
Segunda C	Julio de 2011	S/125,000	S/45,000	7.56%	46,473
Tercera A	Febrero de 2013	S/125,000	S/35,000	7.44%	35,888
Tercera B	Marzo de 2013	S/125,000	S/20,000	7.69%	20,436
Cuarta A	Mayo de 2007	US$50,000	US$30,000	5.25%	96,405
Quinta A	Agosto de 2007	US$50,000	US$30,000	5.31%	97,788
Octava A	Septiembre de 2010	S/125,000	S/47,000	6.44%	47,847
				Total	472,443
Menos -Porción corriente					200,724
Porción no corriente					271,719

(b) Al 31 de diciembre de 2006, los bonos emitidos según sus condiciones contractuales tienen los siguientes vencimientos:

Año de vencimiento	2006 S/(000)
2007	200,724
2008	-
2009	49,957
2010	46,948
2011 en adelante	174,814
	472,443

(c) En Junta General de Accionistas de la Subsidiaria del 25 de julio de 2005, se acordó la autorización para la emisión de obligaciones y bonos por parte de la Subsidiaria, durante el plazo de 5 años contados a partir de agosto de 2005. En ese plazo la Subsidiaria podrá emitir bonos hasta por un monto de

US$350,000,000; asimismo, dentro del mismo plazo podrá emitir instrumentos de corto plazo hasta por un monto de US$150,000,000. En adición, en sesión de Directorio de la Subsidiaria del 29 de setiembre de 2006, se acordó la realización de una oferta privada no masiva a través de pagarés denominadas "Pagarés de Telefónica Móviles" hasta por un importe equivalente a US$350,000,000. Durante el año 2006 la Subsidiaria ha emitido deuda por importe equivalente a US$145,000,000.

(d) De conformidad con el artículo 19 del Texto Unico Ordenado de la Ley de Impuesto a la Renta, aprobado por Decreto Supremo N° 054-99-EF y modificado por Ley 27804, los intereses están exonerados del Impuesto a la Renta hasta el 31 de diciembre de 2008. La exoneración no opera en el caso de que el adquiriente de los bonos sea una entidad bancaria o financiera.

(e) Los recursos captados mediante la emisión de bonos por oferta pública fueron destinados para la reestructuración de pasivos y capital de trabajo, entre otros. Por estos bonos no se han otorgado garantías específicas.

15. Deudas a largo plazo

(a) A continuación se presenta la composición del rubro:

Acreedor y tipo de deuda	Moneda	Garantía	Tasa de interés anual	Forma de pago	Vencimiento	31.12.06		31.12.05	
						US$(000)	S/(000)	US$(000)	Equivalente en moneda nacional
Préstamo sindicado (b)	US $	Telefónica, S.A.	Libor a un mes más 0.13 puntos porcentuales.	Al vencimiento	-	-	-	160,000	548,960
Crédito Leasing S.A., arrendamiento financiero (c)	S/.	Activos adquiridos bajo arrendamiento financiero	6.80 por ciento (9.78 por ciento hasta el 1 de febrero de 2006)	Mensual	Diciembre 2010	-	24,724	8,842	30,337
BBVA Banco Continental, pagaré para capital de trabajo	S/.	-	5.30 por ciento	Al vencimiento	Febrero 2007	-	65,000	-	65,000
Scotiabank Perú (antes Banco Wiese Sudameris), pagaré para capital de trabajo	S/.	-	5.05 por ciento	Al vencimiento	Julio 2006	-	-	-	20,000
Banco Europeo de Inversiones, pagaré para inversión	US $	Contrato de garantía del Banco Santander Central Hispano, S.A.	Libor 6 meses mas 0.069 puntos porcentuales	Semestral	Diciembre 2018	38,373	122,678	-	-
Total Deuda a largo plazo							212,402		664,297
Menos – Porción corriente							70,757		573,066
Porción no corriente (e)							141,645		91,231

(b) Al 31 de diciembre de 2005, correspondía al préstamo sindicado con el ABN AMRO Bank N.A, que fue suscrito inicialmente con Wachovia Bank N.A. a favor de CMP. Dicho préstamo fue amortizado íntegramente en febrero de 2006 con los fondos provenientes de la emisión de los bonos y con un préstamo de corto plazo ascendente a US$20,000,000 otorgado por el Banco Latinoamericano de Exportaciones, ver nota 11(c) y con fondos propios.

(c) Corresponde a una operación de arrendamiento financiero de un inmueble. El plazo del contrato de arrendamiento es de 120 meses contados a partir del 1 de enero de 2001; los pagos han sido efectuados a partir del 1 de junio de 2001, ver nota 9(b). Las obligaciones más significativas asumidas bajo los términos del arrendamiento, diferentes de los pagos de arrendamiento, son el mantenimiento del inmueble, seguros y servicios públicos. A partir del 1° de marzo de 2006 se elaboró un nuevo cronograma mediante el cual se estableció el monto de la deuda en moneda nacional, así como una nueva tasa de interés anual. En opinión de la Gerencia al 31 de diciembre de 2006 y de 2005 estas obligaciones vienen siendo cumplidas por la Subsidiaria.

Los pagos mínimos futuros para el arrendamiento descrito anteriormente son los siguientes:

	2006 S/(000)	2005 S/(000)
2006	-	7,030
2007	7,120	7,526
2007 a 2010	21,710	25,384
Total pagos mínimos por arrendamiento	28,830	39,940
Menos		
Carga financiera por aplicar a resultados durante el plazo de arrendamiento	(3,756)	(9,242)
Opción de compra	(350)	(361)
Valor presente de los pagos mínimos de arrendamiento	24,724	30,337
Obligaciones por arrendamiento financiero		
Corriente	5,623	4,107
No corriente	19,101	26,230
Total	24,724	30,337

(d) Al 31 de diciembre de 2006 y de 2005 la porción no corriente de la deuda a largo plazo tiene los siguientes vencimientos:

	2006 S/(000)	2005 S/(000)
2007	-	70,068
2008	6,010	5,613
2009	6,425	6,217
2010	20,163	-
2011 en adelante	109,047	9,333
	141,645	91,231

16. Transacciones con empresas relacionadas

(a) Durante los años 2006 y 2005 la Subsidiaria ha efectuado principalmente las siguientes transacciones con empresas relacionadas:

	2006 S/(000)	2005 S/(000)
Ingresos		
Ingreso por interconexión (b)	335,769	387,085
Transferencia de negocio de arrendamiento de circuitos, nota 27 (b)	9,171	13,312
Venta de activos, equipos de transmisión Red Sur y Anillos Lima, nota 27 (b)	13,977	-
Gastos		
Gastos por interconexión (b)	57,416	56,747
Arrendamiento de circuitos y espacios técnicos (c)	41,775	41,025
Servicios generales y administrativos (d)	26,265	25,359
Capacidad técnica y de gestión (e)	6,959	13,791
Servicios de marketing direccional (f)	14,221	13,119
Servicios corporativos	6,602	8,204
Uso de capacidad de torres de conmutación y equipos electrógenos	7,589	8,508
Otras transacciones		
Cesión de derechos de cobro (g)	-	9,243

(b) Corresponde a los ingresos y gastos por interconexión con Telefónica del Perú S.A.A.

(c) Durante los años 2006, y 2005, la Subsidiaria ha recibido servicios de arrendamiento de circuitos que permiten la transmisión de voz y datos de su relacionada Telefónica del Perú S.A.A., los cuales se encuentran registrados en el rubro gastos generales del estado consolidado de ganancias y pérdidas.

(d) Durante los años 2006 y 2005, la Subsidiaria ha recibido servicios económicos, de recursos humanos, inmobiliarios y de seguridad, servicios de logística, de organización y de sistemas de información y servicios generales de su relacionada Telefónica Gestión de Servicios Compartidos Perú S.A.C., los cuales se encuentran registrados en el rubro gastos generales del estado consolidado de ganancias y pérdidas.

(e) Corresponde a los honorarios por servicios de capacidad técnica y de gestión brindada por Telefónica, S.A. de España, (Telefónica Móviles, S.A. de España en el año 2005 y hasta junio de 2006, inclusive), ver nota 28.

(f) Corresponde a los servicios de atención al cliente por operador, servicios de grabaciones telefónicas y servicios de diseño, licencias y mantenimiento de filtros, brindados por su relacionada Teleatento del Perú S.A.C. La Subsidiaria paga una retribución mensual variable, en función al número de llamadas, minutos y operadores. El gasto por este concepto se registra en el rubro gastos generales del estado consolidado de ganancias y pérdidas.

(g) El saldo al 31 de diciembre de 2005 corresponde a los derechos de cobro por las facturaciones resultantes de las liquidaciones de interconexión por el tráfico cursado entre Telefónica del Perú S.A.A. y Americatel Perú S.A., que han sido cedidos en favor de la Subsidiaria, quien se encarga de la cobranza y reconoce un pasivo equivalente con Telefónica del Perú S.A.A. registrado en el rubro cuentas por pagar a empresas relacionadas. Al 31 de diciembre de 2006, no se registran estas operaciones.

(h) Los precios para las transacciones con compañías relacionadas se determinan de acuerdo con el principio de libre concurrencia, y en su caso, dentro de los parámetros descritos en la nota 4(c).

(i) Como consecuencia de estas y otras transacciones menores, al 31 de diciembre de 2006 y de 2005, la Subsidiaria mantenía los siguientes saldos, con empresas relacionadas:

	2006 S/(000)	2005 S/(000)
Cuentas por cobrar:		
Telefónica del Perú S.A.A. (k)	20,285	-
Otros	939	35
	21,224	35
Cuentas por pagar:		
Telefónica, S.A. (España), nota 28	39,108	40,505
Telefónica Servicios Comerciales S.A.C.	5,567	5,354
Telefónica Investigación y Desarrollo S.A.	13,426	5,235
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	3,938	4,391
Telefónica del Perú S.A.A.	-	11,062
Teleatento del Perú S.A.C.	2,487	1,033
Otros	4,373	4,678
	68,899	72,258

(j) Al 31 de diciembre de 2006 y de 2005, para propósitos de estos estados financieros, las cuentas por cobrar y por pagar a las empresas relacionadas se presentan netas.

(k) El 1 de mayo de 2005 se hizo efectiva la fusión de Telefónica del Perú S.A.A. con Telefónica Empresas Perú S.A.A., la misma que se disolvió sin liquidarse. Como resultado de la fusión, todas las deudas fueron asumidas por Telefónica del Perú S.A.A.

(l) Al 31 de diciembre de 2006, los préstamos a empresas relacionadas corresponden principalmente a un préstamo otorgado en moneda extranjera a Telefónica Europe B.V. por US$110,000,000 (equivalente a S/351,546,000) en diciembre de 2006, el cual tiene vencimiento corriente, devenga intereses a una tasa libor de doce meses y no cuenta con garantías específicas. Asimismo, al 31 de

diciembre de 2006 y de 2005, incluye préstamos otorgados en moneda nacional a Telfisa Perú S.A.C., que devengan intereses a tasas de mercado y son de vencimiento corriente, ascendentes a aproximadamente S/16,249,000 y S/5,867,000, respectivamente.

(m) Remuneraciones al Directorio y miembros de la Gerencia Clave -

Los gastos por participaciones, remuneraciones, y otros conceptos otorgados a los miembros de la Gerencia Clave de la Subsidiaria ascendieron a aproximadamente S/9,598,000 y S/8,471,000 por los años 2006 y 2005, respectivamente, y se encuentran incluidos en el rubro "gastos generales" del estado consolidado de ganancias y pérdidas.

Notas a los estados financieros consolidados (continuación)

17. **Situación tributaria**

(a) A continuación se presenta el detalle del activo y pasivo por impuesto a la renta y participación de los trabajadores:

	Al 1° de enero de 2005 S/(000)	Abono (cargo) al patrimonio, nota 19(d) S/(000)	Abono (cargo) al estado de ganancias y pérdidas S/(000)	Al 31 de diciembre de 2005 S/(000)	Reclasificaciones S/(000)	Abono (cargo) al estado de ganancias y pérdidas S/(000)	Al 31 de diciembre de 2006 S/(000)
Activo diferido							
Costo de venta de la Planta Nortel	-	-	-	-	18,551	31,529	50,080
Equipos buscapersonas y celulares	5,546	(72,140)	41,807	(24,787)	-	64,175	39,388
Ingresos diferidos por tarjetas prepago	-	-	-	-	-	22,931	22,931
Provisión para desvalorización de activo fijo	-	22,129	-	22,129	-	-	22,129
Provisión para cuentas de cobranza dudosa	863	2,779	3,695	7,337	-	6,410	13,747
Diferencias en tasas de depreciación de planta telefónica	(16,370)	-	6,359	(10,011)	-	16,870	6,859
Otras provisiones	2,076	8,494	(5,845)	5,625	-	(560)	5,065
Provisión de vacaciones	1,110	-	(550)	560	-	3,063	3,623
Provisión para desvalorización de existencias	328	206	597	1,131	-	2,488	3,619
Pérdida tributaria arrastrable (e)	-	147,046	(45,301)	101,745	(14,692)	(87,053)	-
Total activo diferido	(5,549)	108,516	762	103,729	3,859	59,853	167,441
Pasivo diferido							
Arrendamiento financiero	(1,084)	-	(532)	(1,616)	-	(1,613)	(3,229)
Intangibles, neto	(12,640)	-	(784)	(13,424)	-	(5,007)	(18,431)
Total pasivo diferido	(13,724)	-	(1,316)	(15,040)	-	(6,620)	(21,660)
Total activo diferido, neto	(19,273)	108,516	(554)	88,689	3,859	53,233	145,781

(b) El gasto por impuesto a la renta y participación de los trabajadores mostrado en el estado consolidado de ganancias y pérdidas se compone de la siguiente manera:

	2006 S/(000)	2005 S/(000)
Impuesto a la renta		
Corriente	69,981	12,867
Diferido	(38,846)	405
	31,135	13,272
Participación de trabajadores		
Corriente	25,916	4,679
Diferido	(14,389)	149
	11,527	4,828

(c) A continuación se presenta, para los años 2006 y 2005, la conciliación de la tasa efectiva del impuesto a la renta y la participación de los trabajadores:

	2006 S/(000)	%	2005 S/(000)	%
Pérdida contable antes del impuesto a la renta	(11,671)	100.00	(25,261)	100.00
Tasa legal combinada	(3,501)	(30.00)	(7,578)	(30.00)
(Ingresos) exonerados y gastos no deducibles				
Gastos no deducibles (ingresos no gravables), neto	(5,141)	(44.04)	12,287	48.64
Ajustes por modificación de declaraciones sobre la base de nueva información	13,552	116.12	5,482	21.70
Modificación de la pérdida tributaria por revisión de la Sunat (e)	26,136	223.94	-	-
Transferencia por fusión y liquidación de TEM	-	-	2,676	10.59
Otros	89	0.76	405	1.60
Impuesto a la renta	31,135	266.78	13,272	52.53

(d) La Subsidiaria mantiene un convenio de estabilidad jurídica suscrito con el Estado Peruano, según se explica en la nota 30, mediante el cual la materia imponible para la Subsidiaria está gravada con la tasa del 30 por ciento. Asimismo, las pérdidas tributarias determinadas en dólares estadounidenses podrán aplicarse a partir del primer ejercicio fiscal en que se obtenga la utilidad tributaria y por un plazo no mayor de cuatro años, contados a partir de dicho ejercicio fiscal. En tal sentido, al 31 de diciembre de 2006 ha generado utilidad tributaria que le ha permitido aplicar íntegramente dicha pérdida tributaria, tal como se explica en el párrafo siguiente.

(e) Al 31 de diciembre de 2005, la Subsidiaria mantenía una pérdida tributaria ascendente a aproximadamente US$77 millones (equivalente a aproximadamente S/267 millones), la cual ha sido determinada bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria descrita en la nota 30. Durante el 2006, la declaración jurada del impuesto a la renta y del impuesto general a las ventas de la Subsidiaria por el ejercicio 2002 fue revisada por la Administración Tributaria. Producto de dicha revisión, la pérdida tributaria se vio reducida en aproximadamente S/87,118,000, lo cual fue aceptado por la Subsidiaria. Al 31 de diciembre de 2006 el saldo restante de esta pérdida fue aplicado contra la utilidad gravable del año.

(f) Para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente

La Gerencia y sus asesores legales opinan que, al amparo del convenio de estabilidad jurídica suscrito con el Estado Peruano (nota 30), la Subsidiaria no tiene las obligaciones indicadas en este párrafo.

(g) Las autoridades tributarias tienen la facultad de revisar y, de ser aplicable, corregir el impuesto a la renta calculado por la Subsidiaria en los cuatro años posteriores al año de la presentación de la declaración de impuestos. Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de la Subsidiaria por los años 2003 a 2006 están sujetas a fiscalización por parte de la administración tributaria. En el 2006, las declaraciones juradas del impuesto a la renta e impuesto general a las ventas del ejercicio gravable 2002 fue revisada por la Administración Tributaria, quien emitió Resoluciones de Determinación y Multa en diciembre de 2006, ver nota 20.

Para el caso de TEM, las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas por los años 2004 al 2006 están sujetas a fiscalización. En el 2005, las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas del ejercicio gravable 2001 fueron revisadas por la Administración Tributaria quien emitió Resoluciones de Determinación y Multa en diciembre de 2005, ver nota 20. Asimismo en el 2006, las declaraciones juradas del impuesto a la renta e impuesto general a las ventas de los ejercicios gravables 2002 y 2003 fueron revisadas por la Administración Tributaria, quien emitió Resoluciones de Determinación y Multa en diciembre de 2006, ver nota 20.

Debido a las posibles interpretaciones que las autoridades tributarias puedan dar a las normas legales vigentes, no es posible determinar a la fecha si de las revisiones que se realicen resultarán o no pasivos para la Subsidiaria, por lo que cualquier mayor impuesto o recargo que pudiera resultar de eventuales revisiones fiscales sería aplicado a los resultados del ejercicio en que éste se determine. Sin embargo, en opinión de la Gerencia de la Subsidiaria y de sus asesores legales, cualquier eventual liquidación adicional de impuestos no sería significativa para los estados financieros al 31 de diciembre de 2006 y de 2005.

(h) De acuerdo con el Decreto Supremo 013-93-TCC, que aprueba el Texto Unico Ordenado de la Ley de Telecomunicaciones, y su Reglamento, aprobado por el Decreto Supremo No. 027-2004-MTC, los concesionarios del servicio telefónico deben abonar los siguientes derechos y tasas:

Concepto	**Base de cálculo**	**Beneficiario**	**%**
Aportes por servicios de supervisión	Ingresos facturados y percibidos anualmente por concepto de los diferentes servicios de telecomunicaciones	OSIPTEL	0.5
Tasa de explotación comercial del servicio	Servicios sujetos a concesión y/o autorización	MTC	0.5
Derecho especial destinado al Fondo de Inversión en Telecomunicaciones (FITEL)	Servicios portadores y finales de telefonía	OSIPTEL	1.0

El importe total registrado como gasto por estos conceptos asciende a aproximadamente S/28,325,000 y S/22,173,000 al 31 de diciembre de 2006 y de 2005, respectivamente, y se presentan en el rubro gastos generales del estado consolidado de ganancias y pérdidas, ver nota 24.

Asimismo, los citados dispositivos han creado un canon anual por uso de espectro radioeléctrico, el mismo que se determina aplicando distintos porcentajes a la UIT (Unidad Impositiva Tributaria) vigente al inicio del año, según el tipo de servicio brindado por el concesionario. El importe registrado como gasto por este concepto asciende a aproximadamente S/32,069,000 y S/34,913,000 al 31 de diciembre de 2006 y de 2005, respectivamente, y se presentan en el rubro gastos generales del estado consolidado de ganancias y pérdidas, ver nota 24.

18. Interés minoritario

El interés minoritario, que se presenta en el balance general consolidado, corresponde a la participación de los accionistas minoritarios (3.91 por ciento) en el patrimonio neto de la Subsidiaria al 31 de diciembre de 2006 y de 2005, el cual ascendía a aproximadamente S/862,610,000 y S/906,264,000, respectivamente. Asimismo el interés minoritario que se presenta en el estado consolidado de ganancias y pérdidas, corresponde a la participación de los accionistas minoritarios en las pérdidas de la Subsidiaria que ascendían a aproximadamente S/42,529,000 por el año 2006 (S/38,217,000 por el año 2005). La participación del interés minoritario en las referidas pérdidas ascendió a aproximadamente S/1,747,000 en el ejercicio 2006 (S/2,012,000 en el ejercicio 2005).

A continuación se muestra el movimiento de cuenta por los ejercicios 2006 y 2005 :

	S/(000)
Saldo al 31 de diciembre de 2004	35,075
Participación en los ajustes del patrimonio de la Subsidiaria	2,426
Participación en la pérdida de la Subsidiaria	(2,012)
Saldo al 31 de diciembre de 2005	35,489
Participación en la pérdida de la Subsidiaria	(1,747)
Participación en los ajustes del patrimonio de la Subsidiaria	(44)
Saldo al 31 de diciembre de 2006	33,698

19. Patrimonio neto

(a) Capital social -

Al 31 de diciembre de 2006 y de 2005, el capital social está representado por 356,770,987 acciones comunes íntegramente suscritas y pagadas, cuyo valor nominal es de S/1.00 por acción. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004.

Mediante Resolución Gerencial de la CONASEV 003-2001.EF/94.45, las acciones comunes representativas del capital social de la Compañía fueron autorizadas para listarse en el Registro de Valores de la Bolsa de Valores de Lima y se negocian en la referida Bolsa y durante los periodos 2006 y 2005 hubo transacciones de estas acciones en la bolsa.

(b) Capital adicional -

Constituido en enero de 2001 por la transferencia de acciones de TEM por parte de Telefónica del Perú S.A.A.

(c) Reserva legal -

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a la reserva

legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

(d) Resultados acumulados -
Producto de la fusión, la Compañía ha reconocido en 2005 con abono a resultados acumulados el efecto de los ajustes registrados en el patrimonio de la Subsidiaria, tal como se detalla a continuación:

	S/(000)
Activo diferido neto por impuesto a la renta y participación de trabajadores, nota 17 (a)	104,263
Provisión para desvalorización de activos, nota 9 (f)	(57,463)
Otros menores	(471)
	46,329

(e) Otras reservas -
Corresponde principalmente a las pérdidas por cambios en el valor estimado de mercado de los instrumentos financieros derivados de cobertura de flujos de efectivo, donde el cambio de valor se refleja inicialmente en el patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

20. Contingencias

En el curso normal de sus operaciones, la Subsidiaria ha sido objeto de diversas reclamaciones de índole tributario, legal (laborales y administrativos) y regulatorio, las cuales se registran y revelan de acuerdo con principios de contabilidad generalmente aceptados en el Perú, ver nota 4(k).

Como resultado de las fiscalizaciones de los ejercicios 2000 a 2003 a TEM y del ejercicio 2002 a CMP, la Subsidiaria ha sido notificada por la Superintendencia Nacional de Administración Tributaria – SUNAT con diversas resoluciones por supuestas omisiones al Impuesto a la Renta, Impuesto General a las Ventas y retenciones del Impuesto a la Renta de no domiciliados. En unos casos, la Subsidiaria ha interpuesto recursos de reclamación por no encontrar las correspondientes resoluciones conformes a las normas legales vigentes en el Perú y en otros ha procedido al pago de las acotaciones recibidas. A la fecha, se encuentran pendientes de resolución diversos recursos presentados sobre reclamaciones de los citados ejercicios. Al 31 de diciembre de 2006, según lo expuesto en la nota 4(k), la Subsidiaria ha registrado las provisiones necesarias, ver nota 13(b), quedando como contingentes un importe de S/569,393,000. La Gerencia y sus asesores legales estiman que debido a que existen sólidos argumentos jurídicos para obtener un resultado favorable, el resultado de los procesos no tendrá un impacto significativo en los estados financieros de la Subsidiaria.

De la misma forma, la Subsidiaria tiene diversas demandas legales (laborales y procesos administrativos) y regulatorias que son llevadas por sus asesores legales externos e internos. Al 31 de diciembre de 2006, según lo expuesto en la nota 4(k), la Subsidiaria ha registrado las provisiones necesarias, quedando como

contingencias posibles un importe de S/1,748,000. La Gerencia y sus asesores legales estiman que debido a que existen sólidos argumentos jurídicos para obtener un resultado favorable, el resultado de las demandas no tendrá un impacto significativo en los estados financieros de la Subsidiaria.

21. Ingreso por tráfico

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Cargo fijo	374,621	320,413
Tráfico saliente pre-pago	470,307	229,821
Tráfico saliente post-pago	104,070	101,374
	948,998	651,608

22. Otros ingresos operativos

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Venta de equipos	219,702	170,702
Ingresos por interconexión	144,937	130,387
Servicio de transmisión de datos	84,826	58,421
Telefonía fija	26,037	24,872
Telefonía pública	24,922	28,324
Roaming internacional	14,435	10,142
Alquiler de equipos	15,465	10,170
Otros	23,965	30,841
	552,289	463,859

23. Gastos por interconexión

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Telefónica del Perú S.A.A.	57,417	56,747
América Móvil Perú S.A.C.	104,530	79,474
Nextel del Perú S.A.	18,097	16,894
Otros menores	5,065	5,368
	185,109	158,483

24. Gastos generales

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Servicios prestados por terceros (b)	288,070	257,342
Servicios prestados por empresas relacionadas	101,715	96,215
Tributos y cánones (c)	67,817	62,103
Provisión	16,484	12,114
Cargas diversas de gestión	5,547	8,362
	479,633	436,136

(b) Corresponden principalmente a gastos incurridos por la Subsidiaria por comisiones de venta y publicidad.

(c) Corresponde principalmente a cánones, derechos y tasas pagadas al OSIPTEL y al MTC por aproximadamente S/60,394,000 y S/57,086,000 al 31 de diciembre de 2006 y 2005, ver nota 17(h)

25 Gastos de personal

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Remuneraciones	93,242	91,595
Seguridad y previsión social	9,790	9,958
Compensación por tiempo de servicios	6,832	7,221
Otros gastos de personal	3,306	2,499
	113,170	111,273

26. Financieros, neto

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Ingresos financieros		
Ganancia por diferencia en cambio	133,257	60,689
Ingreso por intereses y otros	17,777	5,644
	151,034	66,333
Gastos financieros		
Perdida por diferencia en cambio	(112,724)	(80,441)
Intereses de bonos	(22,114)	-
Intereses por préstamos	(13,847)	(26,419)
Intereses por arrendamiento financiero	(2,444)	(3,180)
Otros	(2,274)	(1,939)
	(153,403)	(111,979)
Financieros, neto	(2,369)	(45,646)

27. Otros, neto

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Provisiones varias	(37,996)	(20,468)
Ingreso neto por venta de activos (b)	1,928	-
Baja de activo fijo e intangibles, neto	(33)	(9,505)
Ingreso por cesión de posición contractual (c)	9,771	12,224
Otros	2,181	1,624
	(24,149)	(16,125)

(b) Corresponde al ingreso por la venta de la red de transmisión de señal Backbone Sur y la planta externa de Anillos Lima a Telefónica del Perú S.A.A., realizada en noviembre de 2006, por un importe ascendente a S/13,977,000. El costo neto de los activos relacionados a dicha venta ascendió a aproximadamente S/12,049,000, ver nota 9(e).

(c) En julio de 2005, la Subsidiaria transfirió a Telefónica del Perú S.A.A. el negocio de arrendamientos de circuitos de la Red Norte (Backbone), proveniente de CMP, por un importe de aproximadamente S/12,224,000. Asimismo, en julio de 2005, la Subsidiaria y Telefónica del Perú S.A.A. firmaron otro contrato mediante el cual la Subsidiaria entrega en alquiler los activos que conforman la Red Norte. Al 31 de diciembre de 2006, la Subsidiaria registró por este concepto, un ingreso ascendente a S/1,872,000 (S/1,088,000 al 31 de diciembre de 2005). Por otro lado, en marzo de 2006, la Subsidiaria firmó con Telefónica del Perú S.A.A. un contrato de alquiler de los activos relacionados con la Red Sur, con vencimiento en octubre de 2006. Al 31 de diciembre de 2006, la Subsidiaria registró por este concepto ingresos por S/. 248,000. Adicionalmente, en noviembre de 2006, la Subsidiaria transfirió a Telefónica del Perú S.A.A. el negocio de arrendamientos de circuitos de la Red Sur por un importe de aproximadamente S/7,651,000.

28. Transacciones con Telefónica, S.A. (España)

El 2 de enero de 2001, Telefónica Móviles S.A.C. suscribió un contrato de transferencia de capacidad técnica y de gestión con Telefónica Móviles, S.A. (empresa constituida en España fusionada en 2006 con Telefónica, S.A. de España), por un plazo de cinco años, prorrogables automáticamente por periodos adicionales de cinco años hasta un máximo de veinte años, coincidente con el periodo de duración inicial del contrato de concesión firmado; en retribución Telefónica, S.A. de España recibe un honorario trimestral.

Al 31 de diciembre de 2006 dicho contrato originó un honorario por S/6,959,000 (S/13,791,000 al 31 de diciembre de 2005).

De acuerdo con el contrato, la cifra del honorario pagado durante el año está sujeta a una auditoria a realizarse durante el primer trimestre del ejercicio siguiente. En opinión de la Gerencia de la Subsidiaria, el importe registrado en el año 2006 no sufrirá modificaciones de importancia como resultado de dicha auditoria.

29. Pérdida por acción

A continuación se muestra el cálculo del promedio ponderado de acciones y de la pérdida por acción básica y diluida:

	Acciones en circulación	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2005			
Saldo al 1° de enero de 2004	356,770,987	365	356,770,987
Saldo al 31 de diciembre de 2005	356,770,987		356,770,987
Ejercicio 2006			
Saldo al 1° de enero de 2005	356,770,987	365	356,770,987
Saldo al 31 de diciembre de 2006	356,770,987		356,770,987

El cálculo de la pérdida por acción básica y diluida, al 31 de diciembre de 2006 y de 2005, se presenta a continuación:

	Al 31 de diciembre de 2006			Al 31 de diciembre de 2005		
	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/
Pérdida por acción básica y diluida de las acciones	(41,059)	356,770,987	(0.1151)	(36,521)	356,770,987	(0.1024)

30. Convenio de estabilidad jurídica

La Subsidiaria, al amparo de lo establecido en los Decretos Legislativos N° 662 y N° 757, tiene suscrito con el Estado Peruano un convenio de estabilidad jurídica relacionado con las inversiones para ampliar la capacidad de servicios telefónicos móviles fuera de Lima y la provincia Constitucional del Callao - Banda B de Provincias, el cual fue firmado en junio de 1998 por un plazo igual al de la concesión correspondiente (20 años). Este convenio, que ha sido modificado parcialmente el 14 de marzo y 25 de agosto del 2000, estableció las inversiones que BellSouth Perú BVI Limited y Corporación Vicmar S.A. (accionistas mayoritarios de Comunicaciones Móviles del Perú S.A. a esas fechas) han efectuado en Comunicaciones Móviles del Perú S.A. entre el 25 de agosto de 1998 y 23 de agosto del 2000 mediante aportes de capital por un importe de US$115,000,000.

El mencionado convenio otorga principalmente, a la Subsidiaria, durante el período indicado, estabilidad en el régimen tributario referido al impuesto a la renta, y estabilidad en los regímenes de contratación de los trabajadores.

31. Instrumentos financieros

(a) Manejo del riesgo cambiario -

Las operaciones en moneda extranjera se efectúan a los tipos de cambio del mercado libre. Al 31 de diciembre de 2006 y de 2005, el tipo de cambio promedio ponderado del mercado libre publicado por la Superintendencia de Banca y Seguros para las transacciones en dólares estadounidenses era de S/3.194 para la compra y S/3.197 para la venta (S/3.429 y S/3.431 al 31 de diciembre de 2005, respectivamente) por US$1.00.

Al 31 de diciembre de 2006 y de 2005, la Subsidiaria mantenía los siguientes activos y pasivos en moneda extranjera (expresados en dólares estadounidenses):

	Moneda de origen	2006 US$(000)	2005 US$(000)
Activos			
Caja y bancos	Dólar estadounidense	15,263	34,206
Cuentas por cobrar comerciales, netas	Dólar estadounidense	32,124	27,225
Cuentas por cobrar a empresas relacionadas	Dólar estadounidense	3,357	158
Préstamos a empresas relacionadas	Dólar estadounidense	110,000	-
Otras cuentas por cobrar	Dólar estadounidense	-	1,474
		160,744	63,063
Pasivos			
Cuentas por pagar comerciales	Dólar estadounidense	79,305	51,622
Cuentas por pagar a empresas relacionadas	Dólar estadounidense	179	13,710
Otras cuentas por pagar	Dólar estadounidense	-	1,330
Deuda con entidades bancarias	Dólar estadounidense	20,000	-
Deudas a largo plazo, incluye porción corriente	Dólar estadounidense	39,115	168,842
Bonos, incluye porción corriente	Dólar estadounidense	60,000	-
Total		198,599	235,504
Posición de compra de derivados (valor de referencia)		119,161	-
Posición activa (pasiva), neta		81,306	(172,441)

Durante el ejercicio 2006, la Subsidiaria ha registrado una ganancia neta por diferencia en cambio ascendente a aproximadamente S/20,533,000 (perdida neta de aproximadamente S/19,752,000 durante el ejercicio 2005).

La Subsidiaria participa en contratos forward de tipo de cambio y swaps de moneda extranjera para mitigar su exposición al riesgo de cambio. Al 31 de diciembre de 2006, la Subsidiaria tiene como posición de contratos "forward" de compra de dólares estadounidenses y swaps de moneda extranjera para fines de cobertura por un importe nominal total ascendente a aproximadamente US$30,787,000 y US$88,373,000,respectivamente.

Al 31 de diciembre de 2006, el valor estimado de mercado para estas operaciones de derivados corresponde a ingresos no realizados por aproximadamente S/3,614,000.

(b) Riesgo de liquidez -

El riesgo de liquidez originado por la incapacidad de obtener los fondos necesarios para cumplir con los compromisos de la Subsidiaria asociados con los instrumentos financieros incluye la incapacidad de vender rápidamente un activo financiero a un precio muy cercano a su valor razonable. La Subsidiaria cuenta con capacidad crediticia suficiente que le permite tener acceso a líneas de crédito en entidades financieras de primer orden, en condiciones de mercado.

(c) Riesgo de crédito -

Los activos que se encuentran potencialmente expuestos a concentraciones significativas de riesgo crediticio, corresponden a depósitos en bancos y cuentas por cobrar comerciales.

La Subsidiaria mantiene cuentas bancarias en diversos bancos. Asimismo, el riesgo crediticio es controlado a través de la evaluación y análisis de las transacciones individuales, para lo cual se realiza una evaluación sobre la base del anticuamiento de las cuentas por cobrar, la cual es utilizada para determinar la provisión requerida por incobrabilidad.

Adicionalmente, se realizan suspensiones parciales y totales de los servicios a los usuarios que presentan cuentas por cobrar vencidas mayores a 60 días.

Al 31 de diciembre de 2006 y de 2005 la Subsidiaria cuenta con una amplia base de clientes (5,058,497 y 3,383,835 abonados, respectivamente).

En consecuencia, en opinión de la Gerencia, no existen concentraciones significativas de riesgo crediticio al 31 de diciembre de 2006 y de 2005.

(d) Riesgo de tasa de interés -

La exposición de la Subsidiaria a este riesgo se da por cambios en las tasas de interés, básicamente por sus obligaciones financieras. La Subsidiaria trata de minimizar este riesgo manteniendo un equilibrio entre las tasas de interés fijas y variables de sus obligaciones financieras. La Gerencia considera que las fluctuaciones futuras en las tasas de interés no afectarán significativamente los resultados de operaciones futuras de la Subsidiaria.

(e) Riesgo de moneda -

La Subsidiaria compra, vende sus servicios y obtiene financiamiento para capital de trabajo e inversiones, principalmente en moneda extranjera (dólares estadounidenses); por consiguiente, está expuesta a fluctuaciones en el tipo de cambio de moneda extranjera. En el caso de las operaciones de financiación obtenidas en moneda extranjera, la Subsidiaria mitiga el riesgo cambiario asociado a ellas a través del uso de operaciones de derivados de tipo de cambio. A tal efecto, la Gerencia monitorea este riesgo a través del análisis de las variables macro-económicas.

La Gerencia considera que las fluctuaciones futuras en el tipo de cambio de la moneda peruana frente al dólar estadounidense no afectarán significativamente los resultados de las operaciones futuras de la Subsidiaria.

32. Valor razonable de los instrumentos financieros -

Las normas contables definen un instrumento financiero como cualquier contrato que origina un activo financiero de una empresa y un pasivo financiero o un instrumento patrimonial de otra empresa. Adicionalmente, los instrumentos financieros incluyen las cuentas por cobrar, cuentas por pagar, inversiones y los instrumentos derivados.

A continuación se presenta información acerca del valor razonable de los instrumentos financieros de la Compañía y su Subsidiaria:

(a) Efectivo y equivalentes de efectivo -

El valor razonable del efectivo y equivalentes de efectivo se aproximan a su valor en libros, debido al corto tiempo de vencimiento de estos instrumentos financieros.

(b) Cuentas por cobrar comerciales y otras cuentas por cobrar -

Debido a que se encuentran netas de su provisión para incobrabilidad y que tienen vencimientos menores a un año, la Gerencia ha considerado que su valor razonable no es significativamente diferente a su valor en libros.

(c) Deudas con entidades bancarias a corto plazo -

Debido a que las tasas de interés de las deudas a corto plazo se encuentran a tasas de mercado y que dichos préstamos tienen vencimientos menores a un año, el valor razonable de dichos instrumentos no es significativamente diferente a su valor en libros.

(d) Cuentas por pagar, tributos y otros -

El valor razonable de las cuentas por pagar, tributos y otros no es significativamente diferente a su valor en libros debido al vencimiento corriente de estos instrumentos financieros.

(e) Deudas a largo plazo -

El valor razonable de las deudas a largo plazo se basa en las tasas de mercado vigentes o en las cotizaciones de precios de mercado para obligaciones similares. El valor razonable fue calculado utilizando flujos de caja descontados a las tasas vigentes para pasivos con características similares.

(f) Forwards y swaps -

La Compañía registra estas operaciones a su valor estimado de mercado, por lo que no existen diferencias con sus valores en libros.

Basado en el análisis arriba mencionado, al 31 de diciembre de 2006 y de 2005, el valor razonable de los instrumentos financieros, no es significativamente diferente a su valor en libros.

File No. 82-5134

Telefónica

Lima, 13 de febrero de 2007

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles Perú Holding S.A.A., celebrada con fecha 12 de febrero de 2007, se acordó el siguiente acuerdo:

Aprobar los Estados Financieros intermedios, individuales y consolidados (no auditados) de Telefónica Móviles Perú Holding S.A.A. al 31 de diciembre de 2006.

Tanto los Estados Financieros Individuales y el Informe de Gerencia, como los Estados Financieros Consolidados, antes indicados, están siendo reportados el día de hoy a través del sistema MVNet.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil

File No. 82-5134

Lima, 23 de febrero de 2007

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Móviles Perú Holding S.A.A., en cumplimiento con la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento la convocatoria a la Junta Obligatoria Anual de Accionistas, la misma que se realizará el día 23 de marzo del 2007, a las 11:00 horas, en Av. Arequipa 1155, Piso 10, urbanización Santa Beatriz, distrito de Lima, provincia de Lima. De no reunirse en primera convocatoria el quórum exigido por ley, la Junta Obligatoria Anual de Accionistas se llevará a cabo el día 27 de marzo de 2007 o el día 2 de abril de 2007, en segunda y tercera citación, respectivamente, a la misma hora y en el mismo local previstos para la primera convocatoria. La referida junta se pronunciará sobre los siguientes asuntos:

- Aprobación de la gestión social y de los resultados económicos del ejercicio 2006.
- Aplicación de utilidades del ejercicio 2006.
- Nueva Composición del Directorio.
- Retribución anual de los directores.
- Delegación de facultades en el Directorio para la designación de auditores externos del ejercicio 2007.

En cumplimiento del Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, se adjuntan a la presente, los archivos que contienen la siguiente información, que se encuentra a disposición de los accionistas en la Secretaría del Directorio:

- Aviso de convocatoria que conforme a ley se publicará en los próximos días en "El Peruano" y otro diario de mayor circulación en Lima.

- Mociones.
- Memoria Anual de la Sociedad correspondiente al ejercicio 2006, con los estados financieros auditados consolidados del ejercicio 2006.
- Estados financieros auditados individuales de la Sociedad al 31 de diciembre de 2006, que incluye el dictamen firmado por el socio responsable de la firma de auditoría externa tanto de Telefónica Móviles Perú Holding S.A.A. como de su subsidiaria.

Sin otro particular, quedamos de ustedes.

Atentamente,

Madeleine Osterling Letts
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

CONVOCATORIA A JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS
TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.
RUC No. 20500805103

De conformidad con el estatuto social y los artículos 114, 116, y 258 de la Ley General de Sociedades, se convoca a la Junta Obligatoria Anual de Accionistas para el día 23 de marzo de 2007, a las 11:00 horas, en el local ubicado en Av. Arequipa 1155, piso 10, urbanización Santa Beatriz, distrito de Lima, provincia de Lima, para tratar la siguiente agenda:

Junta Obligatoria Anual de Accionista:

1. Aprobación de la gestión social y de los resultados económicos del ejercicio 2006.
2. Aplicación de utilidades del ejercicio 2006.
3. Nueva Composición del Directorio.
4. Retribución anual de los directores.
5. Delegación de facultades en el Directorio para la designación de auditores externos del ejercicio 2007.

De no reunirse en primera convocatoria el quórum exigido por ley, la Junta Obligatoria Anual de Accionistas se llevarán a cabo el día 27 de marzo de 2007 o el día 2° de abril de 2007, en segunda y tercera convocatorias, respectivamente, a la misma hora y en el mismo local previstos para la primera convocatoria.

Conforme con lo previsto en el artículo 256 de la Ley General de Sociedades tendrán derecho a concurrir a la a la Junta Obligatoria Anual los titulares de acciones con derecho a voto que figuren inscritas a su nombre en la matrícula de acciones de la Sociedad con una anticipación de diez días al de la celebración de tal junta.

Los poderes de representación otorgados por los accionistas de la Sociedad serán registrados ante la Secretaría del Directorio de la Sociedad sita en Av. Juan de Arona 786, piso 6, distrito de San Isidro, provincia de Lima, con una anticipación no menor a veinticuatro horas a la celebración de las juntas.
A partir de la fecha de publicación del presente aviso, la documentación relacionada con los asuntos materia de agenda estará a disposición de los señores accionistas durante el horario de oficina en la Secretaría del Directorio en la dirección antes indicada.

Lima, 23 de febrero de 2007

El Directorio

File No. 82-5134

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 1

APROBACIÓN DE LA GESTIÓN SOCIAL Y DE LOS RESULTADOS ECONÓMICOS DEL EJERCICIO 2006

EL DIRECTORIO DE TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

CONSIDERANDO:

Que, de conformidad con lo establecido en el artículo 221° de la Ley General de Sociedades, el directorio ha formulado la memoria anual y los estados financieros del ejercicio 2006.

Que, de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas, a ser convocada dentro del plazo y con la anticipación prevista por ley, pronunciarse sobre la gestión social y los resultados económicos de la Sociedad expresados en los estados financieros.

El directorio propone la siguiente

MOCIÓN:

1. Aprobar la gestión social y los resultados económicos del ejercicio 2006, los mismos que se expresan en la memoria anual y estados financieros auditados.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN Nº 2

APLICACIÓN DE UTILIDADES DEL EJERCICIO 2006

EL DIRECTORIO DE TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

CONSIDERANDO:

Que, de conformidad con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas, a ser convocada dentro del plazo y con la anticipación prevista por ley, resolver sobre la aplicación de las utilidades que se hubiesen obtenido en el ejercicio.

Que, como aparece de los Estados Financieros Anuales Auditados de la Sociedad al 31 de diciembre de 2006, la gestión social correspondiente al año 2006 no arroja utilidades por lo que no resulta necesario discutir sobre su aplicación.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

<u>MOCIÓN Nº 3</u>

NUEVA COMPOSICIÓN DE DIRECTORIO

EL DIRECTORIO DE TELEFÓNICA MOVILES PERÚ HOLDING S.A.A.

CONSIDERANDO:

Que, de conformidad con lo establecido en el artículo 114 de la Ley General de Sociedades y los artículos 16° y 24° del Estatuto Social corresponde a la Junta General de Accionistas designar a los miembros del directorio en el caso de renuncia de los mismos, tanto directores titulares como alternos.

Que, como consecuencia de los cambios estructurales y de organización ocurridos al interior del Grupo Telefónica durante el ejercicio 2006, han variado las responsabilidades de los miembros del Directorio, por lo que resulta necesario designar a un nuevo Directorio para la sociedad.

Que conforme a lo dispuesto en el estatuto social, el directorio está integrado por un mínimo de tres y un máximo de nueve directores, correspondiendo a la junta determinar, en forma previa a tal elección, el número de miembros para cada mandato;

El directorio propone la siguiente

MOCIÓN:

1. Establecer en cinco el número de integrantes del directorio y designar su nueva composición.

2. Agradecer a quienes integran el directorio cuyo mandato concluye en virtud de la presente elección.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 4

RETRIBUCIÓN ANUAL DE LOS DIRECTORES

EL DIRECTORIO DE TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

CONSIDERANDO:

Que, de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la Junta Obligatoria Anual de Accionistas a ser convocada dentro del plazo y con la anticipación prevista por ley, fijar la retribución de los directores.

El directorio propone la siguiente

MOCIÓN:

1. Mantener como retribución de los directores para el ejercicio económico 2007, los montos fijados en la Junta Obligatoria Anual de Accionistas de fecha 24 de marzo de 2006 para los diferentes conceptos allí establecidos.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 5

DELEGACIÓN DE FACULTADES EN EL DIRECTORIO PARA LA DESIGNACIÓN DE AUDITORES EXTERNOS DEL EJERCICIO 2007

EL DIRECTORIO DE TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

CONSIDERANDO:

Que, de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la Junta Obligatoria Anual de Accionistas a ser convocada dentro del plazo y con la anticipación prevista por ley, designar o delegar en el directorio la designación de los auditores externos de la empresa.

El directorio propone la siguiente

MOCIÓN:

1. Delegar en el directorio la designación de los auditores externos para el ejercicio económico 2007.

File No. 82-5134


Telefónica
Móviles
MAY 11 2007
WASH, D.C.
161
SECTION
PROCESSING

Telefónica Móviles Perú Holding S.A.A.

Memoria Anual 2006

Elaborada en base a la Resolución Conasev N° 141-98-EF/94.10. y Resolución de Gerencia General N° 211-98-EF/94.11

Declaración de Responsabilidad :

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Telefónica Móviles Perú Holding S.A.A. durante el año 2006. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables".

Javier Manzanares
Gerente General
Lima, Febrero de 2007

ÍNDICE

Carta del Presidente a los Accionistas

Señores accionistas:

Me complace presentarles la Memoria Anual correspondiente al ejercicio 2006, en la que hacemos el balance de nuestra gestión y mostramos los resultados de la compañía, así como aquellos otros aspectos relevantes en la relación que Telefónica Móviles mantiene con la sociedad.

Comportamiento del negocio y resultados

Este año ha sido satisfactorio para el desarrollo de los negocios de Telefónica Móviles. Sin duda el crecimiento de 8% de la economía del país y los indicadores macroeconómicos positivos han colaborado en los resultados de la compañía.

Al cierre del año, Telefónica Móviles consolidó su liderazgo como el primer operador del mercado de telefonía móvil en Perú con una participación de mercado de telefonía móvil del 58%. El éxito alcanzado es resultado de nuestra acertada política comercial emprendida en los últimos dos años, que ha permitido que Telefónica Móviles crezca sustancialmente en un entorno cada vez más competitivo.

Así, el número de clientes de la compañía superó los cinco millones, lo que supone un crecimiento del 49.5% con respecto al cierre del año anterior. Igualmente, los ingresos por operaciones se incrementaron en 22.3% respecto a los registrados en el año 2005.

Uno de los hitos más significativos para Telefónica Móviles S.A. durante el año 2006, fue el despliegue de su red GSM a nivel nacional, lo que nos convirtió en el único operador del mercado peruano en contar, en forma simultánea, con las dos tecnologías de telefonía celular más utilizadas en el mundo (CDMA1X y GSM). Esta optimización tecnológica nos permitió una importante expansión en cobertura a nivel rural y permitió, al mismo tiempo, cumplir con uno de nuestros principales objetivos, contribuir con el crecimiento de la penetración en provincias.

Asimismo, es de destacar el compromiso de inversión del Grupo Telefónica en el país en invertir hasta US$ 1.000 millones en el periodo 2006-2009, de los cuales en torno al 40% se destinarían a la expansión y desarrollo de la telefonía móvil en el país.

La contribución social y aporte interno

La empresa considera prioritario el tema de la responsabilidad social corporativa. En esa línea, en el año 2006 ha realizado acciones con sus diferentes grupos de interés, específicamente, con los trabajadores, accionistas, proveedores y comunidad en general.

En el ámbito social, Telefónica Móviles tuvo una intensa actividad con el Programa Proniño, dedicado a la lucha por la erradicación del trabajo infantil a través de la escolarización de calidad. Cabe destacar que este año 2006 ha sido muy significativo para el Programa, por la importante colaboración de la Fundación Telefónica que, se aunó a Telefónica Móviles para poner en marcha una propuesta integral dirigida al niño trabajador, la familia, el colegio y la comunidad, a fin de impulsar la erradicación de esta forma de trabajo que afecta directamente a nuestra sociedad.

También en este ejercicio se han realizado importantes esfuerzos por incrementar el nivel de satisfacción de los trabajadores y mejorar su desempeño en la organización. Desde el

año 2005, la empresa ha implementado políticas y herramientas de gestión que permiten identificar a los trabajadores de alto desempeño en la organización y fomentar su desarrollo profesional y personal.

Además de lo señalado, en el mes de noviembre de 2006 y en línea con nuestros compromisos con el medio ambiente, Telefónica Móviles obtuvo la Certificación ISO 14001 de la Asociación Española de Normalización y Certificación (AENOR) lo cual nos convirtió en la primera empresa de telecomunicaciones en el Perú en obtener esta certificación para todos nuestros procesos. Ello involucra el cumplimiento de los estándares ambientales en el despliegue de nuestra red, en el uso de nuestros recursos, en la disposición de residuos y, en especial, en el compromiso asumido por todos nuestros empleados.

Todo lo expuesto, no hace sino corroborar la transparencia, equidad y respeto que tiene la empresa por quienes invierten y confían en su gestión y por quienes internamente trabajan para hacerla más eficiente.

Finalmente, deseo reafirmar nuestro compromiso de continuar trabajando por un Perú mejor comunicado y, en nombre de Telefónica Móviles Perú Holding S.A.A. y en el mío propio, agradecer a nuestros accionistas la confianza depositada, a nuestros clientes por habernos elegido, y a nuestros colaboradores por su permanente apoyo.

Javier Manzanares Gutiérrez

Presidente del Directorio de Telefónica Móviles Perú Holding S.A.A.

Lima, febrero de 2007

Variables Significativas


Líneas Móviles del Mercado 1/
1.046
1.340
1.793
2.307
2.930
4.093
5.583
8.771
453
588
891
1.297
5.355
3.597
2.795
2.039
3.416
1999
2000
2001
2002
2003
2004
2005
2006


Penetración del Mercado /100 habitantes
1999
2000
2001
2002
2003
2004
2005
2006


Lima
Provincias
País

1/. Líneas de mercado: Fuente Osiptel.
Información del 2006: Estimaciones propias

Telefónica Móviles


Líneas Telefónica Móviles (miles) 2/
1999
2000
2001
2002
2003
2004
2005
2006


Penetración Telefónica Móviles
/100 habitantes
1999
2000
2001
2002
2003
2004
2005
2006


Lima
Provincias
País

2/. Líneas de Telefónica Móviles: Fuente propia empresa

Entorno económico y perspectivas

El año 2006 tuvo indicadores bastante positivos en términos macroeconómicos: (i) el Producto Bruto Interno (PBI) creció 8%, (ii) la inflación se ubicó por de bajo de la meta del Banco Central de Reserva (BCR), registrando 1.14% de variación del Índice de Precios al Consumidor (IPC), (iii) se habría alcanzado un superávit en cuenta corriente de 2.2% del PBI y (iv) el superávit fiscal correspondería a 1.5% del PBI.

El entorno político mantuvo una relativa estabilidad a pesar de la incertidumbre derivada de las elecciones presidenciales, regionales y municipales. Por otra parte, el entorno social se mostró agitado, y hubo a lo largo del país diversas movilizaciones, huelgas y protestas contra el gobierno y contra las empresas mineras, principalmente.

Resultados macroeconómicos

Durante el 2006, la economía continuó creciendo por encima de su tendencia de largo plazo, debido al favorable entorno internacional. El PBI cerró el año con un crecimiento de 8%, cifra muy por encima de las estimaciones iniciales de analistas y del propio gobierno, y la más alta desde 1995. En esa línea, se acumulan 66 meses de crecimiento sostenido, lo que implica una de las expansiones más largas de las últimas décadas.

El crecimiento estuvo liderado por la demanda interna, específicamente por la inversión privada y pública. La demanda interna mantuvo su crecimiento alrededor de 10% y por encima del PBI durante todo el año. A su vez, el índice de confianza del consumidor finalizó el año registrando un nivel superior a los 50 puntos, tras haber alcanzado los 61 puntos durante agosto, su mayor nivel desde que se elabora este indicador (2003).

Por el lado sectorial, los rubros no primarios crecieron más que los primarios por cuarto año consecutivo, sobresaliendo la construcción (14.7%), comercio (12.1%) y manufactura no primaria (7.7%). Por su parte, en la evolución de los sectores primarios, destacó el sector agropecuario (7.2%), mientras que la minería registró un crecimiento casi nulo (1%).

El empleo nacional urbano, en empresas con 10 o más trabajadores, aceleró su tasa de crecimiento a 8.9% en diciembre con respecto al mismo periodo del 2005, en tanto la expansión anual fue de 7.3%. Asimismo, el crecimiento del empleo urbano en el interior del país (10.3%) se mantuvo por encima del de Lima Metropolitana (8.6%) por tercer año consecutivo. En el interior del país sobresalió el dinamismo del empleo en Trujillo, Talara, Sullana, Ica y Chincha, ciudades en que el crecimiento alcanzó tasas de dos dígitos. En la capital la tasa de desempleo a diciembre fue similar a la del 2005 (7.5%).

Por otro lado, el IPC presentó una variación anual de 1.14%, siendo menor a la observada desde el 2001 y ubicándose por debajo del límite inferior del rango objetivo de 1.5% a 3.5% del BCR. Según esta institución, los factores que han ubicado a la tasa de inflación por debajo del rango meta tienen un carácter transitorio, tales como los menores precios de los combustibles, de tarifas de servicios públicos y de algunos alimentos. En este contexto de aceleración de la actividad económica y ante la ausencia de presiones inflacionarias en el corto plazo, el BCR mantuvo su tasa de interés de referencia inalterada en 4.5% durante el segundo semestre del año.

En cuanto a las finanzas públicas, se revirtió el déficit fiscal del 2005, registrando un superávit correspondiente a 0.7% del PBI, ubicándose por encima de la meta del gobierno, que se fijó en 0.6% del PBI. Si bien hubo un importante crecimiento de los gastos no financieros del Gobierno Central (15.1%), los ingresos corrientes se incrementaron 17.1%

hasta alcanzar una presión tributaria de 15.1% del PBI. Sobresalió la mayor recaudación por impuesto a la renta e IGV o IVA. Por su parte, la deuda pública (externa e interna) cerraría el 2006 en 32.2% del PBI, un importante descenso frente al 39.1% del PBI en el 2005.

De otro lado, continuó la tendencia creciente del superávit de la balanza comercial, el cual alcanzó un nivel récord en el 2006 de US$ 8 568 millones (63% más que en el 2005). Cabe señalar que las exportaciones se incrementaron en 35.1% y alcanzaron un nuevo récord de US$ 23 420 millones, en función al incremento de los precios de los *commodities,* los mayores volúmenes de venta y la diversificación de productos. En esa línea, se estima haber alcanzado en el 2006 un superávit en cuenta corriente correspondiente al 2.2% del PIB.

El Nuevo Sol cerró el 2006 con una apreciación del 6.5%, debido a mayores ingresos de divisas en el año por el auge de las exportaciones mineras y a los sólidos fundamentos económicos del país. El tipo de cambio registró una tendencia decreciente a lo largo del año, cayendo de S/.3.43 por dólar, en diciembre del 2005, a S/.3.20 por dólar en diciembre del 2006. El BCR acumuló compras por US$ 3 945 millones en el mercado cambiario para evitar una mayor apreciación de la moneda local, pero no logró revertir la tendencia. Las Reservas Internacionales Netas (RIN) alcanzaron US$ 17 275 millones a fines del 2006, un nivel superior en US$ 3 178 millones al del cierre del 2005.

Durante el 2006, el riesgo país, medido por el EMBI+ elaborado por JP Morgan, registró una tendencia decreciente desde abril, mes en el que alcanzó su punto más alto (190 pbs). Tras la incertidumbre política del periodo electoral, el riesgo país cerró el año en 131 pbs, nivel inferior al de fines del 2005 (185 pbs). Asimismo, fue considerable la caída de las tasas de interés; los bonos soberanos a 10 años experimentaron una contracción de 172 puntos básicos durante el 2006.

Finalmente, la mejora en las cuentas macroeconómicas fue acompañada por revisiones en las evaluaciones de parte de las agencias calificadoras de riesgo. Así, en noviembre, la calificadora de riesgo Moody's cambió la perspectiva para los bonos en moneda extranjera del Estado peruano de estable a positiva, aunque manteniéndolos en Ba3. Dicha calificación recoge el fortalecimiento de las reservas internacionales y la diversificación y crecimiento de las exportaciones, e incorpora proyecciones de un crecimiento económico y de las exportaciones continuo, así como señales de una política fiscal y monetaria conservadoras que reforzarían las tendencias positivas en los siguientes años.

Asimismo, en setiembre, Fitch Ratings aumentó el grado de calificación de la deuda soberana en moneda extranjera de BB a BB+ (con perspectiva estable), es decir un nivel por debajo del grado de inversión que refleja la reciente evolución favorable de la economía y el panorama político estable. La misma revisión de la calificación fue realizada por Standard & Poor´s hacia finales de año.

Perspectivas 2007

En el 2007, el dinamismo económico se mantendría sólido, aunque se desaceleraría respecto del 2006. De acuerdo con la encuesta de expectativas macroeconómicas del BCR, realizada en febrero del 2007, las expectativas de crecimiento mejoraron, con lo que la tasa de crecimiento estimada para el presente año oscila en un rango de 6.5% a 7%.

La inflación permanecería en niveles bajos durante la primera parte del 2007, para incrementarse ligeramente durante los últimos meses hasta niveles cercanos al 2%. Cabe destacar que, recientemente, el BCR ha reducido la meta de inflación de 2.5% a 2%, pero manteniendo el rango de un punto porcentual hacia arriba y hacia abajo.

Según los analistas, la holgura de las finanzas públicas se extendería al 2007 debido a que los ingresos fiscales seguirían creciendo, aunque a tasas más moderadas y no se registraría déficit fiscal. Cabe señalar asimismo, que las necesidades de financiamiento fiscal del 2007 se podrían cubrir incluso sin emitir bonos globales.

En el sector externo, el principal factor de riesgo se encuentra en los precios de exportación, especialmente de los metales dado que la vulnerabilidad de la economía peruana a una caída de los mismos es muy grande. Para el 2007 los analistas proyectan un superávit de cuenta corriente correspondiente a 1.5% del PBI. Por otra parte, la prórroga de la Ley de Preferencias Comerciales Andinas y Erradicación de la Droga (ATPDEA), por seis meses más y ampliables, permitiría mantener el nivel de las exportaciones no tradicionales, aunque la demora en la ratificación del Tratado de Libre Comercio (TLC) con EE.UU. podría afectar la inversión privada.


PBI e IPC
(var% anual)
PBI
IPC
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (e)
PBI
IPC
Fuente: BCR

Aspectos Societarios

Telefónica Móviles Perú Holding S.A.A. es una sociedad organizada bajo las leyes de la República del Perú y se encuentra inscrita en la partida N° 11236211 del Registro de Personas Jurídicas de Lima. Sus oficinas principales se encuentran ubicadas en la avenida Juan de Arona N° 786, Piso 10, San Isidro, Lima, Perú.

El objeto de la Sociedad es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.

Todas las actividades que integran su objeto social pueden desarrollarse tanto en el Perú como en el extranjero, pudiendo efectuarse directamente por la Sociedad o mediante la constitución de filiales o subsidiarias o la participación en otras empresas en forma total o parcial.

El plazo de duración de la Sociedad es indeterminado y de acuerdo con su objeto social le corresponde el CIIU N° 67120.

Reseña histórica

Telefónica Móviles Perú Holding S.A.A. está organizada bajo la forma de sociedad anónima abierta. Fue constituida en la ciudad de Lima, mediante escritura pública con fecha 17 de noviembre de 2000, siendo sus socios fundadores Telefónica del Perú S.A.A. y Telefónica Soluciones Globales Holding S.A.C.. El capital social al momento de la constitución fue de S/. 1 000,00, representado por el mismo número de acciones de Clase B, previéndose la posterior emisión de acciones de clases A-1 y C.

Como se mencionó, el objeto social principal de Telefónica Móviles Perú Holding S.A.A. es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad. Puede asimismo dedicarse a cualquier otra actividad comercial, siempre que la Junta General de Accionistas lo apruebe y coadyuve a la realización de los fines sociales.

Reorganización societaria

El 12 de enero de 2000 el Consejo de Administración de Telefónica, S.A. aprobó la reestructuración organizativa y funcional de la compañía con la finalidad de crear negocios globales, a través de la transferencia de determinadas líneas de negocio por parte de las operadoras del Grupo, en los distintos países de América Latina, a las empresas matrices de los mismos en España.

Como parte de dicha reestructuración organizativa y funcional, se diseñaron y adoptaron los acuerdos societarios orientados a la segregación e integración vertical de las líneas de negocio. De esta manera, las Juntas Generales de Accionistas de Telefónica Móviles Perú Holding S.A.A, Telefónica Data Perú S.A.A., Telefónica del Perú S.A.A. y Telefónica Data Perú S.A.C. aprobaron el proyecto de reorganización múltiple de Telefónica del Perú.

Dicha operación societaria, que entró en vigencia el 1 de enero de 2001, implicó la segregación de tres bloques del patrimonio de Telefónica del Perú S.A.A., dos de los cuales se transfirieron bajo la figura de la escisión a las sociedades Telefónica Móviles Perú Holding S.A.A. y Telefónica Data Perú S.A.A., en tanto que el tercero, se aportó en vía de reorganización simple a la sociedad Telefónica Publicidad e Información Perú S.A.C.. El

bloque patrimonial transferido a Telefónica Móviles Perú Holding S.A.A. estuvo conformado por las inversiones que Telefónica del Perú S.A.A. poseía en Telefónica Móviles S.A.C. (ahora Telefónica Móviles S.A.), empresa concesionaria del servicio de telefonía móvil celular.

Dicha operación implicó la fusión por absorción por parte de Telefónica Data Perú S.A.A. a Telefónica Data Perú S.A.C, empresa concesionaria de los servicios portadores en el ámbito local, nacional e internacional, cuyos bienes y relaciones jurídicas en su integridad fueron asumidos en bloque y a título universal por la primera.

Como resultado de la reorganización múltiple, el capital social de Telefónica Móviles Perú Holding S.A.A. se incrementó de S/. 1 000,00 –monto del capital social al momento de su constitución- a S/. 356 770 987,00. De acuerdo con lo establecido en el proyecto de reorganización múltiple, se emitieron nuevas acciones representativas del capital social de Telefónica Móviles Perú Holding S.A.A., lo que ocurrió el 15 de junio de 2001. En esa fecha, y debido a la aplicación de la relación de reparto y canje de las nuevas acciones y el tratamiento a las fracciones resultantes de ello, se entregaron 356 770 987 acciones, de las cuales 138 765 603 fueron acciones de Clase A-1 y 218 005 384 de Clase B. No se emitieron acciones de Clase C, las que en estricta aplicación del Estatuto Social, fueron convertidas en acciones de Clase B y entregadas a sus respectivos titulares; pues los mismos a la fecha de canje, no tenían la condición de trabajadores de Telefónica Móviles Perú Holding S.A.A..

La escisión determinó que se replicara en Telefónica Móviles Perú Holding S.A.A. la composición accionaria de Telefónica del Perú S.A.A. al 15 de junio de 2001, -con la excepción descrita, acciones de Clase C y la participación de las empresas del Grupo en la misma; en virtud de los pactos de atribución subjetiva por las que éstas optaron-.Así, los accionistas de la segunda, accedieron a acciones de la primera, de acuerdo con la relación de canje y reparto aprobada.

El 5 de noviembre de 2001, la Junta General de Accionistas, previo pronunciamiento de las Juntas Especiales de Accionistas de Clase A-1 y B, aprobó la unificación de clases de acciones, la cual se efectuó a través de la conversión de las acciones de Clase A-1 en acciones de Clase B y la modificación de la nomenclatura de éstas por la de acciones comunes de Telefónica Móviles Perú Holding S.A.A..

Ello, determinó que el capital social actual de Telefónica Móviles Perú Holding S.A.A. esté representado por 356 770 987 acciones comunes de un valor nominal de S/. 1,00 cada una.

Grupo Económico

Telefónica Móviles Perú Holding S.A.A. pertenece al Grupo Económico Telefónica. El Grupo Económico Telefónica está conformado por Telefónica, S.A., empresa española que se dedica a la prestación de toda clase de servicios públicos o privados de telecomunicaciones en el mercado español; Latin America Cellular Holdings B.V. empresa holandesa íntegramente de propiedad de Telefónica, S.A y por Telefónica Móviles Perú Holding S.A.A., empresa holding peruana que tiene por objeto adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades; y, en cada caso, por sus respectivas filiales.

Consecuencia de una reorganización de la estructura societaria de las empresas de cabecera, el 28 de julio de 2006 Telefónica, S.A. absorbió por fusión a Telefónica Móviles, S.A., empresa española que hasta dicha fecha había actuado como cabecera de la línea de negocio de la telefonía celular.

Grupo Económico Telefónica Móviles Perú Holding S.A.A.

Telefónica Móviles Perú Holding S.A.A. pertenece al grupo económico Telefónica, S.A., empresa española dedicada al negocio de telecomunicaciones. El grupo económico Telefónica ésta conformado por:



Telefónica S.A. (España)
100.00%
0.14%
Latin American Cellular Holdings B.V.
98.34%
Telefónica Móviles Perú Holding S.A.A.
3.90%
96.09%
Telefónica Móviles S.A.
100.00%
100.00%
Inmuebles Aries S.A.C.
Billing & Management Systems S.A.C.

- Telefónica, S.A.;
- Las cabeceras de Grupo de las líneas de negocio explotadas por empresas locales (Telefónica, S.A., Telefónica de España S.A., Telefónica Móviles S.A., Terra Networks S.A., Telefónica de Contenidos S.A., Atento NV, Telefónica Internacional S.A., Latin America Cellular Holding BV);
- Las empresas locales controladas directa e indirectamente por Telefónica, S.A. (Telefónica del Perú S.A.A., Telefónica Móviles Perú Holding S.A.A., Teleatento del Perú S.A.C., Telefónica Gestión de Servicios Compartidos Perú S.A.C. y Terra Networks S.A.); y
- Las filiales de dichas empresas (Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C. Telefónica Servicios Digitales S.A.C, Telefónica Soluciones Globales Holding S.A.C, Telefónica Servicios Integrados S.A.C, Telefónica Servicios Comerciales S.A.C, Servicios Globales de Telecomunicaciones S.A.C, Telefónica Servicios Técnicos S.A.C, Zeleris S.A.C, Media Networks S.A.C, Telefónica Centros de Cobro S.A.C, Telefónica Móviles S.A., Telefónica Mobile Solutions del Perú S.A.C. y Media Networks Perú S.A.C.).

A continuación, se presenta el objeto social de algunas de las empresas que constituyen el grupo económico de Telefónica:

Telefónica Móviles S.A. tiene por objeto social principal, la explotación y prestación directa e indirecta de servicios de Telefonía Móvil, Troncalizado, Buscapersonas, Servicios Móviles por Satélite y, en general, de toda clase de servicios de telecomunicaciones.

Telefónica del Perú S.A.A. tiene por objeto social explotar y prestar toda clase de servicios de telecomunicaciones. Puede para ello, dedicarse al diseño, instalación, conservación, refacción, mejora, adquisición, enajenación, interconexión, gestión, administración y cualquier otra actividad vinculada con líneas satélites, equipos y sistemas.

Telefónica Multimedia S.A.C. tiene por objeto social la prestación de servicios de televisión por cable.

Telefónica Servicios Comerciales S.A.C. tiene por objeto principal la comercialización de toda clase de bienes y servicios vinculados con las telecomunicaciones.

Telefónica Servicios Digitales S.A.C. tiene por objeto social la conversión y procesamiento de imágenes documentarias, así como la consulta electrónica de imágenes convertidas y almacenadas.

Servicios Editoriales del Perú S.A.C. tiene por objeto social la edición, diagramación, impresión, distribución y todas las demás actividades vinculadas con la producción de publicaciones e impresiones de diversa índole, así como la venta de publicidad en los medios que produzca o en los que produzcan terceros, incluyendo entre tales a la televisión cerrada o abierta, radio, paneles y cualquier otro medio de publicidad masiva.

Telefónica Servicios Integrados S.A.C. tiene por objeto social la prestación de servicios vinculados con las telecomunicaciones en los rubros de sistemas informáticos y comunicaciones.

Servicios Globales de Telecomunicaciones S.A.C. tiene por objeto social la prestación de servicios de telecomunicaciones y radiocomunicaciones.

Telefónica Servicios Técnicos S.A.C. tiene por objeto social la prestación de servicios de mantenimiento de equipo y redes de telecomunicaciones.

Media Networks Perú S.A.C. tiene por objeto social la producción, distribución y comercialización de programas y contenidos de carácter informativo, cultural y de entretenimiento.

Estructura de filiales

En mérito al proceso de reorganización múltiple acordado por las Juntas Generales de Accionistas de Telefónica del Perú S.A.A. y Telefónica Móviles Perú Holding S.A.A. con fecha 26 de diciembre de 2000, la primera escindió a favor de la segunda, el bloque patrimonial conformado por las inversiones (acciones comunes representativas de capital social) de su propiedad en Telefónica Móviles S.A.C. (ahora Telefónica Móviles S.A.), concesionaria del servicio de telefonía móvil celular. Como consecuencia, a partir del 1 de enero de 2001 –fecha de entrada en vigencia de la escisión- Telefónica Móviles Perú Holding S.A.A. pasó a ser titular del 99.99% de las acciones representativas del capital social de Telefónica Móviles S.A.C. (ahora Telefónica Móviles S.A.). Asimismo, como resultado de la fusión entre las ex Telefónica Móviles S.A.C. y Comunicaciones Móviles del Perú S.A. (antes BellSouth Perú S.A.), Telefónica Móviles Perú Holding S.A.A. pasó a ser titular del 96,09% de las acciones representativas del capital social de Telefónica Móviles S.A.; porcentaje de titularidad que al cierre del 2006 es de 98,3419%.

Hechos relevantes

A continuación se detallan los aspectos más relevantes ocurridos en el ejercicio 2006.

24 de marzo: Se realizó en primera convocatoria la Junta Obligatoria Anual de Accionistas, la misma que aprobó la Memoria Anual y los resultados económicos individuales y consolidados de 2005. Asimismo, fijó en cinco el número de directores y designó a los directores titulares y alternos; estableció la retribución de los directores para el año 2006; designó a los auditores externos; y por último, acordó la política de dividendos.

15 de junio: En Rueda de Bolsa de la Bolsa de Valores de Lima, Telefónica Móviles, S.A. de España, transfirió a la empresa holandesa Latin America Celular Holdings B.V. la titularidad de sus 349 530 323 acciones, representativas del capital social de Telefónica Móviles Perú Holding S.A.A..En consecuencia, Latin America Cellular Holdings B.V. se convirtió en accionista mayoritario de Telefónica Móviles Perú Holding S.A.A., representando el 97.97% del capital social de ésta última.

Tratamiento tributario

La empresa se encuentra sujeta al régimen tributario vigente. En este sentido, determina su Impuesto a la Renta aplicando las disposiciones contenidas en el Texto Único Ordenado de dicho tributo aprobado por Decreto Supremo N° 054-99-EF, sus normas modificatorias y reglamentarias.

Procesos legales

A la fecha, Telefónica Móviles Perú Holding S.A.A. no es parte en ningún proceso judicial, administrativo o arbitral, por lo que no existe riesgo que la posición financiera de la compañía o el resultado de sus operaciones se vea afectada por este concepto.

Capital intelectual

Directorio

La Junta General Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. con fecha 24 de marzo de 2006, estableció en cinco el número de integrantes del Directorio para el ejercicio 2006-2009 y designó a las siguientes personas como directores titulares y sus respectivos alternos.

Directores Titulares	Directores Alternos
Antonio Carlos Valente da Silva (Presidente)	Pedro Salvador Cortez Rojas
José Javier Manzanares (Vicepresidente)	Luís Alberto Fernández Jiménez
Luis Miguel Gilperez López	Raúl Risso Basulto
Ernesto López Mozo	Víctor Rafael Arakaki Shimabuku
Eduardo Caride	Elizabeth Galdo Marín

Asimismo, se designó como secretaria del Directorio a la señora Madeleine Osterling Letts.

Parentesco

No existe parentesco alguno entre los miembros que conforman el Directorio de la Sociedad ni la Plana Gerencial.

Renuncias

No se ha producido renuncia de algún miembro del directorio durante el ejercicio 2006.

Remuneraciones

Los miembros del directorio no reciben cargos renumerados ni dietas de parte de Telefónica Móviles Perú Holding S.A.A.

Currícula de los miembros del directorio

Reseña de la currícula de los miembros titulares del directorio de Telefónica Móviles Perú Holding S.A.A.

José Javier Manzanares Gutiérrez[1] es Gerente General de Telefónica Móviles Perú Holding S.A.A. desde el 17 de noviembre de 2000 y Director desde el año 2000. Durante el periodo 2006, ejerció el cargo de Director Titular y Vicepresidente del Directorio. Previamente se desempeñó como Director General de Telefónica del Perú S.A.A. y Telefónica Móviles Perú Holding S.A.A. Ingresó a trabajar al Grupo Telefónica en España en 1988, en el área de Servicios Móviles. En 1995 gestionó el negocio de televisión por cable (Cable Mágico) en Telefónica del Perú y posteriormente fue gerente general de Telefónica Multimedia S.A.C., hasta el año 1999 en que asumió las gerencias de televisión por cable, páginas amarillas y desarrollo de nuevos negocios de Telefónica del Perú S.A.A.. El señor Manzanares es economista, egresado de la Universidad Autónoma de Madrid (España).

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[1] José Javier Manzanares Gutiérrez ejerció el cargo de Gerente General de la sociedad hasta el día 15 de enero de 2007 inclusive, fecha en la que fue designado Gerente General el señor César Augusto Linares Rosas.

Antonio Carlos Valente Da Silva [2]es Presidente del Directorio de Telefónica Móviles Perú Holding S.A.A desde el 24 de marzo de 2006. Previamente se desempeño como Director General de Telefónica del Perú S.A.A. y Telefónica Móviles S.A. y fue el máximo responsable de regulación del Grupo Telefónica para América Latina. Ha sido vicepresidente de la Agencia Nacional de Telecomunicaciones (Anatel) del Brasil y en el período 2002-2003 presidió el Foro Latinoamericano de Reguladores de Telecomunicaciones (Regulatel), institución que reúne a diecinueve países de Latinoamérica y el Caribe. Ha ejercido cargos gerenciales en el Sistema de Telebrás, en las áreas de Ingeniería de Sistemas de Telecomunicaciones, Planeamiento Técnico Operacional y Planeamiento Empresarial. El señor Valente es ingeniero eléctrico y tiene estudios de post grado en administración y negocios, cursos de especialización en Gerencia de Sistemas y Negocios, incluyendo Estrategia Empresarial por el MIT/Sloan de los Estados Unidos de Norteamérica.

Luis Miguel Gilperez López es director de Telefónica Móviles Perú Holding S.A.A. desde el 24 de marzo de 2006 Actualmente es Director General del Negocio Móvil de Telefónica Internacional S.A. y también miembro del directorio de Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Brasilcel, N.V., Tele Leste Celular Participaçoes, S.A.A, Tele Sudeste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Telesp Celular Participaçoes, S.A. Tele Centro Oeste Celular Participaçoes, S.A., Telefónica Móviles Colombia, Telcel Venezuela, Telefónica Móviles Panamá, Telefónica Móviles Nicaragua, Telefónica Móviles Guatemala y Compañía, y presidente del directorio de MobiPay Internacional. El señor Gilpérez es ingeniero industrial y tiene un MBA. Inicio su carrera en una empresa de seguros donde trabajó durante seis años. Se unió al Grupo Telefónica en el año 1981 donde sigue laborando hasta la fecha, particularmente involucrado en el negocio de telefonía celular. Desde su fecha de creación (1993) trabaja directamente en Telefónica Móviles España donde siempre ha ocupado cargos gerenciales, básicamente en todas las áreas del negocio.

Ernesto López Mozo es director de Telefónica Móviles Perú Holding S.A.A. desde el 24 de marzo de 2006. Es Director General de Recursos y Control de Telefónica Internacional S.A. y también miembro de los directorios de Telefónica Móviles México, S.A. de C.V., Brasilcel N.V., MobiPay Internacional, S.A. y Telcel Venezuela. Antes de unirse al Grupo Telefónica en el año 1999, el señor López Mozo trabajó cinco años en J.P.Morgan como vicepresidente a cargo de la mesa de negociación de intereses derivados para España y Portugal y en las ventas a fondos mutuos y de pensiones. El señor López Mozo es ingeniero civil graduado de ETSICCP en Madrid y con un master en administración y finanzas de Wharton School.

Eduardo Caride es Director de Telefónica Móviles Perú Holding S.A.A. desde el 24 de marzo de 2006 Es también Presidente Ejecutivo País para Argentina y Uruguay de Telefónica Internacional, S.A.. Inició su carrera en Deloitte & Touche y trabajó en el Citibank hasta el año 1990 cuando se unió a Telefónica en Argentina como responsable de las áreas financieras y de auditoría. En el año 1998 fue designado gerente general de Telefónica Móviles en Argentina y en junio de 2001 fue designado presidente ejecutivo de Emergia y Telefónica Data. Es contador público colegiado y graduado en administración y finanzas de la facultad de Economía de la Universidad de Buenos Aires. Es además Presidente Directorio de Telefónica Móviles Chile, Telefónica Comunicaciones Personales and Abiatar (Uruguay), Telefónica Móviles, S.A. Argentina, Compañía de Radiocomunicaciones Móviles, S.A., Telefónica Móviles Inversora, S.A., B.A. Celular Inversora, S.A. y Compañía de Teléfonos del Plata, S.A..

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[2] Antonio Carlos Valente Da Silva ejerció el cargo de director y Presidente del Directorio hasta el 15 de enero de 2007 inclusive, fecha en la que fue designado Presidente del Directorio el señor José Javier Manzanares Gutiérrez y asumió el cargo de director, el director alterno, señor Pedro Salvador Cortez Rojas.

Alta dirección y ejecutivos

La Plana Gerencial está constituida únicamente por el Gerente General, señor Javier Manzanares Gutiérrez[3], aspecto que no ha variado desde la constitución de la empresa.

[3] José Javier Manzanares Gutiérrez ejerció el cargo de Gerente General de la sociedad hasta el día 15 de enero de 2007 inclusive, fecha en la que fue designado Gerente General el señor César Augusto Linares Rosas.

Análisis y discusión de los resultados

Durante el 2006, el mercado de telefonía móvil en el Perú continuó con su dinamismo y expansión, registrando un crecimiento de 57%; superior al del año anterior (36%). Así pasó de 5.6 millones de suscriptores a 8.8 millones, al cierre del 2006 y llegó a una penetración estimada en 31,8%, 11 puntos porcentuales por encima de la cifra registrada en el 2005. El Perú todavía tiene un importante potencial de crecimiento, debido a su bajo nivel de penetración en comparación con otros países de la Región.

En este contexto, Telefónica Móviles S.A. cerró el año con 5 058 497 abonados, lo que representó un incremento del 49,5% respecto al año anterior alcanzando una participación de mercado estimada en 58%.

Estado de Resultados

Los ingresos operativos a diciembre de 2006 fueron de S/. –40.8 millones , debido a la pérdida neta registrada en la subsidiaria Telefónica Móviles S.A. Si se considera que los gastos de gestión fueron mínimos (S/ 277 mil), los resultados operativo y neto fueron de S/. –41.0 millones al cierre del 2006.

Balance General

El principal componente del activo fueron las inversiones, que a diciembre de 2006 totalizaron S/. 828.9 millones, es decir, S/. 41.9 millones menos la cifra registrada al cierre de 2005.

Asimismo, a diciembre de 2006 el pasivo corriente cerró en S/. 2.4 millones, S/. 302 mil más que el registrado en el 2005. De este monto, el 99% corresponde al rubro de otras cuentas por pagar (S/. 2.4 millones).

El patrimonio neto totalizó S/. 826.7 millones, cifra S/. 42.1 millones menor que la registrada el año anterior (S/. 868.9 millones), debido al resultado negativo obtenido por Telefónica Móviles S.A..

Responsable de la información financiera

Se deja constancia que desde la constitución de la compañía, no se ha producido la renuncia ni la destitución del responsable de la elaboración y revisión de la información financiera de la sociedad, de la cual el señor Javier Manzanares Gutiérrez es el Director General.

El Directorio designó como auditores externos de la Sociedad para el ejercicio 2006 a los señores Medina, Zaldivar, Paredes & Asociados Sociedad Civil, miembro de Ernst & Young Global. Asimismo, se deja constancia que los auditores externos no han emitido opinión, con salvedad o negativa, con respecto a los estados financieros de la Sociedad o de las personas sobre las que ésta ejerce el control.

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A.
ESTADO DE RESULTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2006 1/

	2005		2006		Var. % 2006-2005
		%		%	%
Ingresos Operativos	-36 205	100,0	-40 782	100,0	12,6
Gastos Operativos	285	-0,8	277	-0,7	-2,8
Resultado Operativo	-36 490	100,8	-41 059	100,7	12,5
Resultado No Operativo	0	0,0	0	0,0	0,0
Resultado antes de Impuestos y Paticipac.	-36 490	100,8	-41 059	100,7	12,5
Resultado Neto	-36 521	100,9	-41 059	100,7	12,4

1/ El 1 de junio de 2005 se fusionaron Telefónica Móviles S.A.C. y Comunicaciones Móviles S.A. Los resultados acumulados del 2005 corresponden a la empresa fusionada, e incluyen los primeros 5 meses de dicho año de ambas empresas.

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A.
BALANCE GENERAL A SOLES (000) AL 31 DE DICIEMBRE DE 2006 1/

ACTIVO	2 006	2 005	PASIVO Y PATRIMONIO NETO	2 006	2 005
ACTIVO CORRIENTE			PASIVO CORRIENTE		
Caja	1	1	Cuentas por pagar comerciales	25	24
Otras cuentas por cobrar	207	182	Otras cuentas por pagar	2 380	2 079
			Total pasivo corriente	2 405	2 103
Total activo corriente	208	183			
			PATRIMONIO NETO		
Inversiones	828 912	870 775	Capital social	379 687	379 687
			Capital adicional	402 427	402 427
			Reserva legal	15 691	15 691
			Otras reservas	-1 081	
			Resultados acumulados	29 991	71 050
			TOTAL PATRIMONIO NETO	826 715	868 855
TOTAL ACTIVOS	829 120	870 958	TOTAL PASIVOS Y PATRIMONIO NETO	829 120	870 958

1/ De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1 de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables.

Telefónica Móviles Perú Holding S.A.A. y sus accionistas

Estructura de la propiedad

Al 31 de diciembre de 2006, el capital social de Telefónica Móviles Perú Holding S.A.A. es de S/. 356 770 987,00, conforme fuera aprobado por la Junta General de Accionistas celebrada el 26 de diciembre de 2001; el mismo que se encuentra íntegramente suscrito y pagado. Dicho capital se encuentra representado por 356 770 987 acciones comunes de un Nuevo Sol cada una.

En noviembre de 2002 se realizó la unificación de las clases de acciones y su conversión en acciones comunes, de acuerdo con lo aprobado por la Junta General de Accionistas. Estas últimas pasaron a representar el 100% del capital social.

Del total de acciones de Telefónica Móviles Perú Holding, Latin América Cellular Holdings B.V. posee el 98,34196%, mientras que Telefónica, S.A. posee el 0,13958% del capital social y Telefónica del Perú S.A.A. el 0,00011% de las acciones. El saldo restante (1.51835%) es de titularidad de los accionistas minoritarios.

Las acciones de Telefónica Móviles Perú Holding S.A.A. son negociadas en la Bolsa de Valores de Lima, bajo la siguiente denominación: TMOVILC1, y su valor nominal es de S/. 1.00 cada una.

Distribución accionaria

A continuación se muestra la distribución accionaria al cierre del ejercicio 2006:

	2006
Latin America Cellular Holdings B.V.	98,34196%
Telefónica, S.A.	0,13958%
Telefónica del Perú S.A.A.	0,00011%
Accionistas minoritarios	1,51835%

Al 31 de diciembre de 2006, la participación de los primeros 10 accionistas fue la siguiente:

Accionista	Participación
1er. (*)	98,34196%
2do.	0,17903%
3ro. (**)	0,13958%
4to.	0,04431%
5to.	0,03884%
6to.	0,02151%
7mo.	0,02023%
8vo.	0,01724%
9no.	0,01445%
10mo.	0,01133%

Fuente: Propia empresa

(*) Latin America Cellular Holdings B.V. pertenece al Grupo Económico de Telefónica, S.A., empresa constituida en España.

(**) Telefónica, S.A empresa constituida en España.

La tenencia de acciones es la siguiente:

Tenencia	Número de Accionistas	Porcentaje de participación
Menor al 1%	84,839	1.65804%
Entre el 1% - 5%	-	-
Entre 5% - 10%	-	-
Mayor al 10%	1	98,34196%
Total	84 840	100,0000%

Acción de Telefónica Móviles Perú Holding S.A.A.

Durante el año 2006 las acciones de la Sociedad registraron la siguiente cotización (S/.):

Renta Variable

	COTIZACIONES AÑO 2006				PRECIO
MES	APERTURA	CIERRE	MÁXIMA	MÍNIMA	PROMEDIO
	S/.	S/.	S/.	S/.	
ENERO	2.50	2.35	2.50	2.35	2.42
FEBRERO	2.36	2.35	2.47	2.35	2.40
MARZO	2.28	2.20	2.34	2.00	2.14
ABRIL	1.87	1.82	2.06	1.80	1.93
MAYO	1.82	1.81	1.82	1.80	1.79
JUNIO	1.81	2.20	2.50	1.81	2.50
JULIO	2.15	2.15	2.15	2.15	2.17
AGOSTO	2.15	2.00	2.86	2.00	2.18
SEPTIEMBRE	2.05	2.05	2.05	2.05	2.16
OCTUBRE	2.05	2.36	2.36	2.05	2.27
NOVIEMBRE	2.36	2.54	2.54	2.36	2.39
DICIEMBRE	2.60	2.93	2.93	2.60	2.82

Capitalización Bursátil

Al cierre del año 2006, la capitalización bursátil de Telefónica Móviles Perú Holding S.A.A. ascendió a S/. 1 045 338 992 millones, con una variación de 15.35% con respecto a la capitalización del cierre del año anterior.

Dividendos

La compañía tiene como política pagar dividendos hasta un máximo de 50% de la utilidad neta, luego de descontar la reserva legal (10%). Dicho dividendo, se entrega en dos partes, (un adelanto y el saldo final) luego de terminado el ejercicio y de ser aprobado dicho pago en la Junta General de Accionistas.

El 24 de marzo de 2006, la Junta General de Accionistas dispuso que debido a que la empresa no arrojó utilidades en el ejercicio 2005, no habría acuerdo que adoptar sobre la aplicación de utilidades.

Anexo 1

Gobierno Corporativo

INFORMACIÓN SOBRE EL CUMPLIMIENTO DE LOS PRINCIPIOS DE BUEN GOBIERNO PARA LAS SOCIEDADES PERUANAS

(Correspondiente al ejercicio 2006)

Razón Social : Telefónica Móviles Perú Holding S.A.A. (En adelante EMPRESA)

RUC : 20500805103

Dirección : Av. Juan de Arona N° 786, Piso 10, San Isidro, Lima, Perú

Teléfonos : (511) 215-7400

Fax : (511) 215-7400 anexo 7631

Representante Bursátil : Madeleine Osterling Letts

I. SECCIÓN PRIMERA: EVALUACIÓN DE 26 PRINCIPIOS

LOS DERECHOS DE LOS ACCIONISTAS

Principios	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
1. Principio (I.C.1. segundo párrafo).- No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente.					X
2. Principio (I.C.1. tercer párrafo).- El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas.					X

a. Indique el número de juntas de accionistas convocadas por la EMPRESA durante el ejercicio materia del presente informe.

I. TIPO	NÚMERO
JUNTA GENERAL DE ACCIONISTAS	2
JUNTA ESPECIAL DE ACCIONISTAS	0

b. De haber convocado a juntas de accionistas, complete la siguiente información para cada una de ellas.

FECHA DE AVISO DE CONVOCA-TORIA*	FECHA DE LA JUNTA	LUGAR DE LA JUNTA	TIPO DE JUNTA		QUÓRUM %	Nº DE ACC. ASISTENTES	DURACIÓN	
			ESPECIAL	GENERAL			HORA DE INICIO	HORA DE TÉRMINO
27 de febrero de 2006	24 de febrero de 2006	Av. Juan de Arona N° 786, San Isidro, Lima.	(...)	(x)	98.22 %	350,412,212	12:00 horas	13:00 horas
04 de septiembre de 2006	29 de septiembre de 2006	Av. Juan de Arona N° 786, San Isidro, Lima	(...)	(x)	98.72 %	352,207,814	11:00 horas	11:45 horas

* En caso de haberse efectuado más de una convocatoria, indicar la fecha de cada una de ellas.

c. ¿Qué medios, además del contemplado en el artículo 43 de la Ley General de Sociedades, utiliza la EMPRESA para convocar a las Juntas?

(...) CORREO ELECTRÓNICO
(...) DIRECTAMENTE EN LA EMPRESA
(...) VÍA TELEFÓNICA
(...) PÁGINA DE INTERNET
(...) CORREO POSTAL
(...) OTROS. Detalle ....
(x) NINGUNO

d. Indique si los medios señalados en la pregunta anterior, se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

e. En caso que la EMPRESA cuente con una página web corporativa, ¿es posible obtener las actas de las juntas de accionistas a través de dicha página?

	SÍ	NO
SOLO PARA ACCIONISTAS	(...)	(...)
PARA EL PÚBLICO EN GENERAL	(...)	(...)

(x) NO CUENTA CON PÁGINA WEB

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
3. ***Principio (I.C.2).- Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales.*** ***Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable.***					X

a. Indique si los accionistas pueden incluir puntos a tratar en la agenda mediante un mecanismo adicional al contemplado en la Ley General de Sociedades (artículo 117 para sociedades anónimas regulares y artículo 255 para sociedades anónimas abiertas).

(...) SÍ (x) NO

b. En caso que la respuesta a la pregunta anterior sea afirmativa, detalle los mecanismos alternativos.

____

____

c. Indique si los mecanismos descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*

(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

d. Indique el número de solicitudes presentadas por los accionistas durante el ejercicio materia del presente Informe para la inclusión de temas a tratar en la agenda de juntas.

NÚMERO DE SOLICITUDES		
RECIBIDAS	ACEPTADAS	RECHAZAS
0	0	0

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
4. Principio (I.C.4.I.).- El estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe.					X

a. De acuerdo con lo previsto en el artículo 122 de la Ley General de Sociedades, indique si el estatuto de la EMPRESA limita el derecho de representación, reservándolo:

(...) A FAVOR DE OTRO ACCIONISTA
(...) A FAVOR DE UN DIRECTOR
(...) A FAVOR DE UN GERENTE
(x) NO SE LIMITA EL DERECHO DE REPRESENTACIÓN

b. Indique para cada Junta realizada durante el ejercicio materia del presente informe la siguiente información:

TIPO DE JUNTA		FECHA DE JUNTA	PARTICIPACIÓN (%) SOBRE EL TOTAL DE ACCIONES CON DERECHO A VOTO	
GENERAL	ESPECIAL		A TRAVÉS DE PODERES	EJERCICIO DIRECTO
(x)	(...)	24-02-2006	99.99%	0.01%
(x)	(...)	29-09-2006	99.99%	0.01%

c. Indique los requisitos y formalidades exigidas para que un accionista pueda representarse en una junta.

FORMALIDAD (INDIQUE SI LA EMPRESA EXIGE CARTA SIMPLE, CARTA NOTARIAL, ESCRITURA PÚBLICA U OTROS)	CARTA SIMPLE ESPECIAL PARA CADA JUNTA, SALVO EN CASO DE PODERES OTORGADOS POR ESCRITUTRA PÚBLICA.
ANTICIPACIÓN (NÚMERO DE DÍAS PREVIOS A LA JUNTA CON QUE DEBE PRESENTARSE EL PODER)	24 HORAS DE ANTICIPACIÓN A LA HORA FIJADA PARA LA JUNTA, SIN CONSIDERAR LAS HORAS CORRESPONDIENTES A LOS DÍAS INHÁBILES.
COSTO (INDIQUE SI EXISTE UN PAGO QUE EXIJA LA EMPRESA PARA ESTOS EFECTOS Y A CUÁNTO ASCIENDE)	SIN COSTO ALGUNO

d. Indique si los requisitos y formalidades descritas en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(X.)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

TRATAMIENTO EQUITATIVO DE LOS ACCIONISTAS

Principio	Cumplimiento				
	0	1	2	3	4
5. Principio (II.A.1, tercer párrafo).- Es recomendable que la sociedad emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión.					

No podríamos medir el cumplimiento de este principio porque la empresa no tiene emisión de acciones de inversión u otros valores accionarios sin derecho a voto, todas las acciones emitidas por la empresa otorgan derecho a voto.

a. ¿La EMPRESA ha realizado algún proceso de canje de acciones de inversión en los últimos cinco años?

(...) SÍ (...) NO (x) NO APLICA

Principio	Cumplimiento				
	0	1	2	3	4
6. Principio (II.B).- Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control. Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma.					

No podríamos medir el cumplimiento de este principio en la medida que actualmente los miembros del Directorio de la empresa guardan relación de dependencia con el grupo económico del accionista mayoritario, considerando que dicho grupo posee el 98.34% del capital de la empresa y sólo el 1.52% restante se encuentra distribuido en otros accionistas.

a. Indique el número de directores dependientes e independientes de la EMPRESA[1].

DIRECTORES	NÚMERO
DEPENDIENTES	5
INDEPENDIENTES	
Total	5

b. Indique los requisitos especiales (distintos de los necesarios para ser director) para ser director independiente de la EMPRESA?

____
____
____

(x) NO EXISTEN REQUISITOS ESPECIALES

c. Indique si los requisitos especiales descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

[1] Los directores independientes son aquellos que no se encuentran vinculados con la administración de la entidad emisora ni con sus accionistas principales.
Para dicho efecto, la vinculación se define en el Reglamento de Propiedad Indirecta, Vinculación y Grupo Económico. Los accionistas principales, por su parte, son aquellas personas naturales o jurídicas que tienen la propiedad del cinco (5%) o más del capital de la entidad emisora.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

d. Indique si los directores de la EMPRESA son parientes en primer grado o en segundo grado de consanguinidad, o parientes en primer grado de afinidad, o cónyuge de:

NOMBRES Y APELLIDOS DEL DIRECTOR	VINCULACIÓN CON:			NOMBRES Y APELLIDOS DEL ACCIONISTA[1/.] / DIRECTOR / GERENTE	AFINIDAD	INFORMACIÓN ADICIONAL [2/.]
	ACCIONISTA [1/.]	DIRECTOR	GERENTE			
Ninguno	(...)	(...)	(...)	ninguno	ninguna	

[1/.] Accionistas con una participación igual o mayor al 5% de las acciones de la empresa (por clase de acción, incluidas las acciones de inversión).

[2/.] En el caso exista vinculación con algún accionista incluir su participación accionaria. En el caso que la vinculación sea con algún miembro de la plana gerencial, incluir su cargo.

e. En caso que algún miembro del Directorio ocupe o haya ocupado durante el ejercicio materia del presente informe algún cargo gerencial en la EMPRESA, indique la siguiente información:

NOMBRES Y APELLIDOS DEL DIRECTOR	CARGO GERENCIAL QUE DESEMPEÑA O DESEMPEÑÓ	FECHA EN EL CARGO GERENCIAL	
		INICIO	TÉRMINO
Javier Manzanares Gutiérrez	Gerente General	Noviembre 2000	Vigente

f. En caso que algún miembro del Directorio de la EMPRESA también sea o haya sido durante el ejercicio materia del presente informe miembro de Directorio de otra u otras empresas inscritas en el Registro Público del Mercado de Valores, indique la siguiente información:

NOMBRES Y APELLIDOS DEL DIRECTOR	DENOMINACIÓN SOCIAL DE LA(S) EMPRESA(S)	FECHA	
		INICIO	TÉRMINO
Antonio Carlos Valente Da Silva	Telefónica Móviles S.A. Telefónica del Perú S.A.A.	2006 2004	Vigente 2006
Javier Manzanares Gutiérrez	Telefónica Móviles S.A. Telefónica del Perú S.A.A.	2001 2006	Vigente Vigente

COMUNICACIÓN Y TRANSPARENCIA INFORMATIVA

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
7. ***Principio (IV.C, segundo, tercer y cuarto párrafo).- Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales.*** ***Es recomendable que estas asesorías sean realizadas por auditores distintos o, en todo caso, de que las realicen los mismos auditores, que***					X

ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que efectúe el auditor. *Se debe informar con respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor.*					

a. Indique la siguiente información de las sociedades de auditoría que han brindado servicios a la EMPRESA en los últimos 5 años.

RAZÓN SOCIAL DE LA SOCIEDAD DE AUDITORIA	SERVICIO*	PERIODO	RETRIBUCIÓN**
Gris Hernández y Asociados Sociedad Civil, miembro de Deloitte Touche Tohmatsu	Auditoría Financiera	2001 - 2004	100%
Medina, Zaldivar, Paredes & Asociados Sociedad Civil, Miembro de Ernst & Young Global	Auditoria Financiera	2005 – 2006	100%

* Incluir todos los tipos de servicios tales como: dictámenes de información financiera, peritajes contables, auditorías operativas, auditorías de sistemas, auditoría tributaria u otros servicios especiales.

** Del monto total pagado a la sociedad de auditoría por todo concepto, indicar el porcentaje que corresponde a retribución por servicios de auditoría financiera.

b. Describa los mecanismos preestablecidos para contratar a la sociedad de auditoría encargada de dictaminar los estados financieros anuales (incluida la identificación del órgano de la EMPRESA encargado de elegir a la sociedad auditora).

Normativa sobre aprobación previa del servicio a prestar por el auditor externo. Lo designa la Junta General de Accionistas en la Junta General Obligatoria Anual, pudiendo delegar dicha facultad en el Directorio de la Sociedad.

(...) NO EXISTEN MECANISMOS PREESTABLECIDOS

c. Indique si los mecanismos descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(x)	(...)	(...)	(x)	Normativa sobre aprobación previa del servicio a prestar por el auditor externo.

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

d. Indique si la sociedad de auditoría contratada para dictaminar los estados financieros de la EMPRESA correspondientes al ejercicio materia del presente informe, dictaminó también los estados financieros del mismo ejercicio, para otras empresas de su grupo económico.

(x) SÍ (...) NO

RAZÓN SOCIAL DE LA (S) EMPRESA (S) DEL GRUPO ECONÓMICO
Telefónica Móviles S.A.

e. Indique el número de reuniones que durante el ejercicio materia del presente informe el área encargada de auditoría interna ha celebrado con la sociedad auditora contratada.

NÚMERO DE REUNIONES							
0	1	2	3	4	5	MÁS DE 5	NO APLICA
(...)	(...)	(...)	(...)	(...)	(...)	(x)	(...)

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
8. Principio (IV.D.2).- La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto.					X

a. Indique cuál (es) es (son) el (los) medio (s) o la (s) forma (s) por la que los accionistas o los grupos de interés de la EMPRESA pueden solicitar información para que su solicitud sea atendida.

	ACCIONISTAS	GRUPOS DE INTERÉS
CORREO ELECTRÓNICO	(x)	(x)
DIRECTAMENTE EN LA EMPRESA	(x)	(x)
VÍA TELEFÓNICA	(x)	(x)
PÁGINA DE INTERNET	(...)	(...)
CORREO POSTAL	(...)	(...)
Otros. Detalle	(...)	(...)

b. Sin perjuicio de las responsabilidades de información que tiene el Gerente General de acuerdo con el artículo 190 de la Ley General de Sociedades, indique cuál es el área y/o persona encargada de recibir y tramitar las solicitudes de información de los accionistas. En caso que sea una persona la encargada, incluir adicionalmente su cargo y área en la que labora.

ÁREA ENCARGADA	ASESORÍA LEGAL

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	CARGO	ÁREA
MADELEINE OSTERLING LETTS	REPRESENTANTE BURSÁTIL Y ASESORA LEGAL	ASESORÍA LEGAL

c. Indique si el procedimiento de la EMPRESA para tramitar las solicitudes de información de los accionistas y/o los grupos de interés de la EMPRESA se encuentra regulado en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) LA EMPRESA CUENTA CON UN PROCEDIMIENTO PERO ESTE NO SE ENCUENTRA REGULADO

(x) NO APLICA. NO EXISTE UN PROCEDIMIENTO PREESTABLECIDO.

d. Indique el número de solicitudes de información presentadas por los accionistas y/o grupos de interés de la EMPRESA durante el ejercicio materia del presente informe.

NÚMERO DE SOLICITUDES		
RECIBIDAS	ACEPTADAS	RECHAZAS
0	0	0

e. En caso que la EMPRESA cuente con una página web corporativa ¿incluye una sección especial sobre gobierno corporativo o relaciones con accionistas e inversores?

(...) SÍ (...) NO (x) NO CUENTA CON PÁGINA WEB

f. Durante el ejercicio materia del presente informe indique si ha recibido algún reclamo por limitar el acceso de información a algún accionista.

(...) SÍ (x) NO

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
9. Principio IV.D.3.).- Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad, deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el estatuto o reglamento interno de la sociedad. En todo caso, la revelación de información no debe poner en peligro la posición competitiva de la empresa ni ser susceptible de afectar el normal desarrollo de las actividades de la misma.					X

a. ¿Quién decide sobre el carácter confidencial de una determinada información?

(x) EL DIRECTORIO
(x) EL GERENTE GENERAL
(...) OTROS. Detalle ...

b. Detalle los criterios preestablecidos de carácter objetivo que permiten calificar determinada información como confidencial. Adicionalmente, indique el número de solicitudes de información presentadas por los accionistas durante el ejercicio materia del presente informe que fueron rechazadas debido al carácter confidencial de la información.

Normas Internas de Conducta y Código Ético. Ninguna solicitud

(...) NO EXISTEN CRITERIOS PREESTABLECIDOS

c. Indique si los criterios descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(x)	Normas Internas de Conducta y Código Ético.

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
10. Principio (IV.F, primer párrafo).- La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia.			X		

a. Indique si la EMPRESA cuenta con un área independiente encargada de auditoría interna.

(...) SÍ (x) NO

La empresa no cuenta con auditor interno, sino con un área de Intervención que trabaja con un área de auditoria interna corporativa, para todas las empresas del Grupo Telefónica en el Perú.

b. En caso que la respuesta a la pregunta anterior sea afirmativa, dentro de la estructura orgánica de la EMPRESA indique, jerárquicamente, de quién depende auditoria interna y a quién tiene la obligación de reportar.

DEPENDE DE:	
REPORTA A:	

c. Indique cuáles son las principales responsabilidades del encargado de auditoria interna y si cumple otras funciones ajenas a la auditoria interna.

Principales responsabilidades de la auditoria corporativa:
-Velar por el fiel cumplimiento de leyes, regulaciones y normas interna.
-Fiabilidad de la información.
-Eficacia y eficiencia de las operaciones.
-Integridad del patrimonio de la organización.

d. Indique si las responsabilidades descritas en la pregunta anterior se encuentran reguladas en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(X)	(...)	(...)	Estatuto de la función de inspección y auditoria interna corporativa del grupo Telefónica

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADAS

LAS RESPONSABILIDADES DEL DIRECTORIO

Principio	Cumplimiento				
	0	1	2	3	4
11. Principio (V.D.1).- El Directorio debe realizar ciertas funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones.					X

a. En caso que el Directorio de la EMPRESA se encuentre encargado de la función descrita en este principio, indicar si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(X)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) EL DIRECTORIO SE ENCARGA DE LA FUNCIÓN DESCRITA PERO ESTA NO SE ENCUENTRA REGULADA
(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTA FUNCIÓN

Principios	Cumplimiento				
	0	1	2	3	4
El Directorio debe realizar ciertas funciones claves, a saber:					
12. Principio (V.D.2).- Seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución.				X	
13. Principio (V.D.3).- Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente.					X

En el caso del numeral 12. dichas facultades también han sido delegadas a la Gerencia General de la Empresa.

a. En caso el Directorio de la EMPRESA se encuentre encargado de las funciones descritas en este principio, indique si ellas se encuentran reguladas en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(x)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) EL DIRECTORIO SE ENCARGA DE LAS FUNCIONES DESCRITAS PERO ESTAS NO SE ENCUENTRAN REGULADAS

(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTAS FUNCIONES

b. Indique el órgano que se encarga de:

FUNCIÓN	DIRECTORIO	GERENTE GENERAL	OTROS (Indique)
CONTRATAR Y SUSTITUIR AL GERENTE GENERAL	(x)	(...)	
CONTRATAR Y SUSTITUIR A LA PLANA GERENCIAL	(x)	(x)	
FIJAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(x)	(x)	
EVALUAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(x)	(x)	
EVALUAR LA REMUNERACIÓN DE LOS DIRECTORES	(x)	(...)	

c. Indique si la EMPRESA cuenta con políticas internas o procedimientos definidos para:

POLÍTICAS PARA:	SÍ	NO
CONTRATAR Y SUSTITUIR A LOS PRINCIPALES EJECUTIVOS	(x)	(...)
FIJAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(x)	(...)
EVALUAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(x)	(...)
EVALUAR LA REMUNERACIÓN DE LOS DIRECTORES	(x)	(...)
ELEGIR A LOS DIRECTORES	(x)	(...)

d. En caso la respuesta a la pregunta anterior sea afirmativa para uno o más de los procedimientos señalados, indique si dichos procedimientos se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(x)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

Principio	***Cumplimiento***				
	0	***1***	***2***	***3***	***4***
14. El Directorio debe realizar ciertas funciones claves, a saber: ***Principio (V.D.4).- Realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.***				X	

a. En caso que el Directorio de la EMPRESA se encuentre encargado de la función descrita en este principio, indique si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(x)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) EL DIRECTORIO SE ENCARGA DE LA FUNCIÓN DESCRITA PERO ESTA NO SE ENCUENTRA REGULADA

(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTA FUNCIÓN

b. Indique el número de casos de conflictos de intereses que han sido materia de discusión por parte del Directorio durante el ejercicio materia del presente informe.

NÚMERO DE CASOS	0

c. Indique si la EMPRESA o el Directorio de ésta cuenta con un Código de Ética o documento (s) similar (es) en el (los) que se regulen los conflictos de intereses que pueden presentarse.

(x) SÍ (...) NO

En caso su respuesta sea positiva, indique la denominación exacta del documento:
Código Ético

Indique los procedimientos preestablecidos para aprobar transacciones entre partes relacionadas.

Aprobación del Comité de Ética

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
15. El Directorio debe realizar ciertas funciones claves, a saber: ***Principio (V.D.5).- Velar por la integridad de los sistemas de contabilidad y de los estados financieros de la sociedad, incluida una auditoría independiente, y la existencia de los debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley.***					*X*

a. En caso que el Directorio de la EMPRESA se encuentra encargado de la función descrita en este principio, indique si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(x)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) EL DIRECTORIO SE ENCARGA DE LA FUNCIÓN DESCRITA PERO ESTA NO SE ENCUENTRA REGULADA

(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTA FUNCIÓN

b. Indique si la EMPRESA cuenta con sistemas de control de riesgos financieros y no financieros.

(x) SÍ (...) NO

c. Indique si los sistemas de control a que se refiere la pregunta anterior, se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(x)	Normativa sobre registro, conservación y control de la información financiera contable.

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
16. El Directorio debe realizar ciertas funciones claves, a saber: Principio(V.D.6).- Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.				X	

a. ¿El Directorio de la EMPRESA se encuentra encargado de la función descrita en este principio?

(x) SÍ (...) NO

b. Indique los procedimientos preestablecidos para supervisar la efectividad de las prácticas de gobierno, especificando el número de evaluaciones que se han realizado durante el periodo.

El Directorio con la colaboración de la Dirección de Asuntos Legales y la Dirección de Finanzas, en base a una evaluación crítica, desarrolla el cuestionario de Buen Gobierno Corporativo que forma parte de la Memoria Anual y lo somete a la aprobación de la Junta General de Accionistas.

c. Indique si los procedimientos descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(x) NO SE ENCUENTRAN REGULADOS

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
17. El Directorio debe realizar ciertas funciones claves, a saber: Principio (V.D.7).- Supervisar la política de información.				X	

En adición a las facultadse del Directorio, los temas sobre confidencialidad de la información los atiende y resuelve el Comité de Cumplimiento Normativo y el Comité Ético.

a. En caso el Directorio se encuentre encargado de la función descrita en este principio, indicar si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(x)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) EL DIRECTORIO SE ENCARGA DE LA FUNCIÓN DESCRITA PERO ESTA NO SE ENCUENTRA REGULADA

(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTA FUNCIÓN

b. Indique la política de la EMPRESA sobre revelación y comunicación de información a los inversionistas.

Plena disponibilidad y transparencia en temas de información a accionistas e inversionistas dentro del marco normativo del mercado de valores.

(...) NO APLICA, LA EMPRESA NO CUENTA CON LA REFERIDA POLÍTICA

c. Indique si la política descrita en la pregunta anterior se encuentra regulada en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(x) NO SE ENCUENTRA REGULADA

Principio	Cumplimiento				
	0	1	2	3	4
18. Principio (V.E.1).- El Directorio podrá conformar órganos especiales de acuerdo con las necesidades y dimensión de la Sociedad, en especial aquella que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, a las funciones de nombramiento, retribución, control y planeamiento, entre otras. Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses.			X		

La empresa no cuenta con Comités de Directorio u órganos al interior del mismo, sino que cuenta con Comités independientes aprobados por el Directorio y siempre con cargo a dar cuenta almismo.

a. En caso que la respuesta a la pregunta anterior sea afirmativa, indique la siguiente información respecto de cada comité del Directorio con que cuenta la EMPRESA

COMITÉ				
I. FECHA DE CREACIÓN:				
II. FUNCIONES:				
III. PRINCIPALES REGLAS DE ORGANIZACIÓN Y FUNCIONAMIENTO:				
IV. MIEMBROS DEL COMITÉ:				
NOMBRES Y APELLIDOS	FECHA		CARGO DENTRO DEL COMITÉ	
	INICIO	TÉRMINO		
V. NÚMERO DE SESIONES REALIZADAS DURANTE EL EJERCICIO:				
VI. CUENTA CON FACULTADES DELEGADAS DE ACUERDO CON EL ARTÍCULO 174 DE LA LEY GENERAL DE SOCIEDADES:			(...) SI	(...) NO

(x) NO APLICA, LA EMPRESA NO CUENTA CON COMITÉS DE DIRECTORIO

Principio	Cumplimiento				
	0	1	2	3	4
19. Principio (V.E.3).- El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de manera que las decisiones que en él se adopten, sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la empresa y de los accionistas.					X

a. Indique la siguiente información correspondiente a los directores de la EMPRESA durante el ejercicio materia del presente informe.

NOMBRES Y APELLIDOS	FORMACIÓN[2]	FECHA		PART. ACCIONARIA[3]	
		INICIO[1]	TÉRMINO	N° DE ACCIONES	PART. (%)
DIRECTORES DEPENDIENTES					
Antonio Valente Da Silva	Ingeniero eléctrico con estudios de postgrado en Administración y Negocios, y cursos de especialización en Gerencia de Sistemas y Negocios, así como Estrategia Empresarial en MIT/Sloan de Estados Unidos de América. Es Director y Presidente del Directorio de diferentes empresas del Grupo Telefónica en el Perú y en el extranjero, y antes ha ocupado cargos ejecutivos en otras empresas de telecomunicaciones.	2006	Vigente	Ninguna	
Javier Manzanares Gutiérrez	Licenciado en Ciencias Económicas y Empresariales. Es miembro del Directorio de Telefónica Móviles Perú Holding S.A.A. Además, ha ocupado diversos cargos ejecutivos en empresas del Grupo Telefónica en el Perú y en el extranjero.	2000	Vigente	Ninguna	
Luis Miguel Gilperez López	Ingeniero Industrial, es ejecutivo, Director y Presidente del Directorio de diferentes empresas del Grupo Telefónica en España y en el extranjero.	2006	Vigente	Ninguna	
Ernesto López Mozo	Ingeniero Civil, con Master en Administración y Finanzas en Wharton School de los Estados Unidos de América. Es Director de diversas empresas del Grupo Telefónica en el extranjero, y antes ha ocupado diversos cargos ejecutivos en otras empresas del sector finanzas.	2006	Vigente	Ninguna	
	Contador Público Colegiado y graduado en	2006	Vigente	Ninguna	

Nombres y Apellidos	Formación[2]	Fecha		Part. Accionaria[3]	
		Inicio[1]	Término	N° de acciones	Part. (%)
Eduardo Caride	Administración y Finanzas. Es director de diversas empresas del Grupo Telefónica en el extranjero, y antes ha ocupado diversos cargos ejecutivos en otras empresas del sector finanzas.				
Directores Independientes					
No hay					

[1]. Corresponde al primer nombramiento.
[2]. Incluir la formación profesional y si cuenta con experiencia en otros directorios.
[3]. Aplicable obligatoriamente sólo para los directores con una participación sobre el capital social mayor o igual al 5% de las acciones de la empresa.

Principio	Cumplimiento				
	0	1	2	3	4
20. ***Principio (V.F. segundo párrafo).- La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se traten de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos.***					X

a. ¿Cómo se remite a los directores la información relativa a los asuntos a tratar en una sesión de Directorio?

(x) CORREO ELECTRÓNICO
(...) CORREO POSTAL
(x) OTROS. Detalle. *Esquela con cargo de recepción, carta notarial o facsímil debidamente recibido.*
(...) SE RECOGE DIRECTAMENTE EN LA EMPRESA

b. ¿Con cuántos días de anticipación se encuentra a disposición de los directores de la EMPRESA la información referida a los asuntos a tratar en una sesión?

	Menor a 3 días	De 3 a 5 días	Mayor a 5 días
Información no confidencial	(x)	(...)	(...)
Información confidencial	(x)	(...)	(...)

c. Indique si el procedimiento establecido para que los directores analicen la información considerada como confidencial se encuentra regulado en algún (os) documento (s) de la EMPRESA.

Estatuto	Reglamento Interno	Manual	Otros	Denominación del documento*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) LA EMPRESA CUENTA CON UN PROCEDIMIENTO ESTABLECIDO PERO ESTE NO SE ENCUENTRA REGULADO
(x) NO APLICA. LA EMPRESA NO CUENTA CON UN PROCEDIMIENTO

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
21. Principio (V.F. tercer párrafo).- Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones.					X

a. Indique las políticas preestablecidas sobre contratación de servicios de asesoría especializada por parte del Directorio o los directores.

Salvo lo dispuesto en el Reglamento de Toma de Decisiones no existen política preestablecidas

(...) NO APLICA. LA EMPRESA NO CUENTA CON LAS REFERIDAS POLÍTICAS

b. Indique si las políticas descritas en la pregunta anterior se encuentran reguladas en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADAS

c. Indique la lista de asesores especializados del Directorio que han prestado servicios para la toma de decisiones de la EMPRESA durante el ejercicio materia del presente informe.

El Directorio de la empresa no cuenta con asesores especializados que hayan prestado servicios para la toma de decisiones durante el ejercicio del presente informe.

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
22. Principio (V.H.1) .- Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad.					X

a. En caso que LA EMPRESA cuente con programas de inducción para los nuevos directores, indique si dichos programas se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(x) LOS PROGRAMAS DE INDUCCIÓN NO SE ENCUENTRAN REGULADOS
(...) NO APLICA. LA EMPRESA NO CUENTA CON LOS REFERIDOS PROGRAMAS

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
23. Principio V.H.3).- Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produce la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no					X

exista disposición de un tratamiento distinto en el estatuto.					

a. ¿Durante el ejercicio materia del presente informe se produjo la vacancia de uno o más directores?

(...) SÍ (x) NO

b. En caso que la respuesta a la pregunta anterior sea afirmativa, de acuerdo con el segundo párrafo del artículo 157 de la Ley General de Sociedades, indique lo siguiente:.

	SÍ	NO
¿EL DIRECTORIO ELIGIÓ AL REEMPLAZANTE?	(...)	(...)
DE SER EL CASO, TIEMPO PROMEDIO DE DEMORA EN DESIGNAR AL NUEVO DIRECTOR (EN DÍAS CALENDARIO)		

c. Indique los procedimientos preestablecidos para elegir al reemplazante de directores vacantes.

El propio Directorio llena la vacancia o vacancias en el supuesto que no hubiesen directores alternos a quienes corresponda hacerlo.

(...) NO APLICA. LA EMPRESA NO CUENTA CON PROCEDIMIENTOS

d. Indique si los procedimientos descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(x)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

Principios	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
***24.** **Principio (V.I, primer párrafo).**- Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos.*					X
***25.** **Principio (V.I, segundo párrafo).**- La estructura orgánica de la Sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales.*				X	

a. En caso que alguna de las respuestas a la pregunta anterior sea afirmativa, indique si las responsabilidades del Presidente del Directorio; del Presidente Ejecutivo, de ser el caso; del Gerente General, y de otros funcionarios con cargos gerenciales se encuentran contenidas en algún (os) documento (s) de la EMPRESA.

RESPONSABILIDADES DE:	ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*	NO ESTÁN REGULADAS	NO APLICA **
PRESIDENTE DE DIRECTORIO	(x)	(...)	(...)	(...)		(...)	(...)
PRESIDENTE EJECUTIVO	(...)	(...)	(...)	(...)		(...)	(x)
GERENTE GENERAL	(x)	(x)	(...)	(...)	Reglamento interno de Trabajo	(...)	(...)

PLANA GERENCIAL	(x)	(x)	(...)	(...)	Reglamento interno de Trabajo	(...)	(...)

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.
** En la EMPRESA las funciones y responsabilidades del funcionario indicado no están definidas.

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
26. Principio V.I.5).- Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la empresa a favor de los accionistas.					X

a. Respecto de la política de bonificación para la plana gerencial, indique la(s) forma(s) en que se da dicha bonificación.

(...) ENTREGA DE ACCIONES
(...) ENTREGA DE OPCIONES
(x) ENTREGA DE DINERO
(...) OTROS. Detalle ....
(...) NO APLICA. LA EMPRESA NO CUENTA CON PROGRAMAS DE BONIFICACIÓN PARA LA PLANA GERENCIAL

b. Indique si la retribución (sin considerar bonificaciones) que percibe el gerente general y plana gerencial es:

	REMUNERACIÓN FIJA	REMUNERACIÓN VARIABLE	RETRIBUCIÓN (%)*
GERENTE GENERAL	(...)	(...)	0
PLANA GERENCIAL	(...)	(...)	

* Indicar el porcentaje que representa el monto total de las retribuciones anuales de los miembros de la plana gerencial y el gerente general, respecto del nivel de ingresos brutos, según los estados financieros de la EMPRESA.

c. Indique si la EMPRESA tiene establecidos algún tipo de garantías o similar en caso de despidos del gerente general y/o plana gerencial.

(...) SÍ (X) NO

II. SECCIÓN SEGUNDA: INFORMACIÓN ADICIONAL

<u>DERECHOS DE LOS ACCIONISTAS</u>

a. Indique los medios utilizados para comunicar a los nuevos accionistas sus derechos y la manera en que pueden ejercerlos.

(...) CORREO ELECTRÓNICO
(...) DIRECTAMENTE EN LA EMPRESA
(...) VÍA TELEFÓNICA
(...) PÁGINA DE INTERNET
(...) CORREO POSTAL
(...) OTROS. DETALLE..
(x) NO APLICA. NO SE COMUNICAN A LOS NUEVOS ACCIONISTAS SUS DERECHOS NI LA MANERA DE EJERCERLOS

b. Indique si los accionistas tienen a su disposición durante la junta los puntos a tratar de la agenda y los documentos que lo sustentan, en medio físico.

(x) SÍ (...) NO

c. Indique qué persona u órgano de la EMPRESA se encarga de realizar el seguimiento de los acuerdos adoptados en las Juntas de accionistas. En caso sea una persona la encargada, incluir adicionalmente su cargo y área en la que labora.

ÁREA ENCARGADA	GERENCIA GENERAL

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	CARGO	ÁREA
JAVIER MANZANARES GUTIÉRREZ	GERENTE GENERAL	GERENCIA GENERAL

d. Indique si la información referida a las tenencias de los accionistas de la EMPRESA se encuentra en:

(x) La EMPRESA
(x) UNA INSTITUCIÓN DE COMPENSACIÓN Y LIQUIDACIÓN

e. Indique con qué regularidad la EMPRESA actualiza los datos referidos a los accionistas que figuran en su matrícula de acciones.

PERIODICIDAD	INFORMACIÓN SUJETA A ACTUALIZACIÓN		
	DOMICILIO	CORREO ELECTRÓNICO	TELÉFONO
MENOR A MENSUAL	(x)	(x)	(x)
MENSUAL	(...)	(...)	(...)
TRIMESTRAL	(...)	(...)	(...)
ANUAL	(...)	(...)	(...)
MAYOR A ANUAL	(...)	(...)	(...)

(...) OTROS, especifique ....

f. Indique la política de dividendos de la EMPRESA aplicable al ejercicio materia del presente informe.

FECHA DE APROBACIÓN	24 de marzo de 2006
ÓRGANO QUE LO APROBÓ	Junta de Accionistas
POLÍTICA DE DIVIDENDOS (CRITERIOS PARA LA DISTRIBUCIÓN DE UTILIDADES)	La empresa tiene como política destinar al pago de dividendos, el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, los mismos que podrán abonarse en calidad de provisionales o definitivos para cada ejercicio, en la oportunidad en que se estime conveniente, en función de los requerimientos de inversión y la situación financiera de la empresa.

g. Indique, de ser el caso, los dividendos en efectivo y en acciones distribuidos por la EMPRESA en el ejercicio materia del presente informe y en el ejercicio anterior.

Al no haber tenido la empresa utilidades en los últimos años, no ha entregado dividendos a sus accionistas.

FECHA DE ENTREGA	DIVIDENDO POR ACCIÓN	
	EN EFECTIVO	EN ACCIONES
CLASE DE ACCIÓN		
EJERCICIO N-1		
EJERCICIO N		
CLASE DE ACCIÓN		
EJERCICIO N-1		
EJERCICIO N		
ACCIONES DE INVERSIÓN		
EJERCICIO N-1		
EJERCICIO N		

DIRECTORIO

h. Respecto de las sesiones del Directorio de la EMPRESA desarrolladas durante el ejercicio materia del presente informe, indique la siguiente información:

Número de sesiones realizadas:	6
Número de sesiones en las cuales uno o más directores fueron representados por directores suplentes o alternos	6
Número de directores titulares que fueron representados en al menos una oportunidad	Todos los Directores han sido representados en al menos una oportunidad

i. Indique los tipos de bonificaciones que recibe el Directorio por cumplimiento de metas en la EMPRESA.

____

____

(x) NO APLICA. LA EMPRESA NO CUENTA CON PROGRAMAS DE BONIFICACIÓN PARA DIRECTORES

j. Indique si los tipos de bonificaciones descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

Estatuto	Reglamento Interno	Manual	Otros	Denominación del documento*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

k. Indique el porcentaje que representa el monto total de las retribuciones anuales de los directores, respecto al nivel de ingresos brutos, según los estados financieros de la EMPRESA.

Los miembros del Directorio no reciben cargos remunerados ni dietas de parte de la empresa.

	Retribuciones totales (%)
Directores independientes	
Directores dependientes	

l. Indique si en la discusión del Directorio, respecto del desempeño de la gerencia, se realizó sin la presencia del gerente general.

(...) SÍ (X) NO

ACCIONISTAS Y TENENCIAS

m. Indique el número de accionistas con derecho a voto, de accionistas sin derecho a voto (de ser el caso) y de tenedores de acciones de inversión (de ser el caso) de la EMPRESA al cierre del ejercicio materia del presente informe.

Clase de acción (incluidas las de inversión)	Número de tenedores (al cierre del ejercicio)
Acciones con derecho a voto	356,770,987
Acciones sin derecho a voto	–
Acciones de inversión	–
Total	356,770,987

n. Indique la siguiente información respecto de los accionistas y tenedores de acciones de inversión con una participación mayor al 5% al cierre del ejercicio materia del presente informe.

Clase de Acción: Comunes con derecho a voto.

NOMBRES Y APELLIDOS	NÚMERO DE ACCIONES	PARTICIPACIÓN (%)	NACIONALIDAD
Latin America Cellular Holdings B.V.	350,855,582	98.34%	Holanda

Clase de Acción: ....

NOMBRES Y APELLIDOS	NÚMERO DE ACCIONES	PARTICIPACIÓN (%)	NACIONALIDAD
	--		
	--		

Acciones de Inversión

NOMBRES Y APELLIDOS	NÚMERO DE ACCIONES	PARTICIPACIÓN (%)	NACIONALIDAD
	--		
	--		

OTROS

o. Indique si la empresa tiene algún reglamento interno de conducta o similar referida a criterios éticos y de responsabilidad profesional.

(x) SÍ (...) NO

En caso su respuesta sea positiva, indique la denominación exacta del documento:

Código Ético.

p. ¿Existe un registro de casos de incumplimiento al reglamento a que se refiere la pregunta a) anterior?

(...) SÍ (x) NO

q. En caso la respuesta a la pregunta anterior sea positiva, indique quién es la persona u órgano de la empresa encargada de llevar dicho registro.

ÁREA ENCARGADA	

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	CARGO	ÁREA

r. Para todos los documentos (Estatuto, Reglamento Interno, Manual u otros documentos) mencionados en el presente informe, indique la siguiente información:

DENOMINACIÓN DEL DOCUMENTO	ÓRGANO DE APROBACIÓN	FECHA DE APROBACIÓN	FECHA DE ÚLTIMA MODIFICACIÓN
Estatuto	Junta de Accionistas	05 de noviembre de 2001	

s. Incluya cualquiera otra información que lo considere conveniente.



Anexo 2

Fuentes de Información

OFICINA PRINCIPAL

Telefónica Móviles S.A.
Dirección: Av. Juan de Arona 786, San Isidro, Lima, Perú
Teléfono: 215-7400
Fax: 215-7400 anexo 7631

INFORMACIÓN FINANCIERA

Telefónica del Perú S.A.A.
Teléfono: 215-7400, 210-1293
Fax: 421-8525. 265-7007
Responsables :
Sr. Fermín Álvarez Carril (falvarezc@tp.com.pe)
Sr. Andrés Simons Chirinos (asimons@tp.com.pe)
Homepage: http://www.movistar.com.pe

Dirección de Asuntos Legales (Departamento de Valores) de Telefónica Móviles S.A.
Dirección: Av. Juan de Arona 786, San Isidro, Lima, Perú
Teléfono: 215-7400 anexo 7620 y 7621
Fax: 215-7400 anexo 7631
Responsable: Dra. Madeleine Osterling Letts
E-mail : mosterli@telefonicamoviles.com.pe

INFORMACIÓN DE MERCADO

Bolsa de Valores de Lima
Dirección: Jr. Miro Quesada 127, Lima
Teléfono: 619-3333

Fax: 619-3359

Homepage: http://www.bvl.com.pe

Cavali ICLV

Dirección: Pasaje Acuña 106, Lima

Teléfono: 311-2200

Fax: 311-2214

Homepage: http://www.cavali.com.pe

Comisión Nacional Supervisora de Empresas y Valores – CONASEV

Dirección: Av.Santa Cruz 315 - Miraflores, LIMA 18, PERU

Teléfono: 6106300

Homepage: http://www.conasev.gob.pe

File No. 82-5134

ASSURANCE

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Estados financieros consolidados al 31 de diciembre de 2006 y de 2005
junto con el dictamen de los auditores independientes


ERNST & YOUNG

MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Estados financieros consolidados al 31 de diciembre de 2006 y de 2005 junto con el dictamen de los auditores independientes

Contenido

Dictamen de los auditores independientes

A los Accionistas de **Telefónica Móviles Perú Holding S.A.A. y Subsidiaria**

Hemos auditado los estados financieros consolidados adjuntos de **Telefónica Móviles Perú Holding S.A.A. y Subsidiaria**, que comprenden el balance general consolidado al 31 de diciembre de 2006 y de 2005, y los estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas, así como el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los Estados Financieros Consolidados
La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros consolidados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante para la preparación y presentación razonable de estados financieros consolidados que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar las estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del Auditor
Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados basada en nuestra auditoría. Nuestra auditoría fue realizada de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y que planifiquemos y realicemos la auditoría para obtener una seguridad razonable de que los estados financieros consolidados no presentan representaciones erróneas de importancia relativa.

Una auditoría comprende la ejecución de procedimientos para obtener evidencia de auditoría sobre los saldos y las divulgaciones en los estados financieros consolidados. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros consolidados contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía para la preparación y presentación razonable de los estados financieros consolidados a fin de diseñar procedimientos de auditoría de acuerdo con las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la Compañía. Una auditoría también comprende la evaluación de si los principios de contabilidad aplicados son apropiados y si las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros consolidados.



Dictamen de los auditores independientes (continuación)

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoría.

Opinión

En nuestra opinión, los estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Telefónica Móviles Perú Holding S.A.A. y Subsidiaria** al 31 de diciembre de 2006 y de 2005, y su desempeño financiero y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Medina, Zaldivar, Paredes & Asociados

Lima, Perú,
5 de febrero de 2007

Refrendado por:

Marco Antonio Zaldivar
C.P.C. Matrícula N°12477

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Balance general consolidado
Al 31 de diciembre de 2006 y de 2005

	Nota	2006 S/(000)	2005 S/(000)
Activo			
Activo corriente			
Caja y bancos	4	260,877	339,781
Cuentas por cobrar comerciales, neto	5	175,787	167,939
Préstamo a empresas relacionadas	14(g)	367,795	5,867
Cuentas por cobrar a empresas relacionadas	14(i)	21,224	35
Otras cuentas por cobrar	6	22,721	39,501
Existencias, neto	7	164,891	87,982
Gastos pagados por anticipado		34,856	8,074
Total activo corriente		1,048,151	649,179
Activo no corriente			
Otras cuentas por cobrar a largo plazo	6	82,855	62,381
Inmuebles, planta y equipo, neto	8	1,069,639	1,263,091
Intangibles, neto	9	142,956	158,996
Activo diferido por impuesto a la renta y participación de los trabajadores	15	145,781	88,689
Total activo no corriente		1,441,231	1,573,137
Total activo		2,489,382	2,222,316

	Nota	2006 S/(000)	2005 S/(000)
Pasivo y patrimonio neto			
Pasivo corriente			
Deuda con entidades bancarias	10	116,054	48,500
Cuentas por pagar comerciales	11	492,512	341,975
Cuentas por pagar a empresas relacionadas	14(i)	70,708	72,258
Otras cuentas por pagar	12	189,378	95,821
Porción corriente de las deudas a largo plazo	13(a)	70,757	573,066
Porción corriente de los bonos	13(e)	200,724	-
Total pasivo corriente		1,140,133	1,131,620
Pasivo no corriente			
Otras cuentas por pagar a largo plazo	12	75,472	95,121
Deudas a largo plazo	13(a)	141,645	91,231
Bonos	13(e)	271,719	-
Total pasivo no corriente		488,836	186,352
Total pasivo		1,628,969	1,317,972
Patrimonio neto	16		
Capital social		379,687	379,687
Capital adicional		402,427	402,427
Reserva legal		15,691	15,691
Otras reservas		(1,081)	-
Pérdidas acumuladas		29,991	71,050
		826,715	868,855
Interes minoritario		33,698	35,489
Total patrimonio neto		860,413	904,344
Total pasivo y patrimonio neto		2,489,382	2,222,316

Las notas a los estados financieros adjuntos son parte integrante del balance general consolidado.

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Estado consolidado de ganancias y pérdidas

Por los años terminados el 31 de diciembre de 2006 y de 2005

	Nota	2006 S/(000)	2005 S/(000)
Ingresos operativos			
Tráfico	18	948,998	651,608
Interconexión con Telefónica del Perú S.A.A.	14	335,769	387,085
Otros	19	552,289	463,859
Total ingresos operativos		1,837,056	1,502,552
Gastos operativos			
Depreciación	8	(502,792)	(416,725)
Materiales y suministros	7	(483,571)	(289,102)
Generales	21	(479,633)	(436,136)
Interconexión	20	(185,109)	(158,483)
Personal	22	(113,170)	(111,273)
Amortización	9	(39,448)	(35,704)
Honorario por transferencia de capacidad técnica y de gestión	26	(6,959)	(13,791)
Total gastos operativos		(1,810,682)	(1,461,214)
Utilidad operativa		26,374	41,338
Otros (gastos) ingresos			
Ingresos financieros	23	17,777	5,644
Gastos financieros	24	(40,679)	(31,538)
Otros, neto	25	(24,149)	(16,125)
Diferencia en cambio, neta	29(a)	20,533	(19,752)
Utilidad (pérdida) antes de la participación de los trabajadores y del impuesto a la renta		(144)	(20,433)
Participación de los trabajadores	15(b)	(11,527)	(4,828)
Impuesto a la renta	15(b)	(31,135)	(13,272)
Pérdida neta		(42,806)	(38,533)
Atribuible a:			
Accionistas de la empresa matriz		(41,059)	(36,521)
Interés Minoritario		(1,747)	(2,012)
Pérdida neta por acción básica y diluida	27	(0.1151)	(0.1024)
Promedio ponderado de acciones en circulación (en miles de unidades)	27	356,771	356,771

Las notas a los estados financieros consolidados adjuntos forman parte integral de este estado.

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Estado consolidado de cambios en el patrimonio neto

Por los años terminados el 31 de diciembre de 2006 y de 2005

	Número de acciones emitidas, nota 27 (En miles de unidades)	Capital social S/(000)	Capital adicional S/(000)	Reserva legal S/(000)	Otras reservas S/(000)	Pérdidas acumuladas S/(000)	Interes minoritario S/(000)	Total S/(000)
Saldos al 1° de enero de 2005	356,771	379,687	402,427	15,691	-	61,242	35,076	894,122
Ajustes, nota 18(e)	-	-	-	-	-	46,329	2,426	48,755
Pérdida neta	-	-	-	-	-	(36,521)	(2,012)	38,533
Saldos al 31 de diciembre de 2005	356,771	379,687	402,427	15,691	-	71,050	35,489	904,344
Pérdida neta	-	-	-	-	-	(41,059)	(1,747)	(42,806)
Otros, nota 18(d)	-	-	-	-	(1,081)	-	(44)	(1,125)
Saldos al 31 de diciembre de 2006	356,771	379,687	402,427	15,691	(1,081)	29,991	33,698	860,413

Las notas a los estados financieros consolidados adjuntos forman parte integral de este estado.

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Estado consolidado de flujos de efectivo

Por los años terminados el 31 de diciembre de 2006 y de 2005

	2006 S/(000)	2005 S/(000)
Actividades de operación		
Cobranzas a clientes y relacionadas	2,026,072	1,569,677
Pago a proveedores y relacionadas	(1,192,964)	(853,711)
Pago a trabajadores	(95,626)	(102,415)
Pago de tributos	(311,716)	(291,180)
Pago de intereses	(6,921)	(23,141)
Otros, neto	(7,180)	5,985
Efectivo proveniente de las actividades de operación	411,665	305,215
Actividades de inversión		
Préstamo otorgado a relacionadas	(361,942)	(5,850)
Adiciones de inmuebles, planta y equipo	(235,661)	(82,465)
Efectivo utilizado en las actividades de inversión	(597,603)	(88,315)
Actividades de financiamiento		
Pago de deudas a largo plazo	(550,314)	(134,412)
Incremento de deudas a corto plazo	65,600	48,500
Emisión de bonos	469,070	-
Aumento de deudas a largo plazo	122,678	85,000
Efectivo proveniente de (utilizado en) las actividades de financiamiento	107,034	(912)
Aumento (disminución) neta de efectivo	(78,904)	215,988
Efectivo al inicio del año	339,781	123,792
Efectivo al final del año	260,877	339,781

Estado consolidado de flujos de efectivo (continuación)

	2006 S/(000)	2005 S/(000)
Conciliación de la pérdida neta con el efectivo proveniente de las actividades de operación		
Pérdida neta	(41,059)	(36,521)
Más (menos) ajustes que no han requerido (generado) efectivo en el año		
Depreciación y amortización	542,240	452,429
Ajustes de inmuebles, planta y equipo y otros, nota 8(f)	-	(66,635)
Impuesto a la renta y participación de los trabajadores diferidos	(53,233)	554
Provisión para cuentas de cobranza dudosa	16,484	12,555
Provisiones diversas	37,996	20,468
Provisión para obsolescencia	(1,362)	5,059
Utilidad en venta de inmuebles, planta y equipo y otros	(1,985)	-
Interés minoritario	(1,747)	(2,012)
Cambios netos en las cuentas de activo y pasivo		
Aumento en cuentas por cobrar comerciales	(24,332)	(73,995)
Aumento en cuentas por cobrar a relacionadas	(15,551)	(3,738)
Aumento en otras cuentas por cobrar	(5,580)	(68,796)
Aumento en existencias	(144,262)	(10,307)
(Aumento) disminución en gastos pagados por anticipado	(26,782)	4,225
Aumento de cuentas por pagar comerciales	103,490	139,831
Disminución de cuentas por pagar a relacionadas	(9,317)	(51,045)
Aumento (disminución) de otras cuentas por pagar	36,665	(16,857)
Efectivo proveniente de las actividades de operación	411,665	305,215

Las notas a los estados financieros consolidados adjuntos forman parte integral de este estado.

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Notas a los estados financieros consolidados

Al 31 de diciembre de 2006 y de 2005

1. **Actividad económica**

Telefónica Móviles Perú Holding S.A.A. (en adelante "la Compañía"), fue constituida el 17 de noviembre de 2000. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones y otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú. Hasta el 16 de junio de 2006 la Compañía era subsidiaria de Telefónica Móviles S.A. (empresa constituida en España). En dicha fecha Telefónica Móviles S.A. transfirió las acciones que mantenía de la Compañía, las cuales representaban el 97.97 por ciento del accionariado total, a Latin American Cellular Holdings B.V. (empresa del grupo Telefónica constituida en Holanda), convirtiéndose la Compañía, de esta manera, en subsidiaria de dicha empresa.

La Compañía no tiene personal, por lo que los servicios administrativos y contables son prestados por su relacionada Telefónica Gestión de Servicios Compartidos Perú S.A.C. y la Subsidiaria.

Los estados financieros consolidados incluyen los estados financieros de Telefónica Móviles S.A. (en adelante la "Subsidiaria"), que, por lo expuesto en el párrafo siguiente, es la continuación de Telefónica Móviles S.A.C. (en adelante "TEM"), constituida en 1999 para brindar servicios de telefonía móvil, troncalizado, busca personas, servicios móviles por satélite, entre otros. La Compañía posee el 96.09 por ciento de la participación en el capital de la Subsidiaria, al 31 de diciembre de 2006 y de 2005.

En octubre de 2004, el Grupo Telefónica adquirió el 97.43 por ciento de las acciones del capital social de Bellsouth Perú S.A. a Bellsouth Perú BVI Limited, cambiando su denominación social a Comunicaciones Móviles del Perú S.A. (en adelante CMP). CMP inició sus operaciones en junio de 1990 para la prestación de servicios públicos de comunicaciones y otros de valor añadido.

La fusión se realizó con fecha efectiva 1° de junio de 2005; sin embargo, para fines de presentación de la información financiera, de acuerdo con las Normas Internacionales de Información Financiera (NIIF) y sobre la base del análisis de la sustancia de la transacción, que es la adquisición de CMP por el Grupo Telefónica en octubre de 2004, se han integrado las operaciones de CMP desde esa fecha, como un aporte del Grupo Telefónica, ya que la transacción no generó ningún movimiento de efectivo con terceros.

Como consecuencia de la toma de control del grupo Telefónica, se decidió reestructurar las operaciones de TEM y CMP. Legalmente, se acordó en Junta General de Accionistas de CMP del 28 de febrero de 2005, fusionar ambas entidades, mediante la absorción de TEM, la cual se disolvió y extinguió sin liquidarse; para lo que se realizó la valorización de ambas empresas y se determinó la relación de intercambio. Como parte de este proceso, en la fecha de adquisición de CMP, la Gerencia revisó el valor de los activos y pasivos adquiridos, de forma a llevarlos a sus valores estimados de mercado. Los ajustes netos resultantes, ascendentes a S/66,231,000, estuvieron relacionados principalmente con la adecuación de la vida útil a las políticas del Grupo Telefónica. Asimismo, durante el año 2005, se reconocieron ajustes pendientes de realizar

relacionados con impuestos diferidos, provisiones por desvalorización de activos y otros por un importe neto de S/46,329,000, abonados contra resultados acumulados, ya que representan una corrección del valor de los activos adquiridos y no un resultado del ejercicio.

En sesión de Directorio de 3 de febrero del 2006, se aprobó el proyecto de implementación de la tecnología GSM como plataforma de sus redes para brindar sus servicios de telefonía celular de voz y datos, en adición y en forma complementaria a las actuales (AMPS, IS-95, TDMA IS-136 y CDMA 1X). La Subsidiaria ha invertido durante el 2006 aproximadamente S/174,658,000 en la implementación de dicha tecnología.

Para realizar sus operaciones, la Subsidiaria cuenta con concesiones otorgadas por el Ministerio de Transportes y Comunicaciones (MTC), para prestar servicios de telefonía móvil celular y servicio público de buscapersonas. La vigencia de las concesiones es por 20 años a partir de la fecha en que se firmaron los contratos de concesión y son renovables gradualmente a solicitud de la Subsidiaria previa evaluación y aprobación del Organismo Supervisor de Inversión Privada en Telecomunicaciones – OSIPTEL y Ministerio de Transportes y Comunicaciones – MTC. Las operaciones de la Subsidiaria son supervisadas por el OSIPTEL.

Los estados financieros de la Subsidiaria muestran los siguientes saldos al 31 de diciembre de 2006 y de 2005:

	2006 S/(000)	2005 S/(000)
Total activos	2,489,726	2,222,392
Total pasivos	1,627,116	1,316,128
Patrimonio neto	862,610	906,264
Pérdida neta	(42,529)	(38,217)

Los estados financieros de la Compañía por el año terminado el 31 de diciembre de 2005, fueron aprobados en Junta General de Accionistas realizada el 24 de marzo de 2006. Los estados financieros por el año terminado el 31 de diciembre de 2006 han sido aprobados por la Gerencia el 5 de Febrero de 2007 y serán presentados para su aprobación en la Junta General de Accionistas que se realizará dentro de los plazos establecidos por ley. En opinión de la Gerencia de la Compañía, los estados financieros consolidados adjuntos serán aprobados sin modificaciones.

2. Contratos de concesión

Como resultado de la fusión descrita anteriormente, la Subsidiaria mantiene vigentes contratos de concesión, provenientes de CMP, suscritos con el Estado Peruano, representado por el Ministerio de Transportes y Comunicaciones (en adelante MTC). Entre los principales tenemos: (i) servicio público de telefonía móvil en el área de Lima y la Provincia Constitucional del Callao, (ii) servicio público de telefonía móvil para la explotación de la Banda B de Provincias, (iii) servicio público portador de larga distancia nacional e internacional y servicio público de telefonía fija en la ciudad de Lima y la Provincia Constitucional del Callao. Dichos contratos de concesión fueron aprobados mediante Resoluciones Ministeriales N°021-99-MTC/15.03, N°022-99-MTC/15.03 y N°243-99-MTC/15.03.

Por otro lado, el MTC mediante Resolución Viceministerial No. 160-2005-MTC/03, de fecha 7 de abril de 2005, aprobó la transferencia de los siguientes contratos de concesión otorgados a TEM a favor de CMP: (i) servicio público de telefonía móvil en el área de Lima y la Provincia Constitucional del Callao, (ii) servicio público de telefonía a nivel nacional, (iii) servicio público de buscapersonas en el departamento de Lima y (iv) servicio público de buscapersonas a nivel nacional. Dichos contratos fueron aprobados por el MTC mediante las Resoluciones Ministeriales N°373-91-TCC/15.17, N°612-92-TCC/15.17 y N°068-MTC/15.17.

Al 31 de diciembre de 2006 y de 2005 la Subsidiaria mantiene los siguientes contratos de concesión:

Entidad original	Ubicación	Plazo	Inicio	Vencimiento
TEM	Lima	20 años	1991	2011
	Provincias	20 años	1992	2012
CMP	Lima	20 años	1991	2011
	Provincias	20 años	1998	2018

Los contratos de concesión establecen, entre otros, los siguientes aspectos:

(a) El plazo de las concesiones es de veinte (20) años. Las concesiones pueden ser renovadas gradualmente a solicitud de la Subsidiaria, previa evaluación y aprobación del Organismo Supervisor de Inversión Privada en Telecomunicaciones – OSIPTEL y el MTC.

(b) La obligación de celebrar contratos para interconectarse con otras compañías prestadoras de servicios de telefonía móvil, con aprobación de OSIPTEL.

(c) Una serie de obligaciones para el servicio de telefonía móvil y para el servicio de buscapersonas relacionadas con la mejora de la calidad del servicio y del plan de expansión.

Asimismo, de conformidad con la mencionada Resolución Viceministerial del 7 de abril de 2005, la Subsidiaria asumió los siguientes compromisos:

(a) Devolver dentro del plazo de hasta veinticuatro meses, contados desde el 1° de junio de 2005, una de las bandas de 25Mhz correspondientes a la Banda de 800MHz (Banda "A" proveniente de TEM o "B" proveniente de CMP). De conformidad con la Resolución Directorial No. 1011.2005.MTC/17, de fecha 31 de mayo de 2005, se aprueba el cronograma de devolución y migración que debe seguir la Subsidiaria. La Subsidiaria decidió devolver la Banda B.

(b) Operar observando las normas de libre y leal competencia, por lo que no puede ser objeto de sanción por infracción de las normas de libre competencia que cuenta con resolución judicial consentida o ejecutoria.

(c) Ampliar la cobertura del servicio de telefonía móvil a 2,000 localidades en un plazo máximo de hasta tres años. Para el cumplimiento de esta obligación de cobertura, la Subsidiaria no podrá utilizar los recursos del Fondo de Inversión en Telecomunicaciones (FITEL).

(d) Implementar la portabilidad numérica en el plazo y condiciones que establezca el MTC. El incumplimiento de esta obligación acarreará una penalidad equivalente a 350 Unidades Impositivas Tributarias. A la fecha el MTC aún no ha establecido el plazo y condiciones para su implementación.

(e) Continuar prestando el servicio de telefonía fija local en su red móvil, en tanto esté vigente la concesión. Asimismo, continuará prestando el servicio de telefonía móvil, en la modalidad de teléfonos públicos.

(f) Informar al MTC, de acuerdo con el cronograma de devolución y migración, sobre la infraestructura que no va a utilizar.

A la fecha, la Gerencia considera que se está cumpliendo con todas los compromisos indicados anteriormente.

3. Principios contables

Los principales principios de contabilidad utilizados por Telefónica Móviles Perú Holding S.A.A. y Subsidiaria se describen a continuación:

(a) Bases de presentación y cambios contables -

Los estados financieros consolidados adjuntos han sido preparados a partir de los registros de contabilidad de Telefónica Móviles Perú Holding S.A.A. y de su Subsidiaria, los cuales se llevan en términos monetarios nominales de la fecha de las transacciones, de acuerdo con principios de contabilidad generalmente aceptados en el Perú, los cuales comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas por el Consejo Normativo de Contabilidad (CNC) a la fecha de los estados financieros consolidados.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad ("IASB por sus siglas en inglés), estableció que el término NIIF incluye a las normas e interpretaciones aprobadas por la IASB, las normas internacionales de contabilidad (NIC), y las interpretaciones SIC emitidas por organismos previos.

Hasta el 31 de diciembre de 2005, las NIC oficializadas por el CNC para su aplicación en el Perú correspondían en su mayoría a versiones anteriores a aquellas aplicables a nivel internacional. A partir del 1 de enero de 2006, con las excepciones mencionadas en el siguiente párrafo, todas las NIIF (y NICs) vigentes a nivel internacional aplicables a la Compañía, se encuentran aprobadas para su aplicación en el Perú, según la Resolución N°034-2005-EF/93.01, del CNC de marzo de 2005. La adopción en el año 2006 de las nuevas NIIF no tuvo un efecto significativo en los estados financieros consolidados de la Compañía y su Subsidiaria.

Con fecha 3 de febrero de 2006, el CNC mediante Resolución N°038-2005-EF/93.01. resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la NIC 21 "Efecto de la Variaciones de los Tipos de Cambio de Monedas Extranjeras" (Versión 2003) y restituir por el mismo período la aplicación en el país de la NIC 21 (versión 1993), así como las SICs 19 y 30; excepto por el Tratamiento Alternativo Permitido señalado en los párrafos 20, 21 y 22 de la citada versión 2003. Asimismo, el CNC resolvió mantener la aplicación en el Perú del Método de Participación Patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, entidades conjuntamente controladas y asociadas, en adición a los métodos establecidos en las NIC 27 y 28 (versión 2003).

En la preparación y presentación de los estados financieros consolidados al 31 de diciembre de 2006 y de 2005, la Gerencia de la Compañía y su Subsidiaria han observado el cumplimiento de las NIIF vigentes en Perú y que le son aplicables.

(b) Consolidación de estados financieros -

Subsidiaria es toda entidad sobre la cual la Compañía tiene el poder de gobernar las políticas financieras y operativas. Las Subsidiarias son aquellas en las que la Compañía tiene el control. Las Subsidiarias son totalmente consolidadas desde la fecha en que se transfirió el control efectivo de las mismas a la Compañía y dejan de ser consolidadas desde la fecha en que el control cesa. Los estados financieros consolidados al 31 de diciembre de 2006 y de 2005, incluyen todas las cuentas de la Compañía y su Subsidiaria, tal como se detalla en la nota 1. Todas las cuentas y transacciones significativas entre estas compañías, incluyendo las ganancias y pérdidas no realizadas han sido eliminadas en los estados financieros consolidados adjuntos.

El interés minoritario fue determinado en proporción a la participación de los accionistas minoritarios en el patrimonio neto de la Subsidiaria, y se presenta por separado en el balance general consolidado y en el estado consolidado de ganancias y pérdidas. Los estados financieros consolidados se preparan usando políticas contables uniformes para transacciones y hechos similares.

(c) Uso de estimados y supuestos -

La preparación de los estados financieros consolidados requiere que la Gerencia efectúe estimados que afectan las cifras reportadas de activos y pasivos, de ingresos y gastos, y la revelación de hechos importantes incluidos en las notas a los estados financieros consolidados. Los estimados y juicios realizados son continuamente revisados y se basan en la experiencia histórica y otros factores, incluyendo la evaluación de eventos futuros que se consideran razonables en las circunstancias. Los resultados finales podrían diferir de dichas estimaciones. Las estimaciones más significativas relacionadas con los estados financieros consolidados son la provisión para cuentas de cobranza dudosa, la depreciación de inmuebles, planta y equipo, la provisión para contingencias y desvalorización de activos, el impuesto a la renta y participación de los trabajadores, y la estimación de los ingresos devengados.

(d) Operaciones en moneda extranjera -

La Compañía y su Subsidiaria han definido al Nuevo Sol como su moneda funcional, por lo que las operaciones realizadas en otras monedas son consideradas operaciones en moneda extranjera. Las operaciones en moneda extranjera se registran aplicando a dichos montos los tipos de cambio del día de la transacción. Las diferencias en cambio que se generan entre el tipo de cambio de liquidación de las transacciones o de cierre del balance general consolidado y el tipo de cambio con el que fueron inicialmente registradas las operaciones, son reconocidas en el estado consolidado de ganancias y pérdidas, en el período en que se generan.

(e) Instrumentos financieros -

Los activos y pasivos financieros presentados en el balance general consolidado corresponden, principalmente, a los rubros caja y bancos, cuentas por cobrar comerciales, cuentas por cobrar a empresas relacionadas, otras cuentas por cobrar y la totalidad de los pasivos, excepto por el impuesto a la renta y la participación de los trabajadores diferido. Las políticas contables sobre el reconocimiento y la valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta nota.

Los instrumentos financieros se clasifican en pasivos o patrimonio de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como pasivo, se registran como gastos o ingresos. Los pagos a los tenedores de los instrumentos financieros registrados como patrimonio se registran directamente en el patrimonio neto consolidado.

Los instrumentos financieros se compensan cuando la Compañía y su Subsidiaria tienen el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta o de realizar el activo y cancelar el pasivo simultáneamente.

Los instrumentos financieros derivados son inicialmente reconocidos en el balance general consolidado al costo y posteriormente son registrados a su valor estimado de mercado. Este valor se determina sobre la base de los tipos de cambio y tasas de interés de mercado. Todos los instrumentos derivados son registrados como activos cuando el valor estimado de mercado es positivo y como pasivos cuando el valor estimado de mercado es negativo. Las ganancias o pérdidas por cambios en su valor estimado de mercado se registran en los resultados del ejercicio, salvo en el caso de aquellos derivados designados como de cobertura de flujos de efectivo, donde el cambio de valor se refleja inicialmente en patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

(f) Cuentas por cobrar comerciales -

Las cuentas por cobrar comerciales son expresadas a su valor nominal y se presentan en el balance general consolidado netas de la provisión para cuentas de cobranza dudosa. Las cuentas por cobrar comerciales incluyen los ingresos estimados por los servicios no facturados a la fecha del balance general consolidado, ver párrafo (l).

La Compañía y su Subsidiaria estiman su provisión de cobranza dudosa para los activos financieros individualmente no significativos de manera colectiva, evaluando la existencia de evidencia objetiva del deterioro del valor de las cuentas por cobrar. La Compañía y su Subsidiaria han determinado, sobre la base de experiencia histórica, que las deudas vencidas con una antigüedad mayor a cuatro meses desde la fecha de facturación no son recuperables. Para el caso de las cuentas por cobrar a distribuidores, agencias y grandes superficies, la Compañía y su Subsidiaria han determinado que las deudas vencidas con una antigüedad entre 150 y 360 días son recuperables en un 50 por ciento, mientras que las vencidas con una antigüedad mayor a 360 días no son recuperables. En ambos casos, la provisión se registra con cargo a los resultados en el ejercicio en el cual la Gerencia determina la necesidad de constituirla.

Asimismo, para aquellas cuentas significativas individualmente, la Compañía y su Subsidiaria realizan evaluaciones específicas para determinar si existe evidencia objetiva de la pérdida en el valor de las cuentas por cobrar.

En opinión de la Gerencia, los procedimientos antes indicados permiten estimar razonablemente la provisión para cuentas de cobranza dudosa, considerando las características de los clientes en el Perú y los criterios establecidos en la NIC 39.

(g) Existencias -

Las existencias corresponden principalmente a equipos terminales que están valuados al costo. Los equipos terminales son registrados en los resultados cuando son entregados en venta a los clientes finales y se presentan en el rubro de materiales y suministros del estado consolidado de ganancias y pérdidas. Las existencias en tránsito se presentan al costo específico de adquisición.

Los equipos terminales entregados en alquiler son reclasificados al rubro inmuebles, planta y equipo y son depreciados en un año siguiendo el método de la línea recta, ver párrafo (h) siguiente.

La Gerencia de la Compañía y su Subsidiaria determinan la necesidad de la provisión por desvalorización en función a un análisis efectuado sobre la rotación de los equipos terminales. Los equipos averiados y aquellos que no tienen movimiento en el último año son provisionados en su totalidad. La provisión se registra con cargo a los resultados del ejercicio, en el cual se determina la necesidad de esa provisión.

(h) Inmuebles, planta y equipo -

El rubro inmuebles, planta y equipo se presenta al costo, neto de la depreciación acumulada y la pérdida por desvalorización en el valor de estos activos, ver párrafo (o).

El costo inicial de los inmuebles, planta y equipo comprende su precio de compra, incluyendo aranceles e impuestos de compra no-reembolsables y cualquier costo directamente atribuible para ubicar y dejar al activo en condiciones de trabajo y uso.

La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios y otras construcciones	33
Planta telefónica	Entre 10 y 15
Equipos terminales	1
Equipos diversos	5 y 10
Vehículos	5
Muebles y enseres	10

La vida útil y el método de depreciación se revisan periódicamente para asegurar que el método y el período de la depreciación sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, planta y equipo.

Los desembolsos incurridos después que un activo ha sido puesto en uso se capitalizan como costo adicional de este activo únicamente cuando es probable que tales desembolsos resultarán en beneficios económicos futuros superiores al rendimiento normal evaluado originalmente para dicho activo. Los desembolsos por mantenimiento y reparaciones se reconocen como gasto del ejercicio en que son incurridos.

Las obras en curso representan, principalmente, la planta e inmuebles en construcción y se registran al costo. Esto incluye el costo de construcción, planta y equipo y otros costos directos. Las construcciones en proceso no se deprecian hasta que los activos relevantes se terminen y estén operativos.

(i) Arrendamiento financiero -

Los arrendamientos financieros se reconocen al inicio de los contratos registrando los correspondientes activos y pasivos por un importe igual al valor razonable de los activos en arrendamiento o, si es menor, al valor presente de las cuotas de arrendamiento. Los costos directos iniciales se consideran como parte del activo.

Los pagos por arrendamiento se distribuyen entre las cargas financieras y la reducción del pasivo. La carga financiera se distribuye en los períodos de vigencia de los contratos de arrendamiento.

Los arrendamientos financieros generan gastos de depreciación por los activos arrendados, así como gastos financieros por el pasivo correspondiente. La política de depreciación aplicable a los activos arrendados es consistente con la política para los otros activos depreciables que posee la Compañía y su Subsidiaria.

(j) Intangibles -

Los intangibles se registran inicialmente al costo. Un activo se reconoce como intangible si es probable que los beneficios económicos futuros atribuibles que genere fluirán a la Compañía y su Subsidiaria y su costo puede ser medido confiablemente. Después del reconocimiento inicial, los intangibles se miden al costo menos la amortización acumulada y cualquier pérdida acumulada por desvalorización, ver párrafo (o). Los intangibles se amortizan bajo el método de línea recta, sobre la base de las siguientes vidas útiles estimadas:

Descripción	Años
Concesiones de telefonía móvil, nota 2	20
Software	5

El período y el método de amortización se revisan al final de cada año.

(k) Provisiones -

Se reconoce una provisión sólo cuando la Compañía y su Subsidiaria tienen una obligación presente como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y se puede estimar razonablemente su importe. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general consolidado. Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias no se reconocen en los estados financieros consolidados. Estas se revelan en notas a los estados financieros consolidados, excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(l) Reconocimiento de ingresos, costos y gastos -

Los ingresos por servicios de telefonía (interconexión, tráfico y otros) son reconocidos en el período en que se brinda el servicio, medidos principalmente por el tiempo de tráfico procesado y las tarifas fijadas con los clientes.

Los ingresos por venta de bienes (equipos terminales), son reconocidos cuando los equipos son activados y transferidos al cliente final. En el caso de ingresos por venta de multielementos (equipos terminales más minutos), éstos son reconocidos de forma separada y los ingresos se asignan en función al valor razonable de los componentes no entregados. Los ingresos devengados que no son facturados a la fecha de los estados financieros consolidados son estimados sobre la base de la información histórica más reciente, proporcionada por el área comercial de la Compañía y su Subsidiaria.

Los otros ingresos, costos y gastos se reconocen a medida que devengan, independientemente del momento en que se realizan, y se registran en los períodos con los cuales se relacionan.

(m) Efectivo -

El rubro caja y bancos presentado en el balance general consolidado, incluye los saldos en efectivo y mantenidos en bancos. Para propósitos de preparación del estado consolidado de flujos de efectivo se incluye el efectivo y los depósitos cuyo vencimiento original es menor a tres meses.

(n) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y la participación a los trabajadores se calculan sobre la base de los estados financieros individuales de la Compañía y su Subsidiaria. El registro contable del impuesto a la renta y la participación de los trabajadores se ha realizado considerando los principios de la NIC 12. La tasa del impuesto a la renta y de la participación de los trabajadores aplicable a la Compañía y su Subsidiaria es de 30 y 10 por ciento, respectivamente.

El impuesto a la renta y participación de los trabajadores diferidos reflejan los efectos de las diferencias temporales entre los saldos de activos y pasivos diferidos para fines contables y los determinados para fines tributarios. Los activos y pasivos diferidos se miden utilizando las tasas de impuesto que se esperan aplicar a la renta imponible en los años en que estas diferencias se recuperen o eliminen. La medición de los activos y pasivos diferidos refleja las consecuencias tributarias derivadas de la forma en que la Compañía y su Subsidiaria esperan recuperar o liquidar el valor de sus activos y pasivos a la fecha del balance general consolidado.

El activo y pasivo diferido se reconocen sin tomar en cuenta el momento en que se estime que las diferencias temporales se anulan. Los activos diferidos son reconocidos cuando es probable que existan beneficios tributarios futuros suficientes para que el activo diferido se pueda aplicar. A la fecha del balance general consolidado, la Compañía y su Subsidiaria evalúan los activos diferidos no reconocidos y el saldo de los reconocidos.

Conforme lo establece la norma contable, el impuesto y la participación diferidos se determinan con base en la tasa de impuesto aplicable y al porcentaje de participación; reconociendo cualquier impuesto adicional por la distribución de dividendos en la fecha en que se reconoce el pasivo.

(o) Desvalorización de activos -

El valor neto en libros de inmuebles, planta y equipos e intangibles es revisado para determinar si no existe un deterioro cuando se presentan acontecimientos o cambios económicos que indiquen que dicho valor pueda no ser recuperable. Cuando el valor del activo en libros excede su valor recuperable, se reconoce una pérdida por desvalorización en el estado consolidado de ganancias y pérdidas.

El valor recuperable de un activo se define como el mayor importe entre el precio de venta neto y su valor en uso. El precio de venta neto es el monto que se puede obtener en la venta de un activo en un mercado libre, mientras que el valor en uso es el valor presente de los flujos futuros estimados del uso continuo de un activo y de su disposición al final de su vida útil. Al determinar el valor en uso, los flujos futuros de efectivo se descuentan a su valor presente utilizando una tasa de descuento antes de impuestos que refleja la evaluación de las condiciones actuales de mercado, del valor del dinero en el

tiempo y los riesgos específicos del activo. Los importes recuperables se estiman para cada activo o, si no es posible, para la unidad generadora de efectivo.

(p) Pérdida por acción -
La pérdida por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general consolidado. La Compañía y su Subsidiaria no tienen instrumentos financieros que produzcan efectos dilutivos, por lo que la pérdida por acción básica y diluida es la misma.

(q) Estados financieros consolidados al 31 de diciembre de 2005 -
Se han realizado las siguientes reclasificaciones sobre los saldos al 31 de diciembre de 2005 con el fin de hacerlos comparativos con los estados financieros consolidados al 31 de diciembre de 2006:

	S/(000)
Reclasificación de Impuesto a la renta diferido pasivo al rubro Impuesto a la renta diferido activo, nota 15	35,185
Reclasificación de provisiones diversas incluidas en Gastos Generales al rubro de Otros, neto, nota 25	20,468
Reclasificación de Gastos Generales al rubro Materiales y suministros, nota 7	30,458

(r) Nuevos pronunciamientos contables -
NIIF 7 - Instrumentos Financieros – Revelaciones – El objetivo de esta norma es proveer las exposiciones en las notas a los estados financieros consolidados que permitan a los usuarios evaluar el impacto de los instrumentos financieros en la posición financiera y desempeño de la Compañía y su Subsidiaria, para entender la naturaleza y extensión de los riesgos que enfrenta la Compañía por mantener instrumentos financieros y como la Gerencia de la Compañía y Subsidiaria manejan estos riesgos. Esta Norma tiene vigencia internacional para los periodos anuales que comienzan después del 1° de enero de 2007 y reemplaza las revelaciones requeridas por la NIC 32 sobre instrumentos financieros. Aún no ha sido aprobada su implementación en el Perú.

4. Caja y bancos

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Caja	1	195
Fondo fijo	135	142
Cuentas corrientes (b)	35,098	20,716
Depósitos a plazo (c)	225,643	318,728
	260,877	339,781

(b) Las cuentas corrientes y los depósitos a plazo se mantienen en bancos locales y están denominados en nuevos soles y dólares estadounidenses.

(c) Los depósitos a plazo tienen vencimientos originales menores a 90 días. Al 31 de diciembre de 2006, comprenden depósitos mantenidos en el BBVA Continental por S/195,300,000 y US$9,500,000 (S/209,000,000 y US$32,000,000 al 31 de diciembre de 2005).

(d) No existen restricciones sobre los saldos caja y bancos al 31 de diciembre de 2006 y de 2005.

5. Cuentas por cobrar comerciales, neto

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Abonados de telefonía móvil	193,004	191,502
Distribuidores, agencias y grandes superficies (d)	51,713	29,310
Operadores (e)	34,792	49,550
Estimado de ingresos, nota 3(l)	73,014	68,830
	352,523	339,192
Provisión para cuentas de cobranza dudosa (f)	(176,736)	(171,253)
	175,787	167,939

(b) Al 31 de diciembre de 2006 y de 2005, el anticuamiento del saldo de cuentas por cobrar comerciales es como sigue:

	2006 S/(000)	2005 S/(000)
Por vencer	119,961	140,384
Vencido		
- Hasta 1 mes	38,280	15,555
- De 1 a 3 meses	22,991	12,827
- De 3 a 6 meses	9,325	12,484
- De 6 a 12 meses	9,539	23,245
- Más de 12 meses	152,447	134,697
Total	352,523	339,192

(c) Las cuentas por cobrar comerciales están denominadas principalmente en dólares estadounidenses, tienen vencimientos corrientes y no generan intereses. Al inicio de cada mes la Subsidiaria anula el estimado de ingresos del mes anterior y registra la facturación real. Como consecuencia de dicho procedimiento no han existido diferencias significativas entre los importes de ingresos estimados y los realmente facturados al 31 de diciembre de 2006 y de 2005.

(d) Corresponden a 484 canales de ventas (597 al 31 de diciembre de 2005), ninguno de ellos representa más del 10 por ciento del saldo de la cuenta por cobrar.

(e) Las cuentas por cobrar a operadores corresponden principalmente a América Móvil Perú S.A.C., Nextel del Perú S.A., y Telmex Perú S.A., por conceptos de interconexión y roaming internacional, que representan al 31 de diciembre de 2006, el 44, 34 y 16 por ciento del saldo por cobrar, respectivamente (52, 22 y 16 por ciento, respectivamente, al 31 de diciembre de 2005).

(f) El movimiento de la provisión para cuentas de cobranza dudosa por los años terminados al 31 de diciembre de 2006 y de 2005 es como sigue:

	2006 S/(000)	2005 S/(000)
Saldo inicial	171,253	153,628
Mas (menos) -		
Provisión del ejercicio, nota 21	16,484	12,555
Diferencia en cambio	(11,001)	6,645
Otros	-	13
Castigos	-	(1,588)
Saldo final	176,736	171,253

En opinión de la Gerencia, la provisión para cuentas de cobranza dudosa es suficiente para cubrir el riesgo de crédito de estas cuentas a la fecha del balance general consolidado.

6. Otras cuentas por cobrar

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Reclamos a terceros (b)	76,804	37,278
Crédito fiscal por Impuesto General a las Ventas	11,477	21,077
Impuesto a la renta de no domiciliados	8,447	8,630
Entregas a rendir cuenta	2,838	3,471
Cesión de derecho de cobro, nota 14(h)	50	9,243
Pagos a cuenta del impuesto a la renta	-	19,037
Otras	5,960	3,126
	105,576	101,862
Menos – Porción no corriente	82,855	62,361
Porción corriente	22,721	39,501

(b) Al 31 de diciembre de 2006, corresponde principalmente a los pagos efectuados a la Administración Tributaria por aproximadamente S/ 71,014,000 (S/35,047,000 al 31 de diciembre de 2005) que, en opinión de la Gerencia de la Subsidiaria y de sus asesores legales, serán recuperados cuando se resuelvan los reclamos interpuestos por la Subsidiaria, en relación a las acotaciones recibidas por la revisión del Impuesto a la Renta e Impuesto General a las Ventas de los años 2000 a 2003, ver nota 17.

7. Existencias, neto

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Equipos terminales	159,234	95,174
Tarjetas SIM	4,350	-
Repuestos tarjetas de red	2,562	1,097
En tránsito	7,318	2,250
Otros	1,209	605
	174,673	99,126
Provisión para desvalorización de existencias (b)	(9,782)	(11,144)
	164,891	87,982

El costo de los inventarios vendidos en el ejercicio 2006 fue de aproximadamente S/483,571,000 (S/289,102,000 en el ejercicio 2005) y se presentan en el rubro "Materiales y suministros" en el estado consolidado de ganancias y pérdidas.

(b) El movimiento de la provisión para desvalorización de existencias por los años terminados al 31 de diciembre de 2006 y de 2005 es como sigue:

	2006 S/(000)	2005 S/(000)
Saldo inicial	11,144	10,830
Mas (menos) -		
Provisión del ejercicio	-	314
Recuperos	(1,362)	-
Saldo final	9,782	11,144

En opinión de la Gerencia, el saldo de la provisión para desvalorización de existencias, cubre adecuadamente el riesgo estimado de pérdida por obsolescencia al 31 de diciembre de 2006 y de 2005.

8. Inmuebles, planta y equipo, neto

(a) A continuación se detalla el movimiento y la composición del rubro:

	Terrenos S/(000)	Edificios y otras construcciones S/(000)	Planta telefónica S/(000)	Equipos diversos S/(000)	Vehículos S/(000)	Muebles y enseres S/(000)	Obras en curso S/(000)	Total 2006 S/(000)	Total 2005 S/(000)
Costo									
Saldo al 1° de enero	32,074	248,636	3,157,875	114,544	4,510	17,824	91,620	3,865,083	3,535,535
Adiciones	-	-	68,715	-	-	-	276,586	345,301	193,210
Transferencias	78	15,309	260,625	8,435	-	3,699	(288,146)	-	-
Transferencia a intangibles, nota 9	-	-	-	-	-	-	(23,408)	(23,408)	(13,569)
Bajas (e)	-	(1,497)	(55,909)	(168)	(503)	(100)	(356)	(58,533)	(49,319)
Reclasificaciones y ajustes (g)	-	-	-	-	-	-	-	-	(754)
Saldo al 31 de diciembre	32,152	260,448	3,431,306	123,811	4,007	21,423	55,298	3,928,443	3,665,083
Depreciación acumulada									
Saldo al 1° de enero	-	80,985	2,153,728	93,553	3,847	10,072	-	2,342,185	1,970,001
Adiciones	-	13,301	480,466	6,894	263	1,868	-	502,792	416,725
Bajas (e)	-	(743)	(44,565)	(128)	(468)	(76)	-	(45,980)	(43,491)
Reclasificaciones y ajustes (g)	-	-	-	-	-	-	-	-	(1,050)
Saldo al 31 de diciembre	-	93,543	2,589,629	100,319	3,642	11,864	-	2,798,997	2,342,185
Provisión para desvalorización (f)									
Saldo al 1° de enero	-	-	59,807	-	-	-	-	59,807	-
Adiciones	-	-	-	-	-	-	-	-	59,807
Saldo al 31 de diciembre	-	-	59,807	-	-	-	-	59,807	59,807
Valor neto en libros	32,152	166,905	781,870	23,492	365	9,559	55,298	1,069,639	1,263,091

(b) Los rubros terrenos, edificios y otras construcciones incluye un inmueble adquirido a través de un contrato de arrendamiento financiero, pendiente de pago, por aproximadamente S/33,653,000 al 31 diciembre de 2006 (S/34,706,000 al 31 de diciembre de 2005), neto de depreciación acumulada y garantizado por el propio activo adquirido, ver nota 13(b).

(c) Al 31 de diciembre de 2006 y de 2005, los activos totalmente depreciados que se mantienen en uso corresponden, principalmente, a planta telefónica y estaciones base. El valor en libros a esas fechas de dichos activos asciende a aproximadamente S/ 1,666,454,000 y S/656,284,000, respectivamente.

(d) Al 31 de diciembre de 2006 y de 2005, la Subsidiaria no ha constituido hipotecas sobre sus inmuebles, planta y equipo, excepto por el activo adquirido a través del arrendamiento financiero, ver párrafo (b) anterior.

(e) En noviembre de 2006 la Subsidiaria vendió la red Back Bone Sur y Anillos Lima a su relacionada Telefónica del Perú S.A.A. Asimismo, en el año 2005, la Compañía desmontó celdas provenientes de CMP que, por su ubicación, representaban una duplicidad de señal y servicio móvil. Al 31 de diciembre de 2006 y de 2005 el costo neto de dichos activos, ascendente a S/12,049,000 y S/4,554,000 respectivamente, se encuentra registrado en el rubro otros, neto del estado consolidado de ganancias y pérdidas.

(f) Conforme se indica en la nota 1, como parte del proceso de fusión con CMP, en el año 2005 se constituyó una provisión por desvalorización de activos ascendente a S/59,807,000, nota 16(e), correspondiente principalmente a los activos relacionados con la tecnología TDMA, la cual fue registrada con cargo a resultados acumulados, debido a que es parte de los ajustes a valor de mercado que estaban pendientes de realizar por la adquisición de dicha empresa y que, según las normas contables, pueden revisarse dentro del año siguiente a la adquisición. Asimismo, la Subsidiaria ha revisado la vida útil de los activos relacionados a dicha tecnología, de forma a depreciarlos de acuerdo con los ingresos que estos generen hasta diciembre de 2006, fecha en que se espera culminar el uso de estos activos. Al 31 de diciembre de 2006 los activos relacionados a la tecnología TDMA se encuentran totalmente depreciados. La depreciación decreciente del año ascendió a S/142,648,000 (a S/63,655,000 al 31 de diciembre de 2005), y fue registrada con cargo a resultados del ejercicio.

Al 31 de diciembre de 2006, la Gerencia de la Subsidiaria ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. Sobre la base de dicha información, la Gerencia de la Subsidiaria ha estimado que los valores recuperables de sus activos, son mayores a sus valores en libros; por lo que no es necesario constituir ninguna provisión por desvalorización adicional para estos activos a la fecha del balance general consolidado.

(g) Corresponde, principalmente, a reclasificaciones hechas durante el ejercicio 2005, sobre los activos provenientes de CMP, a fin de ser presentados bajo los criterios del Grupo Telefónica.

(h) De acuerdo con las políticas establecidas por la Gerencia, la Subsidiaria mantiene seguros sobre sus principales activos. En este sentido, al 31 de diciembre de 2006 y de 2005, los inmuebles, planta y equipo de la Compañía y su Subsidiaria se encuentran asegurados dentro de las pólizas corporativas adquiridas por el Grupo Telefónica. En opinión de la Gerencia, las políticas de seguros son consistentes con la práctica internacional en la industria y el riesgo de eventuales pérdidas por siniestros considerados en la póliza de seguros es razonable considerando el tipo de activos que posee la Subsidiaria.

(i) El rubro planta telefónica incluye equipos terminales dados en alquiler por un valor neto en libros al 31 de diciembre de 2006 y de 2005 ascendente a S/30,051,000 y S/37,995,000, respectivamente.

(j) Al 31 de diciembre de 2006 y de 2005 las obras en curso están conformadas, principalmente, por proyectos para la ampliación de cobertura y mejora en la calidad de recepción de la señal, los cuales se espera sean culminados durante el año 2007.

9. Intangibles, neto

(a) A continuación se presenta la composición y el movimiento del rubro:

	2006			2005
	Concesiones (b) S/(000)	Software (c) S/(000)	Total S/(000)	Total S/(000)
Costo				
Saldo al 1° de enero	217,645	147,967	365,612	408,975
Adiciones	-	-	-	1,051
Transferencias provenientes de obras en curso, nota 8	-	23,408	23,408	13,589
Bajas (d)	-	-	-	(57,995)
Ajustes	-	-	-	(8)
Saldo al 31 de diciembre	217,645	171,375	389,020	365,612
Amortización acumulada				
Saldo al 1° enero	107,750	98,866	206,616	225,280
Adiciones	13,113	26,335	39,448	35,704
Bajas (d)	-	-	-	(54,318)
Ajustes	-	-	-	(50)
Saldo al 31 de diciembre	120,863	125,201	246,064	206,616
Valor neto en libros	96,782	46,174	142,956	158,996

(b) Corresponde principalmente a los montos pagados por CMP por la concesión que pertenecía a la Empresa Difusora Radio Tele S.A.C. y por la Banda B de Provincias, cuyo costo neto al 31 de diciembre de 2006 y de 2005 asciende a aproximadamente S/96,782,000 y S/109,895,000, respectivamente. Tal como se explica en la nota 2, la Subsidiaria deberá devolver, dentro del plazo de hasta 24 meses contados desde el 1 de junio de 2005, la Banda B de 25 MHz correspondiente a la Banda de 800 MHz y recibirá a cambio la Banda de 25 MHz correspondiente a la Banda de 1900 MHz. En opinión de la Gerencia de la Compañía y su Subsidiaria, el valor neto en libros de la banda a ser devuelta registrada al 31 de diciembre de 2006 y de 2005 se asemeja al valor de mercado de la banda a ser recibida, por lo que se han mantenido los valores contables del activo a ser devuelto.

(c) Corresponde principalmente a los aplicativos del sistema de facturación, cobros y control de tráfico STC-400.

(d) Durante el año 2005, la Subsidiaria dio de baja softwares, relacionados con licencias de programas, utilizados en las operaciones generales y negocios de CMP. Al 31 de diciembre de 2005 el costo neto del software dado de baja ascendió a aproximadamente S/3,677,000, el cual se encuentra registrado en el rubro otros, neto del estado consolidado de ganancia y pérdidas.

(e) Al 31 de diciembre de 2006, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. Sobre la base de dicha información, la Gerencia ha estimado que los valores recuperables de activos intangibles, son mayores a sus valores en libros; por lo que no es necesario constituir ninguna provisión por desvalorización para estos activos a la fecha del balance general consolidado.

10. Deuda con entidades bancarias

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Banco Latinoamericano de Exportaciones (b)	63,940	-
Banco de Crédito del Perú (c)	48,500	48,500
Instrumentos derivados	3,614	-
	116,054	48,500

(b) Corresponde a un préstamo ascendente a US$20,000,000 destinado a amortizar la deuda mantenida con el ABN AMRO Bank N.A., ver nota 13(c), devenga una tasa de interés de libor a seis meses más 0.5 puntos porcentuales y vence en febrero de 2007.

(c) Corresponde a un pagaré en moneda nacional para capital de trabajo el cual no tiene garantías, devenga una tasa de interés de 6.08 por ciento anual y vence en agosto de 2007.

11. Cuentas por pagar comerciales

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Proveedores nacionales (b)	237,774	182,114
Operadores locales (c)	33,503	28,291
Proveedores del exterior (b)	22,404	11,940
Otros (d)	198,831	119,630
	492,512	341,975

(b) Las cuentas por pagar comerciales están denominadas en nuevos soles y dólares estadounidenses, tienen vencimientos corrientes, no generan intereses y corresponden, principalmente a cuentas por pagar por la adquisición de equipos celulares y equipos de transmisión.

(c) Corresponde a obligaciones por servicios de interconexión recibidos, principalmente de América Móvil Perú S.A.C., Nextel del Perú S.A. y Telmex S.A.

(d) Comprende principalmente facturas por recibir de proveedores nacionales y extranjeros.

12. Otras cuentas por pagar

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Provisión (b)	75,472	107,841
Ingresos diferidos (c)	70,261	35,536
Impuesto a la renta, neto de pagos a cuenta	43,936	-
Remuneraciones, vacaciones y participaciones	42,944	10,799
Intereses por pagar	7,372	2,846
Otros tributos (d)	5,613	15,669
Depósitos en garantía	2,957	4,743
Otros	16,295	13,508
Total	264,850	190,942
Menos - Porción no corriente	75,472	95,121
Porción corriente	189,378	95,821

(b) Comprende principalmente provisiones diversas efectuadas por la Subsidiaria de acuerdo con la práctica descrita en la nota 3(k), sobre la base de sus mejores estimaciones del desembolso que sería requerido para liquidar obligaciones a la fecha del balance general consolidado, nota 17.

La Gerencia y sus asesores legales internos y externos consideran que las provisiones registradas son suficientes para cubrir los riesgos que afecten al negocio de la Compañía y su Subsidiaria al 31 de diciembre de 2006 y de 2005.

(c) Corresponde principalmente a la venta de tarjetas prepago, las cuales son reconocidas como ingreso según el tráfico consumido.

(d) Corresponde principalmente a provisiones de pagos al Organismo Supervisor de la Inversión Privada en Telecomunicaciones - OSIPTEL, Fondo de Inversiones en Telecomunicaciones - FITEL y al Ministerio de Transportes y Comunicaciones (MTC), ver nota 15(h).

13. **Deudas a largo plazo**

(a) A continuación se presenta la composición del rubro:

Acreedor y tipo de deuda	Garantía	Tasa de interés anual y vencimiento	2006		2005	
			US$(000)	S/(000)	US$(000)	S/(000)
Banco Europeo de Inversiones, pagaré en moneda extranjera para inversión	Contrato de garantía del Banco Santander Central Hispano, S.A.	Libor a 6 meses mas 0.069 puntos porcentuales con vencimientos semestrales a partir de Junio de 2010 hasta diciembre de 2018	38,373	122,678	-	-
BBVA Banco Continental, pagaré en moneda nacional para capital de trabajo	-	5.30 por ciento con vencimiento en febrero de 2007	-	65,000	-	65,000
Crédito Leasing S.A., arrendamiento financiero (b)	Activos adquiridos bajo arrendamiento financiero	9.784 por ciento hasta el 1° de febrero de 2006 y a partir del 1° de febrero de 2006 6.90 por ciento, con vencimientos mensuales hasta diciembre 2010	-	24,724	8,842	30,337
Préstamo sindicado en moneda extranjera (c)	Telefónica, S.A.	Al 31 de diciembre de 2005, Libor a un mes más 0.13 puntos porcentuales, con vencimiento en febrero de 2006	-	-	160,000	548,960
Scotiabank Perú (antes Banco Wiese Sudameris) , pagaré en moneda nacional para capital de trabajo	-	5.05 por ciento con vencimiento en julio de 2006	-	-	-	20,000
				212,402		664,297
Menos – Porción corriente				70,757		573,066
Porción no corriente (d)				141,645		91,231

(b) Corresponde a una operación de arrendamiento financiero de un inmueble. El plazo del contrato de arrendamiento es de 120 meses contados a partir del 1 de enero de 2001; los pagos han sido efectuados a partir del 1 de junio de 2001, ver nota 8(b). Las obligaciones más significativas asumidas bajo los términos del arrendamiento, diferentes de los pagos de arrendamiento, son el mantenimiento del inmueble, seguros y servicios públicos. A partir del 1° de marzo de 2006 se elaboró un nuevo cronograma mediante el cual se estableció el monto de la deuda en moneda nacional, así como una nueva tasa de interés anual. En opinión de la Gerencia al 31 de diciembre de 2006 y de 2005 estas obligaciones vienen siendo cumplidas por la Subsidiaria.

Los pagos mínimos futuros para el arrendamiento descrito anteriormente son los siguientes:

	2006 S/(000)	2005 S/(000)
2006	-	7,030
2007	7,120	7,526
2008 a 2010	21,710	25,384
Total pagos mínimos por arrendamiento	28,830	39,940
Menos		
Carga financiera por aplicar a resultados durante el plazo de arrendamiento	(3,756)	(9,242)
Opción de compra	(350)	(361)
Valor presente de los pagos mínimos de arrendamiento	24,724	30,337
Obligaciones por arrendamiento financiero		
Corriente	5,623	4,107
No corriente	19,101	26,230
Total	24,724	30,337

(c) Al 31 de diciembre de 2005, correspondía al préstamo sindicado con el ABN AMRO Bank N.A, que fue suscrito inicialmente con Wachovia Bank N.A. a favor de CMP. Dicho préstamo fue amortizado íntegramente en febrero de 2006 con los fondos provenientes de la emisión de los bonos y con un préstamo de corto plazo ascendente a US$20,000,000 otorgado por el Banco Latinoamericano de Exportaciones, ver nota 10(b), y con fondos propios.

(d) Al 31 de diciembre de 2006 y de 2005 la porción no corriente de la deuda a largo plazo tiene los siguientes vencimientos:

	2006 S/(000)	2005 S/(000)
2007	-	70,068
2008	6,010	5,613
2009	6,425	6,217
2010	20,163	9,333
2011 en adelante	109,047	-
	141,645	91,231

(e) Bonos –

En Junta General de Accionistas del 25 de julio de 2005, se acordó la autorización para la emisión de obligaciones y bonos por parte de la Subsidiaria, durante el plazo de 5 años contados a partir de agosto de 2005. En ese plazo la Subsidiaria podrá emitir bonos hasta por un monto de US$350,000,000, asimismo, dentro del mismo plazo podrá emitir instrumentos de corto plazo hasta por un monto de US$150,000,000. En adición, en sesión de Directorio del 29 de setiembre de 2006, se acordó la realización de una oferta privada no masiva a través de pagarés denominados "Pagarés de Telefónica Móviles" hasta por un importe equivalente a US$350,000,000. Durante el año 2006 la Subsidiaria ha emitido deuda por un importe equivalente a US$145,000,000.

Las emisiones vigentes al 31 de diciembre de 2006 son las siguientes:

Emisión y/o serie	Fecha de vencimiento	Monto autorizado (000)	Monto utilizado (000)	Tasa de interés nominal anual	2006 S/(000)
Primera A	Febrero de 2009	S/125,000	S/50,000	6.25%	51,196
Segunda A	Febrero de 2011	S/125,000	S/50,000	7.06%	51,264
Segunda B	Junio de 2011	S/125,000	S/25,000	7.56%	25,129
Segunda C	Julio de 2011	S/125,000	S/45,000	7.50%	46,473
Tercera A	Febrero de 2013	S/125,000	S/35,000	7.44%	35,888
Tercera B	Marzo de 2013	S/125,000	S/20,000	7.69%	20,438
Octava A	Septiembre de 2010	S/125,000	S/47,000	6.44%	47,647
Cuarta A	Mayo de 2007	US$50,000	US$30,000	5.25%	96,405
Quinta A	Agosto de 2007	US$50,000	US$30,000	5.31%	97,788
					472,443
Menos – Porción corriente					200,724
Porción no corriente					271,719

(i) Los recursos captados mediante la emisión de bonos por oferta pública fueron destinados para la reestructuración de pasivos y capital de trabajo, entre otros. Por estos bonos no se han otorgado garantías específicas.

(ii) De conformidad con el artículo 19 del Texto Unico Ordenado de la Ley de Impuesto a la Renta, aprobado por Decreto Supremo N° 054-99-EF y modificado por Ley 27804, los intereses están exonerados del Impuesto a la Renta hasta el 31 de diciembre de 2008. La exoneración no opera en el caso de que el adquiriente de los bonos sea una entidad bancaria o financiera.

(iii) Mediante Resolución de CONASEV N°011-2006-EF/94.11 de fecha 8 de febrero de 2006, se inscribió en el Registro Público del Mercado de Valores el "Primer Programa de Bonos de Telefónica Móviles", por un importe máximo de circulación equivalente a US$350,000,000.

(iv) Al 31 de diciembre de 2006 la porción no corriente de los bonos tiene los siguientes vencimientos:

	2006 S/(000)
2008	-
2009	49,957
2010	46,948
2011 en adelante	174,814
	271,719

14. Transacciones con empresas relacionadas

Durante los años 2006 y 2005, la Compañía y su Subsidiaria han efectuado principalmente las siguientes transacciones con empresas relacionadas:

	2006 S/(000)	2005 S/(000)
Ingresos		
Ingreso por interconexión (a)	335,769	387,085
Transferencia de negocio de arrendamiento de circuitos, nota 25(b)	9,771	12,224
Venta de activos (c)	13,977	-
Gastos		
Gastos por interconexión (a)	57,417	56,747
Arrendamiento de circuitos y espacios técnicos (b)	41,775	41,025
Servicios generales y administrativos (d)	26,265	25,359
Capacidad técnica y de gestión (e)	6,959	13,791
Servicios de marketing direccional (f)	14,221	13,119
Servicios corporativos	6,602	8,204
Uso de capacidad de torres de conmutación y equipos electrógenos	7,589	8,508
Otras transacciones		
Cesión de derechos de cobro (h)	-	9,243

(a) Corresponde a los ingresos y gastos por interconexión con Telefónica del Perú S.A.A.

(b) Durante los años 2006 y 2005, la Subsidiaria ha recibido servicios de arrendamiento de circuitos que permiten la transmisión de voz y datos de su relacionada Telefónica del Perú S.A.A., los cuales se encuentran registrados en el rubro gastos generales del estado consolidado de ganancias y pérdidas.

(c) Corresponde al ingreso por la venta de la red de transmisión de señal Back Bone Sur y la planta externa de Anillos Lima a Telefónica del Perú S.A.A., realizada en noviembre de 2006, por un importe ascendente a S/13,977,000. El costo neto de los activos relacionados a dicha venta ascendió a aproximadamente S/12,049,000, ver nota 8(e).

(d) Durante los años 2006 y 2005, la Subsidiaria ha recibido servicios económicos, de recursos humanos, inmobiliarios y de seguridad, servicios de logística, de organización y de sistemas de información y servicios generales de su relacionada Telefónica Gestión de Servicios Compartidos Perú S.A.C., los cuales se encuentran registrados en el rubro gastos generales del estado consolidado de ganancias y pérdidas.

(e) Corresponde a los honorarios por servicios de capacidad técnica y de gestión brindada por Telefónica, S.A. (España), ver nota 26.

(f) Corresponde a los servicios de atención al cliente por operador, servicios de grabaciones telefónicas y servicios de diseño, licencias y mantenimiento de filtros, brindados por su relacionada Teleatento del Perú S.A.C. La Subsidiaria paga una retribución mensual variable, en función al número de llamadas, minutos y operadores. El gasto por este concepto se registra en el rubro gastos generales del estado consolidado de ganancias y pérdidas.

(g) Al 31 de diciembre de 2006, los préstamos a empresas relacionadas corresponden principalmente a un préstamo otorgado en moneda extranjera a Telefónica Europe B.V. por US$110,000,000 (equivalente a S/.351,546,000) en dicembre de 2006, el cual tiene vencimiento corriente, devenga intereses a una tasa libor de doce meses y no cuenta con garantías específicas. Asimismo, al 31 de diciembre de 2006 y de 2005, incluye préstamos otorgados en moneda nacional a Telfisa Perú S.A.C., que devengan intereses a tasas de mercado y son de vencimiento corrientes, ascendentes a aproximadamente S/16,249,000 y S/5,867,000, respectivamente.

(h) Al 31 de diciembre de 2005, este importe correspondía a los saldos de derechos de cobro por las facturaciones resultantes de las liquidaciones de interconexión por el tráfico cursado entre Telefónica del Perú S.A.A. y Americatel Perú S.A., que han sido cedidos en favor de la Subsidiaria quien se encarga de la cobranza y reconoce un pasivo equivalente con Telefónica del Perú S.A.A. registrado en el rubro cuentas por pagar a empresas relacionadas.

(i) Como consecuencia de estas y otras transacciones menores, al 31 de diciembre de 2006 y de 2005, la Compañía y su Subsidiaria mantenían los siguientes saldos, con empresas relacionadas:

	2006 S/(000)	2005 S/(000)
Cuentas por cobrar:		
Telefónica del Perú S.A.A.	20,285	-
Otros	939	35
	21,224	35
Cuentas por pagar:		
Telefónica Móviles, S.A. (España), nota 26	39,108	40,505
Telefónica Investigación y Desarrollo S.A.	13,426	5,235
Telefónica Servicios Comerciales S.A.C.	5,567	5,354
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	3,938	4,391
Teleatento del Perú S.A.C.	2,487	1,033
Telefónica Multimedia S.A.C.	1,454	1,113
Telefónica del Perú S.A.A.	-	3,573
Telefónica Empresas Perú S.A.A. (j)	-	7,489
Transporte Urgente de Mensajería S.A.C.	-	1,438
Telefónica Centros de Cobro S.A.C.	-	173
Otros	4,728	1,954
	70,708	72,258

(j) En sesión de Directorio de Telefónica del Perú S.A.A. del 27 de marzo de 2006, se aprobó el proyecto de fusión de dicha empresa con Telefónica Empresas Perú S.A.A., el cual fue ratificado por la Junta General de Accionistas de fecha 24 de abril de 2006. Como resultado de la fusión todas las deudas fueron asumidas por Telefónica del Perú S.A.A.

(k) Remuneraciones al Directorio y miembros de la Gerencia Clave -
Los gastos por participaciones, remuneraciones, y otros conceptos otorgados a los miembros de la Gerencia Clave de la Subsidiaria ascendieron a aproximadamente S/9,598,000 y S/8,471,000 por los años 2006 y 2005, respectivamente, y se encuentran incluidos en el rubro "gastos generales" del estado consolidado de ganancias y pérdidas.

(l) Los precios para las transacciones con compañías vinculadas se determinan de acuerdo con el principio de libre concurrencia, y en su caso, dentro de los parámetros descritos en la nota 3(c).

15. Situación tributaria

(a) A continuación se presenta el detalle del activo y pasivo por impuesto a la renta y participación de los trabajadores:

	Al 1° de enero de 2005 S/(000)	Abono (Cargo) al patrimonio, nota 16(e) S/(000)	Abono (cargo) al estado de ganancias y pérdidas S/(000)	Al 31 de diciembre de 2005 S/(000)	Reclasificaciones S/(000)	Abono (cargo) al estado de ganancias y pérdidas S/(000)	Al 31 de diciembre de 2006 S/(000)
Activo diferido							
Costo de venta de la Planta Nortel	-	-	-	-	18,551	31,529	50,080
Equipos buscapersonas y celulares	5,546	(72,140)	41,807	(24,787)	-	64,175	39,388
Ingresos diferidos por tarjetas prepago	-	-	-	-	-	22,931	22,931
Provisión para desvalorización de activo fijo	-	22,129	-	22,129	-	-	22,129
Provisión para cuentas de cobranza dudosa	863	2,779	3,695	7,337	-	6,410	13,747
Diferencias en tasas de depreciación de planta telefónica	(16,370)	-	6,359	(10,011)	-	16,870	6,859
Otras provisiones	2,976	8,494	(5,845)	5,625	-	(560)	5,065
Provisión de vacaciones	1,110	-	(550)	560	-	3,063	3,623
Provisión para desvalorización de existencias	326	208	597	1,131	-	2,488	3,619
Pérdida tributaria arrastrable	-	147,046	(45,301)	101,745	(14,692)	(87,053)	-
Total activo diferido	(5,549)	108,516	762	103,729	3,859	59,853	167,441
Pasivo diferido							
Arrendamiento financiero	(1,084)	-	(532)	(1,616)	-	(1,613)	(3,229)
Intangibles, neto	(12,640)	-	(784)	(13,424)	-	(5,007)	(18,431)
Total pasivo diferido	(13,724)	-	(1,316)	(15,040)	-	(6,620)	(21,660)
Total activo (pasivo) diferido, neto	(19,273)	108,516	(554)	88,689	3,859	53,233	145,781

(b) El gasto por impuesto a la renta y participación de los trabajadores mostrado en el estado consolidado de ganancias y pérdidas se compone de la siguiente manera:

	2006 S/(000)	2005 S/(000)
Impuesto a la renta		
Corriente	69,981	12,867
Diferido	(38,846)	405
	31,135	13,272
Participación de trabajadores		
Corriente	25,914	4,679
Diferido	(14,387)	149
	11,527	4,828

(c) A continuación se presenta, para los años 2006 y 2005, la conciliación de la tasa efectiva del impuesto a la renta y la participación de los trabajadores:

	2006 S/(000)	%	2005 S/(000)	%
Pérdida contable antes del impuesto a la renta	(11,671)	100.00	(25,261)	100.00
Tasa legal combinada	(3,501)	(30.00)	(7,578)	(30.00)
(Ingresos) exonerados y gastos no deducibles				
Gastos no deducibles (ingresos no gravables), neto	(5,053)	(43.30)	12,287	48.64
Ajustes por modificación de declaraciones sobre la base de nueva información	13,553	116.12	5,483	21.70
Modificación de la pérdida tributaria por revisión de la Sunat (e)	26,136	223.94	-	-
Transferencia por fusión y liquidación de TEM	-	-	2,676	10.58
Otros	-	-	404	1.62
Impuesto a la renta	31,135	266.76	13,272	52.54

(d) La Subsidiaria mantiene un convenio de estabilidad jurídica suscrito con el Estado Peruano, según se explica en la nota 28, mediante el cual la materia imponible para la Compañía está gravada con la tasa del 30 por ciento y es determinada en dólares estadounidenses (ver nota 28). Asimismo, las pérdidas tributarias determinadas en dólares estadounidenses podrán aplicarse a partir del primer ejercicio fiscal en que se obtenga la utilidad tributaria y por un plazo no mayor de cuatro años, contados a partir de dicho ejercicio fiscal. En tal sentido, al 31 de diciembre de 2006 ha generado utilidad tributaria que le ha permitido aplicar íntegramente dicha pérdida tributaria, tal como se explica en el párrafo siguiente.

(e) Al 31 de diciembre de 2005, la Subsidiaria mantenía una pérdida tributaria ascendente a aproximadamente US$77 millones (equivalente a aproximadamente S/267 millones), la cual ha sido determinada bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria descrita en la nota 28. Durante el 2006, la declaración jurada del impuesto a la renta y del impuesto general a las ventas de la Subsidiaria por el ejercicio 2002 fue revisada por la Administración Tributaria. Producto de dicha revisión, la pérdida tributaria se vio reducida en aproximadamente S/87,118,000, lo cual fue aceptado por la Subsidiaria. Al 31 de diciembre de 2006 el saldo restante de esta pérdida fue aplicado contra la utilidad gravable del año.

(f) Para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación.

La Gerencia y sus asesores legales opinan que, al amparo del convenio de estabilidad jurídica suscrito con el Estado Peruano (nota 28), la Subsidiaria no tiene las obligaciones indicadas en este párrafo.

(g) Las autoridades tributarias tienen la facultad de revisar y, de ser aplicable, corregir el impuesto a la renta calculado por la Compañía y su Subsidiaria en los cuatro años posteriores al año de la presentación de la declaración de impuestos. Las declaraciones juradas de la Compañía del impuesto a la renta y del impuesto general a las ventas de la Compañía por los años 2002 a 2006 están sujetas a fiscalización por parte de la administración tributaria.

Para el caso de la Subsidiaria, las declaraciones juradas del impuesto a la renta e impuesto general a las ventas por los años 2003 a 2006 están sujetas a fiscalización por parte de la administración tributaria. En el 2006, las declaraciones juradas del impuesto a la renta e impuesto general a las ventas del ejercicio gravable 2002 de la Subsidiaria fue revisada por la Administración Tributaria, quien emitió Resoluciones de Determinación y Multa en diciembre de 2006, ver nota 17.

Para el caso de TEM, las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas por los años 2004 al 2006, están sujetas a fiscalización. En el 2005, las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas del ejercicio gravable 2001 fueron revisadas por la Administración Tributaria quien emitió Resoluciones de Determinación y Multa en diciembre de 2005, ver nota 17. Asimismo en el 2006, las declaraciones juradas del impuesto a la

renta e impuesto general a las ventas de los ejercicios gravables 2002 y 2003 fueron revisadas por la Administración Tributaria, quien emitió Resoluciones de Determinación y Multa en diciembre de 2006, ver nota 17.

Debido a las posibles interpretaciones que las autoridades tributarias puedan dar a las normas legales vigentes, no es posible determinar a la fecha si de las revisiones que se realicen resultarán o no pasivos para la Compañía y su Subsidiaria, por lo que cualquier mayor impuesto o recargo que pudiera resultar de eventuales revisiones fiscales sería aplicado a los resultados del ejercicio en que éste se determine. Sin embargo, en opinión de la Gerencia de la Compañía y de sus asesores legales, cualquier eventual liquidación adicional de impuestos no sería significativa para los estados financieros consolidados al 31 de diciembre de 2006 y de 2005.

(h) De acuerdo con el Decreto Supremo 013-93-TCC, que aprueba el Texto Único Ordenado de la Ley de Telecomunicaciones, y su Reglamento, aprobado por el Decreto Supremo No. 027-2004-MTC, la Subsidiaria en su calidad de concesionario de servicios de telecomunicaciones debe abonar los siguientes derechos y tasas, cuya base de cálculo está compuesta por los ingresos facturados y percibidos anualmente por concepto de los diferentes servicios de telecomunicaciones en el caso de la tasa indicada en el acápite (h.2), por los servicios sujetos a concesión y/o autorización en el caso de la tasa indicada en el acápite (h.3), y sólo por los conceptos de los servicios portadores y finales de telefonía en el caso de la tasa indicada en el acápite (h.1):

Concepto	Beneficiario	%
(h.1) Derecho especial destinado al Fondo de Inversiones en Telecomunicaciones (FITEL)	OSIPTEL	1.0
(h.2) Aportes por servicios de supervisión	OSIPTEL	0.5
(h.3) Tasa de explotación comercial del servicio	MTC	0.5

El importe total registrado como gasto por estos conceptos asciende a aproximadamente S/28,325,000 y S/22,173,000 al 31 de diciembre de 2006 y de 2005, respectivamente, y se presentan en el rubro gastos generales del estado consolidado de ganancias y pérdidas, ver nota 21.

Asimismo, los citados dispositivos han creado un canon anual por uso de espectro radioeléctrico, el mismo que se determina aplicando distintos porcentajes a la UIT (Unidad Impositiva Tributaria) vigente al inicio del año, según el tipo de servicio brindado por el concesionario. El importe registrado como gasto por este concepto asciende a aproximadamente S/32,069,000 y S/34,913,000 al 31 de diciembre de 2006 y de 2005, respectivamente, y se presentan en el rubro gastos generales del estado consolidado de ganancias y pérdidas, ver nota 21.

16. Patrimonio neto

(a) Capital social -

Al 31 de diciembre de 2006 y de 2005 el capital social está representado por 356,770,987 acciones de un valor nominal de S/0.01 cada una. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004.

De acuerdo con las disposiciones legales vigentes, no existen restricciones a las remesas de utilidades ni la repatriación de capitales. Los dividendos en efectivo a favor de los accionistas no domiciliados están gravados con el impuesto a la renta a una tasa de 4.1 por ciento.

Mediante Resolución Gerencial de la CONASEV 003-2001.EF/94.45, las acciones comunes representativas del capital social de la Compañía fueron autorizadas para listarse en el Registro de Valores de la Bolsa de Valores de Lima y se negocian en la referida Bolsa. Durante el período 2006 y 2005 no hubo transacciones de estas acciones en la Bolsa.

(b) Capital adicional -

Constituido en enero de 2001 por la transferencia de acciones de TEM por parte de Telefónica del Perú S.A.A.

(c) Reserva legal -

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiere a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

(d) Otras reservas -

Corresponde principalmente a las pérdidas por cambios en el valor estimado de mercado de los instrumentos financieros derivados de cobertura de flujos de efectivo mantenidos por la Subsidiaria, donde el cambio de valor se refleja inicialmente en el patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

(e) Resultados acumulados -

Producto de la fusión, durante el 2005 la Compañía reconoció con abono a resultados acumulados el efecto de los ajustes registrados en el patrimonio de la Subsidiaria, tal como se detalla a continuación:

	S/(000)
Activo diferido neto por impuesto a la renta y participación de trabajadores, nota 15(a)	104,263
Provisión para desvalorización de activos, nota 8(f)	(57,463)
Otros menores	(471)
	46,329

17. Contingencias

En el curso normal de sus operaciones, la Subsidiaria ha sido objeto de diversas acotaciones de índole tributario, legal (laborales y administrativos) y regulatorio, las cuales se registran y divulgan de acuerdo con principios de contabilidad generalmente aceptados en el Perú, ver nota 3(k).

Como resultado de las fiscalizaciones de los ejercicios 2000 a 2003 a TEM y del ejercicio 2002 a CMP, la Compañía ha sido notificada por la Superintendencia Nacional de Administración Tributaria – SUNAT con diversas resoluciones por supuestas omisiones al Impuesto a la Renta, Impuesto General a las Ventas y retenciones del Impuesto a la Renta de no domiciliados. En unos casos, la Subsidiaria ha interpuesto recursos de reclamación por no encontrar las correspondientes resoluciones conformes a las normas legales vigentes en el Perú y en otros ha procedido al pago de las acotaciones recibidas. A la fecha, se encuentran pendientes de resolución diversos recursos presentados sobre reclamaciones de los citados ejercicios. Al 31 de diciembre de 2006, según lo expuesto en la nota 3(k), la Subsidiaria ha registrado las provisiones necesarias, ver nota 12(b), quedando como contingentes un importe de S/576,526,000. Asimismo la Subsidiaria ha emitido una carta fianza a favor de la Administración Tributaria por un importe ascendente a S/22,406,000 para garantizar las obligaciones económicas que devenguen de dichas reclamaciones. La Gerencia y sus asesores legales estiman que debido a que existen sólidos argumentos jurídicos para obtener un resultado favorable, el resultado de los procesos no tendrá un impacto significativo en los estados financieros de la Subsidiaria.

De la misma forma, la Subsidiaria tiene diversas demandas legales (laborales y procesos administrativos) y regulatorias que son llevadas por sus asesores legales externos e internos. Al 31 de diciembre de 2006, según lo expuesto en la nota 3(k), la Subsidiaria ha registrado las provisiones necesarias, quedando como contingencias posibles un importe de S/2,075,000. La Gerencia y sus asesores legales estiman que debido a que existen sólidos argumentos jurídicos para obtener un resultado favorable, el resultado de las demandas no tendrá un impacto significativo en los estados financieros de la Subsidiaria.

18. Ingreso por tráfico

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Tráfico saliente pre-pago	470,307	229,821
Cargo fijo	374,621	320,413
Tráfico saliente post-pago	104,070	101,374
	948,998	651,608

19. Otros ingresos operativos

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Venta de equipos	219,702	170,702
Ingresos por interconexión	144,937	130,387
Servicio de transmisión de datos	84,826	58,421
Telefonía fija	26,037	24,872
Telefonía pública	24,922	28,324
Roaming internacional	12,435	10,142
Alquiler de equipos	15,465	10,170
Otros	23,965	30,841
	552,289	463,859

20. Gastos por interconexión

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
América Móvil Perú S.A.C.	104,530	79,474
Telefónica del Perú S.A.A.	57,417	56,747
Nextel del Perú S.A.	18,097	16,894
Otros menores	5,065	5,368
	185,109	158,483

21. Gastos generales

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Servicios prestados por terceros (b)	287,793	257,342
Servicios prestados por empresas relacionadas	101,715	96,215
Tributos y cánones (c)	67,817	62,103
Provisión para cuentas de cobranza dudosa (d)	16,484	12,114
Cargas diversas de gestión	5,824	8,362
	479,633	436,136

(b) Corresponden principalmente a gastos incurridos por la Subsidiaria por comisiones de venta y publicidad.

(c) Corresponde principalmente a cánones, derechos y tasas pagadas al OSIPTEL y al MTC por aproximadamente S/60,394,000 y S/57,086,000 al 31 de diciembre de 2006 y de 2005, ver nota 15(h).

(d) Al 31 de diciembre de 2005, la provisión para cuentas de cobranza dudosa se presenta neta de un recupero de castigos por aproximadamente S/441,000.

22. Gastos de personal

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Remuneraciones	93,242	91,595
Seguridad y previsión social	9,790	9,958
Compensación por tiempo de servicios	6,832	7,221
Otros gastos de personal	3,306	2,499
	113,170	111,273

23. Ingresos financieros

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Intereses por depósitos a plazo	17,682	5,565
Otros	95	79
	17,777	5,644

24. Gastos financieros

A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Intereses por emisión de bonos	22,114	-
Intereses por préstamos	13,847	26,419
Intereses por arrendamiento financieros	2,444	3,180
Otros	2,274	1,939
	40,679	31,538

25. Otros, neto

(a) A continuación se presenta la composición del rubro:

	2006 S/(000)	2005 S/(000)
Provisiones diversas, nota 17	(37,996)	(20,468)
Baja de activo fijo e intangibles, nota 8(e)	(12,193)	(9,505)
Ingreso por enajenación de activo fijo, nota 14(c)	14,088	-
Ingreso por cesión de posición contractual (b)	9,771	12,224
Otros	2,181	1,624
	(24,149)	(16,125)

(b) En julio de 2005, la Subsidiaria transfirió a Telefónica del Perú S.A.A. el negocio de arrendamientos de circuitos de la Red Norte (Backbone), proveniente de CMP, por un importe de aproximadamente S/12,224,000. Asimismo, en julio de 2005, la Subsidiaria y Telefónica del Perú S.A.A. firmaron otro contrato mediante el cual la Compañía entrega en alquiler los activos que conforman la Red Norte. Al 31 de diciembre de 2006, la Subsidiaria registró por este concepto, un ingreso ascendente a S/1,872,000 (S/1,088,000 al 31 de diciembre de 2005). Por otro lado, en marzo de 2006, la Subsidiaria firmó con Telefónica del Perú S.A.A. un contrato de alquiler de los activos relacionados con la Red Sur, con vencimiento en octubre de 2006. Al 31 de diciembre de 2006, la Subsidiaria registró por este concepto ingresos por S/. 248,000. Adicionalmente, en noviembre de 2006, la Subsidiaria transfirió a Telefónica del Perú S.A.A. el negocio de arrendamientos de circuitos de la Red Sur por un importe de aproximadamente S/7,651,000.

26. Transacciones con Telefónica, S.A. (España)

El 2 de enero de 2001, Telefónica Móviles S.A.C. suscribió un contrato de transferencia de capacidad técnica y de gestión con Telefónica Móviles, S.A. de España (Telefónica, S.A. de España desde el año 2006) , por un plazo de cinco años, prorrogables automáticamente por periodos adicionales de cinco años hasta un máximo de veinte años, coincidente con el periodo de duración inicial del contrato de concesión firmado; en retribución Telefónica, S.A. recibe un honorario trimestral.

Al 31 de diciembre de 2006 dicho contrato originó un honorario por S/6,959,000 (S/13,791,000 al 31 de diciembre de 2005).

De acuerdo con el contrato, la cifra del honorario pagado durante el año está sujeta a una auditoria a realizarse durante el primer trimestre del ejercicio siguiente. En opinión de la Gerencia de la Subsidiaria, el importe registrado en el año 2006 no sufrirá modificaciones de importancia como resultado de dicha auditoria.

27. Pérdida por acción

A continuación se muestra el cálculo del promedio ponderado de acciones y de la pérdida neta por acción básica y diluida:

	Acciones en circulación	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2005			
Saldo al 1° de enero de 2005	356,770,987		356,770,987
Saldo al 31 de diciembre de 2005	356,770,987	365	356,770,987
Ejercicio 2006			
Saldo al 1° de enero de 2006	356,770,987	365	356,770,987
Saldo al 31 de diciembre de 2006	356,770,987	365	356,770,987

El cálculo de la pérdida por acción básica y diluida al 31 de diciembre de 2006 y de 2005, se presenta a continuación:

	Al 31 de diciembre de 2006			Al 31 de diciembre de 2005		
	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida (numerador) S/	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/
Pérdida por acción básica y diluida de las acciones	(41,059)	356,770,987	(0.1151)	(36,521)	356,770,987	(0.1024)

28. Convenio de estabilidad jurídica

La Subsidiaria, al amparo de lo establecido en los Decretos Legislativos N° 662 y N° 757, tiene suscrito con el Estado Peruano un convenio de estabilidad jurídica relacionado con las inversiones para ampliar la capacidad de servicios telefónicos móviles fuera de Lima y la provincia Constitucional del Callao - Banda B de Provincias, el cual fue firmado en junio de 1998 por un plazo igual al de la concesión correspondiente (20 años). Este convenio, que ha sido modificado parcialmente el 14 de marzo y 25 de agosto del 2000, estableció las inversiones que BellSouth Perú BVI Limited y Corporación Vicmar S.A. (accionistas mayoritarios de Comunicaciones Móviles del Perú S.A. a esas fechas) han efectuado en Comunicaciones Móviles del Perú S.A. entre el 25 de agosto de 1998 y 23 de agosto del 2000 mediante aportes de capital por un importe de US$115,000,000.

El mencionado convenio otorga principalmente, a la Subsidiaria, durante el período indicado, estabilidad en el régimen tributario referido al impuesto a la renta, llevar la contabilidad en dólares estadounidenses y estabilidad en los regímenes de contratación de los trabajadores.

29. Instrumentos financieros

(a) Manejo del riesgo cambiario -

Las operaciones en moneda extranjera se efectúan a los tipos de cambio del mercado libre. Al 31 de diciembre de 2006 y de 2005, el tipo de cambio promedio ponderado del mercado libre publicado por la Superintendencia de Banca, Seguros y AFP para las transacciones en dólares estadounidenses era de S/3.194 para la compra y 3.197 para la venta (S/3.429 y S/3.431 al 31 de diciembre de 2005, respectivamente) por US$1.00.

Al 31 de diciembre de 2006 y de 2005, la Compañía y su Subsidiaria mantenían los siguientes activos y pasivos en moneda extranjera (expresados en dólares estadounidenses):

	Moneda de origen	2006 US$(000)	2005 US$(000)
Activos			
Caja y bancos	Dólar estadounidense	15,263	34,206
Cuentas por cobrar comerciales, netas	Dólar estadounidense	32,124	27,225
Cuentas por cobrar a empresas relacionadas	Dólar estadounidense	3,357	158
Préstamos a empresas relacionadas	Dólar estadounidense	110,000	-
Otras cuentas por cobrar	Dólar estadounidense	-	1,474
		160,744	63,063
Pasivos			
Cuentas por pagar comerciales	Dólar estadounidense	79,305	51,622
Cuentas por pagar a empresas relacionadas	Dólar estadounidense	179	13,710
Otras cuentas por pagar	Dólar estadounidense	-	1,330
Deuda con entidades bancarias	Dólar estadounidense	20,000	-
Deudas a largo plazo, incluye porción corriente	Dólar estadounidense	39,115	168,842
Bonos, incluye porción corriente	Dólar estadounidense	60,000	-
Total		198,599	235,504
Posición de compra de derivados (valor de referencia)		119,161	-
Posición activa (pasiva), neta		81,306	(172,441)

Durante el ejercicio 2006, la Compañía y su Subsidiaria han registrado una ganancia neta por diferencia en cambio ascendente a aproximadamente S/20,533,000 (pérdida neta de aproximadamente S/19,752,000 durante el ejercicio 2005).

La Subsidiaria participa en contratos forward de tipo de cambio y swaps de moneda extranjera para mitigar su exposición al riesgo de cambio. Al 31 de diciembre de 2006, la Subsidiaria tiene como

posición de contratos "forward" de compra de dólares estadounidenses y swaps de moneda extranjera para fines de cobertura por un importe nominal total ascendente a aproximadamente US$30,787,000 y US$ 88,373,000,respectivamente.

Al 31 de diciembre de 2006, el valor estimado de mercado para estas operaciones de derivados corresponde a ingresos no realizados por aproximadamente S/3,614,000.

(b) Riesgo de liquidez -

El riesgo de liquidez originado por la incapacidad de obtener los fondos necesarios para cumplir con los compromisos de la Compañía y su Subsidiaria asociados con los instrumentos financieros incluye la incapacidad de vender rápidamente un activo financiero a un precio muy cercano a su valor razonable. La Compañía y su Subsidiaria cuentan con capacidad crediticia suficiente que le permite tener acceso a líneas de crédito en entidades financieras de primer orden, en condiciones de mercado.

(c) Riesgo de crédito -

Los activos que se encuentran potencialmente expuestos a concentraciones significativas de riesgo crediticio, corresponden a depósitos en bancos y cuentas por cobrar comerciales.

La Compañía y su Subsidiaria mantienen cuentas bancarias en diversos bancos. Asimismo, el riesgo crediticio es controlado a través de la evaluación y análisis de las transacciones individuales, para lo cual se realiza una evaluación sobre la base del anticuamiento de las cuentas por cobrar, la cual es utilizada para determinar la provisión requerida por incobrabilidad.

Adicionalmente, se realizan suspensiones parciales y totales de los servicios a los usuarios que presentan cuentas por cobrar vencidas mayores a 60 días.

Al 31 de diciembre de 2006 y de 2005 la Subsidiaria cuentan con una amplia base de clientes (5,058,497 y 3,383,835 abonados, respectivamente).

En consecuencia, en opinión de la Gerencia, no existen concentraciones significativas de riesgo crediticio al 31 de diciembre de 2006 y de 2005.

(d) Riesgo de tasa de interés -

La exposición de la Compañía y su Subsidiaria a este riesgo se da por cambios en las tasas de interés, básicamente por sus obligaciones financieras. La Compañía y su Subsidiaria tratan de minimizar este riesgo manteniendo un equilibrio entre las tasas de interés fijas y variables de sus obligaciones financieras. La Gerencia considera que las fluctuaciones futuras en las tasas de interés no afectarán significativamente los resultados de operaciones futuras de la Subsidiaria.

(e) Riesgo de moneda -

La Compañía y su Subsidiaria compran, venden sus servicios y obtienen financiamiento para capital de trabajo e inversiones, principalmente en moneda extranjera (principalmente dólares estadounidenses); por consiguiente, está expuesta a fluctuaciones en el tipo de cambio de moneda extranjera. En el caso de las operaciones de financiación obtenidas en moneda extranjera, la Compañía y su Subsidiaria mitigan el riesgo cambiario asociado a ellas a través del uso de operaciones de derivados de tipo de cambio. A tal efecto, la Gerencia monitorea este riesgo a través del análisis de las variables macro-económicas.

La Gerencia considera que las fluctuaciones futuras en el tipo de cambio de la moneda peruana frente al dólar estadounidense no afectarán significativamente los resultados de las operaciones futuras de la Compañía y su Subsidiaria.

30. Valor razonable de los instrumentos financieros -

Las normas contables definen un instrumento financiero como cualquier contrato que origina un activo financiero de una empresa y un pasivo financiero o un instrumento patrimonial de otra empresa. Adicionalmente, los instrumentos financieros incluyen las cuentas por cobrar, cuentas por pagar, inversiones y los instrumentos derivados.

A continuación se presenta información acerca del valor razonable de los instrumentos financieros de la Compañía y su Subsidiaria:

(a) Efectivo y equivalentes de efectivo -

El valor razonable del efectivo y equivalentes de efectivo se aproximan a su valor en libros, debido al corto tiempo de vencimiento de estos instrumentos financieros.

(b) Cuentas por cobrar comerciales y otras cuentas por cobrar -

Debido a que se encuentran netas de su provisión para incobrabilidad y que tienen vencimientos menores a un año, la Gerencia ha considerado que su valor razonable no es significativamente diferente a su valor en libros.

(c) Deudas con entidades bancarias -

Debido a que las tasas de interés de las deudas a corto plazo se encuentran a tasas de mercado y que dichos préstamos tienen vencimientos menores a un año, el valor razonable de dichos instrumentos no es significativamente diferente a su valor en libros.

(d) Cuentas por pagar, tributos y otros -

El valor razonable de las cuentas por pagar, tributos y otros no es significativamente diferente a su valor en libros debido al vencimiento corriente de estos instrumentos financieros.

(e) Deudas a largo plazo -

El valor razonable de las deudas a largo plazo se basa en las tasas de mercado vigentes o en las cotizaciones de precios de mercado para obligaciones similares. El valor razonable fue calculado utilizando flujos de caja descontados a las tasas vigentes para pasivos con características similares.

(f) Forwards y swaps -

La Subsidiaria registra estas operaciones a su valor estimado de mercado, por lo que no existen diferencias con sus valores en libros.

Basado en el análisis arriba mencionado, al 31 de diciembre de 2006 y de 2005, el valor razonable de los instrumentos financieros, no es significativamente diferente a su valor en libros.

File No. 82-5134

Lima, 29 de marzo de 2007

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por requerimiento de CONASEV, cumplimos con regularizar el reporte efectuado con fecha 26 de marzo de 2007, mediante el cual se registraron los acuerdos de la Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. de fecha 23 de marzo de 2007.

Por omisión no se anexo a los Estados Financieros Consolidados y Auditados la Declaración Jurada adjuntando en su lugar la Declaración de Responsabilidad.

Con tal fin adjuntamos a la presente comunicación la Declaración Jurada correspondiente.

Sin otro particular, quedamos de ustedes.

Atentamente,

Madeleine Osterling Letts
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

File No. 82-5134

DECLARACIÓN

De conformidad con lo establecido en la Resolución CONASEV N° 001-2007-EF/94.10, que modifica la Resolución CONASEV N° 103-99-EF/94.10 que aprueba el Reglamento de Información Financiera, se declara que:

Telefónica Móviles Perú Holding S.A.A. presentará a CONASEV, y a la Bolsa de Valores de Lima, la siguiente información consolidada, de conformidad con:

- La regulación que la matriz está obligada a cumplir
- Los Estados Financieros consolidados
- La fecha de elaboración de los estados financieros consolidados: 5 de febrero de 2007
- Las fechas máximas para la difusión de los estados financieros consolidados: 23 de marzo de 2007



Madeleine Osterling Letts
Directora de Asuntos Legales



César Augusto Linares Rosas
Gerente General

File No. 82-5134

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A. A.

Enero – Marzo 2007

Hechos de Importancia

1. El 13 de febrero, el Directorio aprobó los estados financieros individuales y consolidados (no auditados) correspondientes al cuarto trimestre de 2006.

2. El 23 de marzo, la Junta General Obligatoria Anual de Accionistas acordó:
   a. Aprobar los estados financieros auditados, individuales y consolidados de Telefónica Móviles Perú Holding S.A.A, al 31 de diciembre de 2006 y la Memoria Anual correspondiente al ejercicio 2006.

   b. Fijar en cinco el número de Directores de la Sociedad y designar a las siguientes personas como miembros del directorio: José Javier Manzanares, Presidente del Directorio, Luís Miguel Gilperez, Vicepresidente del Directorio, Ernesto López Mozo, César Linares, Michael Duncan.

      Designar como Secretaria del Directorio, a Madeleine Osterling, quien también ejerce el cargo de Directora de Asuntos Legales de la Sociedad.

   c. Delegar facultades en el Directorio para la designación de auditores externos del ejercicio 2007

3. Renuncias y Nombramientos:

   - El 16 de enero, se aceptó la renuncia de Antonio Carlos Valente como Presidente del Directorio, y se designó en su reemplazo a José Javier Manzanares quien dejó el cargo de Gerente General, siendo reemplazado por César Linares.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.
Discusión y análisis de los resultados del primer trimestre terminado el 31 de marzo de 2007[1]

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

Durante el primer trimestre de 2007 se mantuvo el dinamismo económico, pues el Producto Bruto Interno (PBI) habría crecido 7,6% respecto al mismo periodo de 2006. Continuando la tendencia del año pasado, los sectores que más se expandieron fueron construcción, comercio y manufactura no primaria. Por el lado del gasto, destacaron la demanda interna y, en particular, la inversión privada.

En cuanto a los precios, la variación del Índice de Precios al Consumidor (IPC) registró alzas moderadas en el primer trimestre (0,62%), fundamentalmente por factores estacionales como el inicio del periodo escolar y problemas de abastecimiento de algunos alimentos. En últimos 12 meses, la tasa de inflación (0,25%) permanece muy por debajo del rango inferior de la meta de 2% recientemente modificada por el Banco Central de Reserva (BCR).



PBI e IPC
(var%)
PBI
IPC
10
8
6
4
2
0
5
4
3
2
1
0
I II III IV I II III IV I II III IV I II III IV I
03 04 05 06 07
PBI IPC
Fuente: BCR

En los últimos meses, el dólar enfrentó fuertes presiones a la baja, debido al incremento de la oferta de divisas por las mayores exportaciones y por los flujos de inversión financiera especulativa. En esa línea, el tipo el cambio se ha apreciado 0,4% en lo que va del año y los analistas esperan que esta tendencia se mantenga durante algunos meses más. En este escenario y en lo que va del año, el BCR realizó compras de dólares por US$ 1 152 millones, con lo que las Reservas Internacionales Netas ascendieron a US$ 18 427 millones a finales de marzo, nivel superior en 31% al registrado al cierre del primer trimestre de 2006.

Finalmente, la Bolsa de Valores de Lima logró mantener altos rendimientos en relación a otras bolsas latinoamericanas. Así, su Índice General muestra una rentabilidad superior al 40% en estos primeros meses del 2007. Por otro lado, el riesgo país, medido por el EMBI+, cayó 10 puntos básicos en lo que va del año, en línea con la tendencia regional.

---

[1] Para ampliar el análisis se recomienda revisar la información presentada por su subsidiara Telefónica Móviles S.A.


Tipo de Cambio y Spread EMBI+
(promedio trimestral)
Pbs.
S/.
600
500
400
300
200
100
0
3.55
3.50
3.45
3.40
3.35
3.30
3.25
3.20
3.15
I II III IV I II III IV I II III IV I II III IV I
03 04 05 06 07
Spread EMBI+
Tipo de Cambio
Fuente: BCR

Resultados del Ejercicio

Los ingresos operativos de la sociedad, derivados del resultado neto de su subsidiaria Telefónica Móviles S.A (TM)., alcanzaron un resultado negativo de S/. 14 millones en el 1T07. Debido a su naturaleza, la empresa no cuenta con gastos operativos significativos, con lo cual el resultado operativo y neto obtenido son similares al ingreso operativo alcanzado. En este sentido, durante el 1T07 se registró una pérdida de S/. 14 millones, superior a la pérdida de S/.4 millones registrada durante el 1T06.

Balance General

El principal componente del activo de la Compañía son sus inversiones en TM, las cuales totalizaron S/.813 millones al 1T07, ligeramente inferiores a las del cierre del 2006. El patrimonio neto llegó a S/.811 millones, por debajo de los S/. 827 millones del 4T06, en función a los resultados de TM.

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A.
ESTADO DE RESULTADOS A SOLES (000) AL 31 DE MARZO DE 2007
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	1T06		1T07		Var. Abs. 1T07-1T06	Var. % 1T07-1T06
		%		%		%
Ingresos Operativos	-4,344	100.0	-14,008	100.0	-9,664	222.5
Gastos Operativos	60	-1.4	83	-0.6	23	38.3
Resultado Operativo	-4,404	101.4	-14,091	100.6	-9,687	220.0
Resultado No Operativo	0	0.0	0	0.0	0	0.0
Resultado antes de Impuestos y Paticipac.	-4,404	101.4	-14,091	100.6	-9,687	220.0
Resultado Neto	-4,404	101.4	-14,091	100.6	-9,687	220.0

TABLA 2

TELEFÓNICA MOVILES PERU HOLDING S.A.A.

BALANCE GENERAL A SOLES (000) AL 31 DE MARZO DE 2007

(Fin de Período)

ACTIVO

	1T07	4T06	3T06	2T06	1T06
ACTIVO CORRIENTE					
Caja	1	1	1	1	1
Otras cuentas por cobrar	215	207	203	197	187
Total activo corriente	216	208	204	198	188
Inversiones	813,246	828,912	863,159	857,847	866,435
TOTAL ACTIVOS	813,462	829,120	863,363	858,045	866,623

PASIVO Y PATRIMONIO NETO

	1T07	4T06	3T06	2T06	1T06
PASIVO CORRIENTE					
Cuentas por pagar comerciales	23	25	2	25	2
Otras cuentas por pagar	2,473	2,380	2,337	2,260	2,170
Total pasivo corriente	2,496	2,405	2,339	2,285	2,172
PATRIMONIO NETO					
Capital social	379,687	379,687	379,687	379,687	379,687
Capital adicional	402,427	402,427	402,427	402,427	402,427
Reserva legal	15,691	15,691	15,691	15,691	15,691
Otras reservas	-2,739	-1,081	-787	7	
Resultados acumulados	15,900	29,991	64,006	57,948	66,646
TOTAL PATRIMONIO NETO	810,966	826,715	861,024	855,760	864,451
TOTAL PASIVOS Y PATRIMONIO NETO	813,462	829,120	863,363	858,045	866,623

File No. 82-5134

Telefónica Móviles Perú Holding S.A.A.

Información Financiera Interina (no auditada) al 31 de marzo de 2007 y diciembre 2006

Telefónica Móviles Perú Holding S.A.A.

Notas a los estados financieros interinos (no auditados)

Al 31 de marzo de 2007 y 31 de diciembre de 2006

1. Actividad económica

Telefónica Móviles Perú Holding S.A.A. (en adelante "la Compañía"), fue constituida el 17 de noviembre de 2000. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones y otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú. Hasta el 16 de junio de 2006 la Compañía era subsidiaria de Telefónica Móviles, S.A. (empresa constituida en España). En dicha fecha Telefónica Móviles, S.A. transfirió las acciones que mantenía de la Compañía, las cuales representaban el 97.97 por ciento del accionariado total, a Latin American Cellular Holdings B.V. (empresa del grupo Telefónica constituida en Holanda), convirtiéndose la Compañía, de esta manera, en subsidiaria de dicha empresa. Al 31 de marzo de 2007, Latin American Cellular Holdings B.V. posee el 98.34 por ciento del accionariado total (97.97 por ciento al 31 de diciembre de 2006).

La Compañía posee el 96.09 por ciento de la participación en el capital de Telefónica Móviles S.A. (en adelante la "Subsidiaria"), al 31 de marzo de 2007 y al 31 de diciembre 2006. La Subsidiaria, por lo que se explica más adelante, vendría a ser la continuación de Telefónica Móviles S.A.C. (en adelante "TEM"), constituida en 1999 para brindar servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite, entre otros.

En octubre de 2004, el Grupo Telefónica adquirió el 97.43 por ciento de las acciones del capital social de Bellsouth Perú S.A. a Bellsouth Perú BVI Limited, cambiando su denominación social a Comunicaciones Móviles del Perú S.A. (en adelante CMP). CMP inició sus operaciones en junio de 1990 para la prestación de servicios públicos de comunicaciones y otros de valor añadido.

Como consecuencia de la toma de control del grupo Telefónica, se decidió reestructurar las operaciones de TEM y CMP. Legalmente, se acordó en Junta General de Accionistas de CMP del 28 de febrero de 2005, fusionar ambas entidades, mediante la absorción de TEM, la cual se disolvió y extinguió sin liquidarse; para lo que se realizó la valorización de ambas empresas y se determinó la relación de intercambio. La fusión se realizó con fecha efectiva 1° de junio de 2005.

Los estados financieros adjuntos reflejan la actividad individual de la Compañía, sin incluir los efectos de la consolidación de estos estados financieros con los de su Subsidiaria. Sin embargo, la Compañía prepara por separado estados financieros consolidados, los cuales muestran los siguientes saldos al 31 de marzo de 2007 y al 31 de diciembre 2006:

	31.03.07 S/(000)	31.12.06 S/(000)
Total activos	2,322,885	2,489,382
Total pasivos	1,478,860	1,628,969
Patrimonio neto	844,025	860,413
Pérdida neta	(14,660)	(42,806)

Los estados financieros de la Compañía por el año terminado el 31 de diciembre de 2006, fueron aprobados en Junta General de Accionistas realizada el 23 de marzo de 2007.

2. Principios contables

Los principales principios y prácticas de contabilidad utilizados por Telefónica Móviles Perú Holding S.A.A se describen a continuación:

(a) Base de presentación -

Los estados financieros adjuntos han sido preparados a partir de los registros de contabilidad de Telefónica Móviles Perú Holding S.A.A., los cuales se llevan en términos monetarios nominales de la fecha de las transacciones, de acuerdo con principios de contabilidad generalmente aceptados en el Perú, los cuales comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas por el Consejo Normativo de Contabilidad (CNC) a la fecha de los estados financieros.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad ("IASB" por sus siglas en inglés), estableció que el término NIIF incluye a las normas e interpretaciones aprobadas por la IASB, las normas internacionales de contabilidad (NIC), y las interpretaciones SIC emitidas por organismos previos.

A partir del 1 de enero de 2006, con las excepciones mencionadas en el siguiente párrafo, todas las NIIF (y NICs) vigentes a nivel internacional aplicables a la Compañía, se encuentran aprobadas para su aplicación en el Perú, según la Resolución N°034-2005-EF/93.01.del CNC de marzo de 2005. La adopción en el año 2006 de las nuevas NIIF no tuvo un efecto significativo en los estados financieros de la Compañía.

Con fecha 3 de febrero de 2006, el CNC mediante Resolución N°038-2005-EF/93.01 resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la NIC 21 "Efecto de las Variaciones de

los Tipos de Cambio de Monedas Extranjeras (versión 2003) y restituir por el mismo periodo la aplicación en el país de la NIC 21 (versión 1993), así como las SICs 19 y 30; excepto por el Tratamiento Alternativo Permitido señalado en los párrafos 20,21 y 22 de la citada NIC. Asimismo, el CNC resolvió mantener la aplicación en el Perú del Método de Participación Patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, entidades conjuntamente controladas y asociadas, en adición a los métodos establecidos en las NIC 27 y 28 (versión 2003).

En la preparación y presentación de los estados financieros al 31 de marzo de 2007 y al 31 de diciembre de 2006, la Gerencia de la Compañía ha observado el cumplimiento de las NIIF que le son aplicables.

(b) Uso de estimados y supuestos -
La preparación de los estados financieros requiere que la Gerencia efectúe estimados que afectan las cifras reportadas de activos y pasivos, de ingresos y gastos, y la revelación de hechos importantes en las notas a los estados financieros. Los estimados y juicios realizados son continuamente revisados y se basan en la experiencia histórica y otros factores, incluyendo la evaluación de eventos futuros que se consideran razonables en las circunstancias. Los resultados finales podrían diferir de dichas estimaciones.

(c) Inversión en Subsidiaria -
La inversión en Subsidiaria registrada al costo, se ajusta para reconocer las variaciones de la participación de la Compañía en el patrimonio neto de la Subsidiaria. La participación en los resultados de la Subsidiaria se registra en el estado de ganancias y pérdidas y los dividendos recibidos disminuyen el valor de la inversión. La participación en cuentas del patrimonio de la Subsidiaria, diferentes a los resultados del ejercicio, se cargan o abonan directamente al patrimonio. Las acciones provenientes de la reexpresión del capital de la Subsidiaria sólo modifican el número de acciones o su valor nominal.

(d) Reconocimiento de ingresos, costos y gastos -
Los ingresos por participación en la utilidad de la Subsidiaria, se reconocen de acuerdo con la política descrita en el párrafo (c); los gastos de operación y los demás ingresos y gastos se reconocen a medida que se devengan, independientemente del momento en que se realizan, y se registran en los períodos con los cuales se relacionan.

(e) Impuesto a la renta -
El impuesto a la renta se calcula sobre la base de los estados financieros de la Compañía con la tasa de 30 por ciento. En la evaluación del impuesto a la renta la Compañía ha considerado los principios descritos en la NIC 12. El impuesto a la renta diferido refleja los efectos de las diferencias temporales entre los saldos de activos y pasivos para fines contables y los determinados para fines tributarios. Al 31 de marzo de 2007 y al 31 de diciembre de 2006 la Compañía no tiene diferencias temporales.

(f) Provisiones -

Se reconoce una provisión sólo cuando la Compañía tiene una obligación presente como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y se puede estimar razonablemente su importe. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general. Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias posibles no se reconocen en los estados financieros, éstas se revelan en notas a los estados financieros, excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(g) Efectivo -

La Compañía no ha realizado transacciones que representen movimiento de fondos, por lo tanto no presenta estado de flujos de efectivo.

(h) Pérdida por acción -

La pérdida por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general. La Compañía no tiene instrumentos financieros que produzcan efectos dilutivos, por lo que la pérdida por acción básica y diluida es la misma.

(i) Nuevo pronunciamiento contable -

NIIF 7 - Instrumentos Financieros – Revelaciones – El objetivo de esta norma es proveer las exposiciones en las notas a los estados financieros que permitan a los usuarios evaluar el impacto de los instrumentos financieros en la posición financiera y desempeño de la Compañía, para entender la naturaleza y extensión de los riesgos que enfrenta la Compañía por mantener instrumentos financieros y como la Gerencia de la Compañía maneja estos riesgos. Esta Norma tiene vigencia internacional para los períodos anuales que comienzan después del 1° de enero de 2007 y reemplaza las revelaciones requeridas por la NIC 32 sobre instrumentos financieros. Aún no ha sido aprobada su implementación en el Perú.

3. Inversión en subsidiaria

Al 31 de marzo de 2007, el saldo de S/813,246,000 (S/828,912,000 al 31 de diciembre 2006), está conformado por 14,990,961,882 acciones comunes de Telefónica Móviles S.A. cuyo valor nominal es de S/0.01 cada acción y representan el 96.09 por ciento de participación en el capital social de la Subsidiaria.

A continuación se muestra el movimiento de la inversión en la Subsidiaria:

	31.03.07 S/(000)	31.12.06 S/(000)
Saldo inicial	828,912	870,775
Participación en el resultado del ejercicio	(14,008)	(40,782)
Otros	(1,658)	(1,081)
Saldo final	813,246	828,912

4. Patrimonio neto

(a) Capital social -

Al 31 de marzo de 2007 y al 31 de diciembre de 2006, el capital social está representado por 356,770,987 acciones comunes íntegramente suscritas y pagadas, cuyo valor nominal es de S/1.00 por acción. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004.

(b) Capital adicional -

Constituido en enero de 2001, por la transferencia de acciones de TEM por parte de Telefónica del Perú S.A.A.

(c) Reserva legal -

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

(d) Otras reservas -

Corresponde principalmente a la participación en las pérdidas por cambios en el valor estimado de mercado de los instrumentos financieros derivados de cobertura de flujos de efectivo mantenidos por la Subsidiaria, donde el cambio de valor se refleja inicialmente en el patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

5. Pérdida por acción

A continuación se muestra el cálculo del promedio ponderado de acciones y de la pérdida por acción básica y diluida:

	Acciones en circulación	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2006			
Saldo al 1° de enero de 2006	356,770,987	365	356,770,987
Saldo al 31 de marzo de 2006	356,770,987		356,770,987
Ejercicio 2007			
Saldo al 1° de enero de 2007	356,770,987	365	356,770,987
Saldo al 31 de marzo de 2007	356,770,987		356,770,987

El cálculo de la pérdida por acción básica y diluida al 31 de marzo de 2007 y de diciembre 2006, se presenta a continuación:

	Al 31 de marzo de 2007			Al 31 de marzo de 2006		
	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/
Pérdida por acción básica y diluida de las acciones	(14,091)	356,770,987	(0.0395)	(4,404)	356,770,987	(0.01234)

File No. 82-5134


SEC MAIL PROCESSING
RECEIVED
MAY 11 2007
WASH. D.C.
161

Telefónica Móviles Perú Holding S.A.A y Subsidiaria

Información Financiera Interina consolidada (no auditada) al 31 de marzo de 2007 y 31 de diciembre de 2006

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

REFERENCIAS

Balance General Consolidado

El código 1D0309 "Obligaciones financieras a corto plazo" incluye:

	31.03.07 S/(000)	31.12.06 S/(000)
Deuda con entidades bancarias, nota 9	112,322	113,362
Porción corriente de los bonos, nota 12	197,679	203,660
Porción corriente de deudas a largo plazo, nota 13	5,824	70,757
	315,825	387,779

El código 1D0401 "Obligaciones financieras a largo plazo" incluye:

	31.03.07 S/(000)	31.12.06 S/(000)
Porción no corriente de los bonos, nota12	271,733	271,719
Porción no corriente de deudas a largo plazo, nota 13	207,091	141,401
	478,824	413,120

Estado de Ganancias y Pérdidas

El código 2D0101 "Ventas netas" incluye:

	31.03.07 S/(000)	31.03.06 S/(000)
Ingresos por tráfico, nota 19	331,493	189,675
Interconexión con Telefónica del Perú S.A.A.	79,308	80,384
Otros ingresos operativos, nota 20	144,925	122,745
	555,726	392,804

El código 2D0301 "Gastos de administración" incluye:

	31.03.07 S/(000)	31.03.06 S/(000)
Generales, nota 22	155,120	119,827
Depreciación, nota 7	153,591	122,738
Materiales y suministros, nota 6	154,713	85,129
Interconexión, nota 21	55,281	40,309
Personal, nota 23	30,287	29,537
Amortización, nota 8	8,511	8,324
	557,503	405,864

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Notas a los estados financieros consolidados interinos (no auditados)

Al 31 de marzo de 2007 y 31 de diciembre de 2006

1. Actividad económica

Telefónica Móviles Perú Holding S.A.A., en adelante "la Compañía", es subsidiaria de Latin America Cellular Holding B.V.(empresa constituida en Holanda) y fue constituida el 17 de noviembre de 2000. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú. Hasta el 16 de junio de 2006 la Compañía era subsidiaria de Telefónica Móviles, S.A. (empresa constituida en España). En dicha fecha Telefónica Móviles, S.A. transfirió las acciones que mantenía de la Compañía, las cuales representaban el 97.97 por ciento del accionariado total, a Latin American Cellular Holdings B.V. (empresa del grupo Telefónica constituida en Holanda), convirtiéndose la Compañía, de esta manera, en subsidiaria de dicha empresa. Al 31 de marzo de 2007, Latin American Cellular Holdings B.V. posee el 98.34 por ciento del accionariado total (97.93 por ciento al 31 de diciembre de 2006)

Los estados financieros consolidados incluyen los estados financieros de Telefónica Móviles S.A. (en adelante la "Subsidiaria"), que, por lo expuesto más adelante, vendría a ser la continuación de Telefónica Móviles S.A.C. (en adelante "TEM"), constituida en 1999 para brindar servicios de telefonía móvil, troncalizado, busca personas, servicios móviles por satélite, entre otros. La Compañía posee el 96.09 por ciento de la participación en el capital de la Subsidiaria, al 31 de marzo de 2007 y al 31 de diciembre 2006.

En octubre de 2004, el Grupo Telefónica adquirió el 97.43 por ciento de las acciones del capital social de Bellsouth Perú S.A. a Bellsouth Perú BVI Limited, cambiando su denominación social a Comunicaciones Móviles del Perú S.A. (en adelante CMP). CMP inició sus operaciones en junio de 1990 para la prestación de servicios públicos de comunicaciones y otros de valor añadido.

Como consecuencia de la toma de control del grupo Telefónica, se decidió reestructurar las operaciones de TEM y CMP. Legalmente se acordó en Junta General de Accionistas de CMP del 28 de febrero de 2005, fusionar ambas entidades, mediante la absorción de TEM, la cual se disolvió y extinguió sin liquidarse; para lo que se realizó la valorización de ambas empresas y se determinó la relación de intercambio. Sin embargo, la entidad que prevaleció económicamente fue TEM. La fusión se realizó con fecha efectiva 1° de junio de 2005.

En sesión de Directorio del 3 de febrero del 2006, se aprobó el proyecto de implementación de la tecnología GSM como plataforma de sus redes para brindar sus servicios de telefonía celular de voz y datos, en adición y en forma complementaria a las actuales (AMPS, IS-95, TDMA IS-136 y CDMA 1X). La Subsidiaria ha invertido S/. 39,713,000 en el primer trimestre de 2007 (aproximadamente S/ 174,658,000 durante 2006) en la implementación de dicha tecnología. Esta inversión incluye compra de terminales así como inversión en la planta telefónica.

Los estados financieros de la Subsidiaria muestran los siguientes saldos al 31 de marzo de 2007 y 31 de diciembre 2006:

	31.03.07 S/(000)	31.12.06 S/(000)
Total activos	2,323,313	2,489,726
Total pasivos	1,477,008	1,627,116
Total patrimonio neto	846,305	862,610
Pérdida neta	(14,577)	(42,529)

Los estados financieros consolidados por el año terminado el 31 de diciembre de 2006, fueron aprobados en Junta General de Accionistas realizada el 23 de marzo de 2007.

2. Principios contables

Los principales principios de contabilidad utilizados por Telefónica Móviles Perú Holding S.A.A. y su Subsidiaria se describen a continuación:

(a) Bases de presentación y cambios contables -

Los estados financieros consolidados adjuntos han sido preparados a partir de los registros de contabilidad de Telefónica Móviles Perú Holding S.A.A. y de su Subsidiaria, los cuales se llevan en términos monetarios nominales de la fecha de las transacciones, de acuerdo con principios de contabilidad generalmente aceptados en el Perú, los cuales comprenden a las Normas Internacionales de Información Financiera (NIIF) seleccionadas y oficializadas por el Consejo Normativo de Contabilidad (CNC) a la fecha de los estados financieros.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad (IASB por sus siglas en ingles), estableció que el termino NIIF incluye a las normas internacionales aprobadas por el IASB, las normas internacionales de contabilidad (NIC), y las interpretaciones SIC emitidas por organismos previos.

A partir del 1 de enero de 2006, con las excepciones mencionadas en el siguiente párrafo, todas las NIIF (y NICs) vigentes a nivel internacional aplicables a la Compañía y su Subsidiaria, se encuentran aprobadas para su aplicación en el Perú, según Resolución N°034-2005-EF/93.01. del CNC de marzo de 2005. La adopción en el año 2006 de las nuevas NIIF no tuvo un efecto significativo en los estados financieros consolidados de la Compañía y su Subsidiaria.

Con fecha 3 de febrero de 2006, el CNC mediante Resolución N°038-2005-EF/93.01. resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la NIC 21 " Efecto de la Variaciones de los Tipos de Cambio de Monedas Extranjeras" (Versión 2003) y restituir por el mismo periodo la aplicación en el país de la NIC 21 (Versión 1993) , así como las SICs 19 y 30 ; excepto por el Tratamiento Alternativo Permitido señalado en los párrafos 20,21 y 22 de la citada NIC. Asimismo, el CNC resolvió mantener la aplicación en el Perú del Método de participación patrimonial en la

elaboración de los Estados Financieros individuales, para la valuación de las inversiones en subsidiarias, entidades conjuntamente controladas y asociadas, en adición a los métodos establecidos en las NIC 27 y 28 (versión 2003)

En la preparación y presentación de los estados financieros consolidados al 31 de marzo de 2007 y al 31 de diciembre de 2006, la Gerencia de la Compañía y su Subsidiaria han observado el cumplimiento de las NIIF que le son aplicables.

(b) Consolidación de estados financieros -

Subsidiaria es toda entidad sobre la cual la Compañía tiene el poder de gobernar las políticas financieras y operativas. La Subsidiaria es aquella en la que la Compañía tiene el control. La Subsidiaria es totalmente consolidada desde la fecha en que se transfirió el control efectivo de la misma a la Compañía y deja de ser consolidada desde la fecha en que el control cesa. Los estados financieros consolidados al 31 de marzo de 2007 y al 31 de diciembre de 2006, incluyen todas las cuentas de la Compañía y su Subsidiaria, tal como se detalla en la nota 1. Todas las cuentas y transacciones significativas entre estas compañías, incluyendo las ganancias y pérdidas no realizadas han sido eliminadas en los estados financieros consolidados adjuntos.

El interés minoritario fue determinado en proporción a la participación de los accionistas minoritarios en el patrimonio neto de la Subsidiaria, y se presenta por separado en el balance general consolidado y en el estado consolidado de ganancias y pérdidas. Los estados financieros consolidados se preparan usando políticas contables uniformes para transacciones y hechos similares.

(c) Uso de estimados y supuestos-

La preparación de los estados financieros consolidados requiere que la Gerencia efectúe estimados que afectan las cifras reportadas de activos y pasivos, de ingresos y gastos, y la revelación de hechos importantes incluidos en las notas a los estados financieros consolidados. Los estimados y juicios realizados son continuamente revisados y se basan en la experiencia histórica y otros factores, incluyendo la evaluación de eventos futuros que se consideran razonables en las circunstancias. Los resultados finales podrían diferir de dichas estimaciones. Las estimaciones más significativas relacionadas con los estados financieros consolidados son la provisión para cuentas de cobranza dudosa, la depreciación de inmuebles, planta y equipo, la provisión para contingencias y desvalorización de activos, el impuesto a la renta y participación de los trabajadores, y la estimación de los ingresos devengados.

(d) Operaciones en moneda extranjera -

La Compañía y su Subsidiaria registran sus operaciones en moneda extranjera aplicando a dichos montos los tipos de cambio del día de la transacción. Las diferencias en cambio que se generan entre el tipo de cambio de liquidación de las transacciones o de cierre del balance general consolidado y el tipo de cambio con el que fueron inicialmente registradas las operaciones, son reconocidas en el estado consolidado de ganancias y pérdidas, en el período en que se generan.

(e) Instrumentos financieros -

Los activos y pasivos financieros presentados en el balance general consolidado corresponden, principalmente, a efectivo y equivalente de efectivo, cuentas por cobrar comerciales, cuentas por cobrar a empresas relacionadas, otras cuentas por cobrar y la totalidad de los pasivos. Las políticas contables sobre el reconocimiento y la valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta nota.

Los instrumentos financieros se clasifican en pasivos o patrimonio de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como pasivo, se registran como gastos o ingresos. Los pagos a los tenedores de los instrumentos financieros registrados como patrimonio se registran directamente en el patrimonio neto consolidado.

Los instrumentos financieros se compensan cuando la Compañía y su Subsidiaria tienen el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta o de realizar el activo y cancelar el pasivo simultáneamente.

Los instrumentos financieros derivados son inicialmente reconocidos en el balance general consolidado al costo y posteriormente son registrados a su valor estimado de mercado. Este valor se determina en base a los tipos de cambio y tasas de interés de mercado. Todos los instrumentos derivados son registrados como activos cuando el valor estimado de mercado es positivo y como pasivos cuando el valor estimado de mercado es negativo. Las ganancias o pérdidas por cambios en su valor estimado de mercado se registran en los resultados consolidados del ejercicio, salvo en el caso de aquellos derivados designados como de cobertura de flujos de efectivo, donde el cambio de valor se refleja inicialmente en patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

(f) Cuentas por cobrar comerciales -

Las cuentas por cobrar comerciales son expresadas a su valor nominal y se presentan en el balance general consolidado netas de la provisión para cuentas de cobranza dudosa. Las cuentas por cobrar comerciales incluyen los ingresos estimados por los servicios no facturados a la fecha del balance general consolidado, ver párrafo (l).

La Compañía y su Subsidiaria estiman su provisión de cobranza dudosa para los activos financieros individualmente no significativos de manera colectiva evaluando la existencia de evidencia objetiva del deterioro del valor de las cuentas por cobrar. La Compañía y su Subsidiaria han determinado, sobre la base de experiencia histórica, que las deudas vencidas con una antigüedad mayor a cuatro meses desde la fecha de facturación no son recuperables. Para el caso de las cuentas por cobrar a distribuidores, agencias y grandes superficies, la Subsidiaria ha determinado que las deudas vencidas con una antigüedad entre 150 y 360 días son recuperables en un 50 por ciento, mientras que las vencidas con una antigüedad mayor a 360 días no son

recuperables. En ambos casos, la provisión se registra con cargo a los resultados en el ejercicio en el cual la Gerencia determina la necesidad de constituirla.

Asimismo, para aquellas cuentas significativamente individualmente, la Compañía y su Subsidiaria realizan evaluaciones específicas para determinar si existe evidencia objetiva de la pérdida de valor de las cuentas por cobrar. En opinión de la Gerencia, este procedimiento permite estimar razonablemente la provisión para cuentas de cobranza dudosa, considerando las características de los clientes en el Perú y los criterios establecidos en la NIC 39.

(g) Existencias -
Las existencias corresponden principalmente a equipos terminales que están valuados al costo. Los equipos terminales son registrados en los resultados cuando son entregados en venta a los clientes finales y se presentan en el rubro materiales y suministros del estado consolidado de ganancias y pérdidas. Las existencias en tránsito se presentan al costo específico de adquisición.

Los equipos terminales entregados en alquiler son reclasificados al rubro inmuebles, planta y equipo y son depreciados en un año siguiendo el método de la línea recta, ver párrafo (h) siguiente.

La Gerencia de la Compañía y Subsidiaria determinan la necesidad de la provisión por desvalorización en función a un análisis efectuado sobre la rotación de los equipos terminales. Los equipos averiados y aquellos que no tienen movimiento en el último año son provisionados en su totalidad. La provisión se registra con cargo a los resultados del ejercicio, en el cual se determina la necesidad de esa provisión.

(h) Inmuebles, planta y equipo -
El rubro inmuebles, planta y equipo se presenta al costo, neto de la depreciación acumulada y la pérdida por desvalorización en el valor de estos activos, ver párrafo (o).

El costo inicial de los inmuebles, planta y equipo comprende su precio de compra, incluyendo aranceles e impuestos de compra no-reembolsables y cualquier costo directamente atribuible para ubicar y dejar al activo en condiciones de trabajo y uso.

La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios y otras construcciones	33
Planta telefónica	Entre 10 y 15
Equipos terminales	1
Equipos diversos	5 y 10
Vehículos	5
Muebles y enseres	10

La vida útil y el método de depreciación se revisan periódicamente para asegurar que el método y el período de la depreciación sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, planta y equipo. Los desembolsos incurridos después que un activo ha sido puesto en uso se capitalizan como costo adicional de este activo únicamente cuando es probable que tales desembolsos resultarán en beneficios económicos futuros superiores al rendimiento normal evaluado originalmente para dicho activo. Los desembolsos por mantenimiento y reparaciones se reconocen como gasto del ejercicio en que son incurridos.

Las obras en curso representan, principalmente, la planta e inmuebles en construcción y se registran al costo. Esto incluye el costo de construcción, planta y equipo y otros costos directos. Las construcciones en proceso no se deprecian hasta que los activos relevantes se terminen y estén operativos.

(i) Arrendamiento financiero -

Los arrendamientos financieros se reconocen, al inicio de los contratos, registrando los correspondientes activos y pasivos por un importe igual al valor razonable de los activos en arrendamiento o, si es menor, al valor presente de las cuotas de arrendamiento. Los costos directos iniciales se consideran como parte del activo.

Los pagos por arrendamiento se distribuyen entre las cargas financieras y la reducción del pasivo. La carga financiera se distribuye en los períodos de vigencia de los contratos de arrendamiento.

Los arrendamientos financieros generan gastos de depreciación por los activos arrendados, así como gastos financieros por el pasivo correspondiente. La política de depreciación aplicable a los activos arrendados es consistente con la política para los otros activos depreciables que poseen la Compañía y su Subsidiaria.

(j) Intangibles -

Los intangibles se registran inicialmente al costo. Un activo se reconoce como intangible si es probable que los beneficios económicos futuros atribuibles que genere fluirán a la Compañía y su Subsidiaria y su costo puede ser medido confiablemente. Después del reconocimiento inicial, los intangibles se miden al costo menos la amortización acumulada y cualquier pérdida acumulada por desvalorización, ver párrafo (o).

Los intangibles se amortizan bajo el método de línea recta, sobre la base de las siguientes vidas útiles estimadas:

Descripción	**Años**
Concesiones de telefonía móvil	20
Software	5

El período y el método de amortización se revisan al final de cada año.

(k) Provisiones -
Se reconoce una provisión sólo cuando la Compañía y su Subsidiaria tienen una obligación presente como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y puede hacerse una estimación fiable del importe de la obligación. Las provisiones se revisan en cada periodo y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general consolidado. Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias no se reconocen en los estados financieros consolidados. Estas se revelan en notas a los estados financieros, excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(l) Reconocimiento de ingresos, costos y gastos -
Los ingresos por servicios de telefonía (interconexión, tráfico y otros) son reconocidos en el periodo en que se brinda el servicio, medidos principalmente por el tiempo de tráfico procesado y las tarifas fijadas con los clientes.

Los ingresos por venta de bienes (equipos terminales), son reconocidos cuando los equipos son activados y transferidos al cliente final. Los ingresos devengados que no son facturados a la fecha de los estados financieros consolidados son estimados sobre la base de la información histórica más reciente, proporcionada por área comercial de la Compañía y su Subsidiaria.

Los otros ingresos, costos y gastos se reconocen a medida que devengan, independientemente del momento en que se realizan, y se registran en los periodos con los cuales se relacionan.

(m) Efectivo -
El rubro efectivo y equivalentes de efectivo presentado en el balance general consolidado, incluye los saldos en efectivo y mantenidos en bancos. Para propósitos de preparación del estado consolidado de flujos de efectivo se incluye el efectivo y los depósitos cuyo vencimiento original es menor a tres meses.

(n) Impuesto a la renta y participación de los trabajadores -
El impuesto a la renta y la participación a los trabajadores se calculan sobre la base de los estados financieros individuales de la Compañía y su Subsidiaria. El registro contable del impuesto a la renta y la participación de los trabajadores se ha realizado considerando los principios de la NIC 12. La tasa del impuesto a la renta y de la participación de los trabajadores aplicable a la Compañía y su Subsidiaria es de 30 y la tasa de participación de los trabajadores aplicable a la Subsidiaria es de 10 por ciento.

El impuesto a la renta y participación de los trabajadores diferidos reflejan los efectos de las diferencias temporales entre los saldos de activos y pasivos diferidos para fines contables y los determinados para fines tributarios. Los activos y pasivos diferidos se miden utilizando las tasas

de impuesto que se esperan aplicar a la renta imponible en los años en que estas diferencias se recuperen o eliminen. La medición de los activos y pasivos diferidos refleja las consecuencias tributarias derivadas de la forma en que la Compañía y su Subsidiaria esperan recuperar o liquidar el valor de sus activos y pasivos a la fecha del balance general consolidado.

El activo y pasivo diferido se reconocen sin tomar en cuenta el momento en que se estime que las diferencias temporales se anulan. Los activos diferidos son reconocidos cuando es probable que existan beneficios tributarios futuros suficientes para que el activo diferido se pueda aplicar. A la fecha del balance general consolidado, la Compañía y su Subsidiaria evalúan los activos diferidos no reconocidos y el saldo de los reconocidos.

Conforme lo establece la norma contable , el impuesto y la participación diferida se determina en base a la tasa del impuesto aplicable y el porcentaje de la participación; reconociendo cualquier impuesto adicional por la distribución de dividendos en la fecha que se reconoce el pasivo.

(o) Desvalorización de activos -

El valor neto en libros de inmuebles, planta y equipos e intangibles es revisado para determinar si no existe un deterioro cuando se presentan acontecimientos o cambios económicos que indiquen que dicho valor pueda no ser recuperable. Cuando el valor del activo en libros excede su valor recuperable, se reconoce una pérdida por desvalorización en el estado consolidado de ganancias y pérdidas.

El valor recuperable de un activo se define como el mayor importe entre el precio de venta neto y su valor en uso. El precio de venta neto es el monto que se puede obtener en la venta de un activo en un mercado libre, mientras que el valor en uso es el valor presente de los flujos futuros estimados del uso continuo de un activo y de su disposición al final de su vida útil. Al determinar el valor en uso, los flujos futuros de efectivo se descuentan a su valor presente utilizando una tasa de descuento antes de impuestos que refleja la evaluación de las condiciones actuales de mercado, del valor del dinero en el tiempo y los riesgos específicos del activo. Los importes recuperables se estiman para cada activo o, si no es posible, para la unidad generadora de efectivo.

(p) Pérdida por acción -

La pérdida por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general consolidado. Las acciones emitidas o anuladas por la reexpresión del capital social provenientes del ajuste por inflación de los estados financieros consolidados, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones, se consideran que estas acciones siempre estuvieron en circulación. La Compañía y su Subsidiaria no tienen instrumentos financieros que produzcan efectos dilutivos, por lo que la pérdida por acción básica y diluida es la misma.

(q) Estados financieros al 31 de diciembre de 2006 –
Ciertas cifras de los estados financieros al 31 de diciembre de 2006 han sido reclasificadas para hacerlas comparativas con los estados financieros al 31 de marzo de 2007, los mismos que no son significativos.

(r) Nuevo pronunciamiento contable -
NIIF 7 - Instrumentos Financieros – Revelaciones – El objetivo de esta norma es proveer las exposiciones en las notas a los estados financieros que permitan a los usuarios evaluar el impacto de los instrumentos financieros en la posición financiera y desempeño de la Compañía, para entender la naturaleza y extensión de los riesgos que enfrenta la Compañía por mantener instrumentos financieros y como la Gerencia de la Compañía maneja estos riesgos. Esta Norma tiene vigencia internacional para los períodos anuales que comienzan después del 1° de enero de 2007 y reemplaza las revelaciones requeridas por la NIC 32 sobre instrumentos financieros. Aún no ha sido aprobada su implementación en el Perú.

3. **Efectivo y equivalentes de efectivo**

(a) A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.12.06 S/(000)
Caja y Fondo fijo	136	136
Cuentas corrientes (b)	2,336	35,098
Depósitos a plazo (c)	150,219	225,643
	152,691	260,877

(b) Las cuentas corrientes se mantienen en bancos locales y están denominados en nuevos soles y dólares estadounidenses.

(c) Los depósitos a plazo tienen vencimientos originales menores a 90 días.

(d) No existen restricciones sobre los saldos de efectivo y equivalente de efectivo al 31 de marzo de 2007 y al 31 de diciembre de 2006.

4. Cuentas por cobrar comerciales, neto

(a) A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.12.06 S/(000)
Abonados de telefonía móvil	199,272	193,004
Operadores (c)	23,679	34,792
Distribuidores, agencias y grandes superficies (d)	54,859	51,713
Estimado de ingresos, nota 2(l)	54,048	73,014
	331,858	352,523
Provisión para cuentas de cobranza dudosa (e)	(179,237)	(176,736)
	152,621	175,787

(b) Las cuentas por cobrar comerciales están denominadas principalmente en dólares estadounidenses, tienen vencimientos corrientes y no generan intereses. Al inicio de cada mes la Subsidiaria anula el estimado de ingresos del mes anterior y registra la facturación real. Como consecuencia de dicho procedimiento no han existido diferencias significativas entre los importes de ingresos estimados y los realmente facturados al 31 de marzo de 2007 y 31 de diciembre de 2006.

(c) Las cuentas por cobrar a operadores corresponden principalmente a Nextel del Perú S.A., América Móvil Perú S.A.C., y Telmex Perú S.A., por conceptos de interconexión y roaming internacional, que representan al 31 de marzo de 2007, el 41,33 y 17 por ciento del saldo por cobrar, respectivamente (34, 44 y 16 por ciento , respectivamente, al 31 de diciembre de 2006).

(d) Corresponden a 475 canales de ventas (484 al 31 de diciembre de 2006). Ninguno de ellos representa mas del 10 por ciento de la cuenta por cobrar.

(e) El movimiento de la provisión para cuentas de cobranza dudosa por el periodo terminado el 31 de marzo de 2007 y el año terminado el 31 de diciembre de 2006 es como sigue:

	31.03.07 S/(000)	31.12.06 S/(000)
Saldo inicial	176,736	171,253
Mas (menos) -		
Provisión del ejercicio, nota 22	3,169	16,484
Diferencia en cambio	(668)	(11,001)
Saldo final	179,237	176,736

En opinión de la Gerencia, la provisión para cuentas de cobranza dudosa es suficiente para cubrir el riesgo de crédito de estas cuentas a la fecha del balance general consolidado.

5. Otras cuentas por cobrar

(a) A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.12.06 S/(000)
Reclamos a terceros (b)	89,656	76,804
Crédito fiscal del Impuesto General a las Ventas	-	11,270
Cesión de derecho de cobro	2,928	50
Impuesto a la renta de no domiciliados	12,710	8,447
Entregas a rendir cuenta	4,155	2,838
Otras	442	6,167
	109,831	105,576
Menos – Porción no corriente	93,963	82,855
Porción corriente	15,928	22,721

(b) Al 31 de marzo de 2007, corresponde principalmente a los pagos efectuados a la Administración Tributaria por aproximadamente S/83,818,000 (S/71,014,000 al 31 de diciembre de 2006) que, en opinión de la Gerencia de la Subsidiaria y de sus asesores legales, serán recuperados cuando se resuelvan los reclamos interpuestos por la Subsidiaria, en relación a las acotaciones recibidas por la revisión del Impuesto a la Renta e Impuesto General a las Ventas de los años 2000 a 2003, ver nota 18.

6. Existencias, neto

(a) A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.12.06 S/(000)
Equipos terminales	194,913	159,234
En tránsito	1,235	7,318
Otros	18,565	8,121
	214,713	174,673
Provisión para desvalorización de existencias (b)	(12,089)	(9,782)
	202,624	164,891

El costo de los inventarios vendidos al 31 de marzo de 2007 fue de aproximadamente S/154,713,000 (S/85,129,000 al 31 de marzo del 2006) y se presentan en el rubro "Materiales y suministros" en el estado consolidado de ganancias y pérdidas.

(b) El movimiento de la provisión para desvalorización de existencias por los años terminados al 31 de marzo de 2007 y al 31 de diciembre de 2006 es como sigue:

	31.03.07 S/(000)	31.12.06 S/(000)
Saldo inicial	9,782	11,144
Mas (menos) -		
Provisión del ejercicio, nota 22	2,307	-
Recuperos	-	(1,362)
Saldo final	12,089	9,782

En opinión de la Gerencia, el saldo de la provisión para desvalorización de existencias, cubre adecuadamente el riesgo estimado de pérdida por obsolescencia al 31 de marzo de 2007 y 31 de diciembre de 2006.

7. **Inmuebles, planta y equipo, neto**

(a) A continuación se detalla el movimiento y la composición del rubro:

	Terrenos S/(000)	Edificios y otras construcciones S/(000)	Planta telefónica S/(000)	Equipos diversos S/(000)	Vehículos S/(000)	Muebles y enseres S/(000)	Obras en curso S/(000)	Total 31.03.07 S/(000)	Total 31.12.06 S/(000)
Costo									
Saldo al 1° de enero	32,152	280,448	3,431,306	123,811	4,007	21,423	55,296	3,928,443	3,665,083
Adiciones	-	-	15,828	-	-	-	41,085	56,913	345,301
Transferencias	-	3,853	52,901	474	-	-	(57,228)	-	-
Transferencia a intangibles, nota 8	-	-	-	-	-	-	(5,183)	(5,183)	(23,408)
Bajas (e)	-	-	-	-	-	-	-	-	(58,533)
Saldo al 31 de marzo	32,152	284,301	3,500,035	124,285	4,007	21,423	33,970	3,980,173	3,928,443
Depreciación acumulada									
Saldo al 1° de enero	-	93,543	2,589,629	100,319	3,642	11,864	-	2,798,997	2,342,185
Adiciones	-	2,706	148,145	2,012	60	668	-	153,591	502,792
Bajas (e)	-	-	-	-	-	-	-	-	(45,980)
Saldo al 31 de marzo	-	96,249	2,737,774	102,331	3,702	12,532	-	2,952,588	2,798,997
Provisión para desvalorización (f)									
Saldo al 1° de enero	-	-	59,807	-	-	-	-	59,807	59,807
Saldo al 31 de marzo	-	-	59,807	-	-	-	-	59,807	59,807
Valor neto en libros	32,152	188,052	702,454	21,954	305	8,891	33,970	967,778	1,069,639

(b) Los rubros terrenos, edificios y otras construcciones incluyen un inmueble adquirido a través de un contrato de arrendamiento financiero, pendiente de pago, por aproximadamente S/33,389,000 al 31 marzo de 2007(S/33,653,000 al 31 diciembre de 2006), neto de depreciación acumulada y garantizado por el propio activo adquirido, ver nota 13(b).

(c) Al 31 de marzo de 2007 y 31 diciembre de 2006, los activos totalmente depreciados que se mantienen en uso corresponden, principalmente, a planta telefónica. El costo en libros a esas fechas de dichos activos asciende a aproximadamente S/1,692,017,000 y S/1,666,454,000, respectivamente.

(d) Al 31 de marzo de 2007 y al 31 diciembre de 2006, la Subsidiaria no ha constituido hipotecas sobre sus inmuebles, planta y equipo, excepto por el activo adquirido a través del arrendamiento financiero, ver párrafo (b) anterior.

(e) En noviembre de 2006 la Subsidiaria vendió la red Back Bone Sur y Anillos Lima a su relacionada Telefónica del Perú S.A.A. El costo neto de dichos activos ascendió a S/ 12,049,000.

(f) La Subsidiaria revisó la vida útil de los activos relacionados con la tecnología TDMA, de forma de depreciarlos de acuerdo con los ingresos que estos generaran hasta diciembre de 2006. Al 31 de diciembre de 2006 los activos relacionados a la tecnología TDMA se encuentran totalmente depreciados. La depreciación decreciente de dicho ejercicio ascendió a S/142,648,000 y fue registrada con cargo a resultados del ejercicio.

Al 31 de marzo de 2007, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. Sobre la base de dicha información, la Gerencia ha estimado que los valores recuperables de sus activos, son mayores a sus valores en libros; por lo que no es necesario constituir ninguna provisión por desvalorización adicional para estos activos a la fecha del balance general consolidado..

(g) El rubro planta telefónica incluye equipos terminales dados en alquiler por un valor neto en libros al 31 de marzo de 2007 y 31 de diciembre de 2006 ascendente aproximadamente a S/26,981,658 y S/30,051,000 respectivamente.

8. Intangibles, neto

(a) A continuación se presenta la composición y el movimiento del rubro:

	31.03.07			31.12.06
	Concesiones (b) S/(000)	Software (c) S/(000)	Total S/(000)	Total S/(000)
Costo				
Saldo al 1° de enero	217,645	171,375	389,020	365,612
Transferencias provenientes de obras en curso, nota 7	-	5,183	5,183	23,408
Saldo al 31 de marzo	217,645	176,558	394,203	389,020
Amortización acumulada				
Saldo a 1° enero	120,863	125,201	246,064	206,616
Adiciones	3,278	5,233	8,511	39,448
Saldo al 31 de marzo	124,141	130,434	254,575	246,064
Valor neto en libros	93,504	46,124	139,628	142,956

(b) Corresponde principalmente a los montos pagados por la concesión que pertenecía a la Empresa Difusora Radio Tele S.A.C. y por la Banda B de Provincias cuyo costo neto al 31 de marzo de 2007 y al 31 de diciembre de 2006 asciende a aproximadamente S/93,504,000 y S/96,782,000, respectivamente. La Subsidiaria deberá devolver, de acuerdo con el Contrato de Concesión firmado con el Estado Peruano, dentro del plazo de hasta 24 meses contados desde el 1 de junio de 2005, la Banda B de 25 MHz correspondiente a la Banda de 800 MHz y recibirá a cambio la Banda de 25 MHz correspondiente a la Banda de 1900 MHz. En opinión de la Gerencia de la Compañía, el valor neto en libros de la banda a ser devuelta registrada al 31 de marzo de 2007 y al 31 de diciembre de 2006 se asemeja al valor de mercado de la banda a ser recibida, por lo que se han mantenido los valores contables del activo a ser devuelto.

(c) Corresponde principalmente a los aplicativos del sistema de facturación, cobros y control de tráfico STC-400.

(d) Al 31 de marzo de 2007, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. Sobre la base de dicha información, la Gerencia ha estimado que los valores recuperables de activos intangibles, son mayores a sus valores en libros; por lo que no es necesario constituir ninguna provisión por desvalorización para estos activos a la fecha del balance general consolidado.

9. Deuda con entidades bancarias

(a) A continuación se presenta la composición del rubro :

	Moneda de origen	31.03.07 S/(000)	31.12.06 S/(000)
Banco de Crédito del Perú (b)	S/	48,500	48,500
Banco Latinomericano de Exportaciones (c)	US$	63,680	63,940
		112,180	112,440
Derivados financieros	S/	142	922
		112,322	113,362

(b) Corresponde a un pagare en moneda nacional para capital de trabajo el cual no tiene garantías, devenga una tasa de interés de 6.08 por ciento anual y vence en agosto de 2007.

(c) Corresponde a un préstamo ascendente a US$20,000,000 destinado a amortizar la deuda con el AMRO Bank (que se mantuvo durante el 2006). Devenga una tasa de interés de libor a seis meses mas 0.5 por ciento anual y vence en marzo de 2008.

10. Cuentas por pagar comerciales

(a) A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.12.06 S/(000)
Proveedores nacionales (b)	205,970	237,774
Operadores locales (c)	12,622	33,503
Proveedores del exterior (b)	24,429	22,404
Otros (d)	154,272	198,831
	397,293	492,512

(b) Las cuentas por pagar comerciales están denominadas en nuevos soles y dólares estadounidenses, tienen vencimientos corrientes, no generan intereses y corresponden, principalmente a cuentas por pagar por la adquisición de equipos celulares y equipos de transmisión.

(c) Comprende obligaciones por servicios de interconexión recibidos, principalmente de América Móvil Perú S.A.C., Nextel del Perú S.A. y Telmex S.A.

(d) Comprende, principalmente, facturas por recibir de proveedores nacionales y extranjeros.

11. Otras cuentas por pagar

(a) A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.12.06 S/(000)
Ingresos diferidos (c)	71,420	70,261
Tributos	16,221	49,549
Remuneraciones, vacaciones y participaciones	30,178	42,944
Depósitos en garantía	3,375	2,957
Intereses por pagar	4,398	7,372
Otros	19,270	16,295
	144,862	189,378
Provisiones (b) , no corrientes	68,147	75,472

(b) Comprende principalmente provisiones diversas efectuadas por la Subsidiaria de acuerdo con la práctica descrita en la nota 2(k), sobre la base de sus mejores estimaciones del desembolso que sería requerido para liquidar obligaciones a la fecha del balance general consolidado, nota 18.

La Gerencia y sus asesores legales internos y externos consideran que las provisiones registradas son suficientes para cubrir los riesgos que afecten al negocio de la Compañía y su Subsidiaria al 31 de marzo de 2007 y al 31 de diciembre de 2006.

(c) Corresponde principalmente a la venta de tarjetas prepago, las cuales son reconocidas como ingreso según el tráfico consumido.

12. Bonos

(a) Al 31 de marzo de 2007 y 31 de diciembre de 2006 las siguientes emisiones de bonos correspondientes al primer programa se mantienen vigentes:

Emisión y serie	Fecha de vencimiento	Monto Autorizado (000)	Monto Utilizado (000)	Tasa de Interés Nominal Anual (*)	Importe al 31.03.07 S/(000)	Importe al 31.12.06
4ta A	Mayo de 2007	US$50,000	US$30,000	5.25% (**)	96,035	96,405
5ta A	Agosto de 2007	US$50,000	US$30,000	5.31% (**)	96,139	97,788
1era A	Febrero de 2009	S/125,000	S/50,000	6.25%	50,422	51,196
8tva A	Septiembre de 2010	S/125,000	S/47,000	6.44%	47,094	47,847
2da A	Febrero de 2011	S/125,000	S/50,000	7.06%	50,404	51,284
2da B	Junio de 2011	S/125,000	S/25,000	7.56%	25,598	25,126
2da C	Julio de 2011	S/125,000	S/45,000	7.56%	45,624	46,473
3era A	Febrero de 2013	S/125,000	S/35,000	7.44%	35,237	35,888
3era B	Marzo de 2013	S/125,000	S/20,000	7.69%	20,052	20,436
				Total	466,605	472,443
Instrumentos Financieros						
Derivados					2,807	2,936
					469,412	475,379
Menos -Porción corriente					197,679	203,660
Porción no corriente					271,733	271,719

(*) El pago de los intereses es semestral a excepción de lo indicado en (**)

(**) El pago de los intereses es trimestral

(b) Al 31 de marzo de 2007 y al 31 de diciembre de 2006, los bonos emitidos según sus condiciones contractuales tienen los siguientes vencimientos:

Año de vencimiento	**31.03.07**	**31.12.06**
	S/(000)	
2007	197,679	203,660
2009	49,962	49,957
2010	46,951	46,948
2011 en adelante	174,820	174,814
	469,412	475,379

(c) En Junta General de Accionistas de la Subsidiaria del 25 de julio de 2005, se acordó la autorización para la emisión de obligaciones y bonos por parte de la Subsidiaria, durante el plazo de 5 años contados a partir de agosto de 2005. En ese plazo la Subsidiaria podrá emitir bonos hasta por un monto de US$350,000,000; asimismo, dentro del mismo plazo podrá emitir instrumentos de corto plazo hasta por un monto de US$150,000,000. En adición, en sesión de Directorio de la Subsidiaria del 29 de setiembre de 2006, se acordó la realización de una oferta privada no masiva a través de pagarés denominadas "Pagarés de Telefónica Móviles" hasta por un importe equivalente a US$350,000,000.

(d) De conformidad con el artículo 19 del Texto Unico Ordenado de la Ley de Impuesto a la Renta, aprobado por Decreto Supremo N° 054-99-EF y modificado por Ley 27804, los intereses están exonerados del Impuesto a la Renta hasta el 31 de diciembre de 2008. La exoneración no opera en el caso de que el adquiriente de los bonos sea una entidad bancaria o financiera.

Adicionalmente de conformidad con el Decreto Legislativo 972 vigente a partir del 1 de enero de 2009, los intereses y ganancias de capital provenientes de bonos emitidos hasta el 10 de marzo de 2007 estarán inafectos al Impuesto a la Renta; mientras que los intereses y ganancias de capital provenientes de bonos emitidos a partir del 11 de marzo de 2007 estarán afectos al Impuesto a la Renta a partir del 1 de enero de 2009.

(e) Los recursos captados mediante la emisión de bonos por oferta pública fueron destinados para la reestructuración de pasivos y capital de trabajo, entre otros. Por estos bonos no se han otorgado garantías específicas.

13. Deudas a largo plazo

(a) A continuación se presenta la composición del rubro.

Acreedor y tipo de deuda	Moneda	Garantía	Tasa de interés anual	Forma de pago	Vencimiento	31.03.07		31.12.06	
						US$(000)	S/(000)	US$(000)	S/(000)
Crédito Leasing S.A., arrendamiento financiero (b)	S/.	Activos adquiridos bajo arrendamiento financiero	6.80 %	Mensual	Diciembre 2010	-	23,397	-	24,724
BBVA Banco Continental, pagaré para capital de trabajo (c)	S/.	-	5.75 %	Al vencimiento	Agosto 2008	-	65,000	-	65,000
Banco Europeo de Inversiones, pagaré para inversión	US $	Contrato de garantía del Banco Santander Central Hispano, S.A.	Libor 6 meses + 0.07 %	Semestral, desde junio de 2,010	Diciembre 2018	38,373	122,180	38,373	122,678
Total Deuda a largo plazo							210,577		212,402
Instrumentos Financieros Derivados							2,338		(244)
							212,915		212,158
Menos - Porción corriente							5,824		70,757
Porción no corriente (e)							207,091		141,401

(b) Corresponde a una operación de arrendamiento financiero de un inmueble. El plazo del contrato de arrendamiento es de 120 meses contados a partir del 1 de enero de 2001; los pagos han sido efectuados a partir del 1 de junio de 2001, ver nota 7(b). Las obligaciones más significativas asumidas bajo los términos del arrendamiento, diferentes de los pagos de arrendamiento, son el mantenimiento del inmueble, seguros y servicios públicos. A partir del 1° de marzo de 2006 se elaboró un nuevo cronograma mediante el cual se estableció el monto de la deuda en moneda nacional, así como una nueva tasa de interés anual. En opinión de la Gerencia al 31 de marzo de 2007 y al 31 de diciembre de 2006 estas obligaciones vienen siendo cumplidas por la Subsidiaria.

Los pagos mínimos futuros para el arrendamiento descrito anteriormente son los siguientes:

	31.03.07 S/(000)	31.12.06 S/(000)
2007	5,340	7,120
2008	7,120	7,120
2009 y 2010	14,590	14,590
Total pagos mínimos por arrendamiento	27,050	28,830
Menos		
Carga financiera por aplicar a resultados durante el		
plazo de arrendamiento	(3,303)	(3,756)
Opción de compra	(350)	(350)
Valor presente de los pagos mínimos de arrendamiento	23,397	24,724
Obligaciones por arrendamiento financiero		
Corriente	5,824	5,623
No corriente	17,573	19,101
Total	23,397	24,724

(c) El préstamo con el BBVA Continental venció originalmente en febrero del 2007 y fue renovado hasta agosto de 2,008.

(d) Al 31 de marzo de 2007 y al 31 de diciembre de 2006 la porción no corriente de la deuda a largo plazo tiene los siguientes vencimientos:

	31.03.07 S/(000)	31.12.06 S/(000)
2007	4,360	70,757
2008	71,010	6,010
2009	6,425	6,425
2010	20,791	20,163
2011 en adelante	110,329	108,803
	212,915	212,158

14. Transacciones con empresas relacionadas

(a) Al 31 de marzo de 2007 y al 31 de diciembre de 2006 la Subsidiaria mantenía los siguientes saldos con empresas relacionadas:

	31.03.07 S/(000)	31.12.06 S/(000)
Cuentas por cobrar:		
Telefónica del Perú S.A.A.	3,482	20,285
Otros	235	939
	3,717	21,224
Cuentas por pagar:		
Telefónica, S.A. (España)	39,773	39,108
Telefónica Servicios Comerciales S.A.C.	5,837	5,567
Telefónica Investigación y Desarrollo S.A.	13,085	13,426
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	4,650	3,938
Teleatento del Perú S.A.C.	3,127	2,487
Otros	7,437	6,182
	73,909	70,708

(b) Al 31 de marzo de 2007 y al 31 de diciembre de 2006, para propósitos de estos estados financieros, las cuentas por cobrar y por pagar a las empresas relacionadas se presentan netas.

(c) El 1 de mayo de 2005 se hizo efectiva la fusión de Telefónica del Perú S.A.A. con Telefónica Empresas Perú S.A.A., la misma que se disolvió sin liquidarse. Como resultado de la fusión, todas las deudas fueron asumidas por Telefónica del Perú S.A.A.

(d) Al 31 de marzo de 2007, los préstamos a empresas relacionadas corresponden principalmente a un préstamo otorgado en moneda extranjera a Telefónica Europe B.V. por US$110,000,000 (equivalente a S/. 354,853,000 al 31 de marzo de 2007 y a S/351,546,000 al 31 de diciembre de 2006, incluyendo intereses) en diciembre de 2006, el cual tiene vencimiento corriente, devenga intereses a una tasa libor de doce meses y no cuenta con garantías específicas. Asimismo, al 31 de marzo de 2007 y al 31 de diciembre de 2006, incluye préstamos otorgados en moneda nacional a Telfisa Perú S.A.C., que devengan intereses a tasas de mercado y son de vencimiento corriente, ascendentes a aproximadamente S/16,247,000 y S/16,249,000 , respectivamente.

15. Impuesto a la Renta y Participación de los trabajadores diferidos

(a) A continuación se presenta el detalle del activo y pasivo por impuesto a la renta y participación de los trabajadores:

	Al 1° de enero de 2006 S/(000)	Abono (cargo) al estado de ganancias y pérdidas S/(000)	Reclasificaciones S/(000)	Al 31 de diciembre de 2006 S/(000)	Abono (cargo) al estado de ganancias y pérdidas S/(000)	Al 31 de marzo de 2007 S/(000)
Activo diferido						
Costo de venta de la Planta Nortel	-	31,529	18,551	50,080	(1,377)	48,703
Equipos buscapersonas y celulares	(24,787)	64,175	-	39,388	3,686	43,074
Ingresos diferidos por tarjetas prepago	-	22,931	-	22,931	(1,713)	21,218
Provisión para desvalorización de activo fijo	22,129	-	-	22,129	-	22,129
Provisión para cuentas de cobranza dudosa	7,337	6,410	-	13,747	(1,161)	12,586
Diferencias en tasas de depreciación de planta telefónica	(10,011)	16,870	-	6,859	15,018	21,877
Otras provisiones	5,625	(560)	-	5,065	4,377	9,442
Provisión de vacaciones	560	3,063	-	3,623	-	3,623
Provisión para desvalorización de existencias	1,131	2,488	-	3,619	854	4,473
Pérdida tributaria arrastrable (e)	101,745	(87,053)	(14,692)	-	8,754	8,754
Total activo diferido	103,729	59,853	3,859	167,441	28,438	195,879
Pasivo diferido						
Arrendamiento financiero	(1,616)	(1,613)	-	(3,229)	(504)	(3,733)
Intangibles, neto	(13,424)	(5,007)	-	(18,431)	4,509	(13,922)
Total pasivo diferido	(15,040)	(6,620)	-	(21,660)	4,005	(17,665)
Total activo diferido, neto	88,689	53,233	3,859	145,781	32,443	178,224

(b) El gasto por impuesto a la renta y participación de los trabajadores mostrado en el estado consolidado de ganancias y pérdidas se compone de la siguiente manera:

	31.03.07 S/(000)	31.03.06 S/(000)
Impuesto a la renta		
Corriente	28,111	-
Diferido	(23,675)	(2,333)
	4,436	(2,333)
Participación de trabajadores		
Corriente	11,068	-
Diferido	(8,768)	(864)
	2,300	(864)

16. Interés minoritario

El interés minoritario, que se presenta en el balance general consolidado, corresponde a la participación de los accionistas minoritarios (3.91 por ciento) en el patrimonio neto de la Subsidiaria al 31 de marzo de 2007 y 31 de diciembre de 2006 , el cual ascendía a aproximadamente S/846,305,000 y S/862,610,000, respectivamente. Asimismo el interés minoritario que se presenta en el estado consolidado de ganancias y pérdidas, corresponde a la participación de los accionistas minoritarios en las pérdidas de la Subsidiaria que ascendían a aproximadamente S/14,577,000 al 31 de marzo 2007 (S/4,608,000 al 31 de marzo de 2006). La participación del interés minoritario en las referidas pérdidas ascendió a aproximadamente S/569,000 al 31 de marzo 2007 (S/264,000 al 31 de marzo de 2006).

A continuación se muestra el movimiento del interés minoritario al 31 marzo 2007 y de 2006:

	S/(000)
Saldo al 31 de diciembre de 2005	35,489
Participación en los ajustes del patrimonio de la Subsidiaria	(4)
Participación en la pérdida de la Subsidiaria	(264)
Saldo al 31 de marzo de 2006	35,221
Saldo al 31 de diciembre de 2006	33,698
Participación en la pérdida de la Subsidiaria	(569)
Participación en los ajustes del patrimonio de la Subsidiaria	(70)
Saldo al 31 de marzo de 2007	33,059

17. Patrimonio neto

(a) Capital social -
Al 31 de marzo de 2007 y al 31 de diciembre de 2006, el capital social está representado por 356,770,987 acciones comunes íntegramente suscritas y pagadas, cuyo valor nominal es de S/1.00 por acción. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004.

(b) Capital adicional -
Constituido en enero de 2001 por la transferencia de acciones de TEM por parte de Telefónica del Perú S.A.A.

(c) Reserva legal -
Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

(d) Otras reservas -
Corresponde principalmente a las pérdidas por cambios en el valor estimado de mercado de los instrumentos financieros derivados de cobertura de flujos de efectivo, donde el cambio de valor se refleja inicialmente en el patrimonio, afectando posteriormente a la cuenta de resultados en función de cómo ésta se ve influenciada por el subyacente cubierto.

18. Contingencias

En el curso normal de sus operaciones, la Subsidiaria ha sido objeto de diversas reclamaciones de índole tributario, legal (laborales y administrativos) y regulatorio, las cuales se registran y revelan de acuerdo con principios de contabilidad generalmente aceptados en el Perú, ver nota 2(k).

Como resultado de las fiscalizaciones de los ejercicios 2000 a 2003 a TEM y del ejercicio 2002 a CMP, la Subsidiaria ha sido notificada por la Superintendencia Nacional de Administración Tributaria – SUNAT con diversas resoluciones por supuestas omisiones al Impuesto a la Renta, Impuesto General a las Ventas, retenciones del Impuesto a la Renta de no domiciliados y retenciones del Impuesto a la renta de 5ta categoría. En unos casos, la Subsidiaria ha interpuesto recursos de reclamación por no encontrar las correspondientes resoluciones conformes a las normas legales vigentes en el Perú y en otros ha procedido al pago de las acotaciones recibidas. A la fecha, se encuentran pendientes de resolución diversos recursos presentados sobre reclamaciones de los citados ejercicios.

El 30 de marzo de 2007, la SUNAT emitió una Resolución de Intendencia relacionada a la fiscalización del año 2000. La Gerencia y sus asesores legales se encuentra evaluando las posibles acciones a seguir.

Al 31 de marzo de 2007, según lo expuesto en la nota 2(k), la Subsidiaria ha registrado las provisiones necesarias, ver nota 11(b), quedando como contingentes un importe de S/576,243,000. La Gerencia y sus asesores legales estiman que debido a que existen sólidos argumentos jurídicos para obtener un resultado favorable, el resultado de los procesos no tendrá un impacto significativo en los estados financieros de la Subsidiaria.

De la misma forma, la Subsidiaria tiene diversas demandas legales (laborales y procesos administrativos) y regulatorias que son llevadas por sus asesores legales externos e internos. Al 31 de marzo de 2007, según lo expuesto en la nota 2(k), la Subsidiaria ha registrado las provisiones necesarias, quedando como contingencias posibles un importe de S/3,190,000. La Gerencia y sus asesores legales estiman que debido a que existen sólidos argumentos jurídicos para obtener un resultado favorable, el resultado de las demandas no tendrá un impacto significativo en los estados financieros de la Subsidiaria.

19. Ingreso por tráfico

A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.03.06 S/(000)
Cargo fijo	103,825	86,262
Tráfico saliente pre-pago	204,075	77,320
Tráfico saliente post-pago	23,593	26,093
	331,493	189,675

20. Otros ingresos operativos

A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.03.06 S/(000)
Venta de equipos	30,815	51,565
Ingresos por interconexión	37,344	31,851
Servicio de transmisión de datos	49,854	15,347
Telefonía fija	5,569	6,437
Telefonía pública	4,808	7,090
Roaming internacional	5,141	2,224
Alquiler de equipos	3,995	3,351
Otros	7,399	4,880
	144,925	122,745

21. Gastos por interconexión

A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.03.06 S/(000)
Telefónica del Perú S.A.A.	19,470	12,993
América Móvil Perú S.A.C.	29,862	22,640
Nextel del Perú S.A.	4,451	4,159
Otros menores	1,498	517
	55,281	40,309

22. Gastos generales

(a) A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.03.06 S/(000)
Servicios prestados por terceros (b)	99,918	72,123
Servicios prestados por empresas relacionadas	30,091	25,664
Tributos y cánones (c)	17,620	15,788
Provisión (d)	5,476	2,342
Cargas diversas de gestión	2,015	3,910
	155,120	119,827

(b) Corresponden principalmente a gastos incurridos por la Subsidiaria por comisiones de venta y publicidad.

(c) Corresponde principalmente a cánones, derechos y tasas pagadas al OSIPTEL y al MTC por aproximadamente S/ 15,717,000 y S/13,394,000 al 31 de marzo de 2007 y de 2006.

(d) Corresponde a S/ 3,169,000 de provisión de cobranza dudosa y S/. 2,307,000 de provisión para desvalorización de existencias al 31 de marzo de 2007 (provisión de cobranza dudosa de S/ 2,404,000 neto de recuperos por S/ 62,000 al 31 de marzo de 2006).

23 Gastos de personal

A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.03.06 S/(000)
Remuneraciones	24,102	23,729
Seguridad y previsión social	3,042	2,428
Compensación por tiempo de servicios	2,333	2,037
Otros gastos de personal	810	1,343
	30,287	29,537

24. Financieros, neto

A continuación se presenta la composición del rubro:

	31.03.07 S/(000)	31.03.06 S/(000)
Ingresos financieros		
Ganancia por diferencia en cambio	7,915	73,652
Ingreso por intereses y otros	7,877	3,370
	15,792	77,022
Gastos financieros		
Perdida por diferencia en cambio	(6,840)	(54,081)
Intereses de bonos	(7,365)	(2,518)
Intereses por préstamos	(4,538)	(5,891)
Intereses por arrendamiento financiero	(473)	(872)
Otros	(337)	(348)
	(19,553)	(63,710)
Valorización instrumentos financieros derivados	(1,397)	1,097
Financieros, neto	(5,158)	14,409

25. Pérdida por acción

A continuación se muestra el cálculo del promedio ponderado de acciones y de la pérdida por acción básica y diluida:

	Acciones en circulación	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2006			
Saldo al 1° de enero de 2006	356,770,987	365	356,770,987
Saldo al 31 de marzo de 2006	356,770,987		356,770,987
Ejercicio 2007			
Saldo al 1° de enero de 2007	356,770,987	365	356,770,987
Saldo al 31 de marzo de 2007	356,770,987		356,770,987

El cálculo de la pérdida por acción básica y diluida, al 31 de marzo de 2007 y de 2006, se presenta a continuación:

	Al 31 de marzo de 2007			Al 31 de marzo de 2006		
	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/	Pérdida (numerador) S/(000)	Acciones (denominador)	Pérdida por acción S/
Pérdida por acción básica y diluida de las acciones	(14,660)	356,770,987	(0.04109)	(4,404)	356,770,987	(0.01234)

26. Convenio de estabilidad jurídica

La Subsidiaria, al amparo de lo establecido en los Decretos Legislativos N° 662 y N° 757, tiene suscrito con el Estado Peruano un convenio de estabilidad jurídica relacionado con las inversiones para ampliar la capacidad de servicios telefónicos móviles fuera de Lima y la provincia Constitucional del Callao - Banda B de Provincias, el cual fue firmado en junio de 1998 por un plazo igual al de la concesión correspondiente (20 años). Este convenio, que ha sido modificado parcialmente el 14 de marzo y 25 de agosto del 2000, estableció las inversiones que BellSouth Perú BVI Limited y Corporación Vicmar S.A. (accionistas mayoritarios de Comunicaciones Móviles del Perú S.A. a esas fechas) han efectuado en Comunicaciones Móviles del Perú S.A. entre el 25 de agosto de 1998 y 23 de agosto del 2000 mediante aportes de capital por un importe de US$115,000,000.

El mencionado convenio otorga principalmente, a la Subsidiaria, durante el período indicado, estabilidad en el régimen tributario referido al impuesto a la renta, y estabilidad en los regímenes de contratación de los trabajadores.

27. Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera se efectúan a los tipos de cambio del mercado libre. Al 31 de marzo de 2007 y 31 de diciembre de 2006, el tipo de cambio promedio ponderado del mercado libre publicado por la Superintendencia de Banca y Seguros para las transacciones en dólares estadounidenses era de S/3.182 para la compra y S/ 3.184 para la venta (S/3.194 y S/3.197 al 31 de diciembre de 2006, respectivamente) por US$1.00.

Al 31 de marzo de 2007 y 31 de diciembre de 2006, la Subsidiaria mantenía los siguientes activos y pasivos en moneda extranjera (expresados en dólares estadounidenses):

	Moneda de origen	31.03.07 US$(000)	31.12.06 US$(000)
Activos			
Caja y bancos	Dólar estadounidense	2,494	15,263
Cuentas por cobrar comerciales, netas	Dólar estadounidense	28,143	32,124
Cuentas por cobrar a empresas relacionadas	Dólar estadounidense	1,397	3,357
Préstamos a empresas relacionadas	Dólar estadounidense	111,519	110,000
		143,553	160,744
Pasivos			
Cuentas por pagar comerciales	Dólar estadounidense	66,047	79,305
Cuentas por pagar a empresas relacionadas	Dólar estadounidense	3,050	179
Otras cuentas por pagar	Dólar estadounidense	704	-
Deuda con entidades bancarias	Dólar estadounidense	20,000	20,000
Deudas a largo plazo, incluye porción corriente	Dólar estadounidense	38,373	39,115
Bonos, incluye porción corriente	Dólar estadounidense	60,357	60,000
Total		188,531	198,599
Posición de compra de derivados (valor de referencia)		118,767	119,161
Posición activa (pasiva), neta		73,789	81,306

Al 31 de marzo de 2007, la Subsidiaria ha registrado una ganancia neta por diferencia en cambio ascendente a aproximadamente S/1,075,000 (ganancia neta de aproximadamente S/19,571,000 al 31 de marzo de 2006).

La Subsidiaria participa en contratos forward de tipo de cambio y swaps de moneda extranjera para mitigar su exposición al riesgo de cambio. Al 31 de marzo de 2007, la Subsidiaria tiene como posición de contratos "forward" de compra de dólares estadounidenses y swaps de moneda extranjera para fines de cobertura por un importe nominal total ascendente a aproximadamente

US$ 30,394,000 y US$ 88,373,000, respectivamente (US$ 30,787,000 y US$ 88,373,000, respectivamente al 31 de diciembre de 2006).

Al 31 de marzo de 2007, el valor estimado de mercado para estas operaciones de derivados corresponde a ingresos no realizados por aproximadamente S/ 5,287,000 (S/ 3,614,000 al 31 de diciembre de 2006).

File No. 82-5134

Telefónica

Lima, 20 de abril de 2007

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles Perú Holding S.A.A., celebrada el día 19 de abril de 2007, se acordó el siguiente acuerdo:

1. Aprobar los Estados Financieros intermedios, individuales y consolidados (no auditados) de Telefónica Móviles S.A. correspondientes al primer trimestre de 2007.

   Tanto los Estados Financieros Individuales y el Informe de Gerencia, como los Estados Financieros Consolidados, antes indicados, están siendo reportados el día de hoy a través del sistema MVNet.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil

END